As filed with the Securities and Exchange Commission on June 28, 2002

Registration No. 333-___________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F0RM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Horizon Natural Resources Company
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1222 (Primary Standard Industrial Classification Code Number)	61-13155723 (I.R.S. Employer Identification Number)

2000 Ashland Drive
Ashland, Kentucky 41101
(609) 920-7400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Michael F. Nemser
Chief Financial Officer
Horizon Natural Resources Company
2000 Ashland Drive
Ashland, Kentucky 41101
(606) 920-7400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Jeffrey L. Hallos, Esq. Frost Brown Todd, LLC 250 West Main Street, Suite 2700 Lexington, Kentucky 40507 (859) 231-0000	Copies to:	Jeffrey S. Lowenthal, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212) 806-5400

           Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

           If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

                          _______________________________________________________________
                                          CALCULATION OF REGISTRATION FEE
---------------------------------------------------- -----------------------------------------------------------------------
      Title of Each Class of                                Proposed Maximum        Proposed Maximum
            Securities                Amount to be              Aggregate           Aggregate                 Amount of
         to be Registered              Registered      Offering Price Per Security  Offering Price         Registration Fee
---------------------------------------------------- -----------------------------------------------------------------------
 Common Stock, $.01 par value       400,000 shares              None               $4,900,000(1)              $450.80
---------------------------------------------------- -----------------------------------------------------------------------

(1)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the last trading price on May 24, 2002 quoted on Bloomberg, which was $12.25 per share.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

           The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

Subject to Completion, Dated June 28, 2002

PROSPECTUS

[HORIZON LOGO]

400,000 Shares

HORIZON NATURAL RESOURCES COMPANY

Common Stock

           This prospectus relates to 400,000 shares of our common stock that we may issue as grants to our employees from time to time under the Horizon Natural Resources Company Stock Grant Program. We will not receive any proceeds from the issuance of our shares to employees under the program.

           The purpose of our stock grant program is to provide employees with an opportunity to acquire a proprietary interest in the company, compensate employees for their contributions to us, aid in attracting and retaining employees, and enhance the liquidity of the common stock. Our Chairman of the Board, or our Compensation committee in the case of executive officers, will select the recipients of stock grants and determine the number of shares to be awarded and the other terms and conditions of the grants under the program. We may issue some, all or none of the common stock offered by this prospectus.

           Currently no public market exists for the shares of our common stock. We intend to file a listing application to be listed on the OTC Bulletin Board until such time as we meet the listing criteria of a national exchange or quotation service. However, there is no assurance that we will be able to meet the listing requirements of the OTC Bulletin Board.

           Concurrent with this offering of common stock, certain of our stockholders are offering up to 7,821,893 shares of our common stock. Additionally, certain of our note holders are offering $450 million aggregate principal amount at maturity of 11.75% Senior Secured Notes due 2009 issued through two of our wholly owned subsidiaries, Horizon NR, LLC and Horizon Finance Corp. We and substantially all of our subsidiaries have guaranteed the payment obligations arising from the senior secured notes. The stockholder owned common stock and the senior secured notes will be offered pursuant to separate prospectuses. None of the offerings is contingent upon any other.

           Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page [__] to read about factors you should consider before receiving the shares of common stock.

           Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated ________________, 2002.

PROSPECTUS SUMMARY

           You should read the following summary together with the more detailed information regarding our company and the common stock to be issued under our employee stock grant program and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

           As used in this prospectus, except as the context otherwise requires, the terms "company," "we," "our," "ours," and "us" refers to Horizon Natural Resources Company (formerly known as AEI Resources Holdings, Inc.) and its subsidiaries, collectively and individually as appropriate from the context. The following summary contains basic information about our company and the employee stock grant program. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.

The Company

           We mine and market coal. We conduct mining operations in five states at a total of 42 mines, including 27 surface mines and 15 underground mines in three regions: Central Appalachia, the Illinois Basin and the Rocky Mountains. With over 46 million tons produced in 2001 and over 41 million tons projected for production in 2002, we are the fourth-largest coal producer in the United States as measured by revenues.

           We mine primarily steam coal, and our primary customers are low-cost electric utility companies in the eastern U.S. We also sell steam coal under short-term contracts and on the spot market and supply premium-quality, mid- and low-volatility metallurgical coal to steel producers.

           Our business strategy involves integrating the businesses we have acquired since October 1997, acquiring complementary reserves and continuing to focus on our existing customer base. To implement this strategy, we will seek to improve safety performance, increase profitability, and reduce debt by:

•	continuing to optimize our portfolio of mining assets;

•	continuing to use low-cost mining methods;

•	focusing on key electric utility customers; and

•	reducing mining and administrative costs while establishing a new post-restructuring culture.

           Our principal executive offices are located at 2000 Ashland Drive, Ashland, Kentucky 41101 and our telephone number is (606) 920-7400.

Recent Reorganization

           On May 9, 2002, we and our subsidiaries emerged from bankruptcy proceedings under our Joint Plan of Reorganization. On that date, we:

•	distributed approximately $49 million in cash to our senior bank creditors arising from our Second Amended and Restated Credit Agreement dated as of June 15, 2000, as amended;

•	issued $475 million principal amount of floating rate senior secured term notes due 2008 in partial exchange of our senior bank claims;

•	issued $450 million principal amount of 11.75% senior secured notes due 2009 in partial exchange of our senior bank claims;

•	issued a total of 20,000,000 shares of new common stock, par value $.01 per share, in exchange of our 10.5% senior notes, 6.95% industrial revenue refunding bonds, 6.90% port facility revenue refunding bonds, 4.4% adjustable rate industrial development revenue bonds, 11.5% senior subordinated notes;

•	canceled our old equity securities, including common stock and common stock purchase rights;

•	changed our name from AEI Resources Holdings, Inc. to Horizon Natural Resources Company; and

•	elected and installed a new board of directors.

           Subsequently, on May 23, 2002, our new board of directors appointed a new management team.

           Our plan of reorganization resulted in a reduction of approximately $597 million in principal and accrued interest on our debt obligations on a consolidated basis.

Summary of Stock Grant Program Name Common stock to be issued under the program Common stock outstanding (before the issuance of any shares under the program) Use of proceeds	Horizon Natural Resources Company Stock Grant Program 400,000 Shares (a) 20,000,000 Shares We will not receive any proceeds from the issuance of common stock under the program.

Eligible Participants	Employees who have performed past services for us or our subsidiaries, or who are in a position to contribute substantially to our growth and profitability.

Selection of Participants	The Chairman of the Board is authorized to select the non-executive officer employees and determine the number of shares to be granted to each recipient and other applicable terms and conditions of the grant, if any. The Compensation Committee is authorized to select the executive officer employees and the number of shares to be granted to each such recipient and other applicable terms and conditions of the grant, if any.

Other Terms and Conditions	Awards are subject to and conditioned upon the execution of an agreement by the recipient. Stock granted under the program will not be subject to vesting or other restrictions on transfer, subject to restrictions under applicable federal and state securities laws.

__________

(a) Our common stock is not currently traded on a stock exchange. However, we will apply to list our stock on the OTC Bulletin Board until such time as we meet the listing criteria of a national exchange or quotation service.

           Our common stock is not currently traded on a stock exchange. However, we will apply to list our stock on the OTC Bulletin Board until such time as we meet the listing criteria of a national exchange or quotation service.

Risk Factors

           We urge you to carefully read the Risk Factors beginning on page [__] for a discussion of factors you should consider before purchasing any of our shares.

Market Share Data

           Except as otherwise indicated, the market share data included in this prospectus are based upon estimates by our management, using third-party sources where available. While we believe that these estimates are reasonable, they have not been independently verified. Accordingly, we cannot assure you that the market share data are accurate in all material respects.

Coal Reserve Data

           The estimates of our proven and probable reserves described in this prospectus are based on the reports of the engineering firms listed in the "Experts" section of this prospectus. While we believe that these estimates are reasonable, we cannot assure you that the coal reserve data shown in this prospectus are accurate in all material respects.

Trademarks and Tradenames

           Addcar(TM)is a trademark that is federally registered in the United States pursuant to applicable intellectual property laws and is the property of Mining Technologies, Inc., an indirect subsidiary of Horizon NR, LLC.

Summary Historical Financial Data

           We have summarized below consolidated financial data derived from our annual financial statements as of December 31, 1999, 2000 and 2001, which have been audited by Arthur Andersen LLP, independent public accountants, and are included in this prospectus.

           The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages [__] through [__] and the historical financial statements and related notes beginning on page F-1 of this prospectus.

Horizon Natural Resources Company
(formerly known as AEI Resources Holding, Inc.)
(including its predecessors)

(in millions, except per ton data)

                                                                  For the Fiscal Year Ended December 31,
                                                                  ---------------------------------------
                                                                   1999           2000           2001
                                                                   ----           ----           ----

Operating Data:
Net sales............................................       $    1,330.8   $    1,338.6   $    1,412.5
Gross profit.........................................              289.9          215.4          266.1
Selling, general and administrative costs............               48.9           41.7           41.4
Operating Income (loss)..............................              (55.0)         (91.5)         (55.8)
Income (loss) before extraordinary item..............             (199.4)        (196.7)        (226.1)
Net income (loss)....................................             (199.4)        (196.7)        (226.1)
Adjusted EBITDA......................................              238.7          184.0          249.9

Balance sheet data:
Net working capital..................................       $      (68.5)  $   (1,389.7)  $   (1,514.0)
Total assets.........................................            2,391.6        2,203.2        2,060.2
Total debt...........................................            1,304.7        1,350.9        1,334.9
Liabilities subject to compromise....................                -              -              -
Stockholders' equity (Deficit).......................             (291.8)        (488.6)        (737.0)

Other Data:
Cash flows from operating activities.................       $       71.4   $       42.5   $      162.7
Cash flows from investing activities.................             (140.8)         (42.8)        (125.8)
Cash flows from financing activities.................               47.8           34.1          (29.4)
Capital expenditures.................................               93.6          69.9            85.0
Depreciation and amortization........................              208.3         253.5           266.6
Ratio of adjusted EBITDA to interest expense.........                1.7           1.1             1.3

RISK FACTORS

           You should carefully consider the risks described below, as well as the other information set forth elsewhere in this prospectus, before buying shares in this offering. The risks described in this section are the ones we consider to be material to your decision whether to invest in our common stock at this time. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Company

We are substantially leveraged, which could result in the need for refinancing or new capital.

Through two of our subsidiaries, Horizon NR, LLC and Horizon Finance Corp, we have:

•	entered into a secured credit facility consisting of a $250 million revolving credit facility, under which revolving loans may be made and letters of credit may be issued up to a sublimit of $200 million for such letters of credit,

•	issued 11.75% senior secured notes in the aggregate principal amount of $450 million, and

•	issued floating rate senior secured term notes in the aggregate principal amount of $475 million.

Additionally, on May 7, 2002, Horizon NR issued an amended and restated promissory note to National City Bank in the principal amount of $8.13 million.

           We are highly leveraged and have significant outstanding indebtedness and debt service requirements, both in absolute terms and in relation to stockholders' equity. At December 31, 2001, we had a total outstanding indebtedness of approximately $1.3 billion, and a stockholders' deficit of approximately $713.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--General". After giving effect to our reorganization, at December 31, 2001, our pro forma aggregate indebtedness totaled approximately 988.0 million and stockholders' equity approximately $450.0 million.

           Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash in the future will be subject to general economic, financial, competitive, legislative, regulatory, weather-related and other factors beyond our control. After debt service and capital expenditures, we were not able to generate positive net cash flow from operations for our fiscal years 1997 through 2000. We generated positive cash flow after capital expenditures in fiscal year 2001 because we did not pay interest payable on our debt during 2001.

           There can be no assurance that our business will generate sufficient cash flows from operations or that we will have future borrowings available under our credit facility in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund other liquidity needs. We may need to raise additional funds through the sale of additional equity securities, the refinancing of all or part of our indebtedness, including the notes, on or before maturity, or the sale of assets. Each of these alternatives is dependent upon financial, business and other general economic factors affecting our business, many of which are beyond our control, and we can make no assurances that any such alternatives would be available to us, if at all, on satisfactory terms. While we believe that consolidated cash flow generated by our operations will provide adequate sources of long-term liquidity, a significant drop in operating cash flow resulting from economic conditions, competition or other uncertainties beyond our control could increase the need for refinancing or new capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

As a result of our high leverage, we are subject to operating and financial restrictions that could adversely impact our activities and operations.

           Our leveraged position may limit our ability to obtain additional financing in the future on terms and subject to conditions deemed acceptable by our management, and the agreements governing our debt impose significant operating and financial restrictions on us. The most significant restrictions relate to our debt incurrence, investments, sales of assets and cash distributions. The failure to comply with any of these restrictions could result in an event of default under the various operative documents. See "Description of Indebtedness."

           As a result, our leveraged position could have important consequences to our stockholders. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	subject us to covenants that limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our ability to obtain additional financing to fund future acquisitions of coal producers or coal reserves;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	impede our ability to obtain the necessary bonds to operate our business in compliance with the numerous laws and regulations to which we are subject;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds, among other things, under the financial and other restrictive covenants in our indebtedness.

           See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Notes 2 and 8 to our consolidated financial statements appearing elsewhere in this prospectus.

As a result of our adoption of “fresh-start” accounting, you will not be able to compare our historical financial statements disclosed in this prospectus with our future financial results.

           As a result of the consummation of our plan of reorganization and the transactions contemplated thereby, we are operating our business under a new capital structure. In addition, we became subject to the fresh-start accounting rules upon emerging from bankruptcy. Accordingly, our financial condition and results of operations disclosed in future filings with the SEC will not be comparable to the financial condition or results of operations reflected in our historical financial statements contained in this prospectus.

Our post-reorganization valuation is based on estimates of future performance. If our estimates are not accurate, our stock price could be adversely affected.

           Our pro forma financial statements have been prepared in accordance with the requirements of AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). SOP 90-7 requires a determination of our reorganization value, which is the estimated fair value of the reorganized entity as a going concern at the time it emerges from bankruptcy. Our estimate of our reorganization value is based on a number of assumptions, including the assumptions upon which our estimates of future operating results are based. The valuation necessarily assumes that we will achieve the estimates of future operating results in all material respects. If these results are not achieved, the resulting values could be materially different and the price of our common stock could be adversely affected. See "Pro Forma Financial Data."

Our reorganization may negatively affect some of our relationships with customers, suppliers and employees.

           We cannot accurately predict or quantify the effect, if any, that our Chapter 11 case and reorganization may have upon our continued operations. Some parties may be uncomfortable doing business with a company that has recently emerged from bankruptcy relief. Our Chapter 11 case could adversely affect our relationships with our customers, suppliers and employees.

Our failure to retain members of our senior management and key personnel may adversely affect our ability to conduct our business.

           Our senior management team averages 20 years of experience in the coal industry, which includes developing innovative, low-cost mining operations, maintaining strong customer relationships and making strategic, opportunistic acquisitions. The loss of any of our senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We cannot assure you that we would be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled personnel with coal industry experience. We cannot assure you that we will continue to employ key personnel or that we will be able to attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our operations.

If we cannot extend or renew existing collective bargaining agreements, we may experience disruptions in our labor force that could harm our operations. In addition, our competitors with union-free work forces may have a competitive advantage over us.

           A significant percentage of our labor force is represented by unions, which could result in a higher risk of work stoppages and higher labor costs. At December 31, 2001, the United Mine Workers of America (the "UMW") represented approximately 35% of our workforce. Of our coal production for the year ended December 31, 2001, approximately 38% or 17.1 million tons of coal was produced at mines where the maintenance and production workforce was represented by the UMW. We operate under various collective bargaining agreements that terminate from April 2004 through January 2006. We cannot assure you that we will be able to renew or extend any of our collective bargaining agreements before they expire. Some of our competitors have less-unionized or union-free workforces. Because of the increased risk of strikes and other related work actions, and the higher labor costs that may be associated with represented operations in the coal industry, our less-unionized and union-free competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current union-free operations were to become unionized, we could incur a higher risk of work stoppages and higher labor costs.

We may be unable to adequately provide funding for our post-retirement benefit and pension plan obligations if our estimates of those obligations are inaccurate.

           We provide post-retirement health and life insurance benefits to eligible union and union-free employees. As of March 31, 2002, we estimated the pro forma present value of our future post-retirement benefit obligations to be approximately $430.5 million, based on assumptions described in the notes to the financial statements included in this prospectus. If our actuarial assumptions do not materialize as expected, we could incur cash expenditures and costs materially higher than those reflected in our Unaudited Pro Forma Financial Statements.

Many of our long-term contracts allow price renegotiation or contract termination and contain other terms that may adversely affect our operations.

           A substantial portion of our coal is sold pursuant to long-term coal supply contracts that are significant to the stability and profitability of our operations. Our long-term contracts, however, contain various provisions that could reduce the prices we receive or shorten the term of the contracts, which could reduce our margins and expose us to greater market volatility. As of March 31, 2002, approximately 79% of our revenues were derived from coal sales that were made under long-term coal supply agreements. As of that date, we had 43 long-term sales contracts with a volume-weighted average term of approximately 4 years.

           Most of our recently negotiated contracts over three years in duration contain price reopeners, which usually occur midway through a contract or every one to three years, depending upon the length of the contract. Reopeners allow the contract price to be renegotiated to be in line with the market price prevailing at the time. In some circumstances, utilities customers have an option to terminate the contract if prices have increased by over 10% from the price at the commencement of the contract or if the parties do not agree on a new price. We cannot assure you that utilities will not terminate our contracts before their current terms expire or that the prices obtained for coal under those contracts will not be reduced.

           In the past several years the price of new contracts has been very competitive, with new contracts being priced at or near existing spot rates. In addition, the term of sales contracts has shortened significantly over the last two decades as competition in the coal industry has increased and, more recently, as electricity generators have prepared themselves for the Clean Air Act Amendments of 1990 and the deregulation of their industry. We believe the term of long-term sales contracts now averages one to two years. Customers generally insist on price reopeners every two or three years, providing them with the security of having coal under contract and assurance that the price will not significantly exceed the market.

           Our operating profits under supply agreements depend on a variety of factors. These include production costs, transportation costs, delivered coal qualities and quantities and various general macro-economic indices, many of which are beyond our control. Most coal supply agreements require us to deliver coal meeting quality thresholds for certain characteristics such as heat content, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, the rejection of deliveries or termination of the contracts.

           In addition, price adjustments and other provisions may increase our exposure to short-term coal price volatility and reduce our operating profit margins. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially harmed to the extent that we could not find alternate buyers for our coal at the same level of profitability. Some of our coal supply agreements are for prices above current market prices. Market prices for coal have fluctuated over the previous few years. As a result, we cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, many of our coal supply agreements permit customers to increase or decrease the tonnage required to be shipped under such agreements, and many permit customers to extend the term of the agreement beyond its initial term. If customers under lower price agreements increase tonnage by the full amount allowed under their agreements, or if they exercise their extension options, average pricing could decrease. Some of our coal supply agreements are also the subject of ongoing litigation and arbitration.

We depend heavily on a small number of large customers, the loss of any of which would adversely affect our operating results.

           For fiscal year 2001 and the first quarter of 2002, we derived 45% and 51%, respectively, of our total coal revenues from sales to our four largest customers. At March 31, 2002, we had 13 coal supply agreements with these customers that expire at various times from 2002 to 2010. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but we cannot assure you that these negotiations will be successful or that those customers will continue to purchase coal from us without long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we could not sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

Any disruption in our transportation services or any significant increase in transportation costs may harm our business.

           The U.S. coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers. In particular, we depend on the CSX Corporation, the Norfolk Southern Corporation or the Union Pacific Railroad Company railroads at a significant number of our mines. Disruption of transportation services, based on weather-related events or otherwise, could temporarily impair our ability to supply coal to our customers and thus adversely affect our business and operating results. In addition, transportation costs, including fuel costs, are a significant component of the total cost of supplying coal to customers and can significantly affect a coal producer's competitive position and profitability. Certain coal supply agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase by an amount ranging from 10% to 20% in any given 12-month period. Increases in our transportation costs, or changes in such costs relative to transportation costs incurred by providers of competing coal or of other fuels, could have an adverse effect on our business and operating results.

Any of our patents may be challenged in the future.

           In fiscal year 2001, we received revenues of $5.2 million from licensing our proprietary technology to others. Substantially all of our intellectual property, including our Addcar(TM)highwall mining technology, is patented. These patents give us the exclusive right to use this technology in North America and to license it to others, for the life of the patent. However, we cannot guarantee the validity and enforceability of any of its patents. The validity of a patent is open to challenge on a number of grounds, including lack of novelty and the failure to adequately describe the invention in the patent claim. Our patents may be challenged in the future. Any loss of patent protection could harm our business.

Risks Relating to Our Industry

Variations in the market for coal and seasonal fluctuations can harm our operating results.

           Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which accounts for approximately 90% of domestic coal consumption. Any reduction in the demand for coal by the domestic electric generation industry may reduce our profitability. The coal consumption patterns of electric utilities are influenced by factors beyond our control, including government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil, and nuclear, and alternative energy sources such as hydroelectric power. The demand for electricity also influences coal consumption patterns of electric utilities, which depends significantly upon summer and winter temperatures in the U.S. The demand for electricity last winter in our supply territories, for example, was lower than normal due to unusually moderate temperatures.

           Demand for our low-sulfur coal and the prices that we will be able to obtain for such coal will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements.

           Deregulation of the electric utility industry may cause our customers to be more price-sensitive in purchasing coal, which could cause our profitability to decline. Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost sensitive, deregulation may have a negative effect on our profitability.

           The availability of a ready market for our higher sulfur coal production also depends on a number of other market factors, including the demand for and supply of low-sulfur coal, and the availability of pollution credits. Any significant decline in prices for coal could have a material adverse effect on our financial condition, results of operation and quantities of reserves recoverable on an economic basis. Should the industry experience significant price declines from current levels or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures.

The high level of competition in the coal industry may make it difficult for us to continue to obtain long-term sales contracts, making us vulnerable to changes in the spot market coal prices.

           We compete with other large producers and hundreds of small producers in the U.S. and abroad. The markets in which we sell coal are highly competitive and affected by factors beyond our control. Competition resulting from the excess production capacity in the U.S. encourages producers to reduce prices and to pass productivity gains through to customers. Moreover, because of greater competition in the domestic electric utility industry, which has accounted for approximately 90% of domestic coal consumption in recent years, and increased pressure from customers and regulators to lower electricity prices, public utilities are lowering fuel costs by buying higher percentages of spot coal through a competitive bidding process and by only buying the amount of coal necessary under existing contracts to meet their contractual requirements. We cannot assure you that we will continue to be able to obtain long-term sales contracts with reliable customers as existing contracts expire. If a lower percentage of our revenues is generated pursuant to long-term sales contracts, we will be increasingly affected by changes in spot market coal prices.

Estimates of proven and probable reserves may vary substantially from actual results.

           There are numerous uncertainties inherent in estimating quantities of proven and probable reserves, including many factors beyond our control. Estimates of economically proven and probable coal reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions. These include historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future coal prices, future operating costs, severance and excise taxes, development costs and reclamation costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of coal attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows expected from them prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances will likely be material. As a result, prospective holders should not place undue reliance on the coal reserve data included herein.

We may not be able to continue acquiring coal reserves that are economically recoverable.

           Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our inability to conduct successful exploration and development activities or to acquire properties containing economically recoverable reserves would adversely affect our future results. Our current strategy includes increasing our reserve base through acquisitions of leases and complementary producing properties and continuing to use our existing properties.

           We cannot assure you that our planned development and exploration projects and acquisition activities will allow us to obtain significant additional reserves or that we will have continuing success developing additional mines. Most of our mining operations are conducted on properties we own or lease. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially harmed if defects in title or boundaries exist. In addition, in order to develop our reserves, we must procure various governmental permits. We cannot predict whether we will continue to receive the permits necessary to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties, obtain mining contracts for properties containing additional reserves, or maintain our leasehold interest in properties on which mining operations have not begun during the term of the lease. From time to time, we become involved in litigation with lessors of its coal properties and with royalty holders.

Mining operations are vulnerable to weather and other conditions beyond our control.

           Conditions beyond our control can increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, such as heavy rains and flooding, unexpected maintenance problems, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geological and other conditions.

           Coal supply agreements typically contain force majeure provisions allowing temporary suspension of performance by us or by the customer during the duration of specified events beyond the control of the affected party.

Risks Related to Government Regulation

Court rulings that restrict how we may dispose of mining wastes could significantly increase our operating costs, discourage customers from purchasing our coal, and materially harm our financial condition and operating results.

           We use mountaintop removal mining wherever possible because it allows us to recover more tons of coal per acre and facilitates the permitting of larger projects, which allows mining to continue over a longer period of time than would be the case using other mining methods. Recent federal court decisions interpreting environmental laws, which are currently subject to appeal, would restrict mining operations in several states using mountaintop removal and other mining methods that dispose of mining wastes in intermittent and perennial streams. While none of our operations or existing permits have been directly challenged in this litigation, we intervened as a defendant in the pending litigation to defend our interest in the continuation of the existing federal permitting program for the disposal of wastes from mining operations. We plan to participate in the appeal of the trial court's decision enjoining the issuance of new permits for certain types of mining waste disposal. We cannot predict the final outcome of this litigation. A judicial interpretation that limits or prohibits our use of the mining methods at issue in the litigation could significantly increase our operational costs and make it more difficult to economically recover a significant portion of our reserves. We may not be able to increase the price we charge for coal to cover higher production costs without reducing customer demand for our coal. Our inability to use the mining methods at issue in the litigation could have a material adverse effect on our financial condition and results of operation.

Legislation and regulations affecting land use and environmental issues may impose costly requirements on us and discourage purchases of coal by our customers.

           Federal, state and local authorities regulate the coal mining industry on a wide range of matters that affect our operations, including:

•	limitations on land use,

•	permitting and licensing requirements,

•	air quality standards,

•	water pollution,

•	plant and wildlife protection,

•	reclamation and restoration of mining properties after mining is completed,

•	the discharge of materials into the environment,

•	surface subsidence from underground mining, and

•	the effects that mining has on groundwater quality and availability.

Regulatory requirements as to these matters could have a material adverse effect on our business, financial condition and results of operations. See "Government Regulation."

           Mining operations require numerous governmental permits and approvals. We may be required to prepare and present to federal, state or local authorities data pertaining to the impact that any proposed exploration for or production of coal may have upon the environment. It may be costly and time-consuming to comply with these requirements and may delay commencement or continuation of exploration or production operations.

           New legislation, regulations or orders may materially adversely affect our mining operations, our cost structure or our customers' ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. Our coal supply agreements contain provisions that allow a purchaser to terminate its contract if new legislation either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use.

           Reclamation and Mine Closure Accruals. Federal and state statutes require us to restore mine property in accordance with specific standards and an approved reclamation plan, and require that we obtain and periodically renew permits for mining operations. If we do not make adequate provisions for all expected reclamation and other costs associated with mine closures, it could harm our future operating results.

           Impact of Air Quality Regulations on Coal Consumption. The Federal Clean Air Act, including the Clean Air Act Amendments of 1990, and corresponding state laws that regulate emissions of materials into the air affect coal mining operations both directly and indirectly. Measures intended to improve air quality that reduce coal's share of the capacity for power generation could diminish our revenues and harm our business, financial condition and results of operations. We believe the price of higher sulfur coal is likely to decrease as more coal-fueled utility power plants become subject to lower sulfur dioxide emission limits, which may reduce our revenues and harm our results. State and federal regulations that impose stricter new standards for particulate matter emissions may restrict our ability to develop new mines or could require us to modify our existing operations and increase our costs of doing business. In addition, regulatory initiatives including the nitrogen oxide rules, new ozone and particulate matter standards, regional haze regulations, new source review, regulation of mercury emissions, and legislation or regulations that establish restrictions on greenhouse gas emissions or provide for other multiple pollutant reductions could make coal a less attractive fuel to our utility customers and substantially reduce our sales.

Employee safety and health requirements could increase our operating costs and harm our results.

           Mine Safety and Health. Federal and state safety and health regulation in the coal mining industry may be the most comprehensive and pervasive system for protection of employee safety and health affecting any segment of U.S. industry. It is costly and time-consuming to comply with these requirements and new regulations or orders may materially adversely affect our mining operations or cost structure, any of which could harm our future results.

           Black Lung and Worker's Compensation Obligations. Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before July 1973. The trust fund is funded by an excise tax on coal production. If this tax increases, or if we could no longer pass it on to the purchaser of our coal under many of our long-term sales contracts, it could increase our operating costs and harm our results. New regulations that took effect in 2001, which are subject to appeal to a federal circuit court, could significantly increase our costs with contesting and paying Black Lung claims. If new laws or regulations increase the number and award size of claims, it could substantially harm our business.

           We must compensate employees for work-related injuries. If we do not make adequate provisions for our workers' compensation liabilities, it could harm our future operating results.

           Federal and state laws require us to place and maintain surety bonds in connection with reclamation, workers' compensation and other obligations. We cannot assure you that the surety bond holders will continue to renew or refrain from demanding additional collateral upon any renewal.

           Federal and state laws require bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers' compensation benefits and to satisfy other miscellaneous obligations. Before March 2002, Frontier Insurance Company provided most of our bonds. Frontier began experiencing financial problems in 1999, and as a result, the states in which we operate required us to first cash collateralize, and then replace, our Frontier bonds. On February 28, 2002, we obtained new surety bonds to replace all of our Frontier bonds required to be replaced.

           As of March 31, 2002, we had outstanding surety bonds with third parties for post-mining reclamation totaling $405 million and an additional $308.5 million is in place for federal and state workers' compensation obligations and other miscellaneous obligations. These surety bonds are typically renewable on a yearly basis. We cannot assure you that the surety bond holders will continue to renew the surety bonds or refrain from demanding additional collateral upon such renewals. The failure to maintain, or the inability to acquire, sufficient surety bonds, as required by state and federal law, would have a material adverse effect on us and therefore create risks for holders of our common stock and notes. We may not be able to maintain or acquire surety bonds for a variety of reasons, including:

•	lack of availability, higher expense or unreasonable terms of new surety bonds;

•	restrictions on the demand for collateral by current and future third-party surety bond holders due to the terms of the indenture for these or other of our notes or our credit facility; or

•	the exercise by third-party surety bond holders of their right to refuse to renew the surety.

Risks Related to Our Ownership Structure

A small number of stockholders owns a significant number of our shares and will exercise significant influence on us after this offering, and they may pursue policies with which you disagree.

           Ownership of a substantial number of shares of our common stock is concentrated among two stockholders, described below. Sales of or offers to sell a substantial number of shares of common stock, or the perception by investors, investment professionals and securities analysts of the possibility of such sales, could adversely affect the market for and price of the common stock.

           Currently, affiliates of Appaloosa Management, L.P. and King Street Capital Management, LLC, whom we refer to collectively as the "Major stockholders," beneficially own approximately 39% of our common stock. We do not know how many shares of our common stock, if any, the Major stockholders will sell in this offering. However, each of the Major stockholders have advised us that it currently does not intend to sell a significant number of shares in the foreseeable future. As a result, the Major stockholders may continue to have significant influence in electing our directors, appointing new management and approving any action requiring the approval of our stockholders, including any amendment to our certificate of incorporation, mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these stockholders. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Substantially all of our shares are or will be eligible for future sale which could depress our stock price.

           Sales of substantial amounts of our common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. After this offering, 20,000,000 shares, representing 100% of the issued and outstanding shares of our common stock as of May 9, 2002, will be freely tradeable, subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") imposed upon stockholders deemed to be our affiliates.

We do not expect that an active public market for our common stock will exist after this offering.

           We cannot assure you that an active public trading market for our common stock will develop or be sustained. As of the date of this prospectus, the number of holders of our common stock was insufficient to meet the requirements to list our stock on any national and/or regional securities exchange or inter-dealer quotation service. We plan to list our stock on the OTC Bulletin Board until such time that we meet the listing criteria of a national exchange or quotation service. We cannot accurately predict how long it will take us to meet the listing exchange criteria, nor can we assure you that our listing application will be accepted.

We do not expect to pay any dividends on our common stock in the foreseeable future.

           Covenants in the documents governing our indebtedness limit our ability to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. The price of our common stock may be volatile.

           Regardless of where our common stock is traded, the price of our stock may be volatile based on a number of factors, including:

•	our common stock will not have been publicly traded on a stock exchange before listing;

•	the number of shares to be publicly traded after this offering;

•	our operating performance and the performance of other similar companies;

•	changes in earnings estimates or recommendations by research analysts;

•	a shortfall in revenues or earnings compared to securities analysts' expectations;

•	news announcements relating to us, our industry or our competitors;

•	general conditions in our industry or the worldwide economy;

•	an outbreak of war or hostilities;

•	actions of our current stockholders;

•	announcements of new acquisitions or development projects by us; and

•	other developments affecting us, our industry or our competitors.

           The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

FORWARD LOOKING STATEMENTS

           This prospectus includes "forward looking statements" including, in particular, the statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Risk Factors," "Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Coal Industry," "Business" and "Government Regulation." These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we can give no assurance that we will achieve these plans, intentions or expectations. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth below and elsewhere in this prospectus.

           Actual events or results may differ materially from any forward-looking statement as a result of various factors. These factors include:

•	political, legal and economic conditions and developments in the United States;

•	state, federal and other legislative and regulatory initiatives affecting the electric utility industry, including rate regulation, deregulation and restructuring initiatives;

•	changes in the environmental and other laws and regulations to which we are subject, or the application thereof;

•	the extent and timing of the entry of additional competition in our markets;

•	the performance of projects undertaken;

•	our ability to execute our strategy of acquiring or developing additional power generating facilities;

•	our ability to obtain the significant future financing our growth strategy will likely require, whether through equity issuances or borrowings;

•	fluctuations in the prices for electric products and services;

•	financial market conditions, changes in commodity prices and interest rates, and weather and other natural phenomena; and

•	other factors including the risks outlined under "Risk Factors."

           All forward-looking statements attributable to us, our subsidiaries or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above in "Risk Factors."

HORIZON NATURAL RESOURCES COMPANY
STOCK GRANT PROGRAM

           On June 20, 2002, the board of directors adopted an employee stock grant program. The program provides for the grant of shares of common stock to employees.

Purposes

           The purposes of the employee stock grant program are to promote the interests of the company and our shareholders by providing employees with an opportunity to acquire a proprietary interest in the company, compensate employees for their contributions to us, aid in attracting and retaining employees, and enhance the liquidity of the common stock.

Adjustments, Modifications, Termination

           The board of directors has the authority to adopt, revise and waive rules relating to the employee stock grant program and to terminate, suspend or modify the program. The board of directors may delegate its responsibilities under the employee stock grant program to a committee of the board of directors, members of management or to others.

Eligibility and Number of Shares

           All of our employees who have performed past services for us or our subsidiaries, or who are in a position to contribute substantially to our growth and profitability are eligible to receive awards under the employee stock grant program at the discretion of the Chairman of the Board or the Compensation Committee. We presently have approximately 4,000 employees.

           The total number of shares of common stock available for distribution under the employee stock grant program is 400,000 (subject to adjustment for future stock splits, stock dividends and similar changes in our capitalization).

           The employee stock grant program provides that all awards are subject to and conditioned upon the execution of agreements by the recipients containing the terms and conditions of the awards. Any shares of common stock subject to awards under the employee stock grant program which are not used because the terms and conditions of the awards are not met may be reallocated as though they had not previously been granted.

Stock Grants

           The Chairman of the Board is authorized to select employees, other than executive officers, who receive stock grants under the program and the number of shares to be granted to each recipient. The Compensation Committee is authorized to make such determinations with respect to grants to executive officers. Common stock granted to recipients will be unrestricted, except for any restrictions imposed by applicable securities or other laws.

Federal Tax Considerations

           The following discussion is for general information only and describes the anticipated tax consequences for recipients in the employee stock grant program. The tax treatment of a recipient may vary depending upon such recipient’s particular situation. EACH RECIPIENT SHOULD CONSULT ITS OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE PROGRAM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS.

           With respect to awards of unrestricted stock, the recipient will realize ordinary income and we will be entitled to a corresponding deduction upon the grant of the unrestricted stock, and the amount of such ordinary income and deduction will be the fair market value of such unrestricted stock on the date of grant.

           With respect to executive officers who are subject to Rule 16b-3 of the Securities Exchange Act, unless the recipient files an election to be taxed under Section 83(b) of the Code, the recipient will not realize income upon the grant of restricted stock. Upon the expiration of the restrictions, the recipient will realize ordinary income and we will be entitled to a corresponding deduction. The amount of such ordinary income and deduction will be the fair market value of the restricted stock on the date the restriction expires. If the recipient files an election to be taxed under Section 83 (b) of the Code, the tax consequences to the recipient and to us will be determined as of the date of the grant of the stock rather than as of the date of the expiration of the restrictions.

           When a recipient disposes of stock that has been granted pursuant to the program, the difference between the amount received upon such disposition and the fair market value of such shares on the date the recipient realizes ordinary income will be treated as a capital gain or loss.

Future Sale of Shares Issued Under the Program

           Currently, no public market exists for our common stock. We intend to file a listing application to be listed on the OTC Bulletin Board until such time as we meet the listing criteria of a national exchange or quotation serves. There can be no assurance that we will be able to meet the listing requirements of the OTC Bulletin Board, or that an active trading market for our common stock will develop in the future.

           Currently, there are 20,000,000 shares of common stock outstanding before the issuance of any of the 400,000 shares authorized under the program. All of the outstanding shares are freely tradable without restriction under the Securities Act, including 7,821,893 shares currently held by persons who may be considered “affiliates” of our company, as that term is defined in Rule 144 under the Securities Act, that have been registered for resale .

           No restrictions other than those under applicable federal and state securities laws limit the transfer or resale of shares issued under the program. Shares granted to employees other than executive officers or others who may be considered our affiliates will be freely tradable without restriction under the Securities Act. Shares issued to affiliates may generally be sold only in compliance with Rule 144 described below.

           In general, under Rule 144, as currently in effect, an affiliate who receives shares issued under the program will be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock (currently, 200,000 shares) or (ii) the average weekly trading volume of our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association such as the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the affiliate files a notice of the sale with SEC. Sales pursuant to Rule 144 must also meet certain requirements relating to manner of sale, notice and availability of current public information about our company.

Additional Information

Requests for additional information about the program should be directed to Lance G. Sogan, Executive Vice President Human Resources and Administration, Horizon Natural Resources Company, 2000 Ashland Drive, Ashland, Kentucky 41101. Our telephone number is (606) 920-7400.

USE OF PROCEEDS

           All the shares of our common stock to be granted under the stock grant program will be issued in consideration of services to our company. We will not receive any proceeds from shares granted under the program.

OTHER OFFERINGS

           Concurrent with this offering, certain of our stockholders are offering up to 7,821,893 shares of our common stock and certain selling noteholders of ours are offering up to $450 million aggregate principal amount of 11.75% senior secured notes due 2009. The shares issuable under the stock grant program and the notes will be offered pursuant to separate prospectuses.

DIVIDEND POLICY

           We currently intend to retain all future earnings, if any, for working capital to fund the development and growth of our business, to reduce our outstanding indebtedness and for general corporate purposes. We, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as our board deems relevant. In addition, we are restricted in our ability to declare and pay dividends on our common stock under covenants in our credit facility with Deutsche Bank Trust Company Americas, as administrative agent, Term Note Purchase Agreement with UBS AG, Stamford Branch, as administrative agent, and Indenture with Wells Fargo Bank Minnesota, N.A., as trustee. See "Description of Indebtedness."

SELECTED CONSOLIDATED FINANCIAL DATA

           The selected consolidated financial data below for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, have been derived from our audited consolidated financial statements. Also set forth below are selected financial data for the three months ended March 31, 2001 and March 31, 2002 which have been derived from our unaudited Consolidated Financial Statements and which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of us and our subsidiaries for such periods. Additionally, the consolidated financial data below includes balance sheet amounts as of a date before the effectiveness of our plan of reorganization. See "Pro Forma Financial Data" below. The following data is qualified in its entirety by, and should be read in conjunction with, the our Consolidated Financial Statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                            Horizon Natural Resources Company
                                     (formerly known as AEI Resources Holding, Inc.)
                                             Consolidated Income Statements

                                           (in millions, except per ton data)

                                                                                                    For the Three Months
                                                      For the Fiscal Year Ended December 31,           Ended March 31,
                                                 1997      1998        1999       2000      2001        2001     2002
Statement of operations data:                  --------- ----------- ---------- --------- ---------- --------------------

Net Sales                                      $ 175.3   $ 733.4     $1,330.8   $1,338.6   $1,412.5   $  356.0  $ 316.5
Gross profit                                   $  30.1   $ 142.5     $  289.9   $  215.4   $  266.1   $   58.2  $  69.3
Selling, general and administrative costs      $  13.9   $  32.5     $   48.9   $   41.7   $   41.4   $    9.3  $   9.3
Operating Income (loss)                        $   5.4   $  16.8     $  (55.0)  $  (91.5)  $  (55.8)  $  (17.7) $ (14.4)
Income (loss) before extraordinary item        $ (20.9)  $ (23.4)    $ (199.4)  $ (196.7)  $ (226.1)  $  (60.4) $ (50.2)
Net Income (loss)                              $ (22.2)  $ (33.6)    $ (199.4)  $ (196.7)  $ (226.1)  $  (60.4) $ (50.2)
Adjusted EBITDA (1)                            $  16.6   $ 114.8     $  238.7   $  184.0   $  249.9   $   61.8  $  64.5

Balance sheet data:
Net working capital                               85.1     (72.9)      (68.5)   (1,389.7)  (1,514.0)  (1,395.9)   (998.4)
Total Assets                                     265.4   2,490.1     2,391.6     2,203.2    2,060.2    2,147.6   2,068.0
Total debt                                       217.0   1,215.6     1,304.7     1,350.9    1,334.9    1,329.7     892.7
Liabilities subject to compromise                  -          -         -          -          -          -         596.8
Stockholders' Equity (Deficit)                   (18.1)    (92.7)     (291.8)     (488.6)    (737.0)    (548.9)   (787.3)

Other data:
Cash flows from operating activities             (11.4)    (49.4)       71.4        42.5      162.7       11.1      12.6
Cash flows from investing activities             (38.7)   (655.7)     (140.8)      (42.8)    (125.8)     (15.6)   (103.2)
Cash flows from financing activities             133.2     664.0        47.8        34.1      (29.4)     (21.2)     48.3
Capital expenditures                              32.2      40.9        93.6        69.9       85.0       11.5      23.9
Depreciation & Amortization                       10.8      76.8       208.3       253.5      266.6       62.1      68.2
Ratio of adjusted EBITDA to interest expense       1.8       1.8         1.7         1.1        1.3        1.2       1.7

(1) Adjusted EBITDA as presented above and as used elsewhere in this prospectus consists of earnings before interest, taxes, depletion, depreciation, amortization, other non-cash charges and certain other unusual or nonrecurring charges. Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness and because it is used in the Indenture to determine compliance with certain covenants. However, Adjusted EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

                                         Horizon Natural Resources Company
                                  (formerly known as AEI Resources Holding, Inc.)
                                          Consolidated Income Statements

                                         (in millions, except per ton data)

                                                                                                          For the Three
                                                                                                        Months Ended March
                                                   For the Fiscal Year Ended December 31,                      31,
                                            1997        1998        1999         2000        2001        2001        2002
                                         ----------- ----------- ----------- ----------- ----------- ------------ --------
Coal Sales (millions of tons)               6.5         25.2        49.1         51.5        48.4        12.8        10.1

Total Revenue                         $   175.3    $   733.4   $ 1,330.8    $ 1,338.6   $ 1,412.5   $   356.0   $   316.5

Costs & Expenses
 Cost of Operations                       145.2       590.9       1,040.9      1,123.2     1,146.4      297.8       247.2
 Depreciation & Amortization               10.8        76.8         208.3        253.5       266.6       62.1        68.3
 Selling, General & Administration         13.9        32.5          48.9         41.7        41.4        9.3         9.3
 Writedowns and Special Items               --         16.5          87.7         11.7        13.9        4.5         6.2
                                         -------     ---------  -----------  ----------  ----------  ----------  ---------
Total Costs & Expenses                    169.9       716.7       1,385.8      1,430.1     1,468.3      373.7       330.9
                                         -------     ---------  -----------  ----------  ----------  ----------  ---------
Income From Operations                      5.4        16.7         (55.0)       (91.5)      (55.8)     (17.7)      (14.4)

Other Income/(Expense)
  Gain/(Loss) on Sale of Fixed
   Assets                                   0.3        1.0         (101.4)        (0.2)        8.3        6.0          --
  Interest Expense                         (9.2)     (65.2)        (140.2)      (167.6)     (194.1)     (49.6)      (38.6)
   Other, Net                               0.1        3.7            3.7          9.5        16.9        0.8         4.5
                                         -------     ---------  -----------  ----------  ----------  ----------  ---------
Total Other Income/(Expense)               (8.8)     (60.5)        (237.9)      (158.3)     (168.9)     (42.8)      (34.1)

    Pre-Tax Income                         (3.4)     (43.8)        (292.9)      (249.8)     (224.7)     (60.5)      (48.5)
                                         -------     ---------  -----------  ----------  ----------  ----------  ---------
   Income Tax Provisions                   17.5      (20.4)         (93.5)       (53.1)        1.4       (0.1)        1.7
                                         -------     ---------  -----------  ----------  ----------  ----------  ---------

Income Before Extraordinary Item          (20.9)     (23.4)        (199.4)      (196.7)     (226.1)     (60.4)      (50.2)
                                         -------     ---------  -----------  ----------  ----------  ----------  ---------

   Extraordinary Loss                      (1.3)     (10.2)           --           --          --          --          --

Net Income (Loss)                         (22.2)     (33.6)        (199.4)      (196.7)     (226.1)     (60.4)      (50.2)

Plus:
   Depreciation & Amortization             10.8        76.8        208.3        253.5       266.6       62.1        68.2

   Interest Expense                         9.2         65.2        140.2        167.6       194.1       49.6        38.6

   Income Tax Provisions                   17.5        (20.4)      (93.5)       (53.1)      1.4         (0.1)       1.7

   Other Non-Recurring Items                1.3         26.7        183.0        12.7        13.9        10.6        6.2
                                         -------     ---------  -----------  ----------  ----------  ----------  ---------

Adjusted EBITDA                       $    16.6   $   114.7     $   238.6    $   184.0   $  249.9   $    61.8   $    64.5
                                         =======     =========  ===========  ==========  ==========  ==========  =========

Other Data:
Cash flows from operating activities  $   (11.4)  $   (49.4)    $   71.4     $    42.5   $  162.7   $    11.1   $    12.6

Cash flows from investing activities      (38.7)     (655.7)      (140.8)        (42.8)    (125.8)      (15.6)     (103.2)

Cash flows from financing activities      133.2       664.0         47.8          34.1      (29.4)      (21.2)       48.3

Capital expenditures                       32.2        40.9         93.6          69.9       85.0        11.5        23.9

Ratio of adjusted EBITDA to interest
   expense                                  1.8         1.8          1.7           1.1        1.3         1.2         1.7

Ratio of total debt to adjusted EBITDA     13.1        10.6          5.5           7.3        5.3        21.5        13.8

Operating Data:
Coal reserves (at period end, in
   millions of tons)                      166.0     2,436.0      2,000.0       1,769.0    1,716.6     1,757.1     1,706.0

Average coal sales price per ton      $   25.19   $   27.42    $   25.34     $   24.44   $  26.96    $  25.36    $ 27.62

Average coal cost per ton             $   22.08   $   21.52    $   22.01     $   22.91   $  24.89    $  24.32    $ 24.50

Balance Sheet Data (end of period):
Working Capital                       $    85.1   $   (72.9)   $  (68.5)     $(1,389.7)  $(1,514.0)  $(1,395.9)  $ (998.4)

Total Assets                              265.4     2,490.1     2,391.6        2,203.2     2,060.2     2,147.6    2,068.0

Total Debt (including current
portion)                                  217.0     1,215.6     1,304.7        1,350.9     1,334.9     1,329.7      892.7

Liabilities subject to compromise           --          --          --           --          --          --         596.8

Stockholders' Equity (Deficit)            (18.1)     (92.7)      (291.8)       (488.6)     (737.0)     (548.9)     (787.3)

PRO FORMA FINANCIAL DATA

           The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations presented on the following pages are based upon our unaudited historical consolidated balance sheet and consolidated results of operations as of and for the three months ended March 31, 2002. The pro forma adjustments made to the historical results of operations (based on the assumptions set forth below) give effect to our reorganization as if all of the transactions related to the reorganization, which are described under "Chapter 11 Reorganization," had occurred on January 1, 2002. In addition, the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," which require the application of fresh start reporting, have been reflected in the unaudited pro forma financial statements. The unaudited pro forma consolidated balance sheet as of March 31, 2002, presented below is based upon the historical balance sheet as of March 31, 2002, and includes pro forma adjustments as if the reorganization had been completed on that date. The pro forma consolidated balance sheet and pro forma consolidated statements of operations are unaudited and were derived by adjusting the historical financial statements of the company for certain transactions as described in the respective notes thereto. These pro forma financial statements are provided for informational purposes only and should not be construed to be indicative of the financial condition or results of operations of the company had the transactions described therein been consummated on the respective dates indicated and are not intended to be predictive of the financial condition or results of operations of the company at any future date or for any future period.

           The pro forma adjustments are based on available information and upon certain assumptions and fair value estimates that we believe are reasonable under the circumstances. The fair value estimates of assets and liabilities of our reorganized company are subject to revision following the results of appraisals and other studies that will be performed after consummation of the reorganization and related transactions. The unaudited pro forma consolidated financial data and accompanying notes should be read in conjunction with our historical consolidated financial statements, including the notes thereto, and the other financial information appearing elsewhere in this prospectus.

                                   Unaudited Pro Forma Consolidated Balance Sheet
                                                As of March 31, 2002
                                                   (in millions)

                                                                                Pro forma
                                                                               adjustments
                                                              Horizon           (Note A)               As Adjusted
                                                           -------------- -------------------- ---------------------
Current Assets:
       Cash and cash equivalents                           $     19.9          $   (64.9)      (1)    $     4.90
                                                                                     5.1       (2)

       Accounts receivable                                      117.1                                      117.1

       Inventories                                              117.3                1.0       (3)          79.3
                                                                                   (39.0)      (4)

       Deferred tax asset                                        11.6               15.2       (5)          26.8

       Prepaid expenses and other                                26.2                -                      26.2
                                                          -----------------  ---------------          --------------
       Total Current Assets                                     292.1              (37.8)                  254.3

       Property, Plant and Equipment, including               1,538.4             (634.9)      (4)         903.5
          mineral reserves and mine
          development costs, net

       Reorganizational value                                     -              1,267.9       (6)       1,267.9

       Debt issuance costs                                       69.5              (57.5)      (2)          12.0

       Other Assets                                             168.0              (55.0)      (7)         101.9
                                                                                    (1.0)      (8)
                                                                                   (10.1)      (9)
Total Assets                                               $  2,068.0          $   471.6              $  2,539.6
                                                          =================  ===============          ==============
Liabilities and Stockholders' Equity (Deficit)

Liabilities Not Subject to Compromise
Current Liabilities:
       Accounts Payable                                         $65.1          $      -               $     65.1
       Current  portion  of  long-term  debt and  lease         888.1          $  (790.3)      (1)          97.8
       obligations

       Accrued expenses and other                               337.4             (157.1)      (1)         174.2
                                                                                   (10.1)      (9)
                                                                                     4.0      (13)
                                                          -----------------  ---------------          --------------
       Total Current Liabilities                              1,290.6             (953.5)                  337.1

Non Current Liabilities:
       Long-term  debt and  lease  obligations,  net of           4.7              905.0       (1)         909.7
       current portion

       Employee benefits                                        588.9               25.3      (11)         614.2

       Reclamation and mine closure                             300.2             (137.0)     (12)         163.2

       Deferred Taxes                                            11.6               15.2       (5)          26.8

       Other non current liabilities                             62.5              (23.9)     (12)          38.6
                                                          -----------------  ---------------          --------------
       Total Non-Current Liabilities                            967.9              784.6                 1,752.5
                                                          -----------------  ---------------          --------------

Total Liabilities not subject to compromise                   2,258.5             (168.9)                2,089.6
                                                          -----------------  ---------------          --------------

Liabilities subject to compromise                               596.8              596.8      (10)        -0-

Total Liabilities                                             2,855.3             (765.7)                2,089.6

Stockholders' equity (deficit)                                 (787.3)           1,237.3                    45.0
                                                          -----------------  ---------------          --------------

Total Liabilities and Stockholders' Equity (Deficit)       $  2,068.0          $   471.6              $  2,539.6
                                                          =================  ===============          ==============

                              Unaudited Pro Forma Consolidated Statement of Operations
                                        For the year ended December 31, 2001
                                                    (in millions)

                                                                              Pro Forma
                                                                             Adjustments
                                                             Horizon          (Note B)                As Adjusted
                                                           -------------- -------------------- ---------------------
Operating Data:
Revenues                                                    $1,412.5          $      -                  $1,412.5
Costs and expenses:
       Costs of operations                                   1,146.4              $4.7      (1)          1,162.6
                                                                                  11.5      (3)

       Depreciation, depletion and amortization                266.6            (101.6)     (4)            165.0

       Selling, general and administrative                      41.4                                        41.4

       Write Downs and Special Charges                          13.9             (13.9)     (5)              -
                                                          -----------------  ---------------          --------------
            Total costs and expenses                         1,468.3             (99.3)                  1,369.0
                                                          -----------------  ---------------          --------------
       Income (loss) from operations                           (55.8)             99.3                      43.5

Interest and other income (expense)
       Interest expense                                       (194.1)             (3.0)     (6)           (133.1)
                                                                                  13.9      (7)
                                                                                  50.1      (8)

       Gain on sale of assets                                    8.3              -0-                        8.3

       Other, net                                               16.9              -0-                       16.9
                                                          -----------------  ---------------          --------------
                                                              (168.9)             61.0                    (107.9)
                                                          -----------------  ---------------          --------------
            Income (loss) before income taxes                 (224.7)            160.3                     (64.4)

Income tax provision (benefit)                                   1.4               3.2      (9)              4.6
                                                          -----------------  ---------------          --------------
            Net income (loss)                                $(226.1)           $157.1                    $(69.0)
                                                          =================  ===============          ==============

Other Data:
Adjusted EBITDA (Note C)                                     $ 249.9            $(16.2)                   $233.7
Capital expenditures                                            85.0                                        85.0
Cash interest expense (Note D)                                 167.0             (60.1)                    116.9
Ratio of Adjusted EBITDA to cash interest expense               1.6X               N/A                      2.0X

                              Unaudited Pro Forma Consolidated Statement of Operations
                                     For the three months ended March 31, 2002
                                                   (in millions)

                                                                                    Pro Forma
                                                                                   Adjustments
                                                                    Horizon          (Note B)          As Adjusted
                                                                 --------------- -----------------   ----------------

Operating Data:

Revenues                                                          $   316.5        $                     $ 316.5
Costs and expenses:
                                                                      247.2          (1.4)       (2)       249.2
     Costs of operations                                                              3.4        (3)

     Depreciation, depletion and amortization                          68.3         (28.8)       (4)        39.5

     Selling, general and administrative                                9.3                                  9.3

     Write Downs and Special Charges                                    4.1          (4.1)       (5)           -
                                                             -----------------  ---------------        --------------
          Total costs and expenses
                                                                      328.9         (30.9)                 298.0
                                                             -----------------  ---------------        --------------

     Income (loss) from operations                                    (12.4)         30.9                   18.5

Interest and other income (expense)

     Interest expense                                                 (38.7)        (0.8)        (6)       (31.2)
                                                                                     3.7         (7)
                                                                                     4.6         (8)

     Other, net                                                         4.5                                  4.5
                                                             -----------------  ---------------        --------------
                                                                      (34.2)         7.5                   (26.7)
                                                             -----------------  ---------------        --------------

          Loss before reorganization items and income taxes           (46.6)        38.4                    (8.2)

Professional fees related to reorganization items                       2.0         (2.0)         (5)          -

          Income (loss) before income taxes                          (48.6)         40.4                    (8.2)

Income tax provision (benefit)                                         1.7           1.2          (9)        2.9

                                                             -----------------  ---------------        --------------
          Net income (loss)                                       $   (50.3)     $ (39.2)                $ (11.1)
                                                             =================  ===============        ==============

Other Data:
Adjusted EBITDA (Note C)                                          $    64.5      $   2.0                 $  62.5
Capital expenditures                                                   23.9         -0-                     23.9
Cash interest expense (Note D)                                         31.2         (4.6)                   26.6
Ratio of Adjusted EBITDA to cash interest expense                      1.9X          N/A                    2.3X

Note A:

Pro forma adjustments include discharge of existing credit facility to new debt securities, discharge of certain debt to equity and fresh start accounting.

The following notes describe the pro forma adjustments.

1.   Reflects our exchange of old credit facility for new debt.  Cash in excess of $10 million (after payments for debt issuance) paid to
     lenders.                                                              Old Debt     New Debt
                              Short Term                                    870.1        79.8
                              Long Term                                         -       905.0
                                                                           ----------  -----------
                              Total Principal                               870.1       984.8
                                                                           ==========  ===========
                              Accrued Interest                              141.3            -
                              Accrued Exit Fees                             15.8

2.   Reflects removal of debt issuance costs related to old extinguished debt and addition of debt issuance costs associated with new restructured debt.  Financing fee of $6.9 million plus
     professional fees of approximately $5.1 million.

3.   Reflects write up of stockpiled inventory to net realizable value.

4.   Reflects adjustments to fair values as follows.  Also reflects
     elimination of deferred overburden inventory account pursuant to        Net Book
     accounting policy change.                                                Value      Adjustment     Fair Value
                              Property, Plant & Equipment (PPE)              377.5              -        377.5
                              Mine Development Costs                          39.8         36.3           76.0
                              Contract Costs                                  56.3         38.3           18.0
                              Mineral Reserves                             1,064.8       (632.8)         432.0
                                                                          -----------  -------------  -------------
                              Total                                        1,538.4       (634.9)         903.5
                                                                          ===========  =============  =============

5.   Reflects elimination of the deferred overburden inventory amount in the current deferred tax asset and deferred tax liability account.

6.   Reflects reorganization value in excess of amounts allocable to identifiable tangible and intangible assets.

7.   Reflects release of cash collateral.

8.   Reflects reserve for recognized recoupable advanced royalties being recouped at slower than anticipated rate due to change in mine plans.

9.   Reflects elimination of Zeigler IRB's debt service fund.  Under terms of the IRBs because we did not reach mandated fixed charges ratios, we were required to deposit funds in to escrow.  At March 31, 2002, this amount was accrued but not paid.

10.  Reflects debt discharged for equity as follows: (Assume issued                    Accrued
     Equity = $450 M)                                                                  Interest and
                                                                       Principal       Penalties
                              Senior Notes                                  200.0        48.2
                              Senior Subordinated Notes                     150.0        38.1
                              Zeigler IRB - Pier IX                         115.0        12.6
                              Zeigler IRB - Shipyard                         30.8         2.2
                                                                           ----------  -----------
                              Total                                         495.8       101.0
                                                                           ==========  ===========

11.  Reflects net unfunded amounts on benefit obligations as follows:      Under/(Over) Funded
                              FAS 106                                        (1.4)
                              FAS 87                                          7.0
                              Black Lung                                        -
                              Workers' Comp                                   2.4
                              FAS 112                                         0.4
                              Coal Act                                       16.9
                                                                           ----------
                              Total                                          25.3
                                                                           ==========

12.  Reflects adjustment of reclamation and closure obligation to fair value and adjustment of other non-current obligations to fair value.

13.  Accrue KERP and Related Taxes.

14.  Fair value of certain intangibles not currently identified.
     Actual value to be determined and recorded (reclassified from reorganization value) at a later time.

Note B:

Pro forma adjustments include purchase accounting and accounting policy charges related to the debt and equity restructuring assuming the restructuring occurred on the first day of the presented period.

The following notes describe the pro forma adjustments.

1.  Reflects the reduction in expense due to the net change in deferred overburden account.  We eliminated deferred overburden accounting pursuant to a policy change.

2.  Reflects removal of amortization for net underfunded amounts on benefit obligations.

3. Reflects reduction in operating expense for reclamation and closure expense and increase in accretion expense due to early adoption of SFAS 143 ($18.5 million and
   $4.6 million, for 12/31/01 and 3/31/02, respectively) pursuant to balance sheet fair value adjustment.

4.  Reflects change in Depreciation, Depletion & Amortization due to
    Property, Plant & Equipment and related fair value adjustments.
                                                                                 Historic DDA  Adjustment  As Adjusted
                                   12/31/01
     PPE                                                                          116.9           -          116.9
     Mine Development                                                               9.6         6.9           16.5
     Contract Costs                                                                35.9       (22.5)          13.4
     Mineral Reserves                                                             104.2       (86.0)          18.2
     Identified Intangibles                                                                                      -
                                                                                 ---------- ----------- -------------
     Total                                                                        266.6      (101.6)         165.0
                                                                                 ========== =========== =============
                                    3/31/02
     PPE                                                                           29.1           -           29.1
     Mine Development                                                               2.9          2.0           4.8
     Contract Costs                                                                 8.7         (7.5)          1.2
     Mineral Reserves                                                              27.6        (23.3)          4.3
     Identified Intangibles                                                            -           -               -
                                                                                 ----------- ------------ -----------
     Total                                                                         68.3        (28.8)         39.5
                                                                                 ========== =========== =============

     An accounting rule change related to recording goodwill will in purchase accounting for a mineral resource company has
     occurred since the significant acquisitions in 1998. In 1998, we recorded for our mining company acquisitions the "excess" portion of the purchase price (i.e. goodwill) within mineral reserves and depleted the basis over the life of the reserves.  For Fresh
     Start accounting in 2002, we will record "reorganization value" as a separate account not included in mineral reserves which, pursuant to
     SFAS 141 & 142, is to be accounted for similar to goodwill and not amortized, but will be subject to an annual impairment test.  This is the primary cause of the pro forma depreciation, depletion and amortization decrese when compared to historical amounts.

     Identified intangibles valuation is not complete.  Accordingly, amortization is not known or recorded herein.  In addition, pro forma statements do not assume reorganizational value impairment during the periods presented.

5.   Reflects removal of professional fees incurred in connection with debt and equity restructuring.

6.   Reflects adjustment for interest accretion of Other Non-Current
     Liabilities pursuant to balance sheet fair value adjustment.

7.   Reflects removal of debt issuance cost amortization of old debt offset by amortization of new debt issuance costs.

8.   Reflects adjustment to interest expense based on emerging debt               Principal    Rate        Expense
     structure.  Interest is estimated as:
                                         12/31/01

     New Credit Facility - Term                                                   475.0          11.00%       52.3
     New Credit Facility - Note                                                   450.0          11.75%       52.9
     Revolver and Related Fees                                                                                 9.0
     Seller Financing                                                               8.2           7-12%          0.7
     Capital Lease & Other                                                         20.8          11-12%        2.0
     Non Cash Accretion (after proforma adjustments)                                                          14.2
     Non Cash Amortization (after proforma adjustments)                                                        2.0
                                                                                 ------------           ------------
     Total                                                                         954.0                     133.1
                                                                                 ============           ============
                                    3/31/02
     New Credit Facility - Term                                                    475.0         9.00%        10.7
     New Credit Facility - Note                                                    450.0         11.75%       13.2
     Revolver                                                                                                  2.3
     Seller Financing                                                                7.9          7-12%          0.2
     Capital Lease & Other                                                          13.7         11-12%          0.3
     Non Cash Accretion (after proforma adjustments)                                                           4.0
     Non Cash Amortization (after proforma adjustments)                                                          0.5
                                                                                 ------------           ------------
     Total                                                                         946.6                      31.2
                                                                                 ============           ============

9.   Reflects pro forma tax expense net of adjustments to the valuation allowance.  As of December 31, 1999, we reported a net deferred tax liability which allowed for certain deferred tax assets to be realizable in 2000.  As of December 31, 2000, the net deferred tax liabilities were no longer sufficient to realize the deferred tax assets generated.
     Accordingly, the deferred tax assets, net of the valuation allowance, and deferred tax liabilites net to $.0.  In fresh start accounting, the decrease in deferred tax liabilietes is exceeding the decrease in deferred tax assets.  Based on the realizability of the deferred tax assets, the valuation allowance is being increased and the deferred taxes, net of the valuation allowance, is still being reported at $0.

Note C:

Adjusted EBITDA as presented above and as used elsewhere in this prospectus consists of earnings before interest, taxes, depletion, depreciation, amortization, other non-cash charges and certain other unusual or nonrecurring charges. Adjusted EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness and because it is used in the Indenture to determine compliance with certain covenants. However, Adjusted EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

Adjusted EBITDA is calculated as follows for each period:

Year Ended December 31, 2001

                                                        Pro Forma
                                         Horizon        Adjustments         As Adjusted
                                       -------------  ------------------- -----------------
Net Income (loss) from continuing
   operations
                                        $ (226.1)     $    157.1           $ (69.0)

Plus provision for taxes                     1.4            3.2                4.6

Plus interest expense                      194.1          (61.0)             133.1

Plus depreciation, depletion and
   amortization                            266.6         (101.6)             165.0

Plus writedowns and special items           13.9          (13.9)               --

                                       -------------  -------------------- ----------------
Adjusted EBITDA                         $   249.9      $   (6.2)           $ 233.7
                                       =============  ==================== ================

Three Months Ended March 31, 2002

                                                        Pro Forma
                                         Horizon        Adjustments         As Adjusted
                                       -------------  ------------------- -----------------
Net Income (loss) from
   continuing operations               $    (50.3)    $        39.2       $       (11.1)

Plus provision for taxes                     1.7                1.2                 2.9

Plus interest expense                       38.7               (7.5)               31.2

Plus depreciation, depletion and
   amortization                             68.3              (28.8)               39.5

Plus writedowns and special items            6.1               (6.1)                --
                                       -------------  -------------------- ----------------
Adjusted EBITDA                        $    64.5       $       (2.0)         $     64.5
                                       =============  ==================== ================

Note D:

Cash interest expense is calculated as interest expense plus capitalized interest less interest accreted on discounted notes and amortization of deferred financing costs.

CHAPTER 11 REORGANIZATION

           On May 9, 2002, our Joint Plan of Reorganization became effective, and we emerged from Chapter 11 bankruptcy proceedings. Before our commencement of the bankruptcy proceedings on February 28, 2002, we solicited votes for the acceptance or rejection of the Joint Plan of Reorganization from the holders of our secured and subordinated debt indebtedness. Substantially all of those holders voted, and those who voted unanimously approved the Joint Plan.

          As of May 9, 2002, we:

•	cancelled our old secured bank debt and distributed to holders of our old secured bank debt approximately $49 million in cash, $475 million principal amount of senior secured term notes due 2008, and $450 million principal amount of our 11.75% senior secured notes due 2009;

•	cancelled our 10.5% senior notes, 6.95% industrial revenue refunding bonds, 6.90% port facility revenue refunding bonds, 4.4% adjustable rate industrial development revenue bonds, and 11.5% senior subordinated notes, and issued 20 million shares of new common stock to holders of that debt;

•	cancelled our old equity securities, including common stock and common stock purchase rights; and

•	changed our name from AEI Resources Holding, Inc. to Horizon Natural Resources Company.

           As contemplated by the Joint Plan, a committee of the holders of our cancelled debt appointed the five directors who now comprise our board of directors.

           Our plan of reorganization resulted in a reduction of approximately $597 million in principal and accrued interest on our debt obligations on a consolidated basis.

           The Pro Forma Financial Information beginning on page [__] gives effect as of March 31, 2002 to the changes resulting from our reorganization.

SOP 90-7

           Pursuant to SOP 90-7, we adopted fresh-start accounting upon our emergence from bankruptcy on May 9, 2002. Entities that adopt fresh-start accounting apply the following principles:

•	The reorganization value of the entity should be allocated to the entity's assets in conformity with the procedures specified by SFAS No. 141, "Business Combinations." The reorganization value should be amortized in conformity with SFAS No. 142, "Goodwill and Other Intangible Assets".

•	Each liability existing at the plan confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid as determined at appropriate current interest rates.

•	Deferred taxes should be reported in conformity with generally accepted accounting principles. Benefits realized from preconfirmation net operating loss carryforwards should first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital.

•	Changes in accounting principles that will be required in the financial statements of the emerging entity within the 12 months following the adoption of fresh-start reporting should be adopted at the time fresh-start reporting is adopted. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Accounting Pronouncements.”

           In connection with the implementation of fresh-start accounting, we recorded an extraordinary gain of approximately $112,000 from the restructuring of our debt. Other significant adjustments reflect the provisions of the plan of reorganization and the fair values of the assets and liabilities of the reorganized company as of May 1, 2002. For accounting purposes, these transactions were reflected in our operating results before emergence. See "Pro Forma Financial Information."

Master Agreement

           In connection with the Joint Plan of Reorganization, we entered into a Master Agreement with our former CEO and controlling stockholder, Larry Addington, pursuant to which he agreed:

•	not to disclose confidential information related to the coal industry;

•	not to interfere with the company's coal supply agreements for a five-year period;

•	not to acquire certain coal reserves for a five-year period; and

•	not to solicit or hire certain employees of the company for a two-year period.

           As consideration for these covenants, we agreed:

•	to indemnify our former CEO and controlling stockholder and his affiliates from any losses arising out of certain agreements entered into by our predecessor companies in connection with our operations;

•	to make a pro rata distribution to our former CEO and controlling stockholder in respect of his participation in loans under our prior bank credit agreement;

•	to cause a letter of credit to be issued to replace the guaranties given by our former CEO and controlling stockholder and the collateral pledged by his affiliate in connection with a credit agreement with Kentucky Bank & Trust;

•	to consider proposals presented by our former CEO and controlling stockholder with respect to the lease or purchase of our mining reserve assets located in Illinois; and

•	to enter into various agreements relating to the real property we currently lease to affiliates of our former CEO and controlling stockholder.

           We also entered into a termination rights agreement with some of our former related parties relating to certain agreements with those related parties that survived the confirmation of our plan of reorganization. This agreement provides that for a period of six months from the effective date of our plan of reorganization, if we believe that prices for goods or services provided under those agreements exceed market price, we may negotiate with the related parties under all agreements involving the same type of transaction to obtain the same goods or services at market price. If the agreed-upon methodology for determining market price does not produce a market price that is reasonably acceptable to the related party and us, either may terminate all (but not less than all) such agreements, effective six months after receipt of notice. This agreement also provides that for a period of six months from the effective date, we will have the right to terminate up to 30% of certain existing equipment leases with such related parties, effective either six or twelve months after receipt of notice.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes and "Selected Consolidated Financial Data" included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

Introduction

           We mine and market primarily steam coal, and our primary customers are low-cost electric utility companies in the eastern U.S. We also sell steam coal under short-term contracts and on the spot market and supply premium-quality, mid- and low-volatility metallurgical coal to steel producers.

Joint Plan of Reorganization

           On May 9, 2002, our plan of reorganization became effective and we emerged from Chapter 11 bankruptcy proceedings, as more fully described under "Business--Chapter 11 Reorganization." Our implementation of fresh-start accounting pursuant to SOP 90-7 as of that date resulted in material changes to our financial statements, including valuation of assets at fair value in accordance with principles of the purchase method of accounting, valuations of liabilities pursuant to provisions of the plan of reorganization and valuation of equity based on a valuation of the business prepared by the independent financial advisors of our company. The Pro Forma Financial Information on page __ gives effect as of March 31, 2002 to the changes resulting from our reorganization.

           As a result of the recording of the related reorganization transactions and the implementation of fresh-start accounting, our results of operations after May 9, 2002 will not be comparable to the results for prior periods described in this management's discussion and analysis and reported in our financial statements and other financial information that are included in this prospectus.

           Our financial statements for the three months ended March 31, 2002 include adjustments to reflect our commencement of bankruptcy proceedings on February 28, 2002 following the approval of our Joint Plan of Reorganization by the holders of our secured and subordinated debt. These include the classification of certain liabilities as "liabilities subject to compromise," our debtor-in-possession credit facility, and other consequences described in Note 2 of the notes to our consolidated financial statements for the three months ended March 31, 2002.

           Our on-going financial viability after our reorganization depends on our ability to improve operations and cash flows. Our operating plan includes measures we believe will improve operating profits and cash flows. These measures include, but are not limited to the following:

•	enhancing mine productivity by replacing old, inefficient production equipment.

•	consolidating operations to reduce mine level overhead costs.

•	focusing on high margin properties to achieve the best possible sales and production balance both in terms of coal quality and transportation factors.

•	acquiring strategic, low cost reserves to replace existing operations.

•	utilizing the restructured balance sheet and improved liquidity to establish new relationships with first tier vendors and improve access to new vendors, including improved pricing and payment terms.

           There can be no assurances that operating profits and cash flows will be realized in an amount sufficient to fund obligations or other liquidity needs.

Critical Accounting Policies

           Generally accepted accounting principles require assumptions, estimates and judgments that affect reported amounts for assets, liabilities, revenues and expenses. The assumptions, estimates and judgments we make in connection with our consolidated financial statements are based on historical experience and various other factors we believe are reasonable under the circumstances. Note 3, beginning on page F-9 of our Notes to our audited consolidated financial statements, lists and describes our significant accounting policies. In addition, the following critical accounting policies have a material affect on amounts reported in our consolidated financial statements.

     Postretirement Health Benefits

           We provide specific postretirement health benefits and/or medical insurance coverage for qualified individuals. Certain employees who meet eligibility requirements qualify for postretirement coverage for themselves and their dependents.

           Our cost and benefit obligations relative to the postretirement medical plan are determined by an independent actuary based upon actuarial assumptions regarding future trends in health care costs and the applicable discount rate. The discount rate is intended to approximate the interest rate at which our liabilities under the plan could be effectively settled as of the current measurement date.

           Our estimated liability as of December 31, 2001 was $427.4 million. At December 31, 2001, we assumed an initial annual health care cost trend rate of +10% for the subsequent 9-year period and an annual rate of 5% for year 10 and thereafter. We used an interest discount assumption of 7.25% in valuing the liability. If future health care cost trends or actual interest rates vary significantly from our assumptions, our actual costs and cash expenditures could be materially different than estimated.

     Coal Miners' Pneumoconiosis

           We are required under the Mine Safety and Health Act of 1977, as amended, as well as various state statutes, to provide pneumoconiosis (black lung) benefits to eligible current and former employees and their dependents. We provide these benefits primarily through a self-insurance program.

           Independent actuaries calculate our estimated pneumoconiosis liability based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents and interest rates. If our assumptions prove inaccurate, our actual costs and cash expenditures could vary materially from the amount currently estimated. Our estimated liability as of December 31, 2001 was $60.6 million.

     Workers' Compensation

           We are liable under various state statutes for providing workers' compensation benefits. To fulfill our workers' compensation obligations we utilize a combination of self-insurance, loss-sensitive insurance and state workers' compensation fund participation.

           We accrue for the present value of certain workers' compensation obligations as calculated by an independent actuary based upon assumptions for work-related injury and illness rates, discount rates and future trends for medical care costs. If the assumptions do not materialize as anticipated, our actual costs and cash expenditures could differ materially from that currently estimated. Our estimated liability as of December 31, 2001 was $64.3 million.

     Reclamation and Mine Closure

           Based upon regulations enacted by the U.S. Office of Surface Mining and various state agencies, we have substantial liabilities relating to mine reclamation and end of mine closure costs.

           Estimated final mine closure costs are recorded during the mining process based upon the estimated useful lives of developed properties. The final mine reclamation and closure liability is determined by permit requirements and requires various significant estimates and assumptions regarding regulatory requirements, reclaiming costs and coal reserves. Although we believe that adequate provisions are being made for anticipated reclamation and mine closure expenses, our costs and cash expenditures would be materially impacted if actual costs were significantly different from those estimated. Our estimated reclamation and mine closure liabilities totaled $334.4 million as of December 31, 2001.

Results of Operations for the Three Months Ended March 31, 2002 Compared with Three Months Ended March 31, 2001.

     General

           Our results for the three months ended March 2002 reflected higher per ton sales prices where we renegotiated sales contracts in 2001. Revenue gains from price increases were partially offset by a decrease in tons sold primarily due to weak market conditions following one of the mildest winters on record and reduced economic activity since September 11, 2001.

           The unseasonably warm weather and reduced economic activity negatively impacted the electric power generation market. This has driven utility coal stockpiles to higher than normal levels and temporarily created excess supply in the secondary coal market. Rather than add to the existing excess market supply, we have temporarily idled production at certain operations and have postponed opening new mining operations. We intend to operate at this reduced production level until the temporary imbalance between supply and demand in the coal market is eliminated.

     Revenues

           The following table depicts revenues for the periods ended March 31, 2002 and March 31, 2001 for the indicated categories:

                                            (in millions, except for per ton data)

                                              Coal             Synfuel           Other             Total
                                        ------------------ ---------------- ---------------- -------------------
        3 Months - 2002
        Revenue                         $           278.9  $          14.5    $     23.1     $      316.5
        Tons                                         10.1              0.5             -             10.6
        Revenue/Ton                     $           27.61  $         27.43             -     $      29.77

        3 Months - 2001
        Revenue                         $           325.0  $          17.6    $     13.5     $      356.1
        Tons                                         12.8              0.7             -             13.5
        Revenue/Ton                     $           25.37  $         25.71             -            26.38

        Percent Change
        Revenue                                     (14)%            (17)%            71%            (11)%
        Tons                                        (21)%            (22)%             -             (21)%
        Revenue/Ton                                    9%               7%             -              13%

           Revenues were $356.1 million for the period ended March 31, 2001 compared to $316.5 million for the period ended March 31, 2002, a decrease of $39.6 million or approximately 11%. The decrease in revenues is attributable to weak market conditions in the first quarter following one of the mildest winters on record. Revenue from coal sales decreased by $46.1 million, from $325.0 million for the period ending March 31, 2001 to $278.9 million for the period ending March 31, 2002. Coal sales tons decreased by 2.7 million or 21% from 12.8 million tons for the period ended March 31, 2001 to 10.1 million tons for the period ended March 31, 2002. By reworking our existing sales contracts during 2001, we were able to increase our average sales price per ton of coal by $2.24 per ton, from $25.37 per ton for the period ended March 31, 2001 to $27.61 for the period ended March 31, 2002. Revenues from the sale of synfuel decreased $3.1 million, from $17.6 million for the period ended March 31, 2001 to $14.5 million for the period ended March 31, 2002. Synfuel tons sold decreased by .153 million tons, from ..683 million tons in 2001 to .53 million tons in 2002. Partially offsetting the reduced sales volume was an increase in other revenue of $9.6 million primarily related to contract buyouts.

     Cost of Operations

           The following table depicts cost of goods sold for the periods ended March 31, 2002 and March 31, 2001 for the indicated categories:

                                            (in millions, except for per ton data)

                                             Coal               Synfuel            Other              Total
                                      -------------------- ------------------ ----------------  -------------------
         3 Months - 2002
         Cost of Goods Sold           $             229.8  $            12.6  $           4.8   $            247.2
         Tons                                        10.1                0.5                -                 10.6
         Cost/Ton                     $             22.75              23.68                -                23.25

         3 Months - 2001
         Cost of Goods Sold           $             279.4  $            14.7  $           3.7   $            297.8
         Tons                                        12.8                0.7                -                 13.5
         Cost/Ton                     $             21.81  $           21.57  $             -   $            22.07

         Percent Change
         Cost of Goods Sold                         (18)%              (15)%              32%                (17)%
         Tons                                       (21)%              (22)%                -                (21)%
         Cost/Ton                                      4%                10%                -                   5%

           The cost of operations totaled $247.2 million for the period ending March 31, 2002, compared to $297.8 million for the period ending March 31, 2001, a decrease of $50.7 million or 17%. Overall coal production volumes decreased 1.3 million tons or 11%, from 11.9 million tons for the period ended March 31, 2001 to 10.6 million tons for the period ended March 31, 2002. Per ton cash production cost excluding Synfuel and Mining Technologies increased by $1.52 per ton to $23.11 for the first 3 months of 2002 compared to $21.59 for the same period in 2001. The increase in total production costs per ton produced was due to the scale effects of lower overall production, higher mining ratios, bonding constraints and other generally adverse mining conditions for the first quarter of 2002 as compared to the same period in 2001. The major components of the $1.52 increase in per ton cash production cost were as follows:

•	labor and benefits of $.95 per ton.

•	reclamation costs of $.28 per ton.

•	mining supplies of $.24 per ton.

           Productivity in terms of clean tons produced per man-hour decreased approximately 7%, from 5.61 tons per man-hour for 2001 to 5.2 tons per man-hour for 2002. For the period ended March 31, 2002, coal purchased for resale totaled ..67 million tons for $17 million compared to .663 million tons for $18.0 million in 2001. The average cost of purchased coal decreased $1.36 per ton from 2001 to 2002 as a result of lower spot market prices. Synfuel purchased for resale in the first quarter of 2002 equaled .54 million tons for $12.6 million compared to ..689 million tons for $14.8 million in the first quarter of 2001. Cost of operations for Mining Technologies increased by $.6 million, from $3.5 million in the first quarter of 2001 to $4.1 million for the same period in 2002.

     Depreciation, Depletion and Amortization

           Depreciation, depletion and amortization for the period ending March 31, 2002 totaled $68.3 million compared to $62.1 million for the period ending March 31, 2001, an increase of $6.2 million or 10%. The increase in depreciation, depletion and amortization resulted primarily from additional depreciation on capital expenditures during the last three quarters of 2001 and the first quarter of 2002.

     Selling, General and Administrative Expenses

           Selling, general and administrative expenses for the period ending March 31, 2002, were $9.3 million compared to $9.3 million for the period ending March 31, 2001, a decrease of $17 or less than 1%.

     Writedowns and Special Items

           Special items for the three-month period ended March 31, 2002 were $4.1 million, compared to $4.5 million for the three-month period ended March 31, 2001. The costs relate primarily to professional fees associated with our reorganization. Since commencing bankruptcy proceedings on February 28, 2002, we have incurred an additional $2.1 million in professional fees related to the reorganization.

     Interest Expense

           Interest expense for the period ending March 31, 2002 was $38.7 million compared to $49.7 million for the period ending March 31, 2001, a decrease of $11 million or 22%. The decrease was due to the discontinuance of interest on our senior notes, senior subordinated notes and Zeigler IRBs and the discontinuance of default interest on our old credit facility after our Chapter 11 reorganization on February 28, 2002. Interest for the three month period ended March 31, 2002 would have been $46.8 million if our reorganization had not occurred.

     Provision (Benefit) for Income Taxes

           An income tax benefit of $(.14) million was recorded for the period ended March 31, 2001 based on a net loss before income taxes of $60.5 million compared to an income tax expense of $1.7 million for the period ended March 31, 2002 based on a loss before income taxes of $48.6 million. For both periods the income tax benefit was limited due to deferred tax valuation allowance considerations.

          Net Loss

           For the periods ended March 31, 2002 and 2001, we incurred net losses of $50.3 million and $60.4 million, respectively. The decrease in net loss of $10.1 million for the first quarter of 2002 as compared to the first quarter of 2001 is primarily a consequence of $11.0 million less in interest charges on our outstanding debt for reasons discussed previously.

Results of Operations for the Twelve Months Ended December 31, 2001 Compared with Twelve Months Ended December 31, 2000.

     Revenues

           The following table depicts revenues for the periods ended December 31, 2001 and December 31, 2000 for the indicated categories:

                                            (in millions, except for per ton data)

                                              Coal            Synfuel          Other              Total
                                        ------------------ -------------- ----------------- ------------------
        12 Months - 2001
        Revenue                         $         1,304.9  $        51.8  $           55.9  $         1,412.5
        Tons                                         48.4            2.0                 -               50.4
        Revenue/Ton                     $           26.96  $       25.98                 -  $           28.03

        12 Months - 2000
        Revenue                         $         1,258.5  $        31.7  $           48.4  $         1,338.6
        Tons                                         51.6            1.4                 -               52.9
        Revenue/Ton                     $           24.42  $       22.86                 -              25.29

        Percent Change
        Revenue                                        4%            63%               15%                 6%
        Tons                                         (6)%            44%                 -               (5)%
        Revenue/Ton                                   10%            14%                 -                11%

           Revenues were $1.412 billion for the period ended December 31, 2001 compared to $1.339 billion for the period ended December 31, 2000, an increase of $73.9 million or 6%. The increase in revenues is primarily attributable to the combination of an increase in the market price of coal plus greater revenues from the sale of synfuel. Coal sales revenue increased by $46.4 million from $1.259 billion for the period ended December 31, 2000 to $1.305 billion for the period ended December 31, 2001. Coal sales tons decreased 3.2 million tons from 51.5 million tons for the period ended December 31, 2000 to 48.4 million tons for the period ended December 31, 2001. Average sales price per ton of coal increased $2.54 per ton from $24.42 per ton for the period ended December 31, 2000 to $26.96 for the period ended December 31, 2001. The increase in average price is due to stronger market prices compared to the same period last year and our ability to rework existing sales contracts. Revenues from the sale of synfuel increased $20.1 million from $31.7 million for the period ended December 31, 2000 to $51.8 million for the period ended December 31, 2001. Synfuel tons sold increased by 605 tons from 1.4 million tons in 2000 to 1,992 tons in 2001. Revenue gains from price increases in 2001 were partially offset by the decline in overall sales tonnage. The following table reflects the details of the price-volume variance between 2001 and 2000.

                                            (in millions, except for per ton data)

                                                              2001                2000                Change
                                                        ------------------  ------------------   -------------

Average Price Per Ton - Coal and Synfuel Combined       $          26.92   $           24.38    $       2.54
Total Tons Sold - Coal and Synfuel                                  50.4                52.9            (2.5)
Total Sales - Coal and Synfuel                          $        1,356.6   $         1,290.2    $       66.4

Price-Volume Variance
Favorable price variance (price increase of $2.54 at 50.4 million tons sold in 2001)             $     128.4
Unfavorable volume variance (decrease in tons sold of 2.5 million at 2000 price of $24.38)             (62.0)
                                                                                                 -------------
Total Favorable Sales Dollar Variance for Coal and Synfuel                                       $      66.4
                                                                                                 -------------

           Our other revenues include Mining Technologies revenues, royalty revenue, revenue from contract buy downs and other miscellaneous revenues incidental to operations. Other revenues increased $7.5 million from $48.4 million for the period ended December 31, 2000 to $55.9 million for the period ended December 31, 2001. The increase in other revenues is mainly due to an increase in highwall miner lease income of $4.3 million, an increase in royalty income of $2.3 million from the sublease of reserves, and an increase in coal processing income of $1.5 million.

     Cost of Goods Sold

           The following table depicts cost of goods sold for the periods ended December 31, 2001 and December 31, 2000 for the indicated categories:

                                            (in millions, except for per ton data)

                                              Coal             Synfuel           Other              Total
                                       ------------------- ---------------- ----------------  ------------------
         12 Months - 2001
         Cost of Goods Sold            $      1,087.0      $     43.5       $     15.9        $    1,146.4
         Tons                                    48.4             2.0               -                 50.4
         Cost/Ton                      $        22.46           21.85               -                22.75

         12 Months - 2000
         Cost of Goods Sold            $      1,078.2      $     29.9       $     15.1        $    1,123.2
         Tons                                    51.5             1.4                -                53.0
         Cost/Ton                      $        20.92      $    21.54       $        -        $      21.22

         Percent Change
         Cost of Goods Sold                        1%              46%               5%                  2%
         Tons                                    (6)%              44%                -                (5)%
         Cost/Ton                                  7%               1%                -                  7%

           Cost of goods sold totaled $1.123 billion for the period ended December 31, 2000, compared to $1.146 billion for the period ended December 31, 2001, an increase of $23.2 million or 2%. Overall coal sales volumes decreased 2.5 million tons or 5% from 52.9 million tons for the period ended December 31, 2000 to 50.4 million tons for the period ended December 31, 2001. Higher mining ratios and other generally adverse geologic conditions in part due to bonding constraints resulted in an increase in per ton mining costs and lower productivity. Total cost of goods sold per ton increased by $1.53, or around 2%, from $21.22 for 2000 to $22.75 for 2001. Total cost of coal sold per ton increased by $1.54 per ton from $20.92 for the period ended December 31, 2000 to $22.46 for the period ended December 31, 2001. The increase in cash production costs per ton resulted primarily from increases in the following cost components:

•	labor and benefits of $.66 per ton.

•	repairs and maintenance of $.46 per ton.

•	mining supplies of $.39 per ton.

           Productivity in terms of clean tons produced per man-hour decreased approximately 6%, from 5.91 tons per man-hour for 2000 to 5.57 tons per man-hour for 2001. For the period ended December 31, 2001 coal purchased for resale totaled 4.6 million tons for $112.2 million compared to 3.9 million tons for $93.2 million for 2000. The average cost of purchased coal increased $.78 per ton from 2000 to 2001 as a direct result of higher market prices. Other cost of goods sold includes costs related to Mining Technologies, royalties and miscellaneous other expenses incidental to operations.

     Depreciation, Depletion and Amortization

           Depreciation, depletion and amortization for the period ended December 31, 2000 totaled $253.5 million compared to $266.6 million for the period ended December 31, 2001, an increase of $13.2 million or 5%. The increase in depreciation, depletion and amortization resulted primarily from an increase in the amortization rate of capitalized coal contracts, partially offset by a decrease in mineral depletion due to a decrease in tons mined for the period.

     Selling, General and Administrative Expenses

           Selling, general and administrative expenses were relatively level, decreasing $.353 million or 1% from $41.8 million for the period ended December 31, 2000, to $41.4 million for the period ended December 31, 2001.

     Special Items

           Special items for the twelve-month period ended December 31, 2000 were $11.7 million, compared to $13.9 million for the twelve-month period ended December 31, 2001, an increase of $2.3 million. The costs relate primarily to non-deferrable costs associated with our financial restructuring.

     Interest Expense

           Interest expense for the period ended December 31, 2000, was $167.6 million compared to $194 million for the period ended December 31, 2001, an increase of $26.5 million or 16%. This increase resulted primarily from additional interest of $15.9 million on our credit facility, additional interest of approximately $6.5 million on the senior notes and senior subordinated notes and additional liquidated damages of $2.6 million. Due to our default status on these debt instruments, which was caused by our failure to make principal and interest payments since October 2001, interest accrues at a higher default rate and penalty interest is also accrued on the unpaid interest.

     Gain (Loss) on Sale of Assets

           We had a gain of $8.3 million from the sale of assets in 2001 compared to a slight loss of $.251 million in 2000. The 2001 gain was due in most part to the separate sale of two draglines. The small loss in 2000 was comprised of various miscellaneous asset sales.

     Provision (Benefit) for Income Taxes

           An income tax benefit of $53.1 million was recorded for the period ended December 31, 2000, compared to an income tax provision of $1.4 million for the period ended December 31, 2001, a variation of $54.5 million or 103%. An income tax benefit for the period ended December 31, 2001 was not recognized due to valuation allowance considerations.

     Net Loss

           For the period ended December 31, 2001 we incurred a net loss of $226.1 million compared to $196.7 million for the period ended December 31, 2000, an increase of $29.4 million or 15%. Higher operating margins were offset by increases in interest expense and depreciation and amortization of $26.5 million and $13.2 million, respectively, along with a $54.5 million reduction in our income tax benefit.

Results of Operations for the Twelve Months Ended December 31, 2000 Compared with Twelve Months Ended December 31, 1999.

     Revenues

           The following table depicts revenues for the periods ended December 31, 2000 and December 31, 1999 for the indicated categories:

                                            (in millions, except for per ton data)

                                              Coal             Synfuel           Other             Total
                                        ------------------ ---------------- ---------------- ------------------
        12 Months - 2000
        Revenue                         $         1,258.5  $          31.7  $          48.4  $         1,338.6
        Tons                                         51.5              1.4                -               52.9
        Revenue/Ton                     $           24.42  $         22.86                -  $           25.29

        12 Months - 1999
        Revenue                         $         1,244.4  $             -  $          86.5  $         1,330.8
        Tons                                         49.1                -                -               49.1
        Revenue/Ton                     $           25.33  $             -                -  $           27.09

       Percent Change
        Revenue                                        1%                -            (44)%                 1%
        Tons                                           5%                -                -                 8%
        Revenue/Ton                                  (4)%                -                -               (7)%

           Revenues were $1.339 billion for the twelve-month period ended December 31, 2000 compared to $1.331 billion for the twelve-month period ended December 31, 1999, an increase of $7.8 million. The increase in revenues is attributable to a slight increase in coal mining revenues, which were up $14.1 million from $1.244 billion for the period ended December 31, 1999 to $1.259 billion for the period ended December 31, 2000. Coal sales tons increased by 2.4 million or 5% from 49.1 million tons for the period ended December 31, 1999 to 51.5 million tons for the period ended December 31, 2000. Shipments of synfuel in 2000 totaled 1.4 million tons for revenue of $31.7 million. Average sales price per ton of coal decreased $.91 per ton from $25.33 per ton for the period ended December 31, 1999 to $24.42 for the period ended December 31, 2000. The decline in average sales price was due to a combination of weaker market prices compared to the same period last year and the expiration of sales contracts with above market prices during the second half of 2000. The average per ton price received for synfuel in 2000 was $22.86, resulting in a weighted-average price per ton of $24.38 for coal and synfuel combined. This represents a decrease of $.95 per ton sold when compared to the 1999 average price of $25.33 per ton sold. Gains from the additional tons sold in 2000 were reduced by the decline in average sales price. The following table reflects the details of the price-volume variance between 1999 and 2000.

                                            (in millions, except for per ton data)

                                                              2000                 1999               Change
                                                       --------------------  ------------------  -----------------

Average Price Per Ton                                  $             24.38   $           25.33   $         (0.95)
Total Tons Sold                                                       52.9                49.1               3.8
Total Sales - Coal and Synfuel Combined                $           1,290.2   $         1,244.4   $          45.8

Price-Volume Variance
Unfavorable price variance (price decrease of $.95 at 52.9 million tons sold in 2000)            $         (50.5)
Favorable volume variance (increase in tons sold of 3.8 million at 1999 price of $25.33)                    96.3
                                                                                                 -----------------
Total Sales Dollar Variance for Coal and Synfuel                                                 $          45.8
                                                                                                 =================

           Our other revenues include revenues from Mining Technologies, royalty revenue, revenue from contract buy downs and other miscellaneous revenues incidental to operations. Technology equipment revenues decreased by $9.6 million for the twelve-month period ended December 31, 2000 primarily due to three fewer Addcar(TM)Highwall Mining Systems being operated under lease during 2000 than in 1999. Contract buydown revenue decreased by $22.1 million primarily due to fewer contract buyouts in 1999.

     Cost of Goods Sold

           The cost of goods sold totaled $1.123 billion for the twelve-month period ended December 31, 2000, compared to $1.041 billion for the twelve-month period ended December 31, 1999, an increase of $82.3 million or 8%. The growth in total cost of goods was predominately due to an increase in total production volume and significantly higher costs for fuel and transportation. Coal production increased by approximately 1.8 million tons or 4% from 46.4 million tons for the period ended December 31, 1999, to 48.2 million tons for the period ended December 31, 2000. The increase in production is mainly due to the net effect of the following differences between the 1999 and 2000 periods:

•	Additional production in 2000 due to the installation of Bowie's longwall mining system. Bowie's production increased by 3.3 million tons from 1.8 million tons in 1999 to 5.1 million tons in 2000.

•	Increased production in 2000 from Marrowbone's Triad surface mine and Triad highwall mine of around 1.6 million tons.

•	Approximately 1.5 million tons of additional production including the results of the Sunny Ridge acquisition for the entire 2000 period.

•	1 million tons of added production in 2000 from Leslie Resources' Beech Creek mine.

•	4 million fewer tons of production in 2000 from operations shut down in either 1999 or 2000. These include the Dunn and Mine 165 operations, Ikerd-Bandy's Alamo and Stoney Fork operations and Kindill's #1 Mine.

           Unit operating cost increased by $.03 per ton of coal sold, from $21.19 for the period ended December 31, 1999 to $21.22 for the period ended December 31, 2000. Rising fuel and transportation costs were partially offset by an overall growth in productivity resulting from restructuring some operations and when possible by reallocating production to lower cost and more efficient properties. Productivity in terms of tons per man-shift improved by approximately 8% from 45.8 tons per man-shift in 1999 to 49.4 tons per man-shift in 2000.

     Depreciation, Depletion and Amortization

           Depreciation, depletion and amortization for the twelve-month period ended December 31, 2000, totaled $253.5 million compared to $208.4 million for the twelve-month period ended December 31, 1999, an increase of $45.1 million or 22%. The increase in depreciation, depletion and amortization resulted primarily from additional depreciation on 1999 and 2000 capital expenditures, slightly increased production volume in 2000 and purchase accounting adjustments made in the latter part of 1999 that increased the depletion rate.

     Selling, General and Administrative Expenses

           Selling, general and administrative expenses for the twelve-month period ended December 31, 2000 were $41.8 million compared to $48.9 million for the twelve-month period ended December 31, 1999, a decrease of $7.2 million or 15%. The decrease in the 2000 period is related primarily to payments in 1999 of $4.5 million for severance agreements and bonuses and $2.2 million of other employee benefits.

     Special Items

           Special items for the twelve-month period ended December 31, 2000 were $11.7 million, compared to $87.7 million for the twelve-month period ended December 31, 1999, a decrease of $76 million. The 2000 costs relate primarily to non-deferrable costs associated with our debt refinancing. Most of the 1999 charges were to record closing costs and write-off non-recoverable assets associated with various mine closings.

     Interest Expense

           Interest expense for the twelve-month period ended December 31, 2000, was $167.6 million compared to $140.2 million for the twelve-month period ended December 31, 1999, an increase of $27.4 million or 20%. This increase resulted primarily from higher liquidated damage costs and increased interest rates on variable rate debt. We have agreed to file a registration statement under the Securities Act for our senior notes and senior subordinated notes that would provide for their resale. Because the registration statements were not filed or declared effective in the time periods allotted in the indentures, we have been required to pay liquidated damages to the note holders. Liquidated damages expense increased $3.4 million or 89% from $3.8 million for the period ended December 31, 1999 to $7.2 million for the period ended December 31, 2000.

     Loss on Sale of Assets

           We incurred a slight loss of $251,000 on the sale of assets for the twelve month period ended December 31, 2000 compared to a loss of $101.4 million on the sale of assets for the twelve month period ended December 31, 1999. Various miscellaneous asset sales combined to make up the small loss in 2000, but the 1999 loss was predominately from two transactions. As previously reported, in 1999, we disposed of 28.0 million tons of non-strategic mineral reserves in exchange for another 5.1 million tons of mineral reserves and a royalty adjustment. In a separate transaction we disposed of 6.0 million tons of mineral reserves and other miscellaneous assets in exchange for another 4.5 million tons of mineral reserves and cash of $1.2 million. Due to the premium allocated to the reserves transferred in each trade, these two exchanges resulted in book losses of $95.0 million and $5.8 million, respectively.

     Income Tax Benefit

           An income tax benefit of $53.1 million was recorded for the twelve-month period ended December 31, 2000, compared to a $93.5 million tax benefit for the twelve-month period ended December 31, 1999. The income tax benefit for the period ended December 31, 2000 was recorded due to a net loss before income taxes of $249.8 million. The income tax benefit for the period ended December 31, 1999 was recorded based upon a net loss before income taxes of $292.9 million. The change in the effective benefit rate from 38% to 22% is due mainly to the change in the deferred tax valuation allowance caused by alternative minimum tax considerations.

     Net Loss

           For the twelve-month periods ended December 31, 2000 and 1999, we incurred net losses of $196.7 million and $199.4 million, respectively.

Liquidity and Capital Resources

           Before the effective date of our plan of reorganization, we had a $150 million debtor-in-possession credit facility with Deutsche Bank Trust Company Americas, and an $875 million credit facility with UBS AG. We also had $200 million of 10.5% senior notes, $150 million of 11.5% senior subordinated notes, $115 million of 6.90% port facility revenue refunding bonds, $30.8 million of 6.95% industrial revenue refunding bonds, and $1 million of 4.4% adjustable rate industrial development revenue bonds.

           Effective May 9, 2002, we closed our $250 million credit facility with Deutsche Bank Trust Company Americas. This credit facility was used to repay our $150 million debtor-in-possession credit facility, provide credit support for our bonds, pay expenses related to the consummation of our plan of reorganization, and operate our business. We also distributed approximately $49 million in cash, $475 million of senior secured term notes and $450 million of 11.75% senior notes in satisfaction of our $875 million of pre-petition bank debt. We also cancelled all of our existing equity (including all options and warrants) and issued 20,000,000 shares of new common stock in satisfaction of our $496.8 million of pre-bankruptcy notes and industrial revenue bonds discussed in the preceding paragraph.

     As of March 31, 2002 and 2001

           The following is a summary of cash provided by or used in the indicated categories for the three-month periods ended March 31, 2002 and March 31, 2001.

                                            (in millions, except for per ton data)

                                                              March 31,             March 31,
             Cash Provided by (Used in)                         2002                  2001
                                                          ------------------    ------------------

             Operating activities                         $            12.6     $            11.1
             Investing activities                                    (103.2)                (15.6)
             Financing activities                                      48.3                 (21.2)

           During the period ended March 31, 2002, we had a net loss of $50.3 million compared to a net loss of $60.4 million for the same period in 2001. The 2002 loss included depreciation, depletion, and amortization charges of $68.3 million as opposed to depreciation, depletion, and amortization charges of $62.1 million for the 2001 period.

           Cash provided by operations was $12.6 million and $11.1 million for the periods ending March 31, 2002 and 2001, respectively. During the period ended March 31, 2002, cash flows from operations were affected by an increase in inventory of $26.3 million and a decrease in accounts receivable of $3.1 million as coal sales decreased due to a soft coal market. Also affecting cash flows from operations was a decrease in accounts payable of $14.7 million and an increase in accrued expenses and other non-current liabilities of $26.1 million related in most part to accrued interest. During the period ended March 31, 2001, cash flows from operations were affected by a decrease in inventory of $3.0 million and an increase in accounts receivable of $16.4 million as coal sales increased due to increased demand. Also affecting cash flows from operations was a decrease in accounts payable of $15.3 million and an increase in accrued expenses and other non-current liabilities of $40.5 million related in most part to accrued interest.

           Cash used in investing activities was $103.2 million and $15.6 million for the periods ended March 31, 2002, and 2001, respectively. During the period ended March 31, 2002, cash was used in investing activities for capital expenditures of $23.9 million and long-term investing activities of $79.4 million. Long-term investing activities included a payment to American Insurance Group for $55.0 million for a long-term reclamation policy as a solution to our bonding issues. Additional cash used for investing included cash collateral for letters of credit for bonding. During the period ended March 31, 2001, cash was used in investing activities for capital expenditures of $11.5 million and long-term investing activities of $11.4 million. During the first quarter we invested $5.0 million in a five-year CD with Kentucky Bank and Trust. This CD serves as a letter of credit, which allows MMI to lease equipment to us. Additionally, in the first quarter we deposited cash in an investment account with a financial institution for bonding purposes.

           Cash provided by (used in) financing activities was $48.3 million for the period ended March 31, 2002 and $(21.2) million for the period ended March 31, 2001. During the period ended March 31, 2002, cash was used in financing activities for repayments on long-term debt of $6.8 million, repayment of capital leases of $0.5 million and payments for financing costs of $5.4 million for our debtor-in-possession facility. During the period ended March 31, 2002, cash was provided from borrowings on the debtor-in-possession facility of $55.0 million and from draws on letters of credit under our credit facility of $6.0 million. During the period ended March 31, 2001, cash was used in financing activities for repayments on long-term debt of $20.6 million and repayment of capital leases of $575,000.

     As of December 31, 2001, 2000, and 1999

           The following is a summary of cash provided by or used in the indicated categories for the twelve-month periods ended December 31.

                                                 (in millions)

      Cash Provided by (Used In)                  2001                 2000                 1999
                                                  ----                 ----                  ----
           Operating Activities           $         162.7        $         42.5      $        71.4
           Investing Activities                    (125.8)                (42.8)            (140.8)
           Financing Activities                     (29.4)                 34.1               47.8

           During the period ended December 31, 2001, we had a net loss of $226.1 million compared to a net loss of $196.7 million for the same period in 2000, and a net loss of $199.4 million for the same period in 1999. The 2001 loss included depreciation, depletion, and amortization charges of $266.6 million as opposed to depreciation, depletion, and amortization charges of $253.5 million for the 2000 period. The 1999 net loss of $199.4 million included non-cash pretax losses on asset sales of $101.4 million and special write downs of $87.7 million as well as $208.3 million in depreciation, depletion, and amortization charges.

           Cash provided by operations was $162.7 million, $42.5 million and $71.4 million for the periods ended December 31, 2001, 2000 and 1999, respectively. Cash flow from operations for the period ended December 31, 2001 was enhanced by an increase in accrued expenses and other non-current liabilities of $135.7 million, primarily related to accrued and unpaid interest on outstanding loans. Cash flow from operations was lessened by a decrease in accounts payable of $18.8 million as we continued to work toward bringing vendor payments current. For the period ended December 31, 2000, cash flows from operations were increased by a decrease in receivables of $22.6 million and inventories of $18.4 million. Cash flows from operations were reduced by a $40.8 million net decrease in accounts payable as we sought to catch up vendor payments from 1999. Other assets increased $7.8 million primarily due to the prepayment of royalties and finance costs. Accrued expenses increased $15.5 million due to interest accruals and FAS 106 charges. Cash expenditures for reclamation exceeded accruals in 2000 by $31.7 million. Cash provided by (used in) operations was $71.4 million, for the year ended December 31, 1999. During the year ended December 31, 1999, we had a net loss of $199.4 million. Included in the 1999 loss were non-cash pretax losses on asset sales ($101.4) million and special write downs ($87.7) million. The soft steam market caused by a mild winter adversely impacted cash flow from operations. This resulted in a $3.6 million decrease in receivables. We decreased production at higher cost operations late in 1999, which led to a decrease in ending inventories of $4.6 million. Prepaid expenses and other assets decreased by $2.4 million primarily due to decreases in prepaid insurance, offset by increases in advanced royalties. Accounts payable increased $12.1 million, employee benefits increased $14.3 million, and accrued interest increased $2.5 million during the year. We had a decrease in the accrual for reclamation and mine closure costs of $45 million as a result of catch up costs associated with recent acquisitions. The severance liability for former Zeigler employees decreased $11.2 million, and accrued royalties decreased $6.3 million during the year as a result of changing our mining plans. Accrued expenses and other liabilities decreased $6.5 million primarily resulting from changes in reserves and other long-term liabilities.

           Cash used in investing activities was $125.8 million, $42.8 million and $140.8 million for the periods ended December 31, 2001, 2000, and 1999, respectively. During the period ended December 31, 2001, cash was used in investing activities for capital expenditures of $85 million and long-term investing activities of $55.1 million. Partially offsetting those uses of cash were proceeds from the sale of assets of $14.3 million. During the year ended December 31, 2000, net cash used in investing activities of $42.8 million was the result of capital expenditures totaling $69.9 million being partially offset with proceeds from the sale of assets totaling $27.1 million. During the year ended December 31, 1999, cash was used in investing activities for capital expenditures of $93.6 million and the acquisitions of Princess Beverly Coal, Sunny Ridge and McCoy Coal Company for $68.4 million. Partially offsetting those uses of cash were proceeds from the sale of assets of $21.2 million.

           Cash provided by (used in) financing activities was $(29.4) million, $34.1 million, and $47.8 million for the periods ended December 31, 2001, 2000, and 1999, respectively. During the period ended December 31, 2001, cash was used in financing activities for repayments on long-term debt of $41.3 million and capital leases of $2.3 million and financing our debtor-in-possession facility of $844,000. Offsetting these uses of cash during 2001 were borrowings from long-term debt of $15 million. During the period ended December 31, 2000, cash was provided from net borrowings of $75.6 million. Cash was used in financing activities for repayments of long-term debt and capital leases of $39.8 million and for the payment of debt issuance costs totaling $1.7 million. During the period ended December 31, 1999 cash was provided from borrowings of $135.8 million to fund the acquisitions of Princess Beverly, Sunny Ridge, and McCoy, to refinance the Zeigler bridge facility, to fund our insurance requirements and to help fund our working capital needs. Cash was used in financing activities for repayments on long-term debt and capital leases of $71.1 million and the payment of debt issuance and financing costs in the amount of $17.2 million.

Certain Liabilities

           We have long-term liabilities for pensions, retiree health care, work-related injuries and illnesses, and mine reclamation that are described in greater detail under "Business--Certain Liabilities."

Transactions with Formerly Related Parties

     Termination Rights Agreement

           As part of our reorganization, we entered into a Termination Rights Agreement with some of our former affiliates with respect to some related party agreements that survived the confirmation of our prepackaged plan of reorganization. These surviving agreements and the Termination Rights Agreement are described under "Transactions with Former Controlling Stockholder and Related Persons" on page [__]. The Termination Rights Agreement provides that for a period of six months from the effective date of our prepackaged plan, if we believe that prices for goods or services provided by former affiliates under such existing related party agreements exceed market price, we may enter into negotiations with such affiliates to obtain the same goods or services at market price. If the parties cannot reach agreement on new price terms, either party may terminate all (but not less than all) such related party agreements. The agreement also provides that for a period of six months from the effective date, we will have the right to give notice of termination with respect to up to 30% of some of our existing equipment leases with former affiliates with such termination effective in (i) 6 months for up to 20% of the leases and (ii) in 12 months for the remaining 10% of the terminated leases.

     Pre-Reorganization Transactions

           Before our reorganization took effect, we were closely held and entered into numerous transactions with related individuals and entities by virtue of having stockholders in common with us or because they were controlled by or related to our former controlling stockholder and chief executive officer, Larry Addington. Our lending agreements and notes required that all related party transactions or loans be for a bona fide business purpose on terms at least as favorable as those obtainable from an unaffiliated party unless otherwise authorized under the applicable agreement or indenture. In addition, all such transactions or loans had to be approved or ratified by a majority of our independent directors. Note 18 of the Notes to our consolidated financial statements describes our transactions with related parties, including our revenues, costs, and expenses for those transactions for 1999, 2000 and 2001.

Accounting Pronouncements

           In September 2001, the staff of the Financial Accounting Standards Board (FASB) cleared SFAS No. 133 Implementation Issue Number C16 (C16), which relates to scope exceptions in applying the normal purchases and sales exception for commodity contracts that contain volumetric variability or optionality under paragraph 10b of SFAS No. 133. C16 is effective for us on April 1, 2002. We do not believe adoption of C16 will have an effect on us. We believe our coal contracts with volumetric variability or optionality are exempted out of SFAS No. 133, because they fail to meet the net settlement criteria of SFAS No. 133, which would preclude such contracts from being considered derivatives.

           In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. It also requires intangible assets acquired in a business combination to be recognized separately from goodwill. SFAS No. 141 has had no impact on our financial position or results as we have not entered into any business combination transactions since June 30, 2001.

           We adopted SFAS No. 142, which addresses how goodwill and other intangible assets should be accounted for upon their acquisition and afterwards, on January 1, 2002. The adoption of SFAS No. 142 has had no impact on our financial position or results because we do not have recorded goodwill or intangible assets. Premiums paid in prior acquisitions have been allocated to mineral reserves and are amortized as the coal is mined.

           The primary impact of SFAS No. 141 and SFAS No. 142 on us will be their applications under fresh start accounting pursuant to SOP 90-7 upon emerging from bankruptcy. Note 2 of the Notes to our consolidated financial statements describes our liquidity and bankruptcy proceedings. Upon emergence, SFAS No. 141 will require the allocation of our value, as well as purchase price of any future business combinations, to the fair value of net assets, or net assets acquired, including reorganization value (goodwill) and other identified intangible assets. SFAS No. 142 will require that future goodwill (reorganization value) and intangible assets with indefinite lives not be amortized. Instead of amortization, goodwill will be subject to an assessment for impairment by applying a fair-value-based test annually and more frequently if circumstances indicate a possible impairment. If the carrying amount of goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

           In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation" which addresses asset retirement obligations that result from the acquisition, construction or normal operation of long-lived assets. It requires companies to recognize asset retirement obligations as a liability when the liability is incurred at its fair value. The adoption of SFAS No. 143 will affect our recording of reclamation and closure obligations and disclosure requirements. Currently, we record the full (undiscounted) liability for end-of-mine reclamation obligations of all acquired mines in current dollars. Developed mines accrue at a rate per ton over its active life to the end-of-mine obligation. SFAS No. 143 will require us to cease the per-ton accrual approach and to discount all end-of-mine obligations to their fair values. The future accretion of the discounted obligation will be recorded to cost of operations. We are currently analyzing the impact of this Statement, which is required to be adopted January 1, 2003; however, pursuant to SOP 90-7, we will early adopt SFAS No. 143 upon fresh start accounting.

           In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is required to be adopted January 1, 2002. SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and combines the two accounting models into a single model based on the framework established in SFAS No. 121. Effects of adopting SFAS No. 144 on January 1, 2002 have had no material impact on our earnings and financial position.

           The AICPA has issued an exposure draft Statement of Position titled "Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment." This proposed statement of position applies to all nongovernmental entities that acquire, construct or replace tangible property, plant, and equipment including lessors and lessees. A significant element of the proposed statement of position requires that entities use component accounting for property, plant and equipment to the extent future component replacement will be capitalized. At adoption, entities would have the option to apply component accounting retroactively for all property, plant and equipment assets, to the extent applicable, or to apply component accounting as an entity incurs capitalizable costs that replace all or a portion of property, plant and equipment. The proposed effective date of the statement of position for us is January 1, 2003. We are currently analyzing the impact of this proposed statement of position. The final standard may differ from the standard proposed, so actual application may differ from that disclosed above.

Inflation

           Due to the capital-intensive nature of our activities, inflation may have an impact on the development or acquisition of mining operations, or the future costs of final mine reclamation and the satisfaction of other long-term liabilities, such as health care or black lung benefits. However, inflation in the U.S. has not had a significant effect on our operations in recent years.

Quantitative and Qualitative Disclosure about Market Risk

           Market Risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

           Our interest expense is sensitive to changes in the general level of interest rates in the U.S. At March 31, 2002, we had $510.3 million aggregate principal amount of debt under fixed rate instruments ($495.8 million included in liabilities subject to compromise) and $878.2 million of debt under variable rate instruments, with our old bank credit agreement making up $815.1 million of the variable rate instruments. At December 31, 2001, we had $517.7 million aggregate principal amount of debt under fixed rate instruments and $817.2 million of debt under variable rate instruments, with our old bank credit agreement making up $809.1 million of the variable rate instruments.

           Under the terms of our old bank credit agreement, the interest rate on borrowings thereunder was usually determined at our option as being either based on a LIBOR rate or an alternate base rate plus an applicable margin, each as defined in the old bank credit agreement. Since we were in default under our old bank credit agreement, the interest rate was set using the alternate base rate. Based on the variable rate debt outstanding as of March 31, 2002, a 100 basis point increase in interest rates would increase annual interest expense by approximately $8.8 million. Based on the variable rate debt outstanding as of December 31, 2001, a 100 basis point increase in interest rates would increase annual interest expense by approximately $8.0 million. From time to time, we entered into interest rate protection agreements to better manage our interest rate exposure. The most recent agreement, which terminated on June 30, 2001, capped the LIBOR rate at 8.15%.

           On a pro-forma basis, giving effect to our reorganization, $592 million of our outstanding indebtedness as of March 31, 2002 would bear interest at fluctuating market rates, and a 100 basis point increase in short-term interest rates as of that date would have increased annual interest expense by approximately $4.4 million.

           We are subject to commodity price risk based on the fluctuating market price of coal. We manage this risk through securing long-term coal supply agreements rather than through use of derivative instruments. In the future, as existing long-term contracts expire or become subject to price reopeners, our coal sales will be made at then-current market prices. As a result, our revenues and net income will be significantly affected by fluctuations in the price of coal.

           Some products used in mining activities, such as diesel fuel, are subject to price volatility. We use forward contracts to manage the volatility related to this exposure.

           All of our transactions are denominated in U.S. dollars, and as a result, we do not have material exposure to currency exchange rate risk. We are not currently engaged in any interest rate, foreign currency exchange rate or commodity price hedging transactions.

THE COAL INDUSTRY

Introduction

           Coal is one of the most abundant, efficient and affordable natural resources, used primarily to provide fuel for the generation of electricity. According to the International Energy Agency, in 1997, coal provided 26% of the world's primary energy supply and was responsible for approximately 44% of the world's power generation. Coal was responsible for approximately 51% of electricity generation in the U.S. in 2001.

           The U.S. is the second largest coal producer in the world, exceeded only by China. Other leading coal producers include Australia, India and South Africa. The U.S. has the largest coal reserves in the world, with an estimated 250 years of supply based on current usage rates. U.S. coal reserves are more plentiful than U.S. oil and natural gas reserves, with coal representing more than 85% of the nation's fossil fuel reserves. Approximately 62% of U.S. coal is produced by surface mining methods, while the remaining 38% is produced by underground mining methods.

           U.S. coal production has nearly doubled during the past 30 years. In 2001, total U.S. coal production was estimated at over 1.1 billion tons, representing a 4.4% increase from 2000. Coal production is projected to increase at an annual rate of 1.3% through the year 2020. Factors driving this steady increase in coal production include:

•	the lower cost of generating electricity with coal, compared to oil, natural gas and nuclear power;

•	decreased reliance on nuclear powered generation;

•	volatile natural gas prices; and

•	strong economic growth.

           The U.S. coal industry operates in a highly regulated environment that governs all mining and mine safety activities, including land reclamation, which requires mined land to be restored to a condition equal to or better than that existing before the mining. Coal mining in the U.S. has become a relatively safe occupation, relying on sophisticated technology and a skilled work force to become one of the safest, most productive coal industries in the world.

           Utilities use approximately 90% of the coal consumed in the U.S. for the generation of electricity. Coal continues to be the principal energy source for U.S. utilities, with coal-fired plants generating over half (approximately 51%) of U.S. electricity, as compared with 20% from nuclear, 16% from gas-fired, 7% from hydroelectric facilities and 5% from petroleum and other sources in 2001. Beginning in the 1980s and continuing through mid-2000, coal prices under long-term sales contracts have generally decreased, but coal prices increased significantly beginning in the second half of 2000. Spot market coal prices generally have fluctuated due to seasonal variations in supply and demand caused by weather, but the coal market saw a significant increase in spot pricing beginning in the late summer of 2000 and continuing through the early spring of 2001. Though spot prices declined during the latter part of 2001 and in 2002 - primarily due to the exceptionally warm winter across most of the country and to the slowdown in the U.S. economy during 2001 - spot pricing remains above the levels of the late 1990's and early 2000. The net increase in spot pricing during this period has allowed for higher contract prices for coal sold under long-term contracts entered into after the later part of 2000. Although no one can truly predict what the market may do, we expect contract and spot prices to stay at or slightly above current levels. Given a return to economic growth and normal weather patterns in the U.S., we believe the market weakening brought on by unseasonably warm temperatures for the winter of 2002 is temporary, and that demand will return to its pattern of growth after the temporary state of higher than normal utility coal stockpile levels works itself out.

           Until recently, despite the increased consumption and the many inefficient mines that had closed in the last ten years, coal mining companies with improving productivity had filled the increasing demand without price increases. According to statistics compiled by the federal government, although the number of operating mines declined 65.8% from 1987 through 2001, production during that same time increased 18.1%. Thus, productivity gains contributed to the decline of coal prices prior to 2000.

           Lower coal prices from the 1980s through 1999 caused mining companies to shut down operations. Increased permitting requirements made it more difficult and time-consuming to obtain new mining permits and begin mining. Additionally, many mining companies are too highly leveraged to open new mines. The U.S. coal industry has undergone significant consolidation since 1987. The ten largest coal producers in 1987 accounted for 36.4% of total domestic coal production. In 2001, the ten largest coal companies accounted for 68% of total domestic coal production. These companies incurred significant debt in connection with such consolidation.

           A recent report by the U.S. Department of Energy forecasts that the demand for coal in the U.S. generally will increase steadily over the next 18 years. In addition, clean air concerns and legislation have increased consumption of coal with a lower sulfur content mined in Central Appalachia and the western U.S. The following table highlights the increases in coal demand as projected by the Department of Energy:

                                                         Coal Demand Forecast
                                                         ---------------------
                                         2005          2010         2015             2020
                                         ----          ----         ----             -----

Domestic
    Utility......................       1,065          1,141       1,183            1,254
    Metallurgical................          26             24          22               20
    Industrial/Other.............          85             86          89               92
                                       -------        -------     -------          --------
    Total Domestic...............       1,176          1,251       1,294            1,365

    Total Export.................         (38)           (35)        (34)             (35)

Total Demand.....................       1,138          1,216       1,260            1,330
    Consumers Stock Change.......          (2)            (2)         (3)              (3)
                                       -------        -------     -------          --------
    Total Consumption............       1,136          1,214       1,257             1,127
                                       =======        =======     =======          ========

Coal Types

           In general, coal is classified by Btu content and sulfur content. In ascending order of heat values, measured in British Thermal Units or "Btus," the four basic types of coal are lignite, sub-bituminous, bituminous and anthracite. Coal of all geological composition may be used as steam coal. Bituminous coal must have certain characteristics to qualify for use as metallurgical coal.

           Lignite Coal. Lignite coal is a brownish-black coal with a Btu content that generally ranges from 3,500 to 8,300 Btus per pound. Major lignite operations are located in Texas, North Dakota, Montana and Louisiana. Lignite coal is used almost exclusively in power plants adjacent to the mine because the addition of any transportation costs to the mining costs would exceed the price a customer would pay for such low-Btu coal.

           Sub-bituminous Coal. Sub-bituminous coal is a black coal with a Btu content that ranges from approximately 8,300 to 11,500 Btus per pound. Most sub-bituminous reserves are found in Montana, Wyoming, Colorado, New Mexico, Washington and Alaska. Sub-bituminous coal is used almost exclusively by electric utilities and some industrial consumers.

           Bituminous Coal. Bituminous coal is a "soft" black coal with a Btu content that ranges from 10,500 to 14,000 Btus per pound. This coal is found in Appalachia, the Midwest, Colorado and Utah, and is the type most commonly used for electric power generation in the U.S. Bituminous coal is used to generate steam by utility and industrial customers, and as a feedstock for metallurgical purposes in steel production. Coal used in metallurgical processes has higher expansion/contraction characteristics than steam coal.

           Anthracite Coal. Anthracite coal is a "hard" coal with a Btu content as high as 15,000 Btus per pound. Anthracite deposits are found primarily in eastern Pennsylvania, and are used primarily for utility, industrial and home heating purposes.

Coal Qualities

     Steam Coal

           The primary factors considered in determining the value and marketability of steam coal include the Btu content, sulfur content, and the percentage of ash (small particles of inert material), moisture and volatile matter.

           Btu Content. The Btu content provides the basis for satisfying the heating requirements of boilers. Coal having a lower Btu content frequently must be blended with coal having a higher Btu content to allow the consumer to use the coal efficiently in its operations.

           Sulfur Content. Due to the restrictive environmental regulations regarding sulfur dioxide emissions, coal is commonly described with reference to its sulfur content, measured by pounds of sulfur dioxide produced per million Btus (SO/2/ /MMBtu).

                 (a)      Classification                   Sulfur content
                                                       (pounds SO/2/ /MMBtus)
                                                       ---------------------
                 Super-compliance                            Up to 0.8
                 Compliance                                  Up to 1.2
                 Low-sulfur                                  Up to 1.6
                 Near low-sulfur                       Over 1.6 and up to 2.5

           Super-compliance and compliance coal exceed the current requirements of Phase I of the Clean Air Act Amendments of 1990 and meet or exceed the requirements of Phase II of that legislation. Consumers using super-compliance and compliance coal can either earn sulfur emission credits, which they can sell to other coal consumers, or blend the coal with higher sulfur coal to lower the overall sulfur emissions without having to install expensive sulfur-reduction "scrubber" technology. Super-compliance coal is desirable because utilities can burn it without blending and earn sulfur emission credits or blend it with higher-sulfur non-compliance coal even under Phase II requirements. Generally, a utility can burn near low- sulfur coal without scrubbing by blending with super-compliance coal or by purchasing reasonable quantities of emissions credits to comply with the Phase II requirements.

           Ash Content. The non-combustible nature of ash diminishes the heating value of the coal. Therefore, coal with a higher percentage of ash will have a lower heating value. For electric utilities, the percentage of ash is important not only for its effect on heating value, but also because it affects the amount of combustion by-products. Electric utilities typically require coal with an ash content ranging from 6% to 15%, depending on individual power plant specifications. More stringent ash standards apply for metallurgical coal, typically requiring less than 8% ash. Moisture content also diminishes the heating value of coal. A high percentage of moisture also may cause customers to experience problems handling the coal. Moisture concerns arise principally with coal from the Powder River Basin. Volatile matter, combustible matter that vaporizes easily during combustion, is important for electric utilities because most utility power plant boilers are designed to burn coal having a medium to high percentage of volatile matter.

     Metallurgical Coal

           Metallurgical coal is a type of coal used in making steel, and is distinguished by special quality characteristics that include high carbon content, low expansion pressure, low sulfur content, and various coal chemistry attributes. Metallurgical coal is also high in heat content, and therefore is desirable to utilities as fuel for electrical generation. Consequently, metallurgical coal producers have the ongoing opportunity to select the market that provides maximum revenue. The premium price offered by steel makers for the metallurgical quality attributes is typically higher than the price offered by utility coal buyers that value only the heat content. According to RDI, the primary concentration of U.S. metallurgical coal reserves is in the Central Appalachian region.

Coal Regions

           The majority of U.S. coal production comes from six regions: Northern Appalachia, Central Appalachia, Southern Appalachia, the Illinois Basin, the Rocky Mountains, and the Powder River Basin.

           Northern Appalachia. Northern Appalachia includes northern West Virginia, Pennsylvania and Ohio. Coal from this region generally has a high Btu content (12,000-13,000 Btus per pound of coal). However, its sulfur content (1.5%-2.5%) generally does not meet the Phase II standards.

           Central Appalachia. Central Appalachia includes southern West Virginia, eastern Kentucky and Virginia. Coal from this region generally has a low sulfur content (0.7%-1.5%) and high Btu content (12,000-13,500 Btus per pound of coal). Most of this coal complies with Phase I standards. Central Appalachia sources provide most of the U.S.'s overseas export coal.

           Southern Appalachia. Southern Appalachia includes Tennessee and Alabama. Coal from this region also has a low sulfur content (0.7%-1.5%), which generally satisfies Phase I standards, and a high Btu content (12,000-13,000 Btus per pound of coal). While the region's highly variable thin seams impair productivity, readily accessible waterways and proximity to southern utility plants help to reduce delivery costs of coal from this region to utility customers.

           The Illinois Basin. The Illinois Basin includes western Kentucky, Illinois and Indiana. Coal from this region varies in Btu content (10,000-12,000 Btus per pound of coal) and has a high sulfur content (2.5%-3.5%). Generally, unwashed Illinois Basin coal will not satisfy the Phase I or Phase II standards. However, Illinois Basin coal is burned in plants equipped with scrubbers, blended with low-sulfur coal or burned by plants with sulfur dioxide emission credits.

           The Rocky Mountains. The Rocky Mountain region consists of Utah and Colorado. The coal from this region has a low sulfur content (0.4%-0.5%) and varies in Btu content (10,500-12,800 Btus per pound of coal). This coal complies with Phase I and Phase II standards. A portion of U.S. coal exports come from this region.

           The Powder River Basin. The Powder River Basin consists mainly of northeastern Wyoming and southeastern Montana. This coal has a very low sulfur content (0.25% to 0.65%), a low Btu content (8,000-9,200 Btus per pound of coal) and a very high moisture content (20%-35%). All of this coal complies with Phase I and Phase II standards, but many utilities cannot burn it without lowering the efficiency of their plants unless it is blended with higher Btu coal.

Mining Methods

           Coal is mined using either surface or underground methods. The method used depends upon several factors, including the proximity of the target coal seam to the earth's surface, and the geology of the surrounding area. The mining methods used at each of our mining operations are described under "Business--Mining Operations."

           Surface techniques generally require a favorable stripping ratio, which indicates the amount of overburden that must be removed to excavate a given quantity of coal. Underground techniques are used for deeper seams. In 2001, surface mining accounted for approximately 65% of total U.S. coal production, with underground mining accounting for the balance of production. Surface mining generally costs less and has a higher recovery percentage than underground mining. Surface mining typically results in the recovery of 80% to 90% of the total coal from a particular deposit, while underground mining typically results in the recovery of 50% to 60%.

     Surface Mining Method

           Mountaintop Mining. Mountaintop mining involves removing all material above the coal seam before removal of the coal, leaving a relatively level plateau in place of the hilltop after mining. This method achieves a more complete recovery of the coal. However, its feasibility depends on the amount of overlying material in relation to the coal to be removed.

           Area Mining. Area mining essentially involves a large-scale moving trench. After removal of the initial overburden from a trench, the trench progresses forward over the coal seam. As the trench moves forward, the stripped overburden is moved to the back side of the trench. Area mining is usually performed with draglines, truck and shovel units and large dozers.

           Contour Mining. Contour mining is conducted on coal seams where mountaintop removal is not feasible because of the high overburden ratios. Mining proceeds laterally around a hillside at essentially the same elevation, assuming the seam is fairly flat. The contour cut in a coal seam provides a flat surface that can be used to facilitate highwall mining or the less efficient auger mining (both discussed below). This is a common surface mining method in the steeper slopes of the Appalachian coalfields.

           Auger Mining. In auger mining, the miners remain outside of the mine and a large, corkscrew-like machine (the "auger") bores into the side of a hill and extracts coal by "twisting" it out. Many of our competitors use this method, which is less efficient than highwall mining. Auger mining generally permits the extraction of coal to depths of only 300 feet or less.

           Highwall Mining. Highwall mining is an innovative mining method that uses a highwall mining system. This mining system bores into the face of a coal seam using a continuous miner and transports coal to the surface using a variety of transportation methods. Projects requiring large volumes of coal production can use the highwall mining system as the primary production machine for mining in trench, box, open-pit or contour cuts which are types of excavations commonly used in surface mining to gain access to coal seams.

     Underground Mining Methods

           Room and Pillar Mining. Room and pillar mining uses remote-controlled continuous miners that cut a network of interconnected 20-foot wide passages as high as the coal seam. Roof bolters stabilize the mine roof and pillars are left to provide overall roof support. As a result of significant technological advances, this mining method has become the most common method of underground mining. Room and pillar mining is used as a primary recovery method in smaller mines and for developing a network of panels for longwall mining.

           Longwall Mining. Longwall mining uses powerful hydraulic jacks, varying from four to 12 feet in height, to support the roof of the mine while mobile shearing machines extract the coal. High capacity chain conveyors then move the coal to a high capacity mine belt system for delivery to the surface. The longwall machine generally cuts blocks of coal, referred to as longwall panels, that have a width of approximately 900 feet and a length of approximately 10,000 feet. Longwall mining is a low-cost, high-output method of underground mining that results in the recovery of approximately 60% of coal reserves. In addition, longwall mining is much faster than room and pillar mining. After a longwall panel is cut, the longwall machine must be disassembled and moved to the next panel location, a process which generally takes one to two weeks.

Coal Preparation and Blending

           Depending on coal quality and customer requirements, raw coal may in some cases be shipped directly from the mine to the customer. Generally, raw coal from mountaintop removal, contour and strip mines can be shipped in this manner. However, the quality of most raw coal does not allow it to be shipped directly to the customer without processing in a preparation plant. Preparation plants separate impurities from coal. This processing upgrades the quality and heating value of the coal by removing or reducing sulfur and ash-producing materials, but entails additional expense and results in some loss of coal. Coals of various sulfur and ash contents can be mixed or "blended" at a preparation plant or loading facility to meet the specific combustion and environmental needs of customers. Coal blending helps increase profitability by reducing the cost of meeting the quality requirements of specific customer contracts, thereby optimizing contract revenue.

Customers

           The U.S. coal industry's principal customers are electricity generators. Over the last ten years, annual coal consumption in the U.S. has grown steadily, reaching a level of approximately 1.1 billion tons in 2001. This steady growth in coal consumption reflects the growth in the demand for electricity over the same period, because the electric utility industry accounts for 90% of domestic coal consumption. In 2001, coal-fired utilities generated approximately 51% of the nation's electricity, followed by nuclear (20%), gas-fired (16%) and hydroelectric (7%) utilities. The U.S. Department of Energy expects electricity usage to increase at an average annual rate of 1.8% to the year 2020. Because coal is one of the least expensive and most abundant resources for the production of electricity, and imports of coal historically have not exceeded 1.0% of domestic coal consumption, industry analysts expect domestically produced coal to continue to play a significant role in generating electricity in the future.

           Electricity can be generated less expensively using coal than natural gas, oil or nuclear energy. The delivered cost of coal for utilities averaged $1.23/MMBtu in 2001 compared to an estimated average cost of $4.41/MMBtu for natural gas. Although the cash operating costs of nuclear and hydroelectric energy are less expensive than coal, no new nuclear plant permits have been issued since 1978, and some existing plants are approaching the end of their useful lives. Additionally, the availability of hydroelectricity is limited. Oil and all other petroleum by-products accounted for less than 6.0% of all utility fuel consumption in 2001.

Utility Deregulation

           Since 1935, domestic electric utilities have operated in a regulated environment, with prices and return on investment being determined by state utility and power commissions. In April 1996, the Federal Energy Regulatory Commission established rules providing for open access to electricity transmission systems, thereby initiating consumer choice in electricity purchasing and encouraging competition in electricity generation. Industry analysts anticipate that the open access rules will create a national market for the sale of wholesale electricity where competition will primarily focus on price. Within the electric utility industry, the increased focus on price should favor low-cost producers of electricity. Among the eastern states, Kentucky, South Carolina, West Virginia, Indiana, Virginia, Ohio and Georgia are in the top half of low cost electricity producers. Competition will likely benefit the coal industry generally because coal is a relatively low-cost fuel for electricity generation. Within the coal industry, companies with customers that are low-cost producers and have excess capacity are likely to see the greatest increase in coal demand. However, it is not currently possible to assess the overall impact on the wholesale power market that may result from developments related to the California energy crisis and Enron bankruptcy.

           Our primary customers are low-cost electricity producers located in the eastern half of the U.S., where we focus our marketing efforts. Since utilities are currently regulated, we believe that the sales price of their electricity is a reasonable proxy for the relative generation costs within those states. We believe we are a low-cost coal supplier to those utilities that have relatively low costs and can benefit from deregulation. Consequently, we believe that we share the opportunity to benefit from electric utility deregulation.

Environmental Laws

           Various federal, state and local environmental laws have had, and will continue to have, a significant effect on the domestic coal industry. These laws govern matters such as employee health and safety, limitations on land use, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, discharge of materials into the environment, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. In addition, the electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities which could affect demand for coal. New legislation or regulations could be adopted that may have a significant impact on coal mining operations or the ability of coal customers to use coal. See "Risk Factors--Risks Related to Government Regulation" and "Government Regulation--Environmental Laws."

BUSINESS

Overview of Business

           We are the fourth largest coal producer in the U.S. as measured by revenues Beginning in October 1997, we grew substantially by acquiring coal mining operations. From October 1997 through April 1999, we purchased 11 coal mining operations for an aggregate purchase price in excess of $1.2 billion (including assumption of debt). Our predecessor company was formed in 1995 to acquire the coal assets of Addington Resources, Inc.

           We conduct mining operations in five states at a total of 42 mines, including 27 surface mines and 15 underground mines in three regions: Central Appalachia, the Illinois Basin and the Rocky Mountains. In 2001, we produced over 46 million tons of coal. Historically, approximately 60% of our production has originated from surface mining, and the remaining production has originated from underground mining. According to our reserve studies prepared by the engineering firm of Marshall Miller & Associates, we control approximately 1.7 billion tons of proven and probable coal reserves available for mining projects.

           Our primary customers are low-cost electric utility companies in the eastern half of the U.S. We currently generate approximately 79% of our revenues from 43 long-term contracts to sell steam coal to domestic electric utilities. As of March 31, 2002, our long-term sales contracts had an average remaining term of approximately 4 years on a volume-weighted basis. We also sell steam coal under short-term contracts and on the spot market and supply premium-quality metallurgical coal to steel producers.

           Our use of diverse mining methods and mobile equipment gives us flexibility to adjust our operations to meet changing market conditions. We believe that our use of several different mining methods ensures maximum production, lower costs and efficient reserve utilization. These methods include large-scale surface mining using draglines, smaller-scale surface mining using mobile equipment, large-scale underground mining using longwall mining equipment, and smaller-scale underground mining using continuous mining equipment. See "The Coal Industry--Mining Methods" for a detailed description of mining methods. In addition, our patented highwall mining system gives us both a proprietary low-cost mining method and a source of revenue from the lease of the systems and related contract operations to outside entities. The highwall mining system allows us to reduce effective stripping ratios, resulting in a significant decrease in the extraction cost per ton of coal. The highwall mining system also enables us to reduce operating costs and to extract coal profitably from reserves that may otherwise have been uneconomical to mine. See "--Highwall Mining Business" below.

Business Strategy

           Since 1997 we have adopted a business strategy of consolidating regionally. This involves integrating our businesses we have acquired since October 1997, acquiring complementary reserves and continuing to focus on our existing customer base. To implement this strategy, we will seek to improve safety performance, increase profitability, and reduce debt. Specifically, the we will:

•	Continue to optimize the our portfolio of mining assets. We believe that the primary advantage of our consolidation strategy is our ability to optimize the matching of multiple contracts to multiple production sources wherever possible under “multi-source” arrangements with customers. This flexibility allows us to reduce transportation costs, maximize pricing and ensure a more efficient fulfillment of coal contracts. By increasing production at our most efficient mines and sites that are closest to our customers' facilities, we believe we can maximize our operating margins.

•	Continue to use low-cost mining methods. We will continue to concentrate our cost reduction efforts on using low-cost mining methods to the fullest possible extent, reducing transportation costs by producing coal from multiple mines and eliminating certain redundant corporate expenses. By continuously optimizing our mix of assets, mining methods, product quality and logistics, we have been, and believe we will continue to be, a low-cost producer in the regional markets in which we participate.

•	Focus on key electric utility customers. We intend to focus on maintaining and increasing our portfolio of long-term sales contracts with key customers. Except for certain customers served by our Rocky Mountain mine, all of these key customers are located in the eastern half of the U.S. Currently, we ship coal to 27 utilities under long-term agreements. More than one-third of our coal sales for 2001 were to operating divisions of the Tennessee Valley Authority, American Electric Power, the Southern Company and Carolina Power & Light. Our portfolio of mines has enabled us to add new electric utility customers.

•	Reduce mining and administrative costs while establishing a new post-restructuring culture. Our management will use its revived balance sheet to achieve improved vendor terms, equipment financing and to take advantage of other cash saving options that have not been available over the last two years.

•	Generate revenue from highwall mining systems. In addition to reducing costs by using our highwall mining systems in our West Virginia and eastern Kentucky operations, we are also leasing three highwall mining systems to a third party and intend to pursue additional leasing opportunities to increase our revenue stream from the patented highwall mining system technology.

Coal Production

           We currently conduct mining operations at 27 surface mines and 15 underground mines in three regions: Central Appalachia, the Illinois Basin and the Rocky Mountains. Historically, approximately 60% of our production has come from surface mines, and the remaining production has come from our underground mines. The following table presents each mining region's production, in millions of tons, for the year 2001 for the period beginning January 1, 2002 and ending March 31, 2002:

                                                2001          1/1/02 - 3/31/02
                                             --------------- ------------------
                                                   (in millions of tons)

Mining Region

    Central Appalachia...................          35,502               7,010

    Illinois Basin.......................           8,683               2,134

    Rocky Mountains......................           5,389               1,457
                                                    -----               -----

         Total...........................          45,574              10,601
                                                   ======              ======

           We use mountaintop removal mining wherever possible because it provides for the recovery of more coal per acre and facilitates the permitting of larger projects, which allows mining to continue over a longer period of time than would be the case using other mining methods. We also use other surface mining techniques, including contour mining, to the extent practicable. We currently use six highwall mining systems for our highwall mining operations. In many situations, the highwall mining systems are more cost-effective than traditional mining methods.

           As part of our strategy to expand low-cost operations, we operate an underground longwall mining system at our Bowie mine in Colorado. Using the longwall mining system enhances our ability to produce large volumes of high quality, low-cost compliance coal. This compliance coal is sold to electric utilities in the western U.S., as well as to eastern coal customers such as the Tennessee Valley Authority.

Mining Operations

           The following table sets forth, in thousands of tons, estimated proven and probable coal reserves for our mining operations as of December 31, 2001. Proven and Probable Reserves are those reserves that are currently being mined or have been developed so they can be mined with minimal additional preparation. The data are derived from reserve studies prepared by Marshall Miller. While we believe the estimates are reasonable, we cannot assure you that the coal reserve data are accurate in all respects.

                                                       Proven and
                                                   Probable Reserves
                                           -----------------------------------
                                Number                                                                Year
                                  of      Total                      Average   Average             Established
                               Active   (thousands   Owned   Leased   Btu      Percent   Mining        or
Mining Operation                Mines    of tons)      %       %     Content   Sulfur   Method(1)   Acquired
-----------------              --------  ---------- -------  ------  --------  ------- ----------  ------------

I.  CENTRAL APPALACHIA

Kentucky (East)
------------------
Addington Mining.............     4         5,628       0     100      12,300    0.9       SM         1984
Leslie Resources.............     4        28,293       0     100      12,000    1.1       SM         1998
Pike County Coal.............     4        12,249      74     26       12,700    1.1       DM         1998
Pine Mountain................     1         4,312      50     50       12,800    1.1       DM         1998
StarFire.....................     2        40,111      70     30       12,800    1.1       SM         1998
Straight Creek Surface.......     1           958       1     99       12,800    1.0       SM         1998
Straight Creek Underground...     1         2,187       7     93       12,900    1.0       DM         1998
Sunny Ridge Mining Company...     4        15,822       5     95       12,600    1.1       SM         1999
17 West Mining...............     1        17,660       0     100      12,000    1.0       SM/DM      1998
Russell Fork Reserves........     0        20,000       0     100      12,000    1.4       SM/HWM     1998
East Kentucky Energy Corp....     0        34,490       0     100      12,700    1.3       SM/DM      1998

West Virginia
----------------------
CC Coal (Battle Ridge).......     2        27,954       0     100      12,200    0.8       SM         1998
Cyprus of West Virginia......     1         7,816       1     99       12,300    0.9       DM/SM      1998
Marrowbone Development
Company......................     6        14,022       5     95       12,000    0.7       DM/SM/HWM  1998
Evergreen Mining Co. ........     1        47,901      55     45       12,300    0.9       SM         1998
East Kentucky Energy Corp.        0        70,441       0     100      12,000    0.9       DM/SM/     1998
(Heritage)...................                                                              HWM
Mid-Vol......................     5        20,499       0     100      13,000    0.6       SM/DM      1998
Hanna Land Co., LLC..........     0        25,642       0     100      12,500    0.8       SM         1998
Princess Beverly.............     1         2,964       0     100      12,500    0.8       SM         1998
    Subtotal.................     38

II. SOUTHERN APPALACHIA

Tennessee
------------
Cyprus of Tennessee..........     0        10,902      100    0        12,300    1.0       SM         1998
Tennessee Mining, Inc........     0        42,141      100    0        12,200    2.2       DM/SM      1995
    Subtotal.................     0

III.  ILLINOIS BASIN

Illinois
-----------
Turris Coal Company..........     1       131,614      33     67       10,500    3.0       DM         1998
Old Ben Coal Co. Mine #11....     1        18,700      25     75       11,100    3.0       DM         1998
Unassigned Reserves..........     0       822,999      90     10       11,070    2.9       DM         1998

Indiana
--------
Midwest Coal Co.
   (Chinook) ................     0         7,850      99     1        10,750    3.8       SM         1998
Kindill Mining Inc. #1.......     0        35,917      19     81       11,500    3.9       SM         1998
Kindill Mining Inc. #2.......     1        13,455      58     42       11,600    3.8       SM         1998
Kindill Mining Inc. #3.......     1        18,222      96     4        10,800    1.2       SM         1998
Beech Coal Co. (Sycamore)....     1        17,215      79     21       10,900    2.0       SM         1998
Other Indiana Deep Reserves..     0        32,004      85     15       11,300    3.8       SM/DM      1998

Kentucky (West)
---------------
Muhlenberg (West Kentucky)...     0        13,058      100    0        11,400    3.3       DM         1998
Cyprus Ayrgem................     0             0      100    0        11,300    2.5       SM         1998
    Subtotal.................     5

IV.  ROCKY MOUNTAINS

Colorado
---------
Bowie Resources, Ltd........      1      49,335        28     72       12,800    0.4       DM         1998

V.   OTHER COAL PROPERTIES

Arkansas
-----------
BCD Sparta..................      0      39,150         0     100      5,650     0.4       DM         1998

California
----------
Cyprus Stone Canyon.........      0      10,000        100    0        11,700    3.5       DM         1998

Montana
-------
Crow Property...............      0      12,000        100    0        8,900     0.3       SM         1998

Washington
-------------
FLC Vader...................             43,077        26     74       7,025     0.5       SM         1998

VI.   TOTAL.................      44     1,716,623

(1)  DM = Deep Mining; SM = Surface Mining and HWM = Highwall Mining.

           You should note that reserve studies are estimates based on an evaluation of available data. Actual reserves may vary substantially from the estimates. Estimated minimum recoverable reserves are comprised of coal that is considered to be merchantable and economically recoverable by using mining practices and techniques prevalent in the coal industry at the time of the reserve study, based upon then-current prevailing market prices for coal. We use the mining method that we believe will be most profitable with respect to particular reserves. We believe the volume of our current reserves exceeds the volume of our contractual delivery requirements. Although the reserves shown in the table above include a variety of qualities of coal, we presently blend coal of different qualities to meet contract specifications. See "Risk Factors--Risks Related to the Industry."

           In the following sections, we describe the operating characteristics of the principal mines and reserves of each of our mining units.

Central Appalachia Region

           This region includes all of our mining operations in southern West Virginia and eastern Kentucky. We own and lease 38 surface and underground mines in this region, which produced approximately 35.50 million tons of coal in 2001, or approximately 13.0% of the total coal production in the region. As of December 31, 2001, we had 825 union and 1,709 union-free employees in this region. In 2001, our production in this region accounted for approximately 77.9% of our total coal production.

Kentucky

      Addington Mining

           The four Addington Mining mines are located in Pike and Breathitt Counties in eastern Kentucky. We use the mountaintop removal method to mine four seams of coal at these mines. Production from these mines in 2000 totaled approximately 4.65 million tons, and totaled approximately 3.25 million tons for the year ending December 31, 2001. Coal mined from these operations has an average sulfur content of 0.9%, an average ash content of 10% and an average Btu content of 12,300. We employ 236 union-free employees and no union employees at these mines. Coal from these mines is transported by truck to river and rail loadout facilities. We estimate these properties contain approximately 5.6 million tons of proven and probable reserves.

      Leslie Resources

           The Leslie Resources mines are located in Perry, Knott and Leslie Counties in eastern Kentucky. We use mountaintop removal mining and contour mining to mine four seams of coal at these mines. Production from these mines totaled approximately 6.35 million tons in 2000 and approximately 5.24 million tons in 2001. Coal mined from these operations has an average sulfur content of 1.1%, an average ash content of 12% and an average Btu content of 12,000. We employ 436 union-free employees and no union employees at these mines. Coal from these mines is transported by truck to a unit train loading facility which we own and operate. We estimate these properties contain 28.3 million tons of proven and probable reserves.

      Pike County Coal

           The Pike County Coal mines are located in Pike and Knott Counties, in eastern Kentucky. We use the room and pillar method to mine three seams of coal at these mines. Production from these mines totaled approximately 2.10 million tons in 2000 and approximately 1.41 million tons in 2001. Coal mined from this operation has an average sulfur content of 1.1%, an average ash content of 9% and an average Btu content of 12,700. We employ 178 union-free employees and no union employees at these mines. We estimate these properties contain 12.2 million tons of proven and probable reserves. We own and operate a coal preparation plant and a unit train loading facility in connection with these mines.

      Mountain Coals--Starfire Mine

           The Starfire Mines are located near Perry and Knott Counties in eastern Kentucky. Using a dragline/shovel operation, supplemented with end loaders and dozers, we mined four main seams and an occasional fifth seam of coal. Production from this mine totaled approximately 1.91 million tons in 2001. Coal quality from this operation has an average sulfur content of 1.1%, an average ash content of 13% and an average Btu content of 12,800. We employ 136 union and 22 salary employees at this mine. Coal from this mine is transported by truck to various locations. We estimate this property contains 40.1 million tons of proven and probable reserves.

      Straight Creek

           The Straight Creek mines, which include the Pine Mountain mine, are located in Leslie County, Kentucky. We use room and pillar mining and mountaintop removal mining to mine multiple seams of coal at these mines. Production from these mines totaled approximately 2.59 million tons in 2000 and approximately 2.0 million in 2001. Coal mined from this operation has an average sulfur content of 1.0%, an average ash content of 8% and an average Btu content of 12,800 for surface mines and 12,900 for underground mines. Contract mine operators are used at the Straight Creek mining operations. We employ 36 union-free employees at these properties to operate the preparation plants and unit train loadout operations. We estimate these mines contain 3.1 million tons of proven and probable reserves. We own and operate two preparation plants, a coal blending facility and a unit train loading facility in connection with these properties.

      Sunny Ridge

           The Sunny Ridge mines are located in Pike County, Kentucky. We use mountaintop removal and contour mining to produce coal from four seams at these mines. Production from these mines totaled approximately 2.20 million tons in 2000 and approximately 2.41 million tons in 2001. Coal mined from this operation has an average sulfur content of 1.1%, an average ash content of 12% and an average Btu content of 12,600. We employ 204 union-free employees and no union employees at these mines. We estimate that these properties contain 15.8 million tons of proven and probable reserves. We operate a unit train loadout facility in conjunction with these mines.

      17 West

           The 17 West mine is located in Martin County, Kentucky. We use mountaintop removal and contour mining to produce coal from three seams of coal at this mine. Production from the 17 West totaled approximately 2.56 million tons in 2000 and approximately 1.80 million tons in 2001. Coal qualities average 1.0% sulfur, 13% ash and 12,000 Btu per pound. We employ 80 union-free employees and no union employees at this mine. We estimate this mine contains 17.7 million tons of proven and probable reserves. We own and operate a 1,000 ton per hour preparation plant and a unit train loading facility in conjunction with this operation.

West Virginia

      CC Coal--Battle Ridge

           We operate the former Battle Ridge mines at our CC Coal operations in Kanawha and Boone Counties, West Virginia. We use the mountaintop method to mine eleven seams of coal at these mines. Production from these mines in 2000 totaled approximately 0.93 million tons in 2000 and approximately 0.75 million tons in 2001. Coal mined from these operations has an average sulfur content of 0.8%, an average ash content of 13% and an average Btu content of 12,200. We employ 59 union-free employees and no union employees at this mine. Coal from these mines is transported by truck to river loadout facilities. We estimate these properties contain 27.9 million tons of proven and probable reserves. We own two river dock facilities on the Kanawha River and one on the Big Sandy River that are used in connection with these properties.

      Kanawha River Operations

           We own and operate the Stockton Mine (Cyprus of West Virginia) at our Kanawha River operations. This mine is located in Kanawha County, West Virginia. The mine operates continuous miners and shuttle cars utilizing room and pillar mining in the Stockton seam of coal. Production from this mine totaled 2.21 million tons in 2000 and approximately 2.08 million tons in 2001. Coal mined from this operation has an average sulfur content of 0.9%, an average ash content of 13.75% and an average Btu content of 12,300. We employ 246 union and 49 salary employees at the Stockton Mine and 11 union and 2 salary employees at the preparation plant and river loadout facility used in conjunction with the Stockton Mine. We estimate this property contains 7.8 million tons of proven and probable reserves. Coal from this operation is transported by conveyor belt to our preparation plant and shipped by barge on the Kanawha River.

      Marrowbone Operations

           We operate three underground coal mines, North Marrowbone Creek, Morris Way Lovins, and East Dingess Tunnel, as well as a surface mine, Triad, in Mingo County, West Virginia. At the Triad operation, we utilize mountaintop removal and contour mining and operate a preparation plant and rail loadout facility. We mine three main seams, the Five Block, Clarion, and Coalburg, at the underground mines. We use continuous miners that room and pillar in the Coalburg seam of coal and utilize loader and dozer spreads to mountaintop and contour mine at the surface operations other than Triad. Production from these mines totaled approximately 4.31 million tons in 2000 and approximately 4.66 million tons in 2001. Coal mined from these operations has an average sulfur content of 0.7%, ash content of 12%, and average Btu content of 12,000. We employ 364 union and 69 salary employees, including those employees at the Tug Valley preparation plant operated in conjunction with the Marrowbone operation. Coal from these properties is transported by truck or conveyor to a preparation plant or loading dock and is shipped either by unit trains at the plant or by barge at one of the docks. We estimate these mines contain 14.0 million tons of proven or probable reserves.

      Evergreen

           The Evergreen mine is located in Webster County, West Virginia. We use the mountaintop removal method to mine five seams of coal at this mine. Production from this mine totaled approximately 3.19 million tons in 2000 and totaled approximately 3.27 million tons in 2001. Coal mined from this operation has an average sulfur content of 0.9%, an average ash content of 12.7% and an average Btu content of 12,300. We employ 226 union-free employees and no union employees at this mine. Coal from this mine is transported by beltline to a rail loadout facility. We estimate that the Evergreen mine contains 47.9 million tons of proven and probable reserves. We own and operate a preparation plant and a unit train loading facility in connection with this mine.

     Mid-Vol

           The Mid-Vol mines are located in McDowell County, West Virginia. We use mountaintop removal, contour mining, and room and pillar underground mining to mine five seams of coal at these mines. Production from these mines in 2000 totaled approximately 0.78 million tons in 2000 and totaled approximately 0.86 million tons in 2001. Coal mined from this operation has an average sulfur content of 0.6%, an average ash content of 6% and an average Btu content of 13,000. We employ 105 union-free employees and no union employees at these mines. Coal mined from these properties is trucked to the Norfolk Southern rail line. We estimate that these mines contain 20.5 million tons of proven and probable reserves. We own and operate a rail loading facility in connection with these mines.

      Princess Beverly

           The Princess Beverly Mine is located in Kanawha and Raleigh Counties, West Virginia. We use mountaintop removal mining methods to mine six seams of coal at the mine. Production from this mine was 1.82 million tons in 2000 and approximately 1.55 million tons in 2001. Coal quality from this operation has an average sulfur content of 0.8%, an average ash content of 12.5%, and an average Btu content of 12,500. We employ 79 union and 9 salary employees at this location. Coal from this mine is transported to either a preparation plant or loading dock by truck. We estimate this property mine to contain 2.96 million tons of proven and probable reserves with 25.6 millions tons available on another adjacent permit.

      Illinois Basin Region

           This region includes all of our mining operations in Illinois and Indiana. We own and operate five surface and underground mines in this region. Production from our operations in this region totaled approximately 8.68 million tons of coal in 2001, or approximately 10% of the total coal production from the region. As of December 31, 2001, we had 498 union and 336 union-free employees in this region. In 2001, our coal production from this region accounted for approximately 19.1% of our total coal production.

Illinois

      Turris

           The Turris Mine is located approximately 20 miles northeast of Springfield, Illinois. We use the room and pillar mining method to mine one seam of coal at this mine. Production from this mine totaled approximately 1.95 million tons in 2000 and approximately 2.08 million tons in 2001. Coal mined from this operation has an average sulfur content of 3.0%, an average ash content of 9.0% and an average Btu content of 10,500. We employ 219 union-free employees and no union employees at this mine. Coal from this mine is trucked directly to the customers. We estimate this mine contains 131.6 million tons of proven and probable reserves. We own and operate a preparation plant in connection with this mine.

      Old Ben Coal Co.--Mine #11

           Mine No. 11 is located in Randolph County, Illinois. We use the room and pillar mining method to mine one seam of coal at this mine. Production from this mine totaled approximately 2.42 million tons in 2000 and approximately 2.63 million tons in 2001. Coal mined from this operation has an average sulfur content of 3.0%, an average ash content of 9.8% and an average Btu content of 11,100. We employ 226 union and 53 union-free employees at this mine. Coal from this mine is transported by truck or rail. We estimate this mine contains 18.7 million tons of proven and probable reserves. We own and operate a preparation plant and a unit train loading facility in connection with this mine.

Indiana

      Kindill #2

           The Kindill #2 mine is located in Pike County, Indiana. We use the area mining method to mine two seams of coal at this mine. Production from this mine totaled approximately 2.11 million tons in 2000 and approximately 1.96 million tons in 2001. Coal mined from this operation has an average sulfur content of 3.8%, an average ash content of 10% and an average Btu content of 11,600. We employ 127 union and 29 union-free employees at this mine. Coal from this mine is transported by rail. We estimate this mine to contain 13.5 million tons of proven and probable reserves. We own and operate a preparation plant and a unit train loading facility in connection with this mine.

      Kindill #3

           The Kindill #3 mine is located in Sullivan County, Indiana. We use the area mining method to mine two seams of coal at this mine. Production from this mine totaled approximately 1.35 million tons in 2000 and approximately 1.31 million tons in 2001. Coal mined from this operation has an average sulfur content of 1.2%, an average ash content of 9% and an average Btu content of 10,800. We employ 98 union and 25 union-free employees at this mine. Coal from this mine is transported by rail. We estimate this mine contains 18.2 million tons of proven and probable reserves. We own and operate a preparation plant and a unit train loading facility in connection with this mine.

      Beech Coal Co.--Sycamore

           The Sycamore mine is located in Knox County, Indiana. We use the area mining method to mine three seams of coal at this mine. Production from this mine totaled approximately 0.73 million tons in 2000 and approximately 0.71 million tons in 2001. Coal mined from this operation has an average sulfur content of 2.0%, an average ash content of 10.3% and an average Btu content of 10,900. We employ 47 union and 10 union-free employees at this mine. Coal from this mine is transported by truck. We estimate this mine contains 17.3 million tons of proven and probable reserves. We own and operate a preparation plant in connection with this mine.

     Rocky Mountain Region

           This region includes all of our mining operations in Colorado. We own and operate one underground mine in this region, which produced approximately 5.39 million tons of coal in 2001. We have 236 union-free employees and no union employees in this region. In 2001, our coal production from this region accounted for approximately 11.8% of our total coal production.

Colorado

      Bowie

           The Bowie mine is located in Delta County, Colorado. We operate a longwall mining system to mine one seam of coal at this mine. Production from Bowie totaled approximately 5.05 million tons in 2000 and approximately 5.39 million tons in 2001. Coal mined from this operation has an average sulfur content of 0.4%, an average ash content of 8% and an average Btu content of 12,800. We employ 236 union-free employees and no union employees at Bowie. Coal from Bowie is transported by rail. We estimate that the Bowie mine contains 49.3 million tons of proven and probable reserves. We own and operate a unit train loading facility at this mine.

Coal Reserves

     Existing Reserves

           The majority of our reserves are bituminous and sub-bituminous coal. Studies of our reserves assigned to existing operations prepared by Marshall Miller indicate:

•	approximately 3% of our coal reserves is super-compliance coal;

•	approximately 25% of our reserves meet or exceed compliance coal requirements;

•	approximately 39% of our reserves meet or exceed low-sulfur coal standards; and

•	approximately 71% of our reserves meet or exceed near low-sulfur coal requirements.

           The high percentage of our reserves comprised of super-compliance, compliance, low-sulfur and near low-sulfur coal gives us a long-term competitive advantage as more stringent air quality requirements under Phase II of the Clean Air Act Amendments take effect. According to Energy Venture Analysis, 94% of the utilities that are affected by Phase II and have made a decision on their compliance strategy have indicated they will switch to compliance coal, whereas only 5% of those utilities have indicated they will use scrubbers. See "Government Regulation--Clean Air Act" and "Risk Factors--Risks Related to Government Regulation."

           We lease a substantial part of the reserves currently available to us. Most of our leases are for the life of the relevant mine and require us to periodically pay either an advance royalty or a delay rental payment as long as mining has not begun on the property. After mining commences, the leases generally require the payment of a royalty based on the tonnage mined and sold.

           We believe that we can satisfy our current requirements under long-term sales contracts from leased reserves for which we have preserved our renewal rights, together with the reserves that we own. We currently have additional reserves on other leased properties. However, we cannot assure that these other reserves will be available when we may wish to mine them. Moreover, uncertainties that arise from matters such as the lessor's title to the coal and precise boundaries can often limit the availability of reserves on leased property.

           The extent to which we will mine our coal reserves depends upon several factors over which we have no control, such as future economic conditions, the price and demand for the quality and type of coal available to us, the price and supply of alternative fuels, and future mining practices and government regulation. Our ability to mine in areas covered by the reserves depends upon our ability to maintain control of the reserves we lease through extensions or renewals of the leases or other agreements and our ability to obtain new leases or agreements for other reserves.

           We have title examinations performed on the properties we own by qualified title examiners. Because of the short-term nature of our leases and the expense involved, we do not have all titles to the leases reviewed by qualified title examiners. In most cases, we conduct a limited title investigation and, to the extent possible, a determination of the precise boundaries of a leased property only as a part of the process of securing a mining permit shortly before we begin mining operations. We verify title to a property before we begin mining operations. We believe our practices are consistent with customary industry practices in the region in which the reserves are located and are adequate to enable us to acquire the right to mine such properties.

      Acquisition of Additional Reserves

           We intend to continue expanding our coal reserves by making strategic acquisitions of reserves, such as the following:

•	To reduce production and transportation costs and maintain our status as a low-cost operator, we will continue to focus on acquiring reserves that are both suitable for low-cost mining methods and located near our customers, existing operations or efficient transportation facilities.

•	We will continue to add low-sulfur and compliance coal reserves because they are more likely to yield a premium as environmental regulations become more stringent.

•	We will seek to utilize the competitive advantage our Addcar™ system provides by acquiring, at below-market rates, reserves that our competitors cannot economically mine.

•	We will seek to increase our market share in geographic areas where we currently have operations by acquiring additional coal reserves in those areas, including leases for property contiguous to existing leases.

•	We also will acquire additional reserves as necessary to ensure we can meet the coal quality requirements under our current and future contracts.

Coal Transportation

           We deliver our coal to customers by rail, barge and truck. Depending on the proximity of a customer to the mine and the transportation available for delivering coal to that customer, transportation costs can range from 10% to 90% of the mine cost of a customer's coal order. We generally pay truck charges to deliver coal to a barge or rail loadout facility, and customers typically pay the transportation costs from the loadout facilities to the customer's plant. As a result, the availability and cost of transportation constitute important factors for the marketability of coal.

           In 2001, approximately 75% of our tonnage traveled by rail on Norfolk Southern, CSX Corporation and Union Pacific Railroad Company trains. The remaining 25% traveled by truck to either the customer's plant or its designated barge loading facility. The rates set and practices followed by the railroad serving a particular mine can affect, either adversely or favorably, how we market coal produced from the mine. See "Risk Factors--Risks Related to the Company." Operations representing approximately 50% of our production have access to alternative transportation sources.

Mining Permits and Approvals

           Before we begin mining on a particular property, we must obtain mining permits. State regulatory authorities must also approve a reclamation plan for restoring the mined property to its prior condition, productive use or another permitted condition. We typically begin the permitting process between 24 and 30 months before we plan to mine a specific area. Based on prior experience, permits generally are approved within 14 to 24 months after a completed application is submitted.

           As mining operations on a property advance, we reclaim and restore mined areas by grading, shaping and preparing the soil for seeding. Upon completion of mining, we generally complete reclamation by seeding with grasses or planting trees for use as pasture or timberland, as specified in the approved reclamation plan. We believe that we have all material permits required to carry on our mining operations and that we have complied in all material respects with applicable regulations relating to reclamation. Over the past 10 years, we have received several reclamation awards, including:

•	Kentucky Outstanding Reclamation Award;

•	Ohio Greening of the Lands Award;

•	Kentucky Department for Surface Mining Reclamation & Enforcement Reclamation Award;

•	Kentucky Governor's Conference on the Environment Outstanding Reclamation Award; and

•	Nomination for the Kentucky Natural Resources and Environmental Protection Cabinet's 1997 Mining Reclamation (Eastern Kentucky) Award.

Long-Term Coal Contracts

      General

           We have a significant portfolio of long-term sales contracts. In 2001, we generated approximately 66% of our revenues from long-term sales contracts. As of March 31, 2002, our long-term sales contracts had terms ranging from one to approximately 19 years, with an average volume-weighted remaining term of approximately 4 years. Also as of March 31, 2002, we had long-term sales contracts for more than 156 million tons of coal. Typically, customers enter into long-term sales contracts to secure reliable sources of coal at predictable prices. Conversely, we enter into such contracts to secure stable sources of revenue to support the investments required to open, expand, maintain or improve productivity at mines. We negotiate sales contracts in the ordinary course of business.

      Contract Term

           Long-term sales contracts involve extensive negotiations with customers. Consequently, the terms of such contracts typically vary significantly in many respects, including price adjustment features and mechanics, price reopener terms, coal quality requirements, quantity parameters, permitted sources of supply, treatment of environmental constraints, term extension options, force majeure, termination and assignment provisions.

           Most of our recently negotiated contracts over three years in duration include price reopeners, which usually occur midway through the contract, depending upon the length of the contract. Reopeners allow the parties to renegotiate the contract to be in line with prevailing market prices. In some circumstances, the customer has the option to terminate a contract if the price has increased by over 20% from the price at the commencement of the contract or if the parties do not agree on a new price.

           Base prices are set at the beginning of a contract and may be subsequently adjusted at intervals for changes caused by inflation and, in many cases, changes in costs including taxes, reclamation fees, black lung fees and royalties. Inflation adjustments are based upon published indices, the most common of which is the implicit price deflator for the gross domestic product as published by the U.S. Department of Commerce. The base price is then adjusted in a positive or negative manner to account for inflation.

           Long-term sales contracts stipulate quality and volumes for the coal, although buyers normally have the option to vary volume by 10% to 20%. Variations in quality and volume of coal may lead to adjustments in the contract price. Long-term sales contracts typically stipulate procedures for quality control, sampling and weighing.

           Some long-term contracts include provisions that set forth events of force majeure, which include such events as strikes, adverse mining conditions or serious transportation problems. More recent contracts may stipulate that lost tonnage can be made up by mutual agreement or at the discretion of the buyer. Similarly, buyers often insert clauses which provide for alternative coal sources in the event of changes in environmental laws. We, as a practice, have negotiated the right to supply substitute coal that complies with any new environmental requirements rather than allowing the contract to terminate if the customer claims that the coal type previously supplied may no longer be used under environmental standards. Long-term sales contracts typically contain termination clauses if either party fails to comply with the terms and conditions of the contract.

           In some of our contracts, we have a right of substitution, allowing us to provide coal from different mines as long as the coal meets the specified quality and will be sold at the same delivered cost.

           Most contracts contain the terms described above. However, some contract terms differ between a standard "eastern U.S." contract and a standard "western U.S." contract. One difference relates to the sampling locations. In the eastern U.S., many customers require that the coal be sampled and weighed at the destination, whereas in the western U.S. most samples are taken at the source. Also, historically, contracts have been of shorter duration in eastern regions. There are a greater number of smaller mining operations in the eastern coal market, which enables customers to negotiate new contracts more frequently, and participate in a larger number of spot market transactions. Eastern and western long-term contacts are now of a more similar average duration, although a larger percentage of eastern coal continues to be purchased on the spot market compared to western coal. Western U.S. contracts normally stipulate that the buyer must reimburse the seller for various production taxes and coal royalties rather than integrating such payments as a component of the price. These payments thus comprise a greater portion of the western coal price than the eastern coal price.

           Historically, coal prices under long-term sales contracts were lower than the prevailing spot prices for coal. However, in the past several years the price of coal has been very competitive, and coal prices under new contracts have not differed significantly from existing spot rates. See "The Coal Industry--Introduction."

           The term of sales contracts has decreased significantly over the last two decades as competition in the coal industry has increased and, more recently, as electricity generators have prepared themselves for the Clean Air Act Amendments and the impending deregulation of their industry. See "Government Regulation--Clean Air Act." We believe that the average term of long-term sales contracts was 20 years in the 1970s and 10 years in the 1980s, but fell to one to five years in the early 1990s and currently. Although contracts of five to ten years in duration have become more prevalent in the last three years, customers have insisted on price reopeners every two or three years, which provide them with the security of having coal under contract the knowledge that prices will not significantly exceed the market price. We sell most of our coal to utilities under long-term contracts. We believe that long-term sales contracts tend to limit our exposure to fluctuations in spot market prices and the uncertainty of marketing our production capacity.

      Contract Expirations

           On a pro forma basis as of March 31, 2002, our long-term sales contracts had an average volume-weighted remaining term of approximately 4 years. As our long-term sales contracts expire, we intend to negotiate new contracts in order to maintain our high percentage of volume sold through long-term sales contracts. When a coal company's contracts expire without being replaced, that company is exposed to the risk of having to sell coal into the spot market, which may be subject to lower and more volatile prices.

           As of March 31, 2002, we had commitments to sell approximately 156 million tons of coal under our long-term contracts, assuming all existing contracts run to their expiration dates. This tonnage commitment may vary depending on future performance, buyer contractual elections and other contractual provisions.

           Our profits could decline as our major contracts reprice from the existing prices to market rates at the contract reopener or expiration dates. We believe that our volume of coal sales will not change substantially and that we will enter into new coal sales contracts as current contracts expire. We strive to negotiate prices at above-spot rates to decrease potential loss of profits in the event spot rates go down.

Competition

           The U.S. coal industry is highly competitive, with numerous producers in all coal producing regions. The largest producer is estimated to have less than 15% (based on tonnage sold) of the total U.S. market. The U.S. Department of Energy reports 1,453 active coal mines in the U.S. in 2000, the latest year for which government statistics are available. In recent years the U.S. coal industry has gone through a period of rapid consolidation. Oil, steel and utility companies have been selling their coal assets, which have been acquired for the most part by mining companies. Our principal competitors are other large coal producers, including Arch Coal, Inc., Massey Energy Company, CONSOL Energy Inc., Peabody Energy Corp., along with hundreds of small producers in the U.S. and overseas.

           The most important factors on which we compete are coal price at the mine, coal quality, transportation costs from the mine to the customer and the reliability of supply. Continued demand for our coal and the prices that we can obtain for our coal are affected by the demand for electricity, environmental and other government regulation, technological developments and the availability and price of competing coal and alternative fuel supplies, including nuclear, natural gas, oil or renewable energy, such as hydroelectric power.

Highwall Mining Business

           We operate or lease eight systems using our patented Addcar(TM)highwall mining system and intend to build additional Addcar(TM)systems as required. The Addcar(TM)highwall mining system is an innovative, efficient mining system, capable of producing more than 300,000 tons of raw coal per month. The system is often deployed at reserves that cannot be economically mined by other methods.

Patents and Trademark

           Mining Technologies, Inc., one of our indirect, wholly-owned subsidiaries, holds 13 U.S. patents and one registered trademark in North America relating to the Addcar(TM)highwall mining system. Mining Technologies acquired the patents and trademark from Addington Enterprises in 1998. The patents will expire between December 10, 2010 and November 20, 2015, and the registered trademark will expire September 28, 2013.

Manufacturing Facilities

           We manufacture Addcar™systems at facilities in Ashland, Kentucky. These facilities, which we own, include the 17,646 square-foot fabrication shop, where we construct launch vehicles and continuous miners, and the 41,930 square-foot (including warehouse space) car shop, where we construct Addcar™systems. Skilled subcontractors perform machining, heat treating, electric motor repair, and other aspects of manufacturing and repairing of the Addcar™systems at the fabrication shop. Both the fabrication shop and the car shop also perform major repairs and rebuilds on a routine basis. We have the capacity to manufacture eight Addcar™systems per year. This capacity permits us to expand our highwall mining operations and to lease, sell or license Addcar™systems to other coal companies.

Administrative Offices

           We maintain administrative offices in Ashland and three other cities in Kentucky (Owensboro, Hazard and Pikeville), and in Chelyn, West Virginia. Our headquarters are located in the Ashland office, which is a leased space consisting of 190,747 square feet. The Owensboro office is a leased space consisting of 5,000 square-feet. We own the 9,075 square-foot Hazard office. We own the 9,408 square-foot Pikeville building and occupy the space, including a 3,600 square-foot lab, under a sale-leaseback arrangement. The Chelyn office is leased space consisting of 6,400 square feet.

Certain Liabilities

           We have long-term liabilities for pensions, retiree health care, work-related injuries and illnesses, and mine reclamation.

           All U.S. coal companies must comply with laws and regulations governing mine reclamation and other environmental liabilities for work-related injuries and illnesses. In addition, labor contracts with unionized employees include long-term benefits, the most significant portion of which consists of health care coverage for retirees and their dependents. These environmental and worker-related obligations fall into four principal categories: reclamation, workers' compensation (including black lung), pensions and retiree health care.

           Reclamation. All coal mining companies must return the land on which they mine to its original state or to an alternative productive use, as applicable. Reclamation liabilities primarily represent the future costs to restore the lands as required by law. We undertake short-term ongoing reclamation activities as we disturb areas in the mining process. Upon commencement of a mining operation, we project long-term reclamation and mine closing costs over the life of the relevant mine or mines. The end of mine reclamation and mine-closing cost accruals totaled approximately $331 million on our balance sheet as of March 31, 2002, of which $30.8 million was a current liability. See "--General" above and "Risk Factors--Risks Related to Government Regulation."

           Workers' Compensation. Workers' compensation liabilities represent the actuarial estimates for compensable, work-related injuries and occupational disease, primarily black lung disease. Federal law requires coal-mining employers to pay black lung awards to former employees who filed claims after July 1, 1973. The federal black lung trust fund, which is supported by an excise tax on all U.S. coal production, pays claims filed prior to July 1, 1973. On a pro forma basis, in accordance with generally accepted accounting principles, these liabilities will be discounted at 7.25%. These liabilities totaled approximately $120.7 million on our balance sheet as of March 31, 2002, $15.5 million of which was a current liability.

           Pension Related Provisions. These costs represent the unfunded cost, based on actuarial estimates, of paying pension benefits to current active employees when they retire. Provisions for active employees reflect their service to date and provide for additional amounts to meet the total projected liability when the employees retire. Consulting actuaries determine annual contributions to the pension plans based on ERISA minimum funding standards. These liabilities are discounted at 7.25%. Pension liabilities totaled approximately $25.1 million on our balance sheet as of March 31, 2002, none of which was a current liability. See "Risk Factors--Risks Related to the Company."

           Post-Employment Benefits. These liabilities represent actuarial estimates of various benefits to be provided to former or inactive employees after termination of employment with us but before retirement. Examples of such benefits are severance benefits and disability-related benefits. We accrue post-employment benefits over the working life of an employee in accordance with generally accepted accounting principles. These post-employment benefit liabilities are discounted at an average rate of 7.25%. These liabilities totaled approximately $2.6 million on our balance sheet as of March 31, 2002, $0.4 million of which was a current liability. See "Risk Factors--Risk Related to the Company."

           Retiree Health Care. Consistent with SFAS 106, we record a liability representing the estimated cost of providing retiree health care benefits to current retirees and active employees who will retire in the future. Provisions for active employees represent the amount recognized to date, based on their service to date; additional amounts are provided periodically so that the total liability is accrued when the employee retires. These liabilities are discounted at 7.25%.

           Our retiree health care obligations also include a liability representing future contributions to the Combined Fund. This multi-employer fund provides health care benefits to a closed group of former employees who retired prior to 1977. No new retirees will be added to this group unless the Social Security Administration assigns new retirees to us. The liability may increase or decrease depending on changes in per capita health care costs, offset by the mortality curve in this aging population of beneficiaries. See "Government Regulation--Mine Health and Safety." As a result of a 1998 U.S. Supreme Court decision, companies that first signed the National Bituminous Coal Wage Agreement after 1974 bear a greater portion of liability to ensure that the Combined Fund is fully funded. The premiums we pay to the Combined Fund are relatively small, totaling $2.2 million for the period ended March 31, 2002. We do not expect that any increase in our contributions to the Combined Fund will have a material adverse effect on our financial condition or results of operations.

           Retiree health care liabilities totaled approximately $430.5 million on our balance sheet as of March 31, 2002, $18.9 million of which was a current liability. Obligations to the Combined Fund totaled $50.8 million on our balance sheet as of March 31, 2002, of which $4.5 million was a current liability.

Employees

           As of March 31, 2002, we had a total of 3,991 employees, 3,210 of whom worked in coal production, and 781 of whom worked in the management of our coal business.

           Approximately 35% of our coal employees are affiliated with unions. We view our relations with union labor as extremely important. The United Mine Workers of America represents our union employees who are subject to separate wage agreements negotiated with the UMW or under the National Bituminous Coal Wage Agreement. We have several collective bargaining agreements with the UMW. Substantially all of the UMW agreements terminate at the end of 2006, with two agreements covering approximately 47 employees and 136 employees, respectively, expiring in April 2004 and January, 2006, respectively. These agreements contain rolling provisions requiring two weeks' notification prior to any termination. We cannot assure that our unionized labor will not go on strike upon expiration of existing contracts.

Legal Proceedings

           We currently have a number of litigation claims pending against us that will not be discharged under the Plan. We are defending each of these claims vigorously, but if some are decided in favor of the plaintiffs, they could have a material adverse effect on us and our subsidiaries, individually or in the aggregate.

           A subsidiary of Pittston Minerals Group, Inc. has made demands for indemnification from us. To our knowledge, no lawsuit has been filed or otherwise threatened by the Pittston Subsidiary against us. The claimed indemnification covers a number of items, including alleged delinquent taxes and fees, alleged assumed liabilities, alleged failure to transfer specific licenses, assets and permits and alleged non-compliance with some or our agreements with Pittston and applicable laws and permits. The demands arose from the January 1994 sale of several indirect subsidiaries by Addington Resources, Inc. to the Pittston Subsidiary. Addington Resources also guaranteed the obligations of its subsidiaries under the agreement underlying the 1994 sale. Addington Enterprises, Inc. assumed Addington Resources' indemnity obligations when Addington Enterprises purchased Addington Resources' coal mining subsidiaries in 1995. One of our current subsidiaries, AEI Holding Company, Inc. (now HNR Holding Company, LLC), assumed those obligations when it acquired substantially all of Addington Enterprises' coal assets in November 1997. Addington Enterprises is investigating and negotiating the claims with the Pittston Subsidiary. Many of the demands have been resolved without any payment by or liability to us. We do not believe the indemnification claims are valid and intends to defend these claims vigorously. At this time it is not possible to predict the outcome of these indemnification claims. However, even if the Pittston Subsidiary successfully pursued its indemnification claims through a lawsuit or other formal dispute resolution process, we believe that the liability arising from those claims would not have a material adverse effect on the business or results of operations. See "Related Party Transactions--Arrangements Involving Affiliates."

           In September 1996, Joseph D. Weddington filed a suit against Cyprus Amax Coal Company, in the Circuit Court of Perry County, Kentucky. The plaintiff alleged competing claims to approximately 1,425 acres of property in eastern Kentucky upon which we conduct coal mining activities. The lawsuit claims damages of approximately $400.0 million. We assumed this potential liability in our June 1998 acquisition of subsidiaries of Cyprus Amax. Based on a prior federal appellate court decision related to a similar claim of different plaintiffs based on the same alleged source of claim rights, we believe we are likely to prevail. We believe that an adverse result would not require us to pay significant damages and would not likely have a material adverse effect on the business or results of operations.

           In April, 1998, Sunny Ridge Enterprises, Inc, which was purchased by one of our wholly-owned subsidiaries in 1999, was sued in the Circuit Court of Boyd County, Kentucky, by Kentucky Electric Steel, Inc, which alleged that it suffered a shut down at its steel production facility in Boyd County as a result of the accidental smeltering of a device containing radioactive material. Kentucky Electric alleges that the device was contained in a shipment of scrap delivered to it by Raleigh Junk and Cremer Iron & Metal, which was also named in the suit. Kentucky Electric further alleges that the device originated from a coal prep plant owned by Sunny Ridge, which was demolished pursuant to a contract between it and Raleigh Junk. Kentucky Electric claims that Sunny Ridge had a duty to ensure that the scrap produced by the demolition of the prep plant was safe for reuse, and that Sunny Ridge breached that duty by allowing a device containing radioactive material to become commingled with the scrap. Based on Kentucky Electric's answers to our interrogatories, Kentucky Electric seeks damages of approximately $8 million, which with accrued interest could result in damages in excess of $10 million. We answered the complaint and denied any liability. We also filed a cross claim against Raleigh Junk. We believe that if the damages alleged by Kentucky Electric were caused by the smelting of a device containing radioactive material, there is evidence that the device containing radioactive material could have come from a source other than the prep plant. We intend to defend this claim vigorously, and at this time it is not possible to predict the outcome of the claim. However, even if Kentucky Electric is successful in its claim, we believe that the liability arising from that claim would not have a material adverse effect on our business or results of operations.

           We are involved in three actions relating to claims asserted by and against American Electric Power and its affiliates. On September 21, 2001, AEP, Appalachian Power Co. and Indiana Michigan Power Co. filed suit against one of our wholly-owned subsidiaries, AEI Coal Sales Company, Inc. (now HNR Coal Sales Company, Inc.) in the U.S. District Court for the Southern District of Ohio. On September 24, 2001, AEP and Kentucky Power Company filed suit against HNR Coal Sales Company and AEI Holding Company, Inc. (now HNR Holding Company, LLC), in the Court of Common Pleas of Franklin County, Ohio. On September 26, 2001, HNR Coal Sales Company, HNR Holding Company, and two of our other wholly-owned subsidiaries, Bluegrass Development Company and Evergreen Mining Company, filed a related action against Kentucky Power Company, Ohio Valley Electric Corporation, Appalachian Power Company, Cardinal Operating Company, AEP, and Indiana Michigan Power Company in Boyd Circuit Court in Boyd County, Kentucky. In each action, AEP alleges similar claims that we breached some of our coal supply agreements with the plaintiffs by refusing to ship coal as required under those agreements. We believe that any such failures are excused as a result of force majeure, failure of a mutual assumption of the contract, duress, commercial impracticability, and, in some cases, fraud in the inducement of the agreements involved. Moreover, we have alleged that AEP and its affiliates materially breached the agreements by systemically under-reporting the weights and quality of shipments received from us, and by paying substantially less than the amount due under the terms of the various agreements. The actions filed by AEP seek to recover the value to AEP of the agreements at issue, which value is subject to fluctuations in coal prices but could be in excess of tens of millions of dollars. Our action seeks a declaration that our obligations were excused on the various grounds discussed above and seeks damages in a comparable amount for the underpayments by AEP of those contracts and based upon tort law theories. This litigation is at the initial stage and no discovery has yet taken place. Therefore, it is impossible to anticipate the eventual outcome of the AEP litigation. For the years 2001 through 2011, the minimum and maximum aggregate amounts of coal to be delivered under the AEP contracts are approximately 5.1 million tons and 7.37 million tons, respectively. The average base price of the coal to be delivered under the AEP contracts is $24.75 per ton in 2001 and $25.40 in 2002. We plan to vigorously defend against AEP's claims against us and to vigorously pursue our claims against AEP.

           In a letter dated January 3, 2001, Kentucky Utilities Company, or KU, alleged that we failed to fulfill our tonnage obligations under our coal supply agreement with KU dated April 21, 2000 (and as amended, June 11, 2001), providing for the supply of coal to KU's Ghent power station in Kentucky. We disputed KU's position, and responded by identifying events of force majeure excusing full performance under the Ghent contract. Since January 2001, the parties have been negotiating a resolution to this dispute. However, in a letter dated February 25, 2002, KU alleged that we had materially breached our obligations under the Ghent contract, and informed us of its intention to pursue all rights and remedies available to it in connection with alleged cover damages in excess of $9.55 million, plus unspecified consequential and incidental damages. On June 4, 2002, KU filed suit against us in the Circuit Court of Jefferson County, Kentucky, alleging that we failed and refused to deliver an unspecified amount of our tonnage obligations under the Ghent contract, and that we made false representations as to our ability to fulfill contractual commitments under the contract. We intend to defend the claim vigorously. However, because this litigation is at the initial stage and no discovery has yet taken place, we have no basis for assessing the range of potential loss that we might sustain in the event that KU is successful in its claim, other than the cover damages alleged in KU's February 25th letter.

           In addition, we and our subsidiaries currently are defendants in various actions in the ordinary course of our businesses. These actions generally involve such matters as property boundaries, mining rights, blasting damage, personal injury and royalty payments. We believe these proceedings are incidental to our business and are not likely to have a materially adverse effect on our business or results of operations.

GOVERNMENT REGULATION

           Federal, state and local authorities regulate the U.S. coal mining industry as to several matters, including:

•	employee health and safety,

•	limitations on land use,

•	permitting and licensing requirements,

•	air quality standards,

•	water pollution,

•	plant and wildlife protection,

•	reclamation and restoration of mining properties after mining is completed,

•	the discharge of materials into the environment,

•	surface subsidence from underground mining,

•	the effects of mining on groundwater quality and availability.

In addition, taxes on coal production fund health benefits paid to current and retired coal miners.

           Mining operations require many federal, state and local governmental permits and approvals. We believe we have obtained all permits currently required to conduct our present mining operations. We also believe that we will not encounter substantial difficulty obtaining or renewing necessary permits in the future, which generally require us to file required information with the appropriate regulatory agencies. We may be required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration or production of coal may have on the environment. These requirements could prove costly and time consuming, and could delay our exploration or production operations. Future environmental legislation and administrative regulations could cause our operations to become more closely regulated. New legislation and regulations, or more rigorous interpretations and enforcement of existing laws, could cause our equipment and operating costs to increase substantially and cause delays, interruptions or termination of our operations. We cannot predict the extent to which these regulatory changes might affect our operations. In addition, as discussed below, the extensive regulation of the environmental impact of electricity generation by utilities may affect demand for coal.

           We attempt to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry. None of our violations to date or the monetary penalties assessed upon us has been material, and we believe we are in substantial compliance with all applicable laws and regulations.

Environmental Laws

           Our operations are subject to various federal, state and local environmental laws. These laws require approval of many aspects of our coal mining operations, and both federal and state inspectors regularly visit our mines and facilities to ensure compliance.

      Surface Mining Control and Reclamation Act

           The Federal Surface Mining Control and Reclamation Act is administered by the Office of Surface Mining Reclamation and Enforcement, which establishes mining and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. The Reclamation Act and similar state statutes, among other things, require that mined property be restored in accordance with specified standards and an approved reclamation plan. In addition, the Abandoned Mine Lands Act, which is part of the Reclamation Act, imposes a tax on all current mining operations the proceeds of which are used to restore mines closed before 1977. The maximum tax is $0.35 per ton on surface-mined coal and $0.15 per ton on deep-mined coal.

           The Reclamation Act also requires that we meet comprehensive environmental protection and reclamation standards during the course of and upon completion of mining activities. For example, the Reclamation Act requires us to restore a surface mine to the approximate original contour as contemporaneously as practicable during surface coal mining operations. The mine operator must submit a bond or otherwise secure the performance of these reclamation obligations. Either the Office of Surface Mining or the appropriate state regulatory authority issues and renews permits for surface mining operations. We accrue for the liability associated with all end of mine reclamation on a ratable basis as we mine the coal reserve. We also evaluates our annually estimated cost of reclamation, and the corresponding accrual on our financial statements. A reclamation bond cannot be released sooner than five years after reclamation to the approximate original contour or to a productive use, as applicable.

           Most states in which we conduct active mining operations have primary jurisdiction for the Reclamation Act enforcement through approved state programs. These state programs have established reclamation and environmental standards that generally correspond to, and are not less stringent than, those of the Reclamation Act. Each state must enforce its own laws and, subject to federal oversight, the Reclamation Act.

           The Reclamation Act requires the issuance and periodic renewal of permits to conduct mining operations. Although we do not anticipate significant permit issuance or renewal problems, we cannot assure that our permits will be renewed or granted in the future or that permit issues will not adversely affect our operations. Under previous Reclamation Act regulations, responsibility for any coal operator currently in violation of the Reclamation Act could be imputed to other companies deemed, according to regulations, to "own or control" the coal operation. Sanctions included being blocked from receiving new permits and rescission or suspension of existing permits. Because of 1997 and 1999 federal court rulings invalidating these Reclamation Act regulations, the scope and potential impact of the "ownership and control" requirements on us is not clear. While the Office of Surface Mining has responded to the court rulings by promulgating new regulations that more narrowly apply the ownership and control standards to coal companies, state agencies have yet to adopt these changes at the state level. Although the federal action should, by analogy, have a precedential effect on state "ownership and control" regulations, which in many instances are similar to the invalidated federal regulation, we cannot predict the impact the federal court decision will have on these state regulations.

     Clean Air Act

           The Federal Clean Air Act, including the Clean Air Act Amendments, and corresponding state laws that regulate the emissions of materials into the air, affect coal mining operations both directly and indirectly.

           Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements or emissions control requirements relating to particulate matter (e.g., "fugitive dust"), including future regulation of fine particulate matter measuring 2.5 micrometers in diameter or smaller. In July 1997, the U.S. Environmental Protection Agency, or "EPA," adopted new, more stringent National Ambient Air Quality Standards for particulate matter and ozone. As a result, states must change their existing implementation plans to comply with the new air quality standards. Because coal mining operations emit particulate matter, our mining operations and utility customers will likely be affected directly when the states revise their implementation plans. Any related state and federal regulations could restrict our ability to develop new mines or require us to modify our existing operations. The potential direct impact of the new air quality standards on the coal industry will depend on the policies and control strategies associated with the state implementation process under the Clean Air Act. The new air quality standards could have a material adverse effect on our business, financial condition and results of operations.

           The Clean Air Act indirectly affects coal mining operations by extensively regulating the emissions of sulfur dioxide (believed to be a cause of "acid rain"), nitrogen oxide and other compounds by coal-fueled utility power plants. The limits on sulfur dioxide emissions were reduced in 1995 by Phase I of the Clean Air Act Amendments and reduced again in 2000 when Phase II took effect. The affected utilities are able to meet these requirements by, among other ways, switching to low-sulfur fuels, installing pollution control devices such as scrubbers, reducing electricity generating levels or purchasing or trading emission allowances. Utilities will receive these emission allowances for specific emission sources they operate, and they can trade or sell the allowances to permit other units to emit higher levels of sulfur dioxide.

           We currently cannot determine completely how the continued implementation of the stricter Phase II emission limits will affect us. We believe the price of higher sulfur coal is likely to decrease as more coal-fueled utility power plants become subject to the lower sulfur dioxide emission limits. We expect this price effect to occur after the large surplus of emission allowances that has accumulated in connection with Phase I has been reduced, and before the utilities that choose to comply with Phase II by installing sulfur-reduction technologies can do so.

           The Clean Air Act Amendments also require utilities that currently are major sources of nitrogen oxides in moderate or higher ozone nonattainment areas to install reasonably available control technology for nitrogen oxides, which are precursors of ozone. In addition, the EPA will implement the stricter ozone standards in the future. Under the 1998 NOx SIP Call Rule and Section 126 rule, the EPA will require 19 eastern states to amend their state implementation plans to reduce nitrogen oxide emissions substantially by 2004. Installation of reasonably available control technology and additional control measures required under the more recent rules will make it more costly to operate coal-fueled utility power plants. In 1999, the EPA commenced its New Source Review Enforcement Initiative against eight major utilities alleging that they had modified their coal-fueled plants without complying with the more stringent requirements under the Prevention of Significant Deterioration (PSD) and New Source Review (NSR) programs. Depending on requirements of individual state attainment plans and future determinations on the applicability of PSD and NSR requirements to operation of existing coal-fueled generating units and any associated NSR reform, regulatory developments could make coal a less attractive fuel alternative for current operations and in the planning and building of utility power plants in the future.

           The Clean Air Act Amendments also require a study of utility power plant emissions of certain toxic substances, including mercury, and direct the EPA to regulate these substances if warranted. In December, 2000, the EPA issued a regulatory determination declaring the need for additional regulations to control mercury emissions from power plants and announcing that it anticipated issuing such regulations by 2004. If these requirements are enacted, they could result in reduced use of coal if utilities switch to other sources of fuel.

           In addition, Clean Air Act Amendment regulations that protect visibility in Class I Federal areas, such as national parks and wilderness areas, apply to air emissions of sulfur dioxide, particulate matter, and nitrogen oxide. Previously, these regulations addressed visibility impairment reasonably attributable to a single source or small group of sources in 35 states and one territory. In July 1999, the EPA issued final regulations that expanded the applicability of the regional haze program to all states, including those that may not have any Class I areas, imposed requirements for implementation of Best Available Retrofit Technology (BART) on certain sources, and established presumptive reasonable progress targets for states. The states will be required to change their existing implementation plans. Although the regulations do not identify specific sources as potential contributors to visibility impairment, coal-fueled utilities emit the substances which purportedly contribute to visibility impairment. Depending on the requirements of the individual state implementation plans, efforts to reduce sulfur dioxide, particulate matter, and nitrogen oxide emissions may make it more costly to operate coal-fueled utility power plants. Existing strategies for other air quality programs, such as those previously discussed, may improve visibility and thereby limit the potential adverse effects of any final regulations on us.

           In 2001, the Bush administration endorsed a "three-pollutant" plan for additional reductions of sulfur dioxide, nitrogen oxides, and mercury emissions from coal-fueled power plants. Various bills have been introduced to achieve multiple pollutant from such plants, but no legislation has been enacted to date. To the extent that such legislation is enacted, it could also result in reduced use of coal if utilities switch to other sources of fuel.

      Clean Water Act

           The Federal Water Pollution Control Act (the "Clean Water Act") affects coal mining operations by:

•	imposing effluent discharge restrictions on pollutants discharged into water;

•	imposing regular monitoring and reporting requirements;

•	requiring the issuance and renewal of permits for the discharge of pollutants into waters; and

•	imposing performance standards as a requirement for the issuance of permits.

           In addition, states in which we operate regulate the water pollution effects of coal mining operations. Each state must enforce its state laws and the Clean Water Act in its jurisdiction, subject to federal oversight.

           The environmental impact of valley fills associated with surface mining activities, including mountaintop removal mining, and the authority of the Corps of Engineers to issue permits for valley fills is currently the subject of litigation and various state and federal initiatives. Clean Water Act provisions that authorize the discharge of fill material into navigable waters currently permit valley fills. Ongoing citizen suits against permitting authorities in federal court in both Pennsylvania and West Virginia allege that valley fill permits violate the anti-degradation provisions of the Clean Water Act and therefore should not be issued. In addition, various task forces and agencies at the state and federal level are currently exploring environmental issues associated with valley fills in general, as well as environmental issues associated with mountaintop removal mining in particular. We cannot predict the outcome of the pending litigation or whether legislation and/or regulations, if enacted, regarding valley fills or mountaintop removal mining could have a material adverse effect on us.

      Resource Conservation and Recovery Act

           The Federal Resource Conservation and Recovery Act and similar state laws affect coal mining operations by imposing requirements for the treatment, storage and disposal of hazardous wastes. Although the Resource Conservation and Recovery Act exempts coal mining wastes covered by Reclamation Act permits, we cannot predict whether this exclusion will continue.

      Federal and State Superfund Statutes

           The Federal Comprehensive Environmental Response, Compensation and Liability or "Superfund" Act, and similar state laws affect coal mining operations by:

•	creating investigation and remediation obligations for releases of hazardous substances that may endanger public health or the environment, and

•	providing for natural resource damages.

           Under the Superfund Act, waste generators, past and present site owners and operators, as well as others, may be jointly and severally liable regardless of fault or the legality of the disposal activity at the time it occurred. Waste substances generated by coal production and processing are not generally subject to action under the Superfund Act. However, the statute governs products used by coal companies in operations, such as certain chemicals, and the disposal of these products. If we at any time conduct back hauling of utility ash to our mine sites, such practice could potentially result in action under the Superfund Act in the event that environmental problems arise at those sites. Although we do not currently anticipate that we will incur material liabilities or costs associated with the Superfund Act or similar state laws, we can give no assurances that we will not do so in the future.

      Global Climate Change

           The U.S. and over 160 other nations have signed the 1992 Framework Convention on Global Climate Change, which is intended to limit or capture emissions of greenhouse gases such as carbon dioxide. The December 1997 Kyoto Protocol established a binding set of emissions targets for developed nations. The specific limits under the terms of the Kyoto Protocol vary from country to country. The U.S. would be required to reduce emissions to 93% of its 1990 levels over a five-year budget period from 2008 through 2012. The U.S. has not ratified the Kyoto Protocol, and no comprehensive requirements focusing on greenhouse gas emissions are currently in place. However, the imposition of measures intended to stabilize or reduce greenhouse gas emissions, whether through ratification of the Kyoto Protocol or otherwise, could adversely affect the price and demand for coal. According to the Department of Energy's Annual Energy Outlook for 1998, coal accounts for 34% of the man-made greenhouse gas emissions in the U.S. While the Bush Administration has opposed regulation of greenhouse gas emissions, legislation to control greenhouse gas emissions has been introduced in Congress. Efforts to control greenhouse gas emissions could result in reduced use of coal if electric generators switch to lower carbon sources of fuel.

Mine Health and Safety

           Since the Federal Coal Mine Health and Safety Act of 1969 was adopted, federal legislation has imposed stringent health and safety standards. That legislation resulted in increased operating costs and reduced productivity. The Federal Mine Health and Safety Act of 1977 significantly expanded the enforcement of health and safety standards and imposed health and safety standards on all aspects of mining operations.

           All of the states in which we conduct coal mining operations have programs for mine health and safety regulation and enforcement. In combination, federal and state health and safety regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of U.S. industry. Together with the federal requirements, these programs provide extensive and comprehensive requirements for protection of employee safety and health.

      Black Lung

           Under the black lung provisions of the Coal Mine Health and Safety Act of 1969, the Black Lung Benefits Revenue Act of 1977, the Black Lung Benefits Reform Act of 1977, as amended in 1981, and provisions of state workers' compensation acts, each coal mine operator must secure payment of federal black lung benefits:

•	to claimants who are current and former employees, and

•	to a federal trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973.

           On a program-wide basis, the federal government awards federal black lung benefits to fewer than 7% of the miners who currently seek these benefits. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, and neither amount can exceed 4.4% of the sales price. We pass this tax on to the purchaser under many of our coal sales agreements.

           Since 1980, sponsors have repeatedly introduced federal legislation to increase the black lung approval rate. The last such bill died when Congress adjourned in 1997. Similar legislation will likely be introduced in future sessions of Congress. Black lung claims may also be filed under the provisions of workers compensation laws in states in which a company operates. Kentucky, the state with the most costly black lung provisions, has seen a significant decrease in claims awards since a 1996 law reformed the state workers' compensation system. However, future changes in Kentucky's workers' compensation statutes could result in a return to higher levels of claims.

           In 1997, the U.S. Department of Labor, or DOL, issued proposed regulations ("Regulations") that would amend the existing regulations of the federal black lung program in place since 1982. After a reproposal in late 1999 and extensive comments from the coal and insurance industry, DOL published final Regulations on December 20, 2000. The final Regulations went into effect briefly on January 19, 2001 but were stayed by an agreement with DOL before the Federal District Court for the District of Columbia, pending the Court's response to an application by the coal and insurance industries for a permanent injunction against the use of the Regulations. The Federal District Court issued a decision on August 9, 2001 which granted no relief on any of the multiple requests made to stay specific parts of the Regulations. The Regulations thus went into effect and claims are currently being administered under the Regulations, pending the outcome of an appeal to the U.S. Court of Appeals for the D.C. Circuit. A decision on the appeal is expected sometime after the conclusion of oral arguments in April 2002. The Regulations, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. DOL in testimony and in various pleadings maintains that the approval rate under the new Regulations will not exceed the historic approval rate of claims not assigned to individual coal operations (Trust Fund Claims), which is approximately 13%. DOL has not processed a sufficient number of claims to a high enough level of adjudication to measure the actual activity under the new Regulations meaningfully. Ultimately the effects of administrative hearings at the Office of Administrative Law Judges at DOL must be considered to gauge the impact on the ultimate claim approval rate. Such hearings are not expected to begin until later in 2002, at the earliest.

      Coal Industry Retiree Health Benefit Act of 1992

           The Coal Industry Retiree Health Benefit Act of 1992, or "Coal Act," provides for the funding of health benefits for certain UMW retirees. The Coal Act merged previously established UMW benefit plans into a newly created fund called the "Combined Fund," into which "signatory operators" and "related persons" are obligated to pay annual premiums for beneficiaries. The Coal Act also created a second benefit fund, the "1992 Fund," to provide health benefits for miners who retired between July 21, 1992 and September 30, 1994 and whose former employers are no longer in business. Companies that sign labor agreements under the National Bituminous Coal Wage Agreement must pay premiums to the Combined Fund and the 1992 Fund. The Social Security Administration assigns retired miners and their beneficiaries to the coal companies with which they were formerly employed or related for purposes of assessing the premium. A 1998 U.S. Supreme Court ruling held that the assessment of premiums under the Coal Act against only those coal companies that were signatories to UMW wage agreements only before 1974 is an unconstitutional taking under the Fifth Amendment.

           We currently must pay premiums to both the Combined Fund and the 1992 Fund. The possibility exists that we will be assessed for more miners than could be reasonably foreseen, or that higher premiums will be assessed for the Combined Fund and the 1992 Fund.

Federal Land Policy

           The U.S. government is the largest owner of coal reserves in the nation. It exercises its authority through several agencies, but primarily through the Bureau of Land Management. The majority of these reserves are located in the western U.S. Some are on lands on which we have conducted surface coal mining operations since 1995 and on which we will mine in the future.

           The federal government's authority over public lands exceeds the rights of any private owner of coal. The federal government possesses both the customary property rights of a private owner and the rights of the sovereign over the management of public lands. Although the relevant statutes and regulations, including the Mineral Leasing Act of 1920, as amended by the Federal Coal Leasing Amendments Act of 1976, the Federal Land Policy Management Act of 1977 and the Reclamation Act, are well-established, they create a complex and cumbersome process for a lease applicant. The consequence is that an opponent of federal coal leasing has numerous opportunities to delay the issuance of a federal coal lease.

           Under certain circumstances, the Bureau of Land Management can impose substantial fines and penalties, including revocation of mining permits, under the laws described above. The Bureau can impose monetary sanctions and, in severe circumstances, criminal sanctions for failure to comply with these laws. Regulations also provide that the Bureau can deny or revoke a mining permit if an officer, director or a shareholder with a 10% or greater interest in the entity is affiliated with another entity which has outstanding permit violations. Although we have been cited for violations, neither we nor any of our subsidiaries has ever had a permit suspended or revoked because of any violation by us, our subsidiaries or any of our affiliates. The penalties assessed for these violations have not been material, and most of the violations have been abated without any penalty being assessed.

Compliance with Regulatory Requirements

           We conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. We believe that we currently are in substantial compliance with all of these laws and regulations. However, because of the extensive and comprehensive regulatory requirements, minor, inadvertent violations during mining operations are not unusual. Although we have no intention to commit infractions, and seeks to prevent their occurrence, we may have violations in the future. We believe our compliance record compares favorably with that of other coal mining companies.

           Because of the extensive nature of our land holdings, we have not undertaken an investigation of environmental conditions on most of our land holdings that might subject it to liability under existing environmental laws. From time to time during the course of normal operations there have been discharges of hazardous materials onto lands owned or leased by us. We are not aware of other adverse environmental conditions on such lands that might subject us to material liability under existing environmental laws.

MANAGEMENT

Directors and Executive Officers

           The name, age, present position and a brief account of the business experience of our executive officers and directors are set forth below.

Name	Age	Position

Donald P. Brown	56	Chief Executive Officer and President, Chairman of the Board and Director

James I. Campbell	49	Chief Operating Officer

Michael F. Nemser	52	Executive Vice President and Chief Financial Officer

Keith H. Sieber	51	Vice President-Western Operations

Marc R. Merritt	48	Senior Vice President-Sales and Marketing

Julie Hudson	33	Secretary and Director of Accounting

C.K. Lane	41	Vice President-Technical Services

Lance G. Sogan	54	Executive Vice President-Human Resources and Administration/TD>

Richard A. Boone	48	Vice President and Controller

Frank G. Bennett	44	Vice President-Purchasing and Equipment

Anthony S. Bumbico	51	Vice President-Health, Safety and Loss Control

B. R. Brown	70	Director

John J. Delucca	59	Director

Robert C. Scharp	___	Director

Scott Tepper	42	Director

           Donald P. Brown has been our Chief Executive Officer, President and Chairman since June 2001 and our President since May 9, 2002. Mr. Brown has worked in the coal industry since 1968 and has extensive experience in all phases of coal mining operations. From September 1997 until January 1999, he served as our President and Chief Executive Officer, and from January 1999 until November 2000, he served as our Vice Chairman. From 1995 until September 1997, Mr. Brown was Chief Executive Officer of International Executive Services LLC, a coal mining consulting business, and Chief Executive Officer of Beaver Brook Coal Company, LLC, a coal leasing and exploration company. From 1993 to 1995, he served as President of Cyprus Amax, which during his tenure as President became the second largest coal company in the U.S. From 1987 to 1993, Mr. Brown served as President of Cyprus Coal Company.

           James I. Campbell has been our Chief Operating Officer since December 1999. Mr. Campbell has worked in the coal industry since 1974 and has extensive experience in all phases of the coal business. Prior to joining us in November 1998, he spent 24 years with Pittston Coal Company . From 1996 to 1998, he was Executive Vice President of Pittston Coal Company and President of Pittston Coal Sales Company. From 1992 to 1996, he served as Senior Vice President of Pittston Coal Company and President of Pittston Coal Group. Prior to 1992, Mr. Campbell held progressive operating positions within the Pittston Company.

           Michael F. Nemser has been our Chief Financial Officer since November 2000 and our Executive Vice President since May 23, 2002. Mr. Nemser has worked in the coal industry since 1987. From January 1999 to July 2000, he was Senior Vice President - Chief Financial Officer for CONSOL Inc., a major coal and coal-bed methane gas producer. He was Vice President and Treasurer for CONSOL Inc. from January 1992 to January 1996. He was also Vice President and Treasurer of CONSOL Energy Inc. from January 1992 to July 2000. Mr. Nemser joined Consolidated Coal Company in 1987 as Vice President and Treasurer. Mr. Nemser was a consultant to our company until June 1, 2002 when he signed an employment agreement.

           Keith H. Sieber has been our Vice President--Western Operations since November 1997. Mr. Sieber has worked in the coal industry since 1972. From 1992 until his employment by the Company in 1997, he was employed as a Vice President by Cyprus Amax.

           Marc R. Merritt has been our Senior Vice President--Sales and Marketing since January 1998. Mr. Merritt has worked in the coal industry since 1975. From October 1997 through December, 1998 he served as President of M&M Management, Inc., a coal industry consulting company. From October 1986 until January 1994, he was Sales Manager for Addington, Inc., and from January 1994 until September 1997, he served as Executive Vice President--Coal Sales for Pittston Coal Sales Corp.

           Julie Hudson has been our Secretary and Director of Accounting since February 2002. She has worked in the coal industry since 1995. She served as the Hazard Division Controller for AEI Resources Holding, Inc. from 1998 to 1999. From late in 1999 to 2002, she was our Manager of Consolidations and External Reporting. Prior to working in the coal industry, she served as a CPA with a public accounting firm.

           C.K. Lane has been our Vice President - Technical Services since 1998. He has worked in the coal industry since 1982. From 1995 until joining us in 1998, Mr. Lane served as President of Bluegrass Coal Development Company. From 1994 to 1995, he served as President of Old Ben Coal Company.

           Lance G. Sogan has been our Executive Vice President - Human Resources and Administration since March 2002. He has worked in the coal industry since 1974 and has extensive experience in human resources, administration and operations. From September 1996 to February 2002, he was Vice President and General Manager of Southern Ohio Coal Company. From 1992 to 1996, he was Vice President-Administration and Human Resources for American Electric Power Service Corporation-Fuel Supply. From 1984 to 1992, Mr. Sogan was Human Resources Director for American Electric Power Service Corporation-Fuel Supply. From 1981 to 1984, Mr. Sogan was Manager of Labor Relations for American Electric Power Service Corporation - Fuel Supply.

           Richard A. Boone has been our Vice President and Corporate Controller since October 2000. He has worked in the coal industry since 1980. From January 1999 to October 2000, he served as Director of Accounting for AEI Resources Holding, Inc. From August 1996 to January 1999 he served as Divisional Controller for Zeigler Coal Holding, Inc. Prior to joining Zeigler in 1996, he served as Regional Controller for Sun Coal and Coke Company.

           Frank G. Bennett has been our Vice President-Purchasing and Equipment since February 2002. He previously held the position of Management Consultant, Strategy from 1998 to 2002 with our company. Mr. Bennett has extensive experience in management, marketing, business development and strategic planning. Prior to joining us, he was Director of Business Development and Strategic Planning for El Dorado Chemical Company from 1996 to 1998. From 1993 to 1996, he was President of Southern Explosives Corporation. From 1990 to 1993, Mr. Bennett was Product Manager, Nitrogen Group and Internal Consultant, Logistics for Explosives Technologies International.

           Anthony S. Bumbico has been our Vice President-Health, Safety and Loss Control since March 2002. He has worked in the coal industry since 1981 and has extensive experience in human resources, including labor, safety and health. From 1995 to 2002, he was Human Resources Director for AEP Mining & Transportation. From 1994 to 1995, Mr. Bumbico was Safety & Health Director for AEP Fuel Supply. From 1993 to 1994, he was General Manger of Cook Coal Terminal. From 1988 to 1993, Mr. Bumbico held the positions of Safety & Health Manager and Human Resources Manager for Central Ohio Coal Company.

           B. R. (Bobby) Brown has been a Director since May 9, 2002. He has more than 25 years of high-level experience in the coal industry and 40 years in the energy industry. Previously, he served 23 years as Executive Vice President, Chairman and CEO of CONSOL Energy Inc. Mr. Brown is a former Chairman and Director of the National Mining Association and a former Chairman and member of the National Coal Council. He is also a former Chairman and Director of BCO and a former Chairman, Director and member of the Executive Committee of the CIAB of the International Energy Agency. Mr. Brown is a former member of the Board of Directors of PNC. He is currently a Director of Remington Arms Co., Inc. and Delta Trust Bank.

           John J. Delucca has been a Director since May 9, 2002. He is currently Executive Vice President-Finance and Administration, Chief Financial Officer and member of the Executive Committee of Coty, Inc. He has more than three decades of high-level experience in finance and investments with RJR Nabisco, Hascoe Associates, The Lexington Group, The Trump Group, International Controls Corporation, Textron Corporation and life insurance companies.

           Robert C. Scharp has been a Director since May 9, 2002. He is the former CEO of Anglo Coal Australia Pty Ltd., previously Shell Coal Group, of Brisbane, who prior to that had a 22-year career with Kerr-McGee Corporation, including four years as president of its coal division. Previously, he was associated with Phelps Dodge. He is a member of the American Institute of Mining Engineering/Society of Mining Engineers and Trustee Development Council of the Colorado School of Mines.

           Scott Tepper has been a Director since May 9, 2002. Mr. Tepper is Vice Chairman of the Bio-plexus and has served in such capacity since August 17, 2001. Mr. Tepper was elected to Bio-plexus' Board of Directors on June 28, 2000 and he has served as a consultant to the company since September 1999. Mr. Tepper is the founder and, since 1994, principal of KST Consulting, a healthcare and healthcare technology consulting firm. From 1997 to 2000, Mr. Tepper's projects included several consumer goods companies and a major Northeast grocery chain. From 1994 to 1997, he was Acting Chief Operating Officer for FoxMeyer Canada. Mr. Tepper was instrumental in the formation of this company from four employees to become the largest healthcare technology company in Canada. The company currently trades under the name Medisolution on the Toronto Stock Exchange. From 1986 to 1994, he held senior marketing positions with FoxMeyer Health Corp., Harris Wholesale, PharMor, Inc. and Giant Eagle Supermarkets.

Board of Directors

           Our directors are elected annually to serve until the next annual meeting of stockholders or until their successors are elected and qualified. The current members of our board were selected in accordance with the terms of our plan of reorganization. The board of directors appoints our executive officers who serve at the board's discretion.

Board Committees

           Our board of directors has an executive committee, audit committee and compensation committee.

           Executive Committee. The executive committee manages our company when the board of directors is not meeting or otherwise acting. The executive committee currently consists of Messrs. Donald P. Brown, B.R. Brown and Scott M. Tepper.

           Audit Committee. The audit committee recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements, and consults with and reviews the services provided by our internal and independent auditors. The audit committee currently consists of Messrs. Delucca, Scharp and Tepper.

           Compensation Committee. The compensation committee reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. B.R. Brown, Robert C. Sharp and John J. Delucca.

EXECUTIVE COMPENSATION

Executive Officers' Compensation

           The following table sets forth information concerning the annual and long-term compensation earned by our current and former Chief Executive Officer and each of the four other most highly compensated officers for each of the years indicated.

                                                            Annual Compensation
                                                     ---------------------------------------
Name and                                 Fiscal                                Other Annual
Principal Position                        Year       Salary         Bonus      Compensation
--------------------                     ------      ------         -----      -------------

Donald P. Brown, Chairman of the           2001      $379,808      $500,000       $  - -
Board of Directors, Chief Executive
Officer and President (1)

James T. Campbell, Chief Operating         2001      $360,769      $461,221       $ - -
Officer

Marc R. Merritt, Senior                    2001      $309,693      $533,221       $ - -
Vice-President - Sales and Marketing

Michael F. Nemser, Chief Financial         2001      $320,000(2)   $475,000       $ 71,648(3)
Officer

Keith H. Sieber, Vice President            2001      $335,000      $383,333       $ - -
Western Operations

Larry Addington, Former Chief              2001      $  - -        $  - -         $126,706(5)
Executive Officer (4)

____________________________

(1)	Mr. Brown joined our company an June 19, 2001.

(2)	Monthly consulting fees.

(3)	Other annual compensation includes, $65,648 for reimbursement of travel and residential expenses and $6,000 for reimbursement of executive insurance.

(4)	Mr. Addington resigned as Chief Executive Officer on June 26, 2001.

(5)	Other annual compensation includes costs associated with the use of our corporate aircraft by Mr. Addington and Addington Racing, Inc.

Stock Option Plan

           We currently have no stock option plan for our employees, but we expect to implement one within the next year.

Retirement Plans

           All of our non-union employees are eligible to participate in our company's employee pension plan or the West Virginia-Indiana Coal Holding Company, Inc. Employee Pension Plan. Both are defined benefit pension plans intended to qualify under Section 401(a) of the Internal Revenue Code. The pension plans are cash balance plans whereby each participant's benefit is determined based upon the assumed cash balance credits and earnings that are credited to the participant's hypothetical account. The cash balance credits are 3% of the participant's annual compensation. Each account is credited with assumed earnings equal to the 5-year "Treasury Constant Maturities" rate, subject to a 5% minimum and a 12% maximum rate. The normal retirement age under the pension plans is age 60. Certain participants may be entitled to a minimum benefit under the pension plans equal to the amount that would have been provided under a prior defined benefit formula. Benefits are computed on a straight life annuity basis and payable under several actuarially determined alternatives.

           Compensation under the pension plans generally refers to the base salary (up to $200,000 for 2002, as limited by the Internal Revenue Code) for services rendered including pre-tax deferrals, but excluding items such as bonuses, the value of stock awards and other forms of extraordinary remuneration. As of December 31, 2000, the estimated annual benefit, assuming a 5% return on each participant's hypothetical account, payable at normal retirement age to and the current years of credited service for each of the named executive officers who participated in the pension plans is as follows:

Named Executive Officer    Estimated Annual Accrued Benefit   Years of Credited Service
-----------------------    --------------------------------   -------------------------

Donald P.  Brown                    $1,068                           2
James I. Campbell                   $1,488                           2
Keith H. Sieber                     $1,356                           1.64
Marc R. Merritt                     $1,464                           2

Non-Employee Director Compensation

           Our non-employee directors receive an annual retainer of $45,000 and an annual award of 500 shares of restricted common stock, plus an additional $1,500 per meeting attended and $1,500 for each committee meeting attended that was not held in conjunction with a board of directors meeting. Non-employee directors are reimbursed for reasonable expenses incurred in connection with attendance at board or committee meetings. The chairman of each of the compensation committee and the audit committee receives an additional annual retainer of $2,000.

Compensation Committee Interlocks and Insider Participation

           In 2001, we did not have a compensation committee. Our board of directors performed all of the functions that might otherwise be performed by such committee. Except with respect to his own compensation, Mr. Nemser participated in the deliberations of our board of directors regarding executive compensation. In addition, there are no compensation committee interlocks between us and other entities involving our executive officers and board members who serve as executive officers of such entities.

Employment Agreements

           Donald P. Brown - We entered into an employment agreement with Donald P. Brown on June 14, 2001, effective as of June 19, 2001. Mr. Brown serves as our Chief Executive Officer, President and Chairman of the Board of Directors at an annual base salary of $750,000, with such annual merit increases and bonus compensation as we determine. Mr. Brown received a sign-on bonus of $500,000 as an incentive to join our management team. He is also entitled to participate in any employee benefit plans we sponsor. During the term of his agreement, Mr. Brown will have the use of an automobile and will receive a term life insurance policy in the amount of $500,000. If we terminate Mr. Brown's employment at any time before his employment agreement expires, other than due to death, disability or for cause, we must continue to pay him the remaining compensation over the term of his agreement.

           James I. Campbell - We entered into an employment agreement with James I. Campbell on October 15, 2001, effective as of September 17, 2001. Mr. Campbell serves as our Chief Operating Officer at an annual base salary of $390,000, with such annual merit increases and bonus compensation as we may determine. Mr. Campbell is entitled to participate in any of our employee benefit plans. During the term of his agreement, Mr. Campbell will have the use of an automobile and will receive a term life insurance policy in the amount of $750,000. If we terminate Mr. Campbell's employment at any time before his employment agreement expires on September 16, 2004, other than due to death, disability or cause, we must continue to pay him his remaining annual base salary over the term of his agreement. In the event of a corporate restructuring that results in a person or entity owning more than 50% of our voting interest, Mr. Campbell will have the right to terminate his agreement and will continue to receive his annual base salary for a period of 12 months.

           Keith H. Sieber - Our subsidiary, Bowie Resources Limited, entered into an amended employment agreement with Keith H. Sieber on September 30, 2001. Mr. Sieber serves as President of Bowie and as our Vice-President - Western Operations. Under the terms of Mr. Sieber's prior agreement, Bowie had agreed to pay him a lump sum payment of $2,200,000 upon the earlier of a change of control or February 28, 2003. Bowie has agreed that in lieu of such payment it will pay Mr. Sieber a non-forfeitable, non-refundable bonus of $2,000,000 to be paid in 24 monthly installments of $83,333.33, commencing September 30, 2001. Under the terms of Mr. Sieber's prior agreement, we entered into a draw promissory note dated March 22, 2000 with Mr. Sieber as obligor, which note has a current outstanding balance of $787,049 in principal and interest. Interest on the principal amount under this note accrues at a rate of 6.02% per annum. Bowie has agreed that Mr. Sieber will no longer be required to make monthly payments on the note and that interest will no longer accrue on the outstanding balance of the note. Bowie further agreed to forgive $262,349.66 of the outstanding balance of the note on March 1, 2002, $262,349.66 of the outstanding balance of the note on March 1, 2003 and $262,349.68 on March 1, 2004. If Mr. Sieber's employment is terminated for cause or if Mr. Sieber terminates his employment prior to the forgiveness of a portion of the outstanding balance, Mr. Sieber will be obligated to pay the remaining outstanding balance of the note immediately. Mr. Sieber is entitled to participate in any employee benefit plans sponsored by Bowie. During the term of his employment, Mr. Sieber will have the use of an automobile and will receive a term life insurance policy in the amount of $500,000. Mr. Sieber is also entitled to a non-forfeitable, non-refundable bonus in the amount of $1,000,000 upon the closing of a joint venture agreement between Bowie and an unrelated third party.

           Michael F. Nemser - We entered into an employment agreement with Michael F. Nemser on May 17, 2002. Mr. Nemser serves as our Executive Vice-President and Chief Financial Officer at an annual base salary of $360,000 with an annual incentive bonus of up to $500,000 as we determine. Mr. Nemser is entitled to participate in any employee benefit plans we sponsor. During the term of his employment, Mr. Nemser receives a life insurance policy in the amount of $750,000 and will have the use of an automobile. We will reimburse Mr. Nemser for housing expenses of up to $700 per month and for weekly travel expenses to and from Ashland, Kentucky. If we terminate Mr. Nemser's employment at any time before his employment agreement expires on September 30, 2004 other than due to death, disability or cause or if Mr. Nemser terminates his employment agreement within 60 days of a change of control, we must continue to pay him the compensation remaining over the term of his agreement.

           Marc R. Merritt - We entered into an amended employment agreement with Marc R. Merritt on October 15, 2001. Mr. Merritt serves as our Senior Vice-President of Sales and Marketing at an annual base salary of $360,000 with an annual incentive bonus of up to $500,000 as we determined. Mr. Merritt is entitled to participate in any employee benefit plans we sponsor. During the term of his employment, Mr. Merritt receives a life insurance policy in the amount of $750,000 and will have the use of an automobile. If we terminate Mr. Merritt's employment at any time before his employment agreement expires on September 16, 2004 other than due to death, disability or cause, we must continue to pay him the compensation remaining over the term of his agreement.

PRINCIPAL STOCKHOLDERS

           The following table sets forth certain information concerning ownership of our common stock owned as of May 9, 2002 by each director, each person who is known to us to be the beneficial owner of more than 5% of such outstanding common stock, all named executive officers and all directors and officers of us and our affiliates as a group. Each stockholder listed below has sole voting and dispositive power with respect to the shares listed next to his name unless otherwise indicated.

                                                                Shares
                                                          Beneficially Owned
             Name of Beneficial Owner                   Number       Percent
-----------------------------------------------      ----------      --------

Appaloosa Management LP, on behalf of Appaloosa      2,032,031        10.150%
    Investment Limited Partnership I

Appaloosa Management LP, on behalf of Palomino
    Fund Limited                                     1,781,089         8.905

King Street Capital Management, LLC,
    on behalf of King Street Capital, L.P.           1,472,919         7.365

King Street Capital Management, LLC,
    on behalf of King Street Capital, LTD            2,535,854        12.679

Federated Investment Management Company              1,959,093         9.795

Eaton Vance Management                               1,144,485         5.722

TRANSACTIONS WITH FORMER CONTROLLING
STOCKHOLDER AND RELATED PERSONS

General

           We are not party to any related party transactions, other than the executive compensation agreements described above under "Executive Compensation--Employment Agreements."

           Before our financial restructuring we were closely held and had entered into various agreements with entities owned or controlled by Larry Addington, our former Chief Executive Officer and controlling stockholder, and/or his family members. As a result of our reorganization, Mr. Addington is no longer one of our officers, directors or stockholders. We believe that the terms and conditions contained in these agreements are comparable to terms and conditions generally governing similar agreements between non-affiliated entities in the area. Please see Note 18 of the Notes to our consolidated financial statements for more information on these related party agreements.

Termination Rights Agreement

           In connection with certain related party agreements which survived the confirmation of our plan of reorganization, we and various of our affiliates entered into a termination rights agreement. This agreement provides that for a period of six months from the effective date of our plan of reorganization, if we believe that prices for goods or services provided by such affiliates under such related party agreements exceed market price, we may enter into negotiations with such affiliates under all agreements involving the same type of transaction to obtain the same goods or services at market price. If the parties' agreed-upon methodology for determining market price does not produce a market price that is reasonably acceptable to the parties, either party may terminate all (but not less than all) such related party agreements, effective six months after receipt of notice. This agreement also provides that for a period of six months from the effective date, we will have the right to terminate up to 30% of certain existing equipment leases with such affiliates, effective either six or twelve months after receipt of notice.

Arrangements Involving Former Related Parties

           We have an agreement with Task Trucking, Inc., which is owned by a family member of our former CEO and controlling stockholder. Under this agreement, Task provides trucking brokerage services to us. We paid Task approximately $23.9 million under this agreement in 1999, $24.2 million in 2000, and $20.1 million in 2001. Substantial portions of these payments were disbursed by Task for sub-contract trucking services. Task retained $0.10 per ton of coal hauled the trucking sub-contractors, which equaled approximately 7 million tons in 1999, 6.5 million tons in 2000, and 7.5 million tons in 2001. On June 19, 2002, we delivered our 30-day notice of termination of this agreement to Task.

           We have several service agreements with Mining Machinery, Inc., or MMI, a majority of which is owned by our former CEO and controlling stockholder. Under these agreements, MMI maintains and repairs much of our mining and related equipment, and provides us with various other services. We pay minimum monthly fees under these agreements of $15,000 and have a security deposit with MMI of $250,000. MMI also leases us approximately 291 pieces of mining and related equipment. We paid MMI a total of $31.7 million under these agreements in 1999, $43.4 million in 2000, and $56 million in 2001. These agreements are subject to the termination rights agreement.

           We have posted a letter of credit in the amount of $5 million in favor of MMI, as security for our performance under our agreements with MMI. This letter of credit was required by one of MMI's lenders as a condition to permitting MMI to continue to obtain new mining and related equipment, which MMI leases to us. This arrangement is not subject to the termination rights agreement.

           Pursuant to a technology sharing agreement between us and an entity controlled by our former CEO and controlling stockholder, each party agreed to share with the other party certain technology developed by it relating to highwall mining. This agreement is not subject to the termination rights agreement.

           Pursuant to a manufacture and service agreement between us and an entity controlled by our former CEO and controlling stockholder, we agreed to manufacture highwall mining systems on a cost plus ten percent basis. No payments were made pursuant to this agreement in 1999, 2000 or 2001. This agreement is subject to the termination rights agreement.

           We have several 99-year lease agreements with EnviroPower, LLC, a majority of which is owned by our former CEO and controlling stockholder and his family members. The aggregate number of acres subject to these leases is 9,298, and the aggregate amount of rent payments due under these leases is $4,903,775. In addition, we have entered into three option agreements with EnviroPower granting an exclusive two-year option to recover certain waste coal and to lease certain mine locations containing coal slurry impoundments and coarse refuse piles. These agreements are not subject to the termination rights agreement.

           Pursuant to an agreement to take waste between us and EnviroFuels, LLC, a wholly-owned subsidiary of EnviroPower, EnviroFuels has the right to remove a stockpile of coal waste on our property. EnviroFuels paid us $5,000 upon execution of this agreement, and must pay us $0.25 for each ton of coal waste removed from the property. No payments were made pursuant to this agreement in 1999, 2000 or 2001. This agreement is subject to the termination rights agreement.

           We have a 10-year lease for our corporate offices with an entity owned in part by our former CEO and controlling stockholder and his family members. Annual base rent under the lease agreement is approximately $1.76 million per year. We have subleased a portion of the premises to an independent third party, reducing our net rent under the lease agreement to approximately $764,000 annually. This lease is subject to the termination rights agreement.

           We own or lease certain property in Kentucky from which production had ceased or had been idled due to poor quality, difficult mining conditions and/or generally high production costs. We leased certain of these properties to Appalachian Fuels, LLC, which is wholly-owned by a family member of our former CEO and controlling stockholder. Appalachian Fuels agreed to mine these properties and, in some cases, assume primary reclamation liability. We estimate that the reclamation and related obligations assumed by Appalachian Fuels will total approximately $10.6 million over the next five years. Appalachian Fuels pays us royalties or per ton overrides under these leases, which totaled $577,577.85 in 2001. These leases are subject to the termination rights agreement.

           We entered into three "through-put" agreements with Appalachian Fuels in 2001, pursuant to which we load coal mined by Appalachian Fuels through our loadout facilities. We receive a market-level override fee per ton from Appalachian Fuels under each of these agreements. Payments totaling $8,979 were received pursuant to these agreements in 2001. These agreements are subject to the termination rights agreement.

           We lease a highwall miner to Appalachian Fuels, and provide related labor and services. Appalachian Fuels paid us a total of $1.4 million under this lease in 2001. This lease is subject to the termination rights agreement.

           We entered into various short-term coal sales agreements with Appalachian Fuels in May 2001, pursuant to which Appalachian Fuels agreed to purchase coal from us through December 31, 2001. Appalachian Fuels paid us a total of $15.3 million under these agreements in 2001. In 2002, we have been paid $20.6 million relative to various coal sales agreements with Appalachian Fuels as of March 31. These agreements are subject to the termination rights agreement.

           We license certain software to Appalachian Fuels pursuant to a software license agreement. Appalachian Fuels paid us a total of $10,000 under this agreement in 2001. This agreement is subject to the termination rights agreement.

           We have entered into several oil, gas and coal seam gas leases with an entity which is owned by our former CEO and controlling stockholder and his family members. No payments were made pursuant to these agreements in 1999, 2000 or 2001. These leases are not subject to the termination rights agreement.

           In connection with our reorganization, we granted to an entity designated by our former CEO and controlling stockholder an option to purchase, from time to time, certain real property owned by us and leased to EnviroPower (or its subsidiary). These options have a term of one year, and depending on the tract of real property being purchased, the purchase price is either the pro-rata amount of the lease payments which are then due and owing by EnviroPower (or its subsidiary) to us under the lease agreements relating to such real property, or the fair market value of such real property as determined by an independent appraiser mutually agreeable to the parties. Upon each exercise of these options, the purchaser will grant to us such real property interests as are necessary to permit us to complete our reclamation activities and provide us with access to adjacent properties. These options are not subject to the termination rights agreement.

DESCRIPTION OF INDEBTEDNESS

           The following description is a summary of the material terms of the credit facility, floating rate secured term notes due 2008 and 11.75% senior secured notes due 2009 entered into and issued by Horizon NR and Horizon Finance Corp., collectively referred to as HNR, pursuant to our plan of reorganization, and the National City Bank Promissory Note issued by Horizon NR on May 7, 2002. It does not restate our debt agreements in their entirety. We urge you to read our debt agreements because they, and not this description, define our rights and our obligations to our lenders and holders of debt instruments. For more complete information regarding such indebtedness, reference is made to the definitive agreements and instruments governing such indebtedness, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part, and which are incorporated by reference in this prospectus. Copies of our debt agreements also may be obtained by contacting us at 2000 Ashland Drive, Ashland, Kentucky 41101, Attention: Chief Financial Officer.

           Prior to the effective date of our plan of reorganization, we had a $150 million debtor-in-possession credit facility with Deutsche Bank Trust Company Americas and an $875 million credit facility with UBS AG. We also had $200 million of 10.5% senior notes, $150 million of 11.5% senior subordinated notes, $115 million of 6.90% port facility revenue refunding bonds, $30.8 million of 6.95% industrial revenue refunding bonds, and $1 million of 4.4% adjustable rate industrial development revenue bonds.

           On the effective date of our plan of reorganization, we entered into a $250 million credit facility with Deutsche Bank Trust Company Americas. We also distributed approximately $49 million in cash, $475 million of senior secured term notes and $450 million of 11.75% senior notes in satisfaction of our $875 million of pre-petition bank debt. We also cancelled all of our existing equity (including all options and warrants) and issued 20,000,000 shares of new common stock in satisfaction of our $496.8 million of pre-petition notes and industrial revenue bonds. Our lenders under our $250 million credit facility are entitled to a first priority lien in the collateral pledged by us, the holders of the $475 million of senior secured term notes are entitled to a second priority lien in the collateral pledged by us, and the holders of the $450 million of senior notes are entitled to a third priority lien in the collateral pledged by us. Deutsche Bank Trust Company Americas will act as collateral agent in connection with matters relating to the priority of our creditors' liens.

Credit Agreement

      General

           HNR entered into a credit agreement, dated as of May 8, 2002, with Deutsche Bank Trust Company Americas for up to $250 million in revolving loans and letters of credit (with a $200 million sublimit on the issuance of letters of credit). We used this credit agreement to replace our debtor-in-possession credit agreement, to provide credit support for replacement of reclamation and workers compensation bonds previously issued by Frontier, to fund certain costs of the consummation of the plan of reorganization and to operate our business.

      Guarantees

           We and substantially all of our subsidiaries have guaranteed HNR's obligations under the credit agreement.

      Security

           HNR's obligations under the credit agreement are secured by a first priority lien (subject to certain exceptions) in:

•	substantially all of our and our subsidiaries' assets, including accounts receivable, inventory, property, plant and equipment, intangibles, contract rights, other personal property and real property; and

•	the capital stock (or other equity interests) of substantially all of our subsidiaries.

     Maturity

           The credit agreement will mature on March 31, 2007.

      Interest

           Loans under the credit agreement will bear interest, at our option, as follows:

•	at a market base rate plus 2.5% per year; or

•	at a market reserved adjusted Euro-dollar rate plus 3.5% per year.

           Euro-dollar borrowings may have interest periods of one, two, three or six months, at our option. The market base rate is the higher of the administrative agent's announced prime rate or .5% plus the federal funds rate.

      Fees

           We have agreed to pay the lenders fees for letters of credit issued under the credit agreement of 3.75% of the amount available for drawing under such letters of credit. We have agreed to pay the lenders a "commitment fee" equal to 0.5% per year of the daily average unused portion of the credit agreement (with an increase in such fee to 0.75% or 1.0% in the event that utilization of the credit agreement falls below certain levels). At the closing of the credit agreement, we paid the lenders a fee equal to 0.5% per year of the amount of the credit agreement, accruing from the date of execution of the credit agreement commitment letter to the date of such closing, and a "financing fee" of $5,375,000. We have agreed to pay the administrative agent under the credit agreement an annual administrative expense fee of $250,000.

      Market Flex

           At any time and from time to time after our lenders have notified us that they have commenced syndication of the credit agreement, our lenders have the right to change the terms and conditions, pricing and structure of the credit agreement (other than as to the total amount of the credit agreement) if our lenders determine such action is necessary to ensure a successful syndication of the credit agreement. This right expires 90 days after our lenders provide notification that they have commenced syndication of the credit agreement.

      Subsequent Debt or Equity Offerings

           We have agreed that we will engage Deutsche Bank (unless Deutsche Bank declines to accept such engagement) in connection with any offering of debt we make within 12 months of the effective date of our plan of reorganization, and Deutsche Bank will receive not less than 50.0% of any allocation of securities or bank financing, and not less than 50.0% of other fees associated with such financing and will be appointed as a lead arranger and a book-running manager for such transaction.

           We have agreed that we will engage Deutsche Bank (unless Deutsche Bank declines to accept such engagement) in connection with any offering of equity securities we make within 12 months of the effective date of our plan of reorganization, and Deutsche Bank will receive an allocation of such securities and fees associated with such offering in each case in an amount which is acceptable to Deutsche Bank.

      Covenants

           The credit agreement contains customary covenants including, without limitation, restrictions on our ability to:

•	incur additional indebtedness, pay dividends and make other restricted payments and investments;

•	make acquisitions or dispose of assets;

•	create liens;

•	engage in transactions with affiliates;

•	merge, consolidate or transfer substantially all of our assets; and

•	make capital expenditures.

           In addition, we are required to maintain compliance with financial tests, including a maximum leverage ratio of 3.95, decreasing over time to 2.00 in 2007, a minimum interest coverage ratio of 2.25, increasing over time to 4.00 in 2007, a minimum fixed charge coverage ratio of 1.00, increasing over time to 1.50 in 2007, and a minimum consolidated adjusted EBITDA level increasing over time to $350 million.

      Events of Default

           The credit agreement contains customary events of default including, without limitation:

•	the non-payment of principal, interest, fees or other amounts when due under the loans issued under the credit agreement (subject to grace periods in certain cases);

•	significant changes in our control or ownership;

•	cross defaults to other significant indebtedness or agreements;

•	events of bankruptcy and insolvency;

•	judgment defaults; and

•	failure of any guaranty or security agreement supporting the credit agreement to be in full force and effect.

      Optional and Mandatory Prepayment and Commitment Reductions

           We may voluntarily prepay the credit agreement at any time without penalty, subject to reimbursement of the lenders' breakage costs and payments of any and all accrued interest.

           We will be required, subject to exceptions, to prepay the credit agreement with:

•	100.0% of annual excess cash flow (provided that under certain circumstances we must apply 75.0% of excess cash flow to the repayment of the senior secured term notes);

•	100.0% of the net proceeds of our asset sales;

•	100.0% of the net proceeds of our issuance or incurrence of debt (provided that under certain circumstances we must apply 100.0% of these proceeds to the repayment of the senior secured term notes); and

•	100.0% of the net proceeds from any issuance of equity securities (provided that under certain circumstances we must apply 75.0% of these proceeds to the repayment of the senior secured term notes).

           Loans made under the credit agreement will be repaid to the extent the aggregate extensions of credit under the credit agreement exceed the commitments then in effect. Any excess amount to be applied against the credit agreement over the then outstanding amount of the credit agreement will be applied first to cash collateralize outstanding letters of credit and second, to permanently reduce the amount of the loan commitments.

      Change of Control

           It will be a change of control under the credit agreement if any person (other than any stockholder and the affiliates of such stockholder who collectively own more than 10% of our outstanding capital interests as of May 9, 2002), either individually or acting in concert with other persons, acquires beneficial ownership, directly or indirectly, of our capital interests (or equity interests convertible into our capital interests) representing 33% or more of the combined voting power of all of our capital interests entitled to vote in the election of our board of directors (other than any of our capital interests having such power only by reason of the happening of a contingency). The terms "beneficially own" and "beneficial ownership" have the meanings given in the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

Floating Rate Senior Secured Term Notes due 2008

           On May 9, 2002, HNR issued floating rate senior secured term notes in the aggregate principal amount of $475 million pursuant to the plan of reorganization under a Term Note Purchase Agreement entered into among HNR, UBS AG, Stamford Branch, as administrative agent, and the holders and guarantors named therein. The definitions of certain capitalized terms used in the following summary are set forth in "Glossary of Terms" below. Other capitalized terms are used but not defined in the following summary, and are defined in the Term Note Purchase Agreement.

      General

           Pursuant to the terms of our plan of reorganization, HNR issued $475 million of senior secured term notes to the lenders under our old credit agreement in partial satisfaction of our $875 million of pre-petition bank debt.

      Guarantee

           We and substantially all of our subsidiaries have guaranteed HNR's obligations under the senior secured term notes.

      Security

           HNR's obligations under the senior secured term notes are secured by a second priority lien (subject to certain exceptions) in:

•	substantially all of our and our subsidiaries' assets, including accounts receivable, inventory, property, plant and equipment, intangibles, contract rights, other personal property and real property; and

•	the capital stock (or other equity interests) of substantially all of our subsidiaries.

      Maturity

           The senior secured term notes will mature on May 8, 2008.

      Amortization Payments

           We must make amortization payments on the senior secured term notes in an amount of $5 million per quarter.

      Interest

           The senior secured term notes will bear interest, at our option, as follows:

•	at a market base rate plus 4.25% per year; or

•	at a market reserved adjusted Euro-dollar rate plus 5.25% per year.

           Euro-dollar borrowings may have interest periods of one, two, three or six months, at our option. The market base rate is the higher of the administrative agent's publicly announced base rate or .5% plus the federal funds rate.

      Fees

           We have agreed to pay the holders of the senior secured term notes an "anniversary fee" in an amount equal to 1.5% of the aggregate outstanding amount of the senior secured term notes on the first anniversary of the closing date. We have agreed to pay the administrative agent under the senior secured term notes an administration and monitoring fee in the amount of $20,000 per month.

      Covenants

           The senior secured term notes contain customary covenants including, without limitation, restrictions on our ability to:

•	incur additional indebtedness, pay dividends and make other restricted payments and investments;

•	make acquisitions or dispose of assets;

•	create liens;

•	engage in transactions with affiliates;

•	merge, consolidate or transfer substantially all of our assets; and

•	make capital expenditures.

           We are required to maintain compliance with financial tests, which are substantially the same as the financial tests under our credit facility, except that the financial tests under the senior secured term notes are 7.5% more favorable to us. In addition, if a financial test under the credit facility is amended, the corresponding financial test under the senior secured term notes will be automatically amended to be 7.5% more favorable to us.

      Events of Default

           The senior secured term notes contain customary events of default including, without limitation:

•	the non-payment of principal, interest, fees or other amounts when due under the senior secured term notes (subject to grace periods in certain cases);

•	significant changes in our control and ownerhsip;

•	cross defaults to other significant indebtedness or agreements;

•	events of bankruptcy and insolvency;

•	judgment defaults; and

•	failure of any guaranty or security agreement supporting the senior secured term notes to be in full force and effect.

           Optional and Mandatory Prepayment and Commitment Reductions

           We may voluntarily prepay the senior secured term notes at any time without penalty, subject to reimbursement of the holders' breakage costs and payments of any and all accrued interest.

           We will be required, subject to exceptions and only in certain circumstances, to prepay the senior secured term notes with:

•	75.0% of annual excess cash flow;

•	100.0% of the net proceeds of our issuance or incurrence of debt; and

•	75.0% of the net proceeds from any issuance of equity securities.

      Change of Control

           The occurrence of a change of control constitutes a default under the senior secured term notes. It will be a change of control under the senior secured term notes if any person (other than any stockholder and the affiliates of such stockholder who collectively own more than 10% of our outstanding capital interests as of May 9, 2002), either individually or acting in concert with other persons, acquires beneficial ownership, directly or indirectly, of our capital interests (or equity interests convertible into our capital interests) representing 33% or more of the combined voting power of all of our capital interests entitled to vote in the election of our board of directors (other than any of our capital interests having such power only by reason of the happening of a contingency). The terms "beneficially own" and "beneficial ownership" have the meanings given in the Exchange Act.

11.75% Senior Secured Notes due 2009

           On May 9, 2002, HNR issued 11.75% senior secured notes in the aggregate principal amount of $450 million pursuant to the plan of reorganization under an Indenture, dated as of May 8, 2002, entered into among HNR, Wells Fargo Bank Minnesota, N.A., as trustee, and the holders and guarantors named therein. The terms of the senior secured notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"), as in effect on the date of the Indenture. Wherever particular provisions or definitions in the Indenture or the senior secured notes are referred to in this prospectus, such provisions or definitions are incorporated by reference.

      General

           Pursuant to the terms of our plan of reorganization, HNR issued $450 million of 11.75% senior secured notes to the lenders under our old credit agreement in partial satisfaction of our $875 million of pre-petition bank debt.

      Guarantee

           We and substantially all of our subsidiaries have guaranteed HNR's obligations under the senior secured notes.

      Security

           HNR's obligations under the senior secured notes are secured by a third priority lien (subject to certain exceptions) in:

•	substantially all of our and our subsidiaries' assets, including accounts receivable, inventory, property, plant and equipment, intangibles, contract rights, other personal property and real property; and

•	the capital stock (or other equity interests) of substantially all of our subsidiaries.

      Maturity

           The senior secured term notes will mature on May 8, 2009.

      Interest

           The senior secured notes will bear interest at the rate of 11.75% per annum payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2002, to the person in whose name the senior secured note is registered at the close of business on the preceding May 1 or November 1, as the case may be.

      Optional Redemption

           At any time prior to May 8, 2003, HNR may, at its option, on any one or more occasions redeem all or any portion of the outstanding aggregate principal amount of senior secured notes at 100% of the aggregate principal amount plus accrued and unpaid interest on the senior secured notes redeemed. On or after May 8, 2003, HNR may redeem all or a part of our senior secured notes upon not less than thirty (30) nor more than sixty (60) days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest (if any) to the applicable date of redemption, if redeemed during the periods beginning on May 8, 2003 of the years indicated below:

          Year                              Percentage
          ----                              ----------
          2003                              105.875%
          2004                              104.40625%
          2005                              102.9375%
          2006                              101.46875%
          2007 and thereafter               100%

      Mandatory Redemption

           HNR is not required to make regularly scheduled mandatory redemption or sinking fund payments with respect to the senior secured notes. Upon a change of control and certain asset dispositions, HNR is required to offer to purchase some or all of the senior secured notes, as more fully described in the Indenture.

      Covenants

           The senior secured notes contain customary covenants including, without limitation, restrictions on our ability to:

•	incur additional indebtedness, pay dividends and make other restricted payments and investments;

•	make acquisitions or dispose of assets;

•	create liens;

•	engage in transactions with affiliates;

•	merge, consolidate or transfer substantially all of our assets; and

•	make capital expenditures.

      Events of Default

           The senior secured notes contain customary events of default including, without limitation:

•	the non-payment of principal, interest, fees or other amounts when due under the senior secured notes (subject to grace periods in certain cases);

•	cross defaults to other significant indebtedness or agreements;

•	events of bankruptcy and insolvency;

•	judgment defaults; and

•	failure of any guaranty or security agreement supporting the senior secured notes to be in full force and effect.

      Change of Control

           It will be a change of control under the senior secured notes if any person (other than any stockholder and the affiliates of such stockholder who collectively own more than 10% of our outstanding capital interests as of May 9, 2002), either individually or acting in concert with other persons, acquires beneficial ownership, directly or indirectly, of our capital interests (or equity interests convertible into our capital interests) representing 33% or more of the combined voting power of all of our capital interests entitled to vote in the election of our board of directors (other than any of our capital interests having such power only by reason of the happening of a contingency). The terms "beneficially own" and "beneficial ownership" have the meanings given in the Exchange Act.

           In the event of a change of control, Horizon NR will:

•	within 60 days after the occurrence of such change of control, notify each holder of senior secured notes in writing of the occurrence of and the circumstances and relevant facts regarding such change of control, and

•	make an offer to purchase the senior secured notes for cash at a purchase price equal to 101% of the aggregate principal amount of the senior secured notes or portions of the notes validly tendered for payment, plus accrued and unpaid interest thereon, to the date of purchase on or before the date specified in such notice, which date can be no earlier than 30 days nor later than 60 days from the date such notice is mailed.

      Registration Rights

           The issuance of the senior secured notes and the initial distribution thereof to their respective holders pursuant to the plan of reorganization are exempt from registration under applicable securities laws pursuant to Section 1145(a) of the Bankruptcy Code. Without limiting the effect of Section 1145 of the Bankruptcy Code, on May 9, 2002, Horizon NR entered into a registration rights agreement with each holder of the senior secured notes who (a) by virtue of holding only securities to be distributed under the plan of reorganization and/or its relationship with us, could reasonably be deemed to be an "affiliate" (as such term is used within the meaning of applicable securities laws) of ours, and (b) requested in writing that we execute such agreement. The registration rights agreement contains the same shelf, demand and piggyback registration rights for the benefit of the signatories thereto as those contained in the common stock registration rights agreement. See "Description of Capital Stock-Registration Rights." Pursuant to the terms of the registration rights agreement, we are registering the senior secured notes for the holders named therein.

National City Bank Promissory Note issued by Horizon NR, LLC (formerly known as AEI Resources, LLC)

      General

           Horizon NR has entered into an amended and restated promissory note with National City Bank of Kentucky, dated May 7, 2002, in the principal amount of $8.13 million. This promissory note replaces the promissory note we made in favor of Kentucky Bank & Trust, dated June 16, 2000.

      Security

           Horizon NR's obligations under the promissory note are backed by a letter of credit issued under the credit facility in the amount of $8.18 million.

      Maturity

           The promissory note will mature on January 31, 2007.

      Interest

           Loans under the promissory note will bear interest at the daily floating prime rate.

     Events of Default

           The promissory note contains customary events of default including, without limitation:

•	the non-payment of principal, interest, fees or other amounts when due under the loans issued under the promissory note (subject to grace periods in certain cases); and

•	events of bankruptcy and insolvency.

DESCRIPTION OF CAPITAL STOCK

           Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws authorize us to issue 30,000,000 shares of common stock, par value $0.01 per share. As of May 9, 2002, we had outstanding 20,000,000 shares of common stock. The following summary description of the our capital stock is qualified in its entirety to our certificate of incorporation, our by-laws and the applicable provisions of the Delaware General Corporate Law.

      Common Stock

           Holders of validly issued and outstanding shares of our common stock are entitled to one vote per share of record on all matters to be voted upon by them. At a meeting of stockholders at which a quorum is present, a majority of the votes cast will decide all questions, unless the matter is one upon which a different vote is required by express provision of law or our certificate of incorporation or by-laws. There is no cumulative voting with respect to the election of directors (or any other matter). The holders of a majority of the shares at a meeting at which a quorum is present will be able to elect all of the directors to be elected.

           Holders of our common stock have no preemptive or redemption rights nor do they have any rights to convert our common stock into any other securities. All of the shares of our common stock issued and outstanding are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors.

           Holders of our common stock are entitled to receive ratably such dividends as our board of directors may declare out of funds legally available therefor, when and if so declared. Under the terms of our credit facility, the Note Term Purchase Agreement governing the senior secured term notes and the Indenture governing the senior secured notes, negative covenants restrict, among other things, our ability to pay dividends on the common stock.

      Delaware Business Combination Statutes

           Our certificate of incorporation and by-laws do not contain any anti-takeover provisions, such as cumulative voting or a classified board of directors. However, as a corporation organized in the State of Delaware, we are subject to Section 203 of the Delaware General Corporation Law, or GCL, which governs business combinations. In general, Section 203 of the GCL prohibits a publicly held Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the time that a stockholder becomes an interested stockholder, unless:

•	prior to that time either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares held by persons who are both directors and officers and employee stock plans; or

•	at or after that time the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

           A business combination includes mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock.

      Transfer Agent and Registrar

           American Stock Transfer and Trust Company is the transfer agent and registrar of our common stock.

      Registration Rights

           The issuance of our common stock and the initial distribution thereof to the respective holders pursuant to our plan of reorganization were exempt from registration under applicable securities laws pursuant to Section 1145(a) of the Bankruptcy Code. Without limiting the effect of Section 1145 of the Bankruptcy Code, on May 9, 2002, we entered into a registration rights agreement with holders of 7,821,893 shares, or approximately 39.11%, of our issued and outstanding common stock who:

•	by virtue of holding only securities distributed under the plan of reorganization and/or such holders relationship with us, could reasonably be deemed to be an “affiliate” (as such term is used within the meaning of applicable securities laws) of ours, and

•	requested in writing that we execute such agreement.

Pursuant to the terms of the registration rights agreement, which is described in more detail below, we are obligated to register their shares under the Securities Act on the terms described below, and by this offering we are registering 7,821,893 shares of our common stock for those holders who are named below.

           Each stockholder party to the registration rights agreement may request a total of five demand registrations to register the shares subject to registration rights under the Securities Act. Each holder of more than 25% of the shares subject to registration rights is entitled to request two demand registrations. However, a holder will forfeit its right to request a demand registration when it owns less than 25% of the shares subject to registration rights owned by such holder as of May 9, 2002. In addition, stockholders party to the registration rights agreement holding at least 10% of the shares subject to registration rights held by all of the stockholders party to the registration rights agreement (other than holders of more than 15% of the shares subject to registration rights in some circumstances) may request one demand registration.

           Pursuant to the terms of the registration rights agreement, we also are obligated to file on or before August 7, 2002 a "shelf" registration statement with respect to all of the shares subject to registration rights (other than any shares subject to registration rights which the eligible holders thereof elect in writing to exclude from such registration). We are also obligated to use our reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing, and to keep the registration statement continually effective for three years. On June 24, 2002, we filed a registration statement for the shelf registration of 7,821,893 shares of our common stock held by affiliates of Appaloosa Management LP and King Street Capital Management, LLC.

           If we propose to file or file a registration statement under the Securities Act with respect to an offering by us for our own account of any common stock (other than a registration statement relating to shares to be issued in connection with a merger or other acquisition or with stock-based compensation arrangements), then we will give stockholders party to the registration rights agreement the opportunity to register the number of shares subject to registration rights as each such holder may request. This right is known as a piggyback registration right.

           Registration of our shares pursuant to the exercise of demand registration rights, shelf registration rights or piggyback registration rights under the Securities Act will result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of the registration. We are paying all registration expenses, other than underwriting discounts and commissions and other selling expenses, in connection with any such registration.

LEGAL MATTERS

           The validity of the common stock offered hereby will be passed on for us by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for us by Frost Brown Todd LLC, Lexington and Louisville, Kentucky.

EXPERTS

           Our consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2000 included in the registration statement of which this prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants ("Andersen"), as stated in their audit report including going concern modification appearing herein. Pursuant to rules recently promulgated by the SEC, the audit report of Andersen is included herein, although we have been unable to obtain Andersen's consent to such inclusion.

           On May 23, 2002, our board of directors approved the dismissal of Andersen as our independent public accountants and engaged Deloitte & Touche LLP to serve as our independent accountants for fiscal 2002. The board made this decision at its first meeting after the effective date of our reorganization, at which the board also appointed its audit committee.

           Andersen's reports on our consolidated financial statements for each of the two most recent fiscal years were qualified as to our ability to continue as a going concern, but did not contain otherwise an adverse opinion or disclaimer of opinion, nor were they otherwise qualified or modified as to uncertainty, audit scope or accounting principles.

           In connection with its audits for our two prior fiscal years and during the subsequent period through May 23, 2002, there have been no disagreements between Andersen and us on any matter of accounting principles and practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for such years.

           During our two prior fiscal years and through May 23, 2002, Andersen has not advised us of any of the following:

•	that the internal controls necessary for us to develop reliable financial statements do not exist.

•	that information has come to Andersen's attention that has led Andersen to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management.

•	the need to expand significantly the scope of its audit, or that information has come to Andersen's during our two prior fiscal years and through May 23, 2002, that if further investigated may materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements or the financial statements issued or to be issued covering periods after 2001 (including information that may prevent it from rendering an unqualified audit report on those financial statements), or cause Andersen to be unwilling to rely on management's representations or be associated with our financial statements, and due to its dismissal or any other reason, Andersen did not so expand the scope of its audit or conduct such further investigation.

•	that information has come to Andersen's attention that it has concluded materially impacts the fairness or reliability of either a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering periods after 2001 (including information that, unless resolved to Andersen's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and due to Andersen's dismissal or any other reason, the issue has not been resolved to Andersen's satisfaction before its dismissal.

           We requested Andersen to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements made by us. We have been unable to obtain such a letter from Andersen.

           During our two prior fiscal years and through May 23, 2002, we did not consult Deloitte & Touche, LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters that were subject to a disagreement with our prior auditor or events listed above.

           The information appearing in this prospectus concerning estimates of our proven and probable coal reserves was prepared by Marshall Miller & Associates and has been included herein upon the authority of this firm as an expert.

WHERE YOU CAN FIND MORE INFORMATION

           We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the securities to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to us and the securities to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

           You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statement and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Arthur Andersen LLP, Independent Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001	F-3
Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001	F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1999, 2000 and 2001	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001	F-6
Notes to Consolidated Financial Statements	F-7

Consolidated Balance Sheets as of December 31, 2001 and March 31, 2002 (unaudited)	F-35
Consolidated Statements of Operations for the three months ended March 31, 2001 and 2002 (unaudited)	F-36
Consolidated Statements of Cash Flows for the three months ended March 31, 2001 and 2002 (unaudited)	F-37
Notes to Consolidated Financial Statements for the three months ended March 31, 2002 (unaudited)	F-38

Report of Independent Public Accountants

To the Stockholders of
      AEI Resources Holding, Inc.:

We have audited the accompanying consolidated balance sheets of AEI Resources Holding, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEI Resources Holding, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code, accompanied by a prepackaged plan of reorganization. In addition, as also described in Note 2, the Company is in default of various covenants and provisions, including debt service payments, of its principal debt instruments which makes such obligations currently due. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Arthur Andersen, LLP

Louisville, Kentucky
      March 7, 2002

AEI Resources Holding, Inc.

Consolidated Balance Sheets
As of December 31, 2000 and 2001

                                                                                     2000           2001
                                                                                     ---------     ------------
                                                                                  (Dollar amounts in thousands)
ASSETS
------
Current Assets:
   Cash and cash equivalents                                                         $     54,763   $      62,215
   Accounts receivable (including amounts due from related parties of
     $2,948 and $10,191, respectively, net of allowance for doubtful
     accounts of $7,282 and $4,612, respectively)                                         123,571         121,859
   Inventories                                                                             84,693          91,044
   Deferred tax asset                                                                      12,750          13,010
   Prepaid expenses and other                                                              19,886          23,138
                                                                                     -------------  -------------
                  Total current assets                                                    295,663         311,266
                                                                                     -------------  --------------
Property, Plant and Equipment, at cost, including mineral reserves and
   mine development and contract costs                                                  2,282,816       2,305,633
   Less - accumulated depreciation, depletion and amortization                           (489,191)       (718,303)
                                                                                     -------------  --------------
                                                                                        1,793,625       1,587,330
                                                                                     -------------  --------------
Debt issuance costs, net                                                                   82,287          68,105
Other non-current assets, net                                                              31,599          93,469
                                                                                     -------------  --------------
                  Total assets                                                       $  2,203,174   $   2,060,170
                                                                                     =============  ==============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
   ---------------------------------------------
Current Liabilities:
   Accounts payable (including amounts due to related parties of $10,700 and
     $13,431, respectively)                                                          $     99,838   $      84,306
   Current portion of long-term debt and capital leases                                 1,333,477       1,329,651
   Accrued interest                                                                        54,288         216,443
   Current portion of reclamation and mine closure costs                                   35,242          32,882
   Current portion of employee benefits                                                    33,494          39,663
   Income taxes payable                                                                     2,528           1,154
   Accrued expenses and other                                                             126,500         121,193
                                                                                     -------------  --------------
                  Total current liabilities                                             1,685,367       1,825,292
                                                                                     -------------  --------------
Non-Current Liabilities, less current portion:
   Long-term debt and capital leases                                                       17,398           5,232
   Employee benefits                                                                      557,096         585,430
   Reclamation and mine closure costs                                                     328,396         301,510
   Deferred income taxes                                                                   12,750          13,010
   Other non-current liabilities                                                           90,720          66,720
                                                                                     -------------  --------------
                  Total non-current liabilities                                         1,006,360         971,902
                                                                                     -------------  --------------
                  Total liabilities                                                     2,691,727       2,797,194
                                                                                     -------------  --------------

Commitments and Contingencies (see notes)

Stockholders' Equity (Deficit):
   Common stock ($.01 par value, 150,000 shares authorized; 91,445 shares
     issued and outstanding, respectively)                                                      1               1
   Additional capital                                                                         220             220
Accumulated other comprehensive loss                                                         -            (22,345)
Retained deficit                                                                         (488,774)       (714,900)
                                                                                     -------------  --------------
                  Total stockholders' deficit                                            (488,553)       (737,024)
                                                                                     -------------  --------------
                  Total liabilities and stockholders' deficit                        $  2,203,174   $   2,060,170
                                                                                     =============  ==============

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

AEI Resources Holding, Inc.

Consolidated Statements of Operations
For the Years Ended December 31, 1999, 2000 and 2001

                                                                                 1999            2000          2001
                                                                              --------------  --------------  ------------
                                                                                             (In Thousands)
Revenues (including amounts from related parties of $126, $42 and
   $22,797, respectively)                                                     $  1,330,822    $  1,338,640   $ 1,412,523
Costs and expenses:
   Cost of operations (including amounts to related parties of $66,434,
     $74,079 and $96,239, respectively)                                          1,040,912       1,123,217     1,146,414
   Depreciation, depletion and amortization                                        208,348         253,490       266,639
   Selling, general and administrative (including amounts to related
     parties of $1,185, $1,774 and $2,197, respectively)                            48,907          41,747        41,394
   Writedowns and special items                                                     87,656          11,679        13,928
                                                                              --------------  -------------  ------------
                  Total costs and expenses                                       1,385,823       1,430,133     1,468,375
                                                                              --------------  -------------  ------------
                  Loss from operations                                             (55,001)        (91,493)      (55,852)
                                                                              --------------  -------------  ------------

Interest and other income (expense):
   Interest expense                                                               (140,238)       (167,605)     (194,099)
   Gain (loss) on sale of assets                                                  (101,352)           (251)        8,253
   Other, net                                                                        3,662           9,547        16,948
                                                                              --------------  -------------  ------------
                                                                                  (237,928)       (158,309)     (168,898)
                                                                              --------------  -------------  ------------
         Loss before income taxes                                                 (292,929)       (249,802)     (224,750)
Income tax provision (benefit)                                                     (93,510)        (53,098)        1,376
                                                                              --------------  -------------  ------------
         Net loss                                                             $   (199,419)   $   (196,704)  $  (226,126)
                                                                              ==============  =============  ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

AEI Resources Holding, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 1999, 2000 and 2001

                                                                                              Accumulated
                                                  Common Stock                                  Other
                                            -----------------------  Additional    Retained   Comprehensive
                                             Shares        Amount    Capital        Deficit       Loss         Total
                                            ----------  -----------  ----------  ------------ -----------  -----------

Balance at January 1, 1999                   52,804      $    1      $    -       $  (92,651)  $   -        $  (92,650)
   Issued 3,100 shares of $.01 par value
     common stock on February 1, 1999         3,100           -         220            -           -              220
   1999 Net loss                               -              -           -         (199,419)      -         (199,419)
                                            ----------  ----------   ----------  ------------ -----------  ------------

Balance at December 31, 1999                 55,904           1         220         (292,070)      -         (291,849)
   Issued 35,541 shares of $.01 par
     value common stock on June 13, 2000     35,541           -           -               -        -               -
   2000 Net loss                               -              -           -         (196,704)      -        (196,704)
                                            ----------  ----------   ----------  ------------ -----------   -----------

Balance at December 31, 2000                 91,445           1         220         (488,774)      -        (488,553)
   Minimum pension liability adjustment
     (net of $- in tax)                        -              -           -               -     (22,345)     (22,345)
   2001 Net loss                               -              -           -         (226,126)      -        (226,126)
                                            ----------- ----------   ----------  ------------ -----------  ------------
   2001 Comprehensive loss                                                                                  (248,471)
                                                                                                           ------------
Balance at December 31, 2001                 91,445      $    1      $  220       $(714,900)   $(22,345)   $(737,024)
                                            ===========  ==========  ==========  ============ ============ ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

AEI Resources Holding, Inc.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1999, 2000 and 2001

                                                                                1999          2000          2001
                                                                            -----------  ---------------   ---------
                                                                                         (In Thousands)

Cash Flows From Operating Activities:
   Net loss                                                                   (199,419)   $ (196,704)   $ (226,126)
   Adjustments to reconcile net loss to net cash provided by operating activities
       Depreciation, depletion and amortization                                208,348       253,490       266,639
       Amortization of finance costs included in interest expense                7,875        12,329        15,026
       Provision for deferred income taxes                                     (95,701)      (54,167)         -
       Provision for writedowns and special items                               87,656         1,209          -
       Provision for doubtful accounts                                             531         2,647            13
       Non-cash equipment sales                                                 (9,622)          -             -
       Loss (gain) on sale of assets                                           101,352           251        (8,253)
   Changes in assets and liabilities:
     (Increase) decrease in:
       Receivables                                                               3,632        22,568           196
       Inventories                                                               4,628        18,364        (6,351)
       Prepaid expenses and other non-current assets                             2,353         7,800         4,666
     Increase (decrease) in:
       Accounts payable                                                         12,071       (40,746)      (18,765)
       Other accrued expenses and other non-current liabilities                (52,311)       15,473       135,651
                                                                             ------------ -----------  ------------
                  Total adjustments                                            270,812       239,218       388,822
                                                                             ------------ -----------  ------------
                  Net cash provided by operating activities                     71,393        42,514       162,696
                                                                             ------------ -----------  ------------

Cash Flows From Investing Activities:
   Net proceeds from sale of assets                                             16,022        27,064        14,309
   Disposition of acquired assets resold                                         5,167          -             -
   Additions to property, plant and equipment and mine development and
     contract costs                                                            (93,555)      (69,870)      (85,033)
   Acquisition of coal-mining companies including debt retirement, net of
     cash received                                                             (68,430)         -             -
   Increase in restricted investments                                              -            -          (55,113)
                                                                             ----------- -----------  ------------
                  Net cash used in investing activities                       (140,796)      (42,806)     (125,837)
                                                                             ----------- -----------  ------------

Cash Flows From Financing Activities:
   Borrowings on long-term debt                                                135,782        75,569        14,994
   Repayments on long-term debt                                                (66,261)      (37,563)      (41,301)
   Repayments on capital leases                                                 (4,788)       (2,187)       (2,256)
   Payments for debt issuance and financing costs                              (14,922)       (1,741)         (844)
   Payments for financing costs related to terminated transactions              (2,265)         -             -
   Proceeds from issuance of common stock                                          220          -             -
                                                                             ----------- -----------  ------------
                  Net cash provided by (used in) financing activities           47,766        34,078       (29,407)
                                                                             ----------- -----------  ------------

Net increase (decrease) in cash and cash equivalents                           (21,637)       33,786         7,452

Cash and Cash Equivalents, beginning of year                                    42,614        20,977        54,763
                                                                             -----------  -----------  ------------

Cash and Cash Equivalents, end of year                                       $  20,977    $   54,763     $  62,215
                                                                             ===========  ===========  ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1)      Organization and Basis of Presentation-

(a) Organization--AEI Resources Holding, Inc., a Delaware company, (the Company) operates a coal mining business in the United States. The Company owns AEI Resources, Inc. (Resources) which itself owns numerous direct and indirect subsidiaries. The Company has no other activities other than the ownership of Resources and the maintenance of a stock option plan. As of December 31, 2001, the Company is majority-owned and controlled by Larry Addington. As discussed in Note 2, on February 28, 2002, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code) accompanied by a prepackaged plan of reorganization.

(b) Basis of Presentation and Principles of Consolidation--The accompanying financial statements include the historical accounts of the Company and its majority-owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. Minority interests have not been recorded due to insignificance or deficit equity. Investments in 20-50 percent owned entities are accounted for under the equity method and are not significant. The accompanying financial statements also include the purchase accounting and post-acquisition operations of the following significant acquisitions since their date of acquisition: Princess Beverly (February 1999) and Sunny Ridge (April 1999).

The Company operates in one reportable segment: the production of steam and metallurgical coal from surface and deep mines in Kentucky, West Virginia, Indiana, Illinois and Colorado.

(2)      Liquidity and Bankruptcy Proceedings-

The Company's consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The Company suffered losses and has a negative equity and working capital position at December 31, 2001. The Company has also been unable to meet its debt service obligations during the fourth quarter of 2000 and continuing through February 2002. In addition, as discussed in Note 20, the Company was directed by certain states it does business in to replace its Frontier Insurance Company (Frontier) surety bonds or risk a cessation of operations. The Company has replaced the Frontier bonds that governmental authorities have demanded be replaced. Management's plans to remedy the Company's debt defaults are included in a plan of reorganization.

Beginning on January 28, 2002, prior to the commencement of the Company's Chapter 11 cases, the Company solicited votes for the acceptance or rejection of the Prepackaged Plan of Reorganization (Prepackaged Plan) from the holders of their 10.5% Senior Notes due 2005; the holders of their 6.95% Industrial Revenue Refunding Bonds, Series 1997, due 2028; the holders of their 6.90% Port Facility Revenue Refunding Bonds, Series 1997, due 2022; the holders of their 11.5% Senior Subordinated Notes due 2006 and the holders of claims under the Company's Secured Bank Credit Agreement. Of those voting, the holders of such claims voted unanimously in favor of the Prepackaged Plan.

On February 28, 2002, the Company, together with certain of its direct and indirect debtor subsidiaries, commenced in the United States Bankruptcy Court for the Eastern District of Kentucky (Bankruptcy Court) voluntary cases under chapter 11 of title 11 of the Bankruptcy Code and filed concurrently therewith, as debtors and debtors-in-possession, the Joint Plan of Reorganization of the Debtors dated February 28, 2002 (Plan) and a Solicitation and Disclosure Statement dated January 28, 2002 (Disclosure Statement) relating to the Plan.

The Company received approval from the Bankruptcy Court to pay or otherwise honor its prepetition obligations, including employee wages and benefits. The court also approved the Company's $150,000 debtor-in-possession financing (DIP). The DIP allows the Company to resolve bonding issues and should provide reassurance to employees, suppliers and customers that the Company can continue to operate and meet its commitments without interruption.

The Company has received a commitment from Bankers Trust for a secured credit facility (Exit Facility), to be entered into on the date the Plan becomes effective (Effective Date). The Exit Facility will consist of a $250,000 revolving credit facility, under which revolving loans may be made and letters of credit may be issued up to a sublimit of $200,000 for such letters of credit. The Exit Facility will mature five years after the Effective Date. The Company will use the funds borrowed under the Exit Facility to repay all amounts outstanding under the DIP Facility, to fund certain cash needs on the Effective Date and for working capital needs after emergence. The Exit Facility contains various financial covenants which, among other things, limit additional indebtedness, dividend and other restricted payments, affiliate transactions, mergers and capital expenditures and require the Company to meet certain financial ratios including, but not limited to, interest coverage and maximum leverage ratio, all as defined in the Exit Facility.

The Company is currently in default on its Credit Facility (Note 8b), Senior Notes (Note 8c), Senior Subordinated Notes (Note 8c), Zeigler IRBs (Note 8d) and Kentucky Bank and Trust Loan (Note 8f). Accordingly, this debt has been reflected as a current liability in the accompanying financial statements. Since September 30, 2000, the Company has not made any scheduled principal or interest payments on the Credit Facility, Zeigler IRBs, Senior Notes and the Subordinated Notes and, as a result, has violated various provisions and covenants under these debt instruments, including financial covenants. As of February 28, 2002, the Company has missed scheduled principal and interest payments of $77,500 and $210,723 (excluding penalty interest of $16,907), respectively. The Senior Notes, Senior Subordinated Notes and Zeigler IRBs (New Equity) will be cancelled, and the holders of such notes and bonds will be issued equity in the reorganized company . According to the Plan, current equity will be cancelled and no distributions will be made respect thereof.

Pursuant to the Plan, each lender under the Credit Facility (which had outstanding principal plus fees and accrued interest of $985,777 at February 28, 2002) as of the Effective Date will be converted into (A) such lender's pro rata portion of: (i) the New Senior Secured Term Notes evidencing a senior secured term loan in an aggregate principal amount equal to $475,000, minus Available Cash (as defined in the Disclosure Statement) as of the Effective Date; (ii) $450,000 in aggregate principal amount of New Senior Notes and (iii) Cash in the amount equal to the Bank Claims Cash Distribution Amount (as defined in the Disclosure Statement). The $450,000 New Senior Notes mature in 2009 with a stated interest rate of 11.75%. The New Senior Secured Term Notes mature pursuant to an amortization schedule that requires quarterly installment payments of $5,000 with the sixth anniversary date requiring payment of the outstanding balance. Interest is calculated at LIBOR plus the Applicable Margin, as defined in Exhibit 3 of the Plan. The New Senior Secured Term Notes and New Senior Notes contain various financial covenants which are similar to those in the Exit Facility.

A hearing to consider confirmation of the Plan, including approval of the Disclosure Statement and the solicitation procedures used in connection therewith, and any objections to the Plan is scheduled for April 12, 2002. If the Plan is confirmed, the Company could emerge from bankruptcy shortly thereafter, assuming certain conditions set forth in the Plan are met.

Under Chapter 11, certain claims against a debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the debtor continues business operations as debtor-in-possession. Claims secured against the debtor's assets (secured claims) also are stayed, although the holders of such claims have the right to move the court for relief from the stay. Secured claims are secured primarily by liens on the debtor's property, plant and equipment. During the pendancy of the Company's bankruptcy proceedings, virtually all actions against it are stayed pursuant to section 362 of the Bankruptcy Code. Upon emergence from bankruptcy proceedings, the automatic stay would no longer apply.

Pursuant to SOP 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”, the Company plans on adopting fresh-start reporting upon emergence from bankruptcy. Entities that adopt fresh-start reporting apply the following principles:

•	The reorganization value of the entity should be allocated to the entity's assets in conformity with the procedures specified by SFAS No. 141, "Business Combinations." The reorganization value should be amortized in conformity with SFAS No. 142, "Goodwill and Other Intangible Assets". See Note 3p for a discussion of these statements.

•	Each liability existing at the plan confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid determined at appropriate current interest rates.

•	Deferred taxes should be reported in conformity with generally accepted accounting principles. Benefits realized from preconfirmation net operating loss carryforwards should first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital.

•	Changes in accounting principles that will be required in the financial statements of the emerging entity within the 12 months following the adoption of fresh-start reporting should be adopted at the time fresh-start reporting is adopted.

The Company's on-going financial viability is dependent on Plan confirmation and its ability to improve operations and cash flows. The Company's operating plan includes measures it believes will improve operating profits and cash flows. These measures include, but are not limited to the following: (1) enhancing mine productivity by replacing old, inefficient production equipment, (2) consolidating operations to reduce mine level overhead costs, (3) focusing on high margin properties to achieve the best possible sales and production balance both in terms of coal quality and transportation factors, (4) acquiring strategic, low cost reserves to replace existing operations, (5) utilizing the restructured balance sheet and improved liquidity to establish new relationships with first tier vendors and improve access to new vendors, including improved pricing and payment terms. There can be no assurances that the Plan will be confirmed or that operating profits and cash flows will be realized in an amount sufficient to fund obligations or other liquidity needs.

Bankruptcy proceedings have many variables and are extremely difficult to predict. While not anticipated, the Plan may not be confirmed or the conditions thereto satisfied. This would result in the Company remaining in bankruptcy and possibly a liquidation of the Company. It is also possible that an alternative, third-party plan of reorganization could be proposed and approved by the Bankruptcy Court. Accordingly, we are unable to assess the likelihood of an unfavorable outcome to the Company or estimate the amount or range of potential loss it might sustain should the Plan not be confirmed or not become effective.

(3)      Summary of Significant Accounting Policies and General-

(a) Company Environment and Risk Factors--The Company, in the course of its business activities, is exposed to a number of risks including: the possibility of the termination or alteration of coal sales contracts, fluctuating market conditions of coal (often impacted by the weather) and transportation/fuel costs, competitive industry and overcapacity, changing government regulations, unexpected maintenance and equipment failure, employee benefits cost control, misestimates of proven and probable coal reserves, satisfactory labor relations, loss of key employees, satisfactory resolution of technology issues as well as the ability of the Company to obtain financing, necessary mining permits and control of adequate recoverable mineral reserves. In addition, adverse uncontrollable (wet) weather and geological conditions tend to increase mining costs, sometimes substantially.

The Company is exposed to risks associated with a highly leveraged organization. Such risks include: increased vulnerability to adverse economic and industry conditions, limited ability to fund future working capital, capital expenditures, business acquisitions or other corporate requirements, possible liquidity problems as well as financing and credit constraints (see Note 2).

(b) Inventories--Inventories are stated at average cost, which approximates first-in, first-out (FIFO) cost and does not exceed market. Components of inventories consist of coal, deferred overburden and parts and supplies (Note 5). Coal inventories represent coal contained in stockpiles and exposed in the pit. Deferred overburden represents the costs to remove the earthen matter (i.e., overburden) covering the coal seam in surface mining. Costs to remove overburden are accumulated and deferred on a pro-rata basis as overburden is removed and eventually charged to cost of operations when the coal is extracted and sold. The calculation of deferred overburden requires significant estimates and assumptions, principally involving engineering estimates of overburden removal and coal seam characteristics.

(c) Advance Royalty Payments--The Company is required, under certain royalty lease agreements, to make minimum royalty payments whether or not mining activity is being performed on the leased property. These minimum payments may be recoupable once mining begins on the leased property. The Company capitalizes the recoupable minimum royalty payments and amortizes the deferred costs once mining activities begin or expenses the deferred costs when the Company has ceased mining or has made a decision not to mine on such property. The Company has recorded advance royalties of $22,705 (including $7,670 included in prepaid expense and other and $15,035 included in other non-current assets) in 2000 and $20,723 (including $5,658 included in prepaid expenses and other and $15,065 included in other non-current assets) in 2001.

(d) Depreciation, Depletion and Amortization--Property, plant and equipment are recorded at cost, including construction overhead and interest, where applicable. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Fixed asset depreciation is provided using the straight-line method with estimated useful lives comprising substantially the following ranges:

                                                                   Years
                                                                 -----------

          Buildings                                               10 to 45
          Mining and other equipment and related facilities        1 to 20
          Land improvements                                          15
          Transportation equipment                                 2 to 7
          Furniture and fixtures                                   3 to 10
Depreciation expense for property, plant and equipment for the years ended December 31, 1999, 2000 and 2001 was $90,802, $104,189 and $108,105, respectively.

Mineral reserves are depleted using the units-of-production method, based on estimated recoverable reserves.

Mine development costs are amortized using the units-of-production method, based on estimated recoverable reserves. Costs related to coal sales contracts are amortized as tons are delivered, based on contracted tonnage requirements.

Debt issuance costs are being amortized (included in interest expense) using the effective interest method, over the life of the related debt.

(e) Restricted Cash--Included in other non-current assets is $1,807 and $57,120 for 2000 and 2001, respectively, relating to restricted cash. The increase in restricted cash is directly related to cash held by third parties for bonding (Note 20). The Company also pays amounts as required by various royalty agreements. Certain of these agreements have been disputed by third parties, requiring that cash be paid into an escrow account until the rightful recipient is determined. Additionally, some agreements require amounts be set aside until the completion of reclamation work.

(f) Coal Mine Reclamation and Mine Closure Costs--The Company estimates its future cost requirements for reclamation of land where it has conducted surface and deep mining operations, based on its interpretation of the technical standards of regulations enacted by the U.S. Office of Surface Mining, as well as state regulations.

The Company accrues for the cost of final mine closure and related exit costs over the estimated useful mining life of the developed property or, if purchased, at the date of acquisition. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs common to both types of mining are related to reclaiming refuse and slurry ponds as well as holding and related termination/exit costs. The Company expenses the reclamation of current mine disturbance which is performed prior to final mine closure. The establishment of the end of mine reclamation and closure liability is based upon permit requirements and requires various significant estimates and assumptions, principally associated with regulatory requirements, costs and recoverable coal reserves. Annually, the Company reviews its end of mine reclamation and closure liability and makes necessary adjustments, including mine plan and permit changes and revisions to cost and production levels to optimize mining and reclamation efficiency. The economic impact of such adjustments is generally recorded to cost of operations prospectively as remaining tons are mined. Also, as described in Note 3j, when a mine life is shortened due to change in mine plan, mine closing obligations are accelerated and the related accrual is increased accordingly. Although the Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures, future operating results would be adversely affected if such accruals were later determined to be insufficient. End of mine reclamation and closure expense for 1999, 2000 and 2001 was $16,192, $6,512 and $6,994, respectively, and charges to the accrual for 1999, 2000 and 2001 were $58,834, $38,175 and $36,220, respectively. See Note 3p for discussion of future changes in reclamation accounting (SFAS No. 143).

(g) Income Tax Provision--The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax basis of assets and liabilities and their financial reporting amounts as well as net operating loss carryforwards and tax credits based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(h) Revenue Recognition--Most of the Company's revenues have been generated under long-term coal sales contracts with electric utilities, industrial companies or other coal-related organizations, primarily in the eastern United States. Revenues are recognized on coal sales in accordance with the sales agreement, which is usually when the coal is shipped to the customer and title has passed. The Company also rents and sells equipment and provides repair and contract mining services, and the revenue from such rental, sale and service is recognized when earned. Advance payments received are deferred and recognized in revenue as coal is shipped or rentals are earned.

The Company grants credit to its customers based on their creditworthiness and generally does not secure collateral for its receivables.

(i) Shipping and Handling Fees and Costs--Consistent with Emerging Issues Task Force Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs” (EITF 00-10), the Company classifies shipping and handling costs billed to customers as sales. Shipping and handling fees and costs are included in Cost of Operations.

(j) Asset Impairments and Accelerated Mine Closing Accruals--In certain situations, expected mine lives are shortened because of changes to planned operations. When that occurs and it is determined that the mine's underlying costs are not recoverable in the future, reclamation and mine closing obligations are accelerated and the mine closing accrual is increased accordingly. Also, to the extent that it is determined that asset carrying values will not be recoverable during a shorter mine life, a provision for such impairment is recognized. The Company follows Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” which requires that projected future cash flows from use and disposition of the Company's assets be compared with the carrying amounts of those assets. When the sum of projected cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, the Company generally utilizes discounted cash flows to determine the fair value of the assets being evaluated.

(k) Employee Benefits--Postretirement Benefits Other Than Pensions – As prescribed by SFAS No. 106, “Employers' Accounting for Postretirement Benefits Other Than Pension,” the Company accrues, based on annual outside actuarial valuations, for the expected costs of providing postretirement benefits other than pensions, which are primarily medical benefits, during an employee's actual working career.

Workers' Compensation and Black Lung Benefits – Certain of the Company's subsidiaries are liable under federal and state laws to pay workers' compensation and pneumoconiosis (black lung) benefits to eligible employees, former employees and their dependents. The Company is self-insured for significant federal and state workers' compensation and black lung benefits. The Company utilizes a combination of loss-sensitive insurance, self-insurance and state workers' compensation fund participation to secure its on-going obligations depending on the operation. The Company accrues for its workers' compensation and black lung obligations on a present value basis determined by outside actuarial valuations.

Postemployment Benefits – As prescribed by SFAS No. 112, “Employers' Accounting for Postemployment Benefits,” the Company provides certain postemployment benefits, primarily medical benefits, to certain former and inactive employees and their dependents during a time period following employment. The Company accrues the present value of expected future benefits, based on outside actuarial valuations, during an employee's actual working career.

(l) Stock-Based Compensation--These financial statements include the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation". With respect to accounting for its stock options, as permitted under SFAS No. 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations.

(m) Management's Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(n) Reclassifications--Certain reclassifications of prior year amounts were made to conform with the current year presentation with no effect on previously reported net loss or stockholders' equity (deficit).

(o) Statements of Cash Flows--For purposes of the statements of cash flows, the Company considers investments having maturities of three months or less at the time of the purchase to be cash equivalents.

           Supplemental disclosure:

                                             1999        2000       2001
                                          ---------    --------   --------

       Cash paid for interest             $ 119,239    $ 95,865    $ 4,311
       Income taxes paid (refunded)           2,385        (200)         5
No interest has been capitalized in 1999, 2000 or 2001. The 1999 statement of cash flows is exclusive of non-cash property sale proceeds of $17,437 of which $7,066 is included in accounts receivable, $9,566 in prepaid expenses and other and $805 in other non-current assets, non-cash property additions of $2,525 and non-cash insurance premium financing of $9,461 included in prepaid expenses and other.

The 2000 statement of cash flows is exclusive of non-cash property sale proceeds of $1,060 included in accounts receivable, non-cash property additions of $9,923, non-cash insurance premium financing of $9,126 included in prepaid expenses and other and a non-cash accrual of $10,076 with a corresponding increase to other non-current assets.

The 2001 statement of cash flows is exclusive of non-cash property sale proceeds of $788 included in accounts receivable, non-cash property additions of $4,364, non-cash insurance premium financing of $14,951 included in prepaid expenses and other and discharge of a note payable of $2,403 through a release of advance royalties.

(p) Accounting Pronouncements--In September 2001, the staff of the Financial Accounting Standards Board (FASB) cleared SFAS No. 133 Implementation Issue Number C16 (C16), which relates to scope exceptions in applying the normal purchases and sales exception for commodity contracts that contain volumetric variability or optionality under paragraph 10b of SFAS No. 133. C16 is effective for the Company on April 1, 2002. The Company does not believe adoption of C16 will have an effect on the Company. The Company believes its coal contracts with volumetric variability or optionality are exempted out of SFAS No. 133, because they fail to meet the net settlement criteria of SFAS No. 133, which would preclude such contracts from being considered derivatives.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”; SFAS No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 143, “Accounting for Asset Retirement Obligation”. SFAS No. 141 eliminates the pooling-of-interests method and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. It also requires intangible assets acquired in a business combination to be recognized separately from goodwill. SFAS No. 141 is expected to have no future impact on the Company's financial position or results of operations with respect to business combination transactions that have occurred prior to June 30, 2001. The primary impact to the Company will be in the allocation of the purchase price of any future business combinations to the fair value of net assets acquired, including goodwill and other intangible assets. The Company will apply SFAS No. 141 in fresh start accounting (Note 2) pursuant to SOP 90-7 upon emerging from bankruptcy. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for upon their acquisition and afterwards. The Company is currently analyzing the impact of SFAS No. 142, which is required to be adopted January 1, 2002. The primary impact of SFAS No. 142 is that future goodwill and intangible assets with indefinite lives will no longer be amortized beginning in 2002. Instead of amortization, goodwill will be subject to an assessment for impairment by applying a fair-value-based test annually and more frequently if circumstances indicate a possible impairment. If the carrying amount of goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The Company does not have recorded significant goodwill or intangible assets. Accordingly, these new accounting rules will not presently have a significant impact on the Company but will have a significant effect upon fresh start accounting.

SFAS No. 143 addresses asset retirement obligations that result from the acquisition, construction or normal operation of long-lived assets. It requires companies to recognize asset retirement obligations as a liability when the liability is incurred at its fair value. The adoption of SFAS No. 143 will affect the Company's recording of reclamation and closure obligations and disclosure requirements. Currently, the Company records the full (undiscounted) liability for end-of-mine reclamation obligations of all acquired mines in current dollars. Developed mines accrue at a rate per ton over its active life to the end-of-mine obligation. SFAS No. 143 will require the Company to cease the per-ton accrual approach and to discount all end-of-mine obligations to their fair values. The future accretion of the discounted obligation will be recorded to cost of operations. The Company is currently analyzing the impact of this Statement, which is required to be adopted January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is required to be adopted January 1, 2002. SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30, “Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” and combines the two accounting models into a single model based on the framework established in SFAS No. 121. Effects of adopting SFAS No. 144 on January 1, 2002 have had no material impact on the earnings and financial position of the Company.

(q) Comprehensive Loss--The Company complies with SFAS No. 130, “Reporting on Comprehensive Income”, by establishing standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Other comprehensive income can include, among other items, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. In 2001, the Company recorded as comprehensive loss in stockholders' equity (deficit) a minimum pension liability increase of $22,345 to properly record the pension liability in accordance with the actuary calculations. The Company has no other items of other comprehensive income or loss.

(4)      Acquisitions-

The following acquisitions have each been accounted for as a purchase, and their results of operations have been included with that of the Company since the date of acquisition.

(a) Princess Beverly--In February 1999, the Company acquired all the capital stock of Princess Beverly Coal Company, a coal mining business with operations in West Virginia, for the purchase price of approximately $11,500. The Company also acquired approximately a 1% interest in Hanna Land Company LLC, a limited liability company established to develop a coal mining property in West Virginia owned by the Company. The Company also has an option to purchase (and the owner has the right to put) the remaining 99% in Hanna Land Company LLC for $12,000 upon the successful permitting of the mining property.

(b) Sunny Ridge--In April 1999, the Company acquired all of the common stock of Sunny Ridge Enterprises, Inc., a coal mining business with operations in Kentucky, for the purchase price of $50,000, plus a working capital adjustment, as defined in the stock purchase agreement.

The following unaudited pro forma information for the periods shown below gives effect to the aforementioned acquisitions as if they had occurred on January 1, 1999:

                                           1999
                                         ---------
                                         Unaudited

                    Revenues            $ 1,352,200
                    Net loss               (199,200)
The unaudited pro forma information assumes that the Company owned the aforementioned acquisitions at January 1, 1999 and includes adjustments for depreciation, depletion and amortization and interest expense. The unaudited pro forma financial data is presented for information purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had such acquisitions been consummated at the beginning of these periods and is not intended to be a projection of future results. Certain purchase accounting adjustments related to the acquisitions have been recorded in the accompanying financial statements.

(5)      Inventories-

           As of December 31, 2000 and 2001, inventories consisted of the following:

                                          2000            2001
                                    --------------     ------------

          Coal                      $      27,648       $     27,438
          Deferred overburden              34,360             39,019
          Parts and supplies               22,685             24,587
                                    --------------     -------------
                                    $      84,693       $     91,044
                                    ==============      ============

(6)      Property, Plant and Equipment-

Property, plant and equipment, including mineral reserves and mine development and contract costs at December 31, 2000 and 2001 are summarized by major classification as follows:

                                                                        2000          2001
                                                                    ------------  ------------

       Land and land improvements                                 $    75,402      $   78,475
       Mining and other equipment and related facilities              506,880         527,500
       Mine development and contract costs                            166,534         178,839
       Mineral reserves                                             1,520,609       1,501,611
       Mine development in process                                      7,975           6,792
       Construction work in process                                     5,416          12,416
                                                                  --------------   -----------
                                                                    2,282,816       2,305,633
       Less - accumulated depreciation, depletion and amortization   (489,191)       (718,303)
                                                                  --------------   ------------
       Net property, plant and equipment                          $ 1,793,625     $ 1,587,330
                                                                  =============   =============
Included in property, plant and equipment is $13,391 for 2000 and $19,208 for 2001 related to development and construction projects for which depreciation, depletion and amortization have not yet commenced. The Company reviews realization of these projects on a periodic basis.

Accumulated amortization for intangible assets which include debt issuance costs and contract costs as of December 31, 2000 and 2001 was $50,618 and $101,500, respectively.

(7)      Accrued Expenses and Other-

           Accrued expenses and other as of December 31, 2000 and 2001 consisted of the following:

                                                            2000           2001
                                                       --------------  -------------

    Payroll, bonus and vacation                               37,857         42,082
    Non-income taxes                                          28,297         24,202
    Exit fee - Credit Facility (Note 8b)                      15,793         15,793
    Deferred revenues                                         11,777          6,669
    Debt service reserve - Zeigler IRB (Note 8d)              10,076         10,076
    Royalties                                                  7,110          7,563
    Other                                                     15,590         14,808
                                                       ---------------  -------------
                                                       $     126,500    $   121,193
                                                       ===============  =============

(8)      Debt-

(a) Long-Term Debt and Capital Leases--Long-term debt and capital leases as of December 31, 2000 and 2001 consisted of the following:

                                                                                     2000         2001
                                                                               -------------   ------------

      Credit Facility (Note 8b):
           Term Loan A - Original                                              $   225,000     $  223,021
           Term Loan A - Amended                                                    75,000         74,340
           Term Loan B                                                             332,500        329,576
           Revolving Credit Facility                                               177,719        182,163
      10.5% Senior Notes (Note 8c)                                                 200,000        200,000
      11.5% Senior Subordinated Notes (Note 8c)                                    150,000        150,000
      Zeigler Industrial Revenue Bonds (Note 8d)                                   145,800        145,800
      Notes payable to sellers of Cyprus Subsidiaries ($10,386 and $3,462),
         Mid-Vol ($9,000 and $6,000), Leslie Resources ($2,784 and $-) and
         Ikerd-Bandy ($3,023 and $2,159) (Note 8e)                                  25,193         11,621
      Kentucky Bank & Trust Loan (Note 8f)                                           8,132          8,132
      Capital leases (Note 12b)                                                      5,202          2,969
      Other                                                                          6,329          7,261
                                                                               --------------  -------------
               Total                                                             1,350,875      1,334,883
               Less - current portion                                            1,333,477      1,329,651
                                                                               --------------  --------------
               Long-term debt                                                  $    17,398     $   5,232
                                                                               ==============  ==============
Accrued interest at December 31, 2000 and 2001 is $54,288 and $216,443, respectively. As discussed in Note 2, the Company has not made various interest payments due in October 2000 through December 2001; however, the Company has continued to accrue such amounts due in the accompanying financial statements.

Principal maturities of long-term debt and capital leases as of December 31, 2001 are as follows:

                                       Year Ended December 31:
                                        2002                        1,329,651
                                        2003                            4,980
                                        2004                              252
                                                                --------------
                                                                 $  1,334,883
                                                                ==============

(b) Credit Facility--The Credit Facility consists of Term Loan A Facilities (Original Tranche A maturing in 2003 and Amended Tranche A maturing in 2004), a Term Loan B Facility (maturing in 2004) and a $182,163 senior secured revolving credit facility (Revolver), maturing in 2003. Interest is calculated on the ABR (alternative base rate) plus the Applicable Margin, as defined in the Credit Facility. The Applicable Margin is determined pursuant to a formula based on the Company's financial performance. The ABR is the higher of the Federal Funds Rate plus 0.5% and the Prime Rate. The interest rates as of December 31, 2001 and average interest rates for 2001 were as follows: Original Tranche Term Loan A (9.0% and 11.18%), Amended Tranche Term Loan A (10.0% and 12.18%), Term Loan B (9.5% and 11.68%) and Revolver (9.0% and 11.18%). The Credit Facility is collateralized primarily by capital stock of most of the Company's subsidiaries, along with substantially all accounts receivable; inventory; property, plant and equipment; intangibles; contract rights and other personal and real property of the Company and most of its subsidiaries. The Company and most of its subsidiaries have guaranteed the Credit Facility.

Effective June 15, 2000, the Company amended and restated its Credit Facility to modify the payment terms and covenant requirements. The changes included, among others, deferred principal payments, increased interest rates and amended financial covenant ratios. Term Loan A under the Credit Facility was separated into an Original Tranche and Amended Tranche. The Amended Tranche aggregates $75,000 in principal with final maturity on December 14, 2004. The Original Tranche aggregates $225,000 in principal with final maturity on December 31, 2003. Both Original and Amended Tranches contain new repayment terms. The Company incurred an exit fee equal to 2% of Credit Facility borrowings at June 15, 2000 ($15,793) payable to the lenders on the earlier of (i) the maturity date of each respective Tranche or (ii) the date such Tranche is accelerated, refinanced, restructured or replaced. The exit fee has been recorded as an increase in debt issuance costs and accrued expenses and other. Mandatory prepayments are required based on the following: (i) casualty events, as defined and based on specified calculations and limitations, (ii) disposition events, as defined and based on specified calculations and limitations, (iii) debt issuances – all net available proceeds from any debt issuance, (iv) excess cash flow, as defined and calculated and (v) equity issuances, as defined and based on specified calculations and limitations. The Company has the option to prepay the Amended Tranche at prices of 102% in 2002 and 101% in 2003.

The Credit Facility contains various financial covenants which, among other things, limit additional indebtedness, dividend and other restricted payments, affiliate transactions, mergers and capital expenditures and require the Company to meet certain financial ratios, including but not limited to interest coverage and maximum leverage ratio, all as defined in the Credit Facility. In addition, the Credit Facility is generally required to be prepaid with 50% of annual Excess Cash Flow, as defined in the Credit Facility, 100% of proceeds from the incurrence of additional debt, 100% of proceeds from asset sales or dispositions above certain defined thresholds or 50% of the net proceeds from the issuance of equity securities. As of December 31, 2000 and 2001, the Company was in violation of various financial and other covenants including the non-payment of principal and interest payments due giving rise to an Event of Default. During the default period, the Company must pay a higher interest rate to its lenders. As a result of the Event of Default, the entire Credit Facility is classified as a current liability in the accompanying balance sheets.

As of December 31, 2001, the Company has $182,163 in outstanding borrowings under the Revolver. In addition, the Company has letters of credit in the amount of $20,431 issued under the Revolver. These letters of credit cover the following:

                                        Insurance/Workers' compensation/Reclamation bonds   $  18,931
                                        Mineral leases/Royalties                                1,500
                                                                                            ---------
                                                                                            $  20,431
                                                                                            =========
As of December 31, 2001, due to default status, the Company was restricted from making additional borrowings under the Revolver. See Note 2 for changes related to the Credit Facility under the Plan.

(c) 10.5% Senior Notes and 11.5% Senior Subordinated Notes--On December 14, 1998, Resources and AEI Holding Company, Inc. (a subsidiary) co-issued $200,000 of 10.5% Senior Notes due 2005 (Senior Notes).

Also on December 14, 1998, Resources issued $150,000 of 11.5% Senior Subordinated Notes due 2006 (Subordinated Notes).

The Senior Notes mature in their entirety on December 15, 2005, and the Subordinated Notes mature in their entirety on December 15, 2006. The Senior Notes and Subordinated Notes are general, unsecured obligations of the issuers. Interest is payable on June 15 and December 15 of each year. The Company has the option to redeem the Senior Notes and Subordinated Notes on or after December 15, 2002, at redemption prices ranging from 105.25% in 2002 to 100% in 2005. Before December 15, 2002, the Company may redeem the Senior Notes and Subordinated Notes at the face amount plus accrued and unpaid interest, liquidated damages, if any, and an applicable “make whole premium” of up to $11,500 and $8,625, respectively.

Upon a change in control (as defined in the documents governing the Senior Notes and the Subordinated Notes), the Company will be required to make an offer to purchase all outstanding Senior Notes and Subordinated Notes at 101% of the principal amount. The Senior Notes and Subordinated Notes are jointly and severally guaranteed on a senior unsecured basis by the Company and each of the Company's current and future domestic majority-owned subsidiaries, other than Yankeetown Dock Corporation. In addition to containing various restrictive financial covenants, the Senior Notes and Subordinated Notes restrict, among other things, additional indebtedness, issuance of preferred stock, dividend payments, mergers, sale of subsidiaries and assets and affiliate transactions. In addition, the Senior Notes and Subordinated Notes contain default provisions whereby the failure to pay principal or interest on certain indebtedness of the Company or a default which results in the acceleration of certain indebtedness prior to its express maturity causes an event of default. As of December 31, 2000 and 2001, the Company had not paid interest when due thereby giving rise to an Event of Default. As such, the entire balance of the Senior Notes and Subordinated Notes are classified as a current liability in the accompanying balance sheets.

The Company filed an initial registration statement for the Senior Notes with the Securities and Exchange Commission on February 12, 2000 and filed an amendment to the initial registration statement on April 29, 2000. Subsequently, the Company had planned to file a registration statement for the Subordinated Notes; however, the Company withdrew the Senior Notes' registration statement on May 31, 2001. Because the registration statements were not filed or declared effective within the time periods allotted in the documents governing the Senior Notes and the Senior Subordinated Notes, the Company has been required to pay liquidated damages to the holders of the Senior Notes and Subordinated Notes. For the Senior Notes, the Company is accruing the maximum liquidated damages of 50¢ per one thousand dollars principal amount (aggregating to $100 per week) per week until the registration statement is declared effective. For the Subordinated Notes, the Company is also accruing the maximum liquidated damages of 50¢ per one thousand dollars principal amount (aggregating to $75 per week) per week until the registration statement is declared effective.

During 1999, 2000 and 2001, the Company incurred liquidated damages pursuant to the Senior Note and Subordinated Note indentures, exclusive of penalty interest (Note 2), of $3,803, $7,177 and $8,846, respectively. If the registration statements do not become effective during 2002 and no reorganizaton occurs, the Company will incur aggregate liquidated damages of $9,125 during 2002. Accrued but unpaid liquidated damages are included in accrued interest in the accompanying balance sheets.

See Note 2 for changes related to the Senior Notes and Subordinated Notes under the Plan.

(d) Industrial Revenue Bonds--In connection with the Zeigler acquisition, the Company assumed floating rate industrial revenue bonds (IRBs) issued by the Peninsula Ports Authority of Virginia ($115,000) and Charleston County, South Carolina ($30,800) (collectively, the Zeigler IRBs). On April 1, 1999, the Company refinanced the Zeigler IRBs. The interest on the Peninsula Ports Authority of Virginia bonds is currently fixed at 6.90%, and the interest on the Charleston County, South Carolina bonds is currently fixed at 6.95%. Interest is payable semi-annually on both bonds. The principal amount owed to the Peninsula Ports Authority of Virginia is due in two equal lump-sum payments on April 30, 2022 and May 2, 2022, and the principal amount owed to Charleston County, South Carolina is due in one lump-sum payment on August 10, 2028.

The Zeigler IRBs contain redemption features which allow the issuers, at the direction of the Company, the option to redeem the Zeigler IRBs on or after April 1, 2009 at redemption prices ranging from 102% in 2009 to 100% in 2013. In addition, unless the bonds are Investment Grade rated, as defined, as of April 1, 2009, the Zeigler IRBs will be subject to mandatory sinking fund requirements of $9,200 per year through 2022 and $1,500 per year thereafter through 2028.

Upon a change in control, as defined in the documents governing the Zeigler IRBs, the Company, at the direction of the then current bondholders, will be required to make an offer to purchase all outstanding bonds at 103%. The Zeigler IRBs are unsecured but are guaranteed by substantially the same entities that guarantee the Senior Notes and Subordinated Notes described in Note 8c above. The documents also contain default provisions whereby the failure to pay principal or interest on certain indebtedness of the Company or a default which results in the acceleration of any indebtedness prior to its express maturity causes an event of default. An event of default also occurs when the Company is in default under certain of its indebtedness. As of December 31, 2000 and 2001, an Event of Default had occurred under the terms of the Zeigler IRBs as the Company had not paid interest due nor had it made the required funding under the debt service reserve fund (discussed below). As such, the Zeigler IRBs are classified as a current liability in the accompanying balance sheets.

Beginning with the four quarters ended June 30, 2000, the Company's guarantee under the Zeigler IRBs requires the establishment of a debt service reserve fund in an amount equal to one year's interest (approximately $10,076) in the event the Company's fixed charge ratio, as defined, is less than 2 to 1. Amounts in the debt service reserve fund may thereafter be returned to the Company if the ratio is later achieved for a period of six consecutive quarters. The Company's fixed charge ratio, as defined for the four quarters ended June 30, 2000 and for the year ended December 31, 2001, was below the 2 to 1 requirement. The Company has accrued, but not paid, the required debt service reserve fund amount due.
See Note 2 for changes related to the Zeigler IRBs under the Plan.

(e) Seller Notes Payable--In connection with the acquisitions of Ikerd-Bandy, Leslie Resources, Cyprus Subsidiaries and Mid-Vol, the Company entered into notes payable to the sellers of these businesses (Seller Notes). The Cyprus Subsidiaries Seller Notes are secured and the other Seller Notes are unsecured and bear interest (or have been discounted) at rates ranging from 5% to 10%. During 2001, the Leslie Resources note was retired early (via a non-cash exchange) while the remaining Seller Notes mature from 2002 to 2004.

(f) Kentucky Bank and Trust Loan--The Company has an unsecured note payable to Kentucky Bank and Trust (KB&T Note) in the amount of $8,132. The note bears interest at a rate equal to the daily floating prime rate as published in the The Wall Street Journal (4.75% at December 31, 2001) with a maturity date of September 3, 2007. This note carries covenants similar to those of the Credit Facility described in Note 8b above. In addition, the agreement contains default provisions whereby the failure to pay principal or interest on certain indebtedness of the Company or a default which permits the acceleration of certain indebtedness prior to its express maturity or an increase in the interest rate on certain indebtedness causes an event of default under the KB&T Note. Because events of default have occurred, the entire balance is classified as a current liability in the accompanying balance sheets. The KB&T Note is guaranteed by substantially the same entities that guarantee the Credit Facility and by Larry Addington and an affiliate has pledged assets as additional security for the loan. The Company is prohibited from making principal payments on the KB&T Note prior to the earlier of June 30, 2005 or 91 business days after the satisfaction in full of all obligations under the Credit Facility.

(9)      Income Taxes-

           The provision (benefit) for income taxes is comprised of the following:

                                            1999               2000               2001
                                       ---------------    ---------------    ---------------

         Tax provision (benefit):
              Current                  $      2,191       $       1,069      $       1,376
              Deferred                      (95,701)            (54,167)              -
                                       -- ------------    --- -----------    --- -----------
                                       $    (93,510)      $     (53,098)     $       1,376
                                       == ============    === ===========    === ===========
The following table presents the difference between the actual tax provision (benefit) and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to the 1999, 2000 and 2001 loss before income taxes.

                                                                    1999           2000         2001
                                                               ----------------  ----------  -------------

       Federal provision computed at statutory rate            $  (102,536)   $   (87,805)   $  (78,419)
       State income tax (net of federal tax benefits and
          apportionment factors) computed at statutory rate         (7,330)       (10,737)       (7,613)
       Valuation allowance                                           5,115         36,269        82,510
       Percentage depletion in excess of cost                       (3,500)          -             -
       Mineral reserves amortization                                14,741          7,223         4,898
       Other                                                          -             1,952          -
                                                               -------------  -------------  ------------
                                                               $   (93,510)   $   (53,098)   $    1,376
                                                               =============  =============  ============
Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000 and 2001 are summarized as follows:

                                                                      2000            2001
                                                                -------------     ------------

          Deferred Tax Assets:
             Accrued employee benefits                          $  230,286         $  236,280
             Accrued reclamation and closure                       145,121            159,242
             AMT credits                                            28,547             33,315
             Net operating loss carryovers                          48,173            138,263
             Patents and technology                                 11,537             11,795
             Additional minimum pension liability                     -                 8,776
             Other                                                  43,572             14,064
                                                                ------------      ------------
                                                                   507,236            601,735
             Valuation allowance                                   (49,399)          (177,142)
                                                                ------------      -------------
                                                                   457,837            424,593
                                                                ------------      -------------
          Deferred Tax Liabilities:
             Property, plant and equipment                         186,564             15,255
             Mineral reserves and mine development costs           239,169            378,402
             Other                                                  32,104             30,936
                                                                ------------      -------------
                                                                   457,837            424,593
                                                                ------------      -------------
                   Net deferred tax liability                   $     -            $      -
                                                                ============      =============

          Classified in balance sheets:
             Other current assets                               $   12,750         $   13,010
             Noncurrent liabilities                                 12,750             13,010
The Company has alternative minimum tax (AMT) credits of $33,315 with no expiration date. Certain subsidiaries have carryforwards for net operating losses (NOL) and AMT NOLs of approximately $16,000 and $4,800, respectively, which may only be used by these subsidiaries and, if not used, will expire between 2012 and 2018. NOL carryforwards may also be limited under certain ownership changes. Other NOL and AMT NOL carryforwards aggregating approximately $335,994 and $176,827, respectively, if not used, will expire between 2011 and 2021 and 2020 and 2021, respectively.

A deferred tax asset valuation allowance was recorded in 2000 and 2001 due to uncertainties in realization using the more likely than not methodology. After completion of the 2000 income tax returns, deferred tax assets and liabilities were adjusted. The net effect of these adjustments was to increase net deferred tax assets, which were offset by an increase of $36,457 in the valuation allowance. The adjustments had no impact on 2000 income or balance sheet classification.

Included in the valuation allowance at December 31, 2001 is $8,776 to cover the deferred tax asset recognized by the recording of the additional minimum pension liability in other comprehensive loss (OCL). Pursuant to SFAS No. 109, if the tax asset that results from recording pension liability through equity is fully reserved with a valuation allowance, there is no net income tax expense or benefit to be allocated to equity OCL.

Certain preacquisition contingencies exist relating to income tax matters which, when ultimately resolved, may adjust the purchase accounting of the respective acquisition. In 2001, the Company decreased its tax contingency account (included in other non-current liabilities) by $15,000 due to updates made in its state and federal tax exposures. The offsetting credit was recorded to mineral reserves pursuant to purchase accounting rules.

The Plan (Note 2) will cause a variety of tax implications. Because the cancellation of the Company's indebtedness will occur in a case brought under the Bankruptcy Code, the Company will not be required to recognize any cancellation of indebtedness (COI) income realized as a result of the implementation of the Plan of Reorganization. However, the Company will be required to reduce certain tax attributes, including its net operating losses and loss carryforwards and its tax basis in its assets, in an amount generally equal to the amount of COI income excluded from income.

The Company believes that some of its NOLs (including AMT NOLs) may be eliminated after consummation of the Plan, but whether any such elimination will actually occur and the extent of any such elimination is uncertain because among other things, it will depend on the fair market value of the new common stock and the issue price of the New Senior Secured Term Notes and New Senior Notes on the effective date. It is possible that a substantial portion of the Company's AMT NOLs could be eliminated and thus the Company's AMT liability after the effective date of the Plan could be significantly increased.

The Plan is also expected to trigger an ownership change of the Company's consolidated group on the effective date. As a result, the use of pre-ownership change NOLs (and certain other tax attributes) will generally be subject to an annual limitation. Except as otherwise allowed, the annual limitation will generally be the product of the long-term tax-exempt rate (as published by the Internal Revenue Service for the month in which the ownership change occurs) and the value of the Company's stock immediately before the ownership change. Because the Company is in a case under the Bankruptcy Code, there are two exceptions to the general limitation above. The first exception applies where qualified creditors receive at least 50% of the vote and value of the stock of the reorganized Company. Under this exception, the pre-change NOLs are not subject to an annual limit but are instead reduced by the amount of any interest deductions allowed during the three taxable years preceding the taxable year in which the ownership change occurs, and during the part of the taxable year prior to and including the effective date of the Plan. The second exception requires no reduction of pre-change NOLs but provides relief in the form of a relaxed computation of the annual limit. The value of the Company's outstanding stock will be increased to reflect the cancellation of indebtedness (but the value of such stock as adjusted may not exceed the value of the Company's gross assets immediately before the ownership change (subject to certain adjustments)).

(10) Employee Benefits-

           Employee benefits at December 31, 2000 and 2001 are summarized as follows:

                                                                        2000             2001
                                                                   ---------------   ------------

               Postretirement benefits                             $      417,441      $  427,363
               Workers' compensation and black lung benefits              114,162         120,091
               Coal Act benefits                                           51,150          50,373
               Pension benefits                                             5,005           2,729
               Additional minimum pension liability                          -             22,345
               Postemployment benefits                                      2,832           2,192
                                                                   --- -----------   ------------
                        Total                                             590,590         625,093
                        Less - current portion                             33,494          39,663
                                                                   --- -----------    ------------
                        Long-term portion                          $      557,096     $   585,430
                                                                   === ===========    =============

(a) Pension and Other Postretirement Benefits--Prior to the Cyprus Subsidiaries acquisition on June 29, 1998, the Company did not have any defined benefit pension plans, postretirement or postemployment benefits or United Mine Workers of America (UMWA) Combined Benefit Fund (Coal Act) obligations. In conjunction with certain of the 1998 and 1999 acquisitions, the Company acquired or agreed to put in place benefit plans providing pension benefits to certain employees and postretirement healthcare and life insurance to eligible union employees.

Effective September 2, 1998, the Company acquired a non-contributory defined benefit pension plan covering all salaried and non-union employees of Zeigler and its subsidiaries. Effective January 1, 1999, the Company amended and restated this plan to cover all salaried and non-union employees of the Company. Effective August 1, 1999, this plan was divided into two plans, one to be maintained by the Company and the other to be maintained by West Virginia-Indiana Coal Holding Company, Inc., a subsidiary of the Company. The union employees at one of the Company's acquired mines are covered by a separate defined benefit pension plan. Benefits are generally based on the employee's years of service and compensation during each year of employment. The Company's funding policy is to make the minimum payment required by the Employee Retirement Income Security Act of 1974.

Summaries of the changes in the benefit obligations, plan assets (consisting principally of common stocks and U.S. government and corporate obligations) and funded status of the plans are as follows:

                                                                                  Other Postretirement
                                                     Pension Benefits                  Benefits
                                                 -------------------------  ----------------------------
                                                    2000          2001          2000           2001
                                                 -----------   -----------  -------------  -------------

    Change in Benefit Obligations:

    Benefit obligations at January 1             $   88,141    $   94,324   $    384,740   $   402,711
       Adjustment for R&F Coal                         -             -            (5,789)         -
       Service cost                                   3,017         3,026          3,748         4,125
       Interest cost                                  6,537         6,623         27,467        29,196
       Actuarial (gain) loss                          5,574           891         11,159        15,686
       Benefits paid                                 (8,945)       (9,947)       (18,614)      (22,258)
                                                 -----------   -----------  -------------  -------------
    Benefit obligation at December 31            $   94,324    $   94,917   $    402,711   $   429,460
                                                 ===========   ===========  =============  =============
    Change in Plan Assets:

    Fair value of plan assets at January 1       $   90,863    $   77,330   $       -      $      -
       Actual return on plan assets                  (4,588)       (4,216)          -             -
       Employer contributions                          -            3,973         18,614        22,258
       Benefits paid                                 (8,945)       (9,947)       (18,614)      (22,258)
                                                 -----------   -----------  -------------  -------------
    Fair value of plan assets at December 31     $   77,330    $   67,140   $       -      $      -
                                                 ===========   ===========  =============  =============

    Funded Status of the Plans:

    Accumulated obligations less Plan assets     $  (16,994)   $  (27,777)  $   (402,711)  $  (429,460)
    Unrecognized actuarial (gain) loss               12,716        25,702        (14,730)        2,097
    Unrecognized prior service cost                    (727)         (654)          -             -
    Additional minimum pension liability               -          (22,345)          -             -
                                                 -----------   -----------  -------------  -------------
    Net liability recognized                     $   (5,005)   $  (25,074)  $   (417,441)  $  (427,363)
                                                 ===========   ===========  =============  =============

                                                  Pension Benefits              Other Postretirement Benefits
                                          ----------------------------------  -----------------------------------
                                            1999         2000       2001        1999        2000         2001
                                          ----------  ----------  ----------  ----------  ----------  -----------

    Net Periodic Benefit Cost:

    Service cost                          $  2,907    $  3,017    $  3,026    $  1,506    $   3,748   $    4,125
    Interest cost                            6,362       6,537       6,623      27,067       27,467       29,196
    Expected return on assets               (8,150)     (8,194)     (7,886)       -            -            -
    Amortization of:
       Prior service cost                      (73)        (73)        (73)       -            -            -
       Actuarial gain                           (3)         (5)         (4)        (93)        (635)      (1,141)
       Settlement charge                       224        -           -           -            -            -
                                          ----------  ----------  ----------  ----------  ----------  -----------
    Benefit cost                          $  1,267    $  1,282    $  1,686    $ 28,480    $  30,580   $   32,180
                                          ==========  ==========  ==========  ==========  ==========  ===========

    Weighted Average Assumptions:

    Discount rate                             7.25%       7.25%       7.25%       7.25%       7.25%        7.25%
    Expected return on plan assets            9.50%       9.50%       9.50%       NA          NA           NA
    Rate of compensation increase             4.00%       4.00%       4.00%       NA          NA           NA
For measurement purposes in 2000 and 2001, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed, gradually decreasing to 5% in 2010 and remaining level thereafter.

Net periodic benefit cost is determined using the assumptions as of the beginning of the year, and the funded status is determined using the assumptions as of the end of the year.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $94,242, $90,798 and $77,189, respectively, as of December 31, 2000 and $94,917, $92,202 and $67,140, respectively, as of December 31, 2001.

The expense and liability estimates can fluctuate by significant amounts based upon the assumptions used by the actuaries. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                               1-Percentage-Point  1-Percentage-Point
                                                                   Increase            Decrease
                                                               -----------------   ------------------

     Effect on total of service and interest cost components       $   4,900           $  (3,800)
     Effect on postretirement benefit obligation                      59,000             (45,000)

(b) Multi-Employer Pension and Benefits Plans (UMWA Pension Plan)--Certain of the Company's subsidiaries are required under their respective contracts with the UMWA to pay amounts based on hours worked to the UMWA Pension Plan and Trust, a multi-employer pension plan covering all employees who are members of the UMWA. The accompanying consolidated statements of operations include $532, $476 and $377 of expense in 1999, 2000 and 2001, respectively, applicable to the plan. The Employee Retirement Income Security Act of 1974 (ERISA), as amended in 1980, imposes certain liabilities on contributors to multi-employer pension plans in the event of a contributor's complete or partial withdrawal from the plan. The withdrawal liability would be calculated based on the contributor's proportionate share of the plan's unfunded vested liabilities.

(c) UMWA Combined Benefit Fund (Coal Act)--The Company provides healthcare benefits to eligible retirees and their dependents. Retirees who were members of the UMWA and who retired on or before December 31, 1975 received these benefits from multi-employer benefit plans. The Company contributed to these funds based on the number of its retirees in one of the funds and based on hours worked by current UMWA members for the other fund. Current and projected operating deficits of these trusts led to the passage of the Coal Industry Retiree Health Benefit Act of 1992 (the Coal Act). The Coal Act established a new multi-employer benefit trust that will provide healthcare and life insurance benefits to all beneficiaries of the earlier trusts who were receiving benefits as of July 20, 1992. The Coal Act provides for the assignment of beneficiaries to their former employers and any unassigned beneficiaries to employers based on a formula. Based upon an independent actuarial valuation, the Company estimates the amount of its obligation (discounted at 7.25%) under the Coal Act to be approximately $51,150 and $50,373 as of December 31, 2000 and 2001, respectively. The unrecognized projected Coal Act obligation/(asset) (difference between recorded accrual and projected obligations) at December 31, 2000 and 2001 was $(8,170) and $6,355, respectively, and are being provided for over the average remaining life of the recipients. The projected Coal Act obligations may vary in a given year based on changes in actuarial assumptions. The Company recorded expenses related to the Coal Act of $3,869, $4,305 and $3,069 for 1999, 2000 and 2001, respectively.

(d) Workers' Compensation and Black Lung--The operations of the Company are subject to the federal and state workers' compensation laws. These laws provide for the payment of benefits to disabled workers and their dependents, including lifetime benefits for black lung. The Company's subsidiary operations are either fully insured or self-insured for their workers' compensation and black lung obligations.

The actuarially determined liability for self-insured workers' compensation and black lung benefits is based on a 7.25% discount rate and various other assumptions including incidence of claims, benefits escalation, terminations and life expectancy. The annual black lung expense consists of actuarially determined amounts for self-insured obligations. The estimated amount of discounted obligations for self-insured workers' compensation and black lung claims plus an estimate for incurred but not reported claims is $114,162 and $120,091 as of December 31, 2000 and 2001, respectively. The unrecognized projected black lung benefit obligations (difference between recorded accrual and projected obligations) at December 31, 2000 and 2001 is approximately $24,374 and $17,401, respectively, and is being provided for over the future service period of current employees. The projected black lung obligations may vary in a given year based on the timing of claims filed and changes in actuarial assumptions. The Company recorded expenses related to self-insured workers' compensation and black lung of $11,428, $22,885 and $19,603 for 1999, 2000 and 2001, respectively.

(e) Post Employment Benefits Other than Pensions--The Company has a long-term disability plan, which provides for up to three years of disability benefits and for up to three years of continuation in the medical plan for non-represented employees. Continuation of medical plan benefits for disabled represented employees is also covered under the plan. Non-represented claimants on disability at January 1, 1999 received three additional years of indemnity and medical benefits. The actuarially determined liability for long-term disability benefits is based on a 7.25% discount rate and various other assumptions including life expectancy. The present value of the long-term disability claimants is $2,832 and $2,192 at December 31, 2000 and 2001, respectively. The Company recorded expenses related to long-term disability benefits of $208, $269 and $205 for 1999, 2000 and 2001, respectively.

(f) 401(k) Plans--The Company and certain subsidiaries sponsor savings and retirement plans for substantially all employees other than employees covered by the contracts with the UMWA. During 1999 and 2000, the Company consolidated and merged its numerous 401(k) plans into two plans. The two remaining plans matched the voluntary contributions of participants up to a maximum contribution based upon a percentage of a participant's salary with an additional matching contribution possible at the Company's discretion. The expenses for 1999, 2000 and 2001 under these plans were $3,515, $3,325 and $3,346, respectively.

(11)      Other Income-

           Other income consists of the following items:

                                                   1999           2000            2001
                                                -----------    -----------      ------------

         Black Lung Excise Refund Claim          $     -        $      -         $  6,099
         Lynch Trust Distribution                      -           5,100            2,729
         Interest Income                              1,031          656            2,407
         Contingency Accrual Reversals                 -               -            3,118
         Other (net)                                  2,631        3,791            2,595
                                                ------------    ------------    ------------
         Total                                  $     3,662     $  9,547         $ 16,948
                                                ============    ============    ============
In 2001, the Company filed a claim with the Internal Revenue Service (IRS) to recover past black lung excise taxes paid on exported coal. These claims cover the years 1996 to 2000. The courts have determined that certain excise taxes paid on export sales of coal are unconstitutional. The IRS is expected to begin an audit in 2002 to confirm the validity of the claims. For the period ending December 31, 2001, the Company recognized $6,099 in income relating to these claims and recorded a long-term receivable of $6,099 (included in other long term assets). This amount includes $938 of interest income on the filed claims.

The Lynch Trust income relates to a distribution to Old Ben Coal Company (Old Ben), a subsidiary of the Company. The trust consists of surplus funds previously contributed by various coal companies to a workers' compensation pool. The surplus represents premiums paid in excess of the actuarially determined liability. Old Ben has the right to 50% of all distributions made. The distributions are pursuant to an agreement whereby vested parties may receive distributions based on a five-year payout schedule. Payments are contingent on the trust's return. The Company expects to enter into a new distribution agreement in 2002.

Most of the Company's interest income relates to interest bearing cash deposits. In 1999, 2000 and 2001, the Company earned $963, $544 and $2,021 on its operating cash deposits.

As part of past acquisitions, the Company reserved for potential severance tax and related exposures of approximately $3,100. In 2001, the Company reversed each of these accruals to other income based on current exposure assessments, including in the case of the severance tax exposure, the clearance of state severance tax audits over the past three years.

(12)      Commitments and Contingencies-

(a) Coal Sales Contracts and Contingency--As of December 31, 2001, the Company had commitments under 42 sales contracts that extend past 2002 to deliver scheduled base quantities of coal annually to 29 customers. The contracts expire from 2003 through 2009 with the Company contracted to supply a minimum of approximately 156 million tons of coal over the remaining lives of the contracts. The Company also has commitments to purchase certain amounts of coal to meet its sales commitments. These purchase amounts are insignificant to sales commitments. Certain of the contracts have sales price adjustment provisions, subject to certain limitations and adjustments, based on a variety of factors and indices.

(b) Leases--The Company has various operating and capital leases for mining, transportation and other equipment. Lease expense for the years ended December 31, 1999, 2000 and 2001 was approximately $48,300, $47,300 and $53,000 (net of amount capitalized in mine development cost of $1,500, $140 and $212 in 1999, 2000 and 2001, respectively). Property under capital leases included in property, plant and equipment in the accompanying balance sheets at December 31, 2000 and 2001 was approximately $10,104 and $7,203, respectively, less accumulated depreciation of approximately $3,163 and $4,304, respectively. Depreciation of assets under capital leases is included in depreciation expense.

The Company also leases coal reserves under agreements that call for royalties to be paid as the coal is mined. Total royalty expense for the years ended December 31, 1999, 2000 and 2001 was approximately $57,500, $66,300 and $62,400, respectively. Certain agreements require minimum annual royalties to be paid regardless of the amount of coal mined during the year. However, certain agreements may be cancelable at the Company's discretion. The assets of the Bowie mine are held as collateral for one of these agreements.

Approximate non-cancelable future minimum lease and royalty payments are as follows:

                                                                         Operating    Capital
                                                           Royalties     Leases      Leases
                                                          -----------    ----------   --------

                       Year ended December 31,
                          2002                            $  9,523       $ 48,870     $ 2,153
                          2003                              11,905         30,935       1,056
                          2004                              11,376         15,422           7
                          2005                              10,147         11,567           -
                          2006                               9,895          8,036           -
                       Thereafter                           74,082          8,025           -
                                                                                      ----------
                      Total minimum lease payments                                      3,216
                      Less - amount representing interest                                 247
                                                                                      ----------
                      Present value of minimum lease payments (Note 8a)                 2,969
                      Less - current portion                                            1,950
                                                                                      ----------
                                                                                      $ 1,019
                                                                                      ==========
Included in operating leases above are aggregate commitments of $62,396 to a related party for equipment rental and $12,939 to a related party for office space.

(c) Legal Matters--The Company is named as defendant in various actions in the ordinary course of its business. These actions generally involve disputes related to contract performance, property boundaries, mining rights, blasting damages, personal injuries and royalty payments, as well as other civil actions that could result in additional litigation or other adversary proceedings. Certain actions are described as follows:

In connection with the acquisition of the Cyprus subsidiaries, the Company became potentially liable under a suit filed in the Circuit Court of Perry County, Kentucky in 1996 by Joseph D. Weddington and Kentucky Land & Exploration Company (Kentucky Land). Weddington and Kentucky Land each has asserted claims to approximately 1,425 acres of property upon which the Company mines coal and is claiming substantial damages. On August 30, 2001, a third-party, Ezra C. Adair doing business as A.C.E. Development Company and Klondike Mining, Inc., asserted claims to this property. Based on a prior federal appellate court decision related to a similar claim, the Company believes that it should prevail; however, the ultimate outcome remains uncertain.

In April 1998, Sunny Ridge Enterprises, Inc. (Sunny Ridge), which was purchased by a wholly-owned subsidiary of Resources in 1999, was sued in the Circuit Court of Boyd County, Kentucky by Kentucky Electric Steel, Inc. (Kentucky Electric), which alleged that it suffered a shut down at its steel production facility in Boyd County as a result of the accidental smeltering of a device containing radioactive material. Kentucky Electric alleges that the device was contained in a shipment of scrap delivered to it by Raleigh Junk and Cremer Iron & Metal (“Raleigh Junk”), which was also named in the suit. Kentucky Electric further alleges that the device originated from a coal prep plant owned by Sunny Ridge, which was demolished pursuant to a contract between it and Raleigh Junk. Kentucky Electric claims that Sunny Ridge had a duty to ensure that the scrap produced by the demolition of the prep plant was safe for reuse, and that Sunny Ridge breached that duty by allowing a device containing radioactive material to become commingled with the scrap. Based on Kentucky Electric's answers to the Company's interrogatories, Kentucky Electric seeks damages of approximately $8 million, which with accrued interest could result in damages in excess of $10 million. The Company answered the complaint and denied any liability. The Company also filed a cross claim against Raleigh Junk. The Company believes that if the damages alleged by Kentucky Electric were caused by the smelting of a device containing radioactive material, there is evidence that the device containing radioactive material could have come from a source other than the prep plant. The Company intends to defend this claim vigorously, and at this time it is not possible to predict the outcome of the claim.

The Company is involved in three actions relating to claims asserted by and against American Electric Power and its affiliates (together AEP). On September 21, 2001, AEP filed suit against the Company in the U.S. District Court for the Southern District of Ohio. On September 24, 2001, AEP filed suit against the Company in the Court of Common Pleas of Franklin County, Ohio. On September 26, 2001, the Company filed a related action against AEP in Boyd Circuit Court in Boyd County, Kentucky. In each action, AEP alleges similar claims that the Company breached certain coal supply agreements by refusing to ship coal as required under those agreements. The Company believes that any such failures are excused as a result of force majeure, failure of a mutual assumption of the contract, duress, commercial impracticability and, in some cases, fraud in the inducement of the agreements involved. Moreover, the Company has alleged that AEP and its affiliates materially breached the agreements by systemically under-reporting the weights and quality of shipments received from the Company, and by paying substantially less than the amount due under the terms of the various agreements. The actions filed by AEP seek to recover the value to AEP of the agreements at issue, which value is subject to fluctuations in coal prices but could be in excess of tens of millions of dollars. The Company's action seeks a declaration that its obligations were excused on the various grounds discussed above and seeks damages in a comparable amount for the underpayments by AEP of those contracts and based upon tort law theories. This litigation is at the initial stage and no discovery has yet taken place. Therefore, it is impossible to anticipate the eventual outcome of the AEP litigation. For the years 2001 through 2011, the minimum and maximum aggregate amounts of coal to be delivered under the AEP contracts are approximately 5.1 million tons and 7.4 million tons, respectively. The average base price of the coal to be delivered under the AEP contracts is $24.75 per ton in 2001 and $25.40 in 2002. The Company plans to vigorously defend against AEP's claims against it and to vigorously pursue its claims against AEP. The ultimate outcome of this matter is uncertain; however, the Company may experience a material adverse effect in the event of an unfavorable outcome.

One of the Company's customers has claimed, in a letter to the Company, that it has suffered damages in excess of $10,000 resulting from the Company's failure to fulfill its tonnage obligations under the customer's coal supply agreement. No legal proceedings have been instigated by the customer at this time. The Company does not believe it is in default under the coal supply agreement and intends to vigorously defend this claim. At this time, it is not possible to predict the outcome of the claim.

The Company temporarily halted surface mining operations at certain sites in West Virginia after a ruling by U.S. District Judge Charles Haden on October 20, 1999. Haden's ruling restricted placement of valley fills near intermittent and perennial streams via a reinterpretation of the Surface Mining Control and Reclamation Act and the Clean Water Act. The West Virginia Division of Environmental Protection (DEP) began denying new permits as well as forbidding further advance under existing permits affected by Haden's ruling. Haden stayed his ruling on October 29, 2000, and the DEP rescinded its orders on November 1, 1999 pending a decision from the Court of Appeals or congressional override. The Company resumed its operations at these sites, pending a decision from the Court of Appeals. On April 24, 2001, the Fourth Circuit Court of Appeals set aside Judge Haden's injunction on sovereign immunity grounds and remanded the case of the District Court with instructions to dismiss the action without prejudice to the plaintiffs' ability to pursue their claims in state court. On July 13, 2001, the Fourth Circuit denied a petition for rehearing en banc. The plaintiffs filed a petition for certiorari with the U.S. Supreme Court, which was denied.

On August 21, 2001, a Kentucky-based environmental interest group filed suit in U.S. District Court in West Virginia seeking, among other things, an injunction prohibiting the issuance of permits by the U.S. Army Corps of Engineers (Corps) for valley fills affecting “waters of the United States” under Section 404 of the Clean Water Act. The case was assigned to Judge Charles Haden. The Company filed a Motion to Intervene as Defendant in that action on November 21, 2001, in order to defend the Company's interest in the continuation of valley fill permitting by the Corps. The

Company's Motion to Intervene was granted by Judge Haden on December 4, 2001. A Motion and Cross-Motions for Summary Judgment are currently pending before the Court on the first count of Plaintiff's complaint, which would prohibit all Corps permitting for valley fills. The Company has continued its operations pending the outcome of this action. The ultimate outcome of this matter is uncertain; however, the Company may experience a material adverse effect in the event of an unfavorable outcome.

While the final resolution of any matter may have an impact on the Company's financial results for a particular reporting period, management believes that the ultimate disposition of these matters will not have a materially adverse effect upon the financial position or results of operations of the Company. However, the final resolution of a legal contingency may have an adverse effect on the Company's liquidity.

(d) Commissions--The Company has various sales and agency agreements with third parties, whereby the Company pays a $.10 - $.65 per ton commission on various coal sales agreements. The costs are expensed as the coal is delivered, and the Company had approximately $7,375, $4,769 and $4,519 in commission (selling) expense in 1999, 2000 and 2001, respectively.

(e) Environmental Matters--Based upon current knowledge, the Company believes that it is in material compliance with environmental laws and regulations as currently promulgated (also see Note 3f). However, the exact nature of environmental control problems, if any, which the Company may encounter in the future cannot be predicted, primarily because of the increasing number, complexity and changing character of environmental requirements that may be enacted by federal and state authorities.

(f) Performance Bonds--The Company has outstanding performance bonds of approximately $648,781 as of December 31, 2001 to secure reclamation, workers' compensation and other performance commitments (see Note 20).

(g) Employment Agreements--The Company has entered into employment agreements with individuals for various officer positions. These agreements expire through September 2004 and contain termination benefits and other matters.

(h) Collective Bargaining Agreements--Approximately 34% of the Company's coal employees are affiliated with unions. The Company has several collective bargaining agreements with the UMWA. These agreements expire in 2006.

(i) Indemnifications and Other--Pursuant to various stock and asset purchase and sale agreements with counterparties, the Company has granted indemnification for performance guarantees and other matters made by such parties relating to mineral lease obligations, income taxes and employee benefits. The Company believes no significant obligation will result relating to such indemnifications.

Pursuant to the purchase agreement for the Cyprus Subsidiaries, the Company has committed to pay Cyprus up to $25,000 in satisfaction of its royalty obligations in the event the Company receives an equity investment of $75,000 or more.

(j) Contract Mining Agreements--The Company performs contract mining services for various third parties and utilizes contract miners on some of its operations. Terms of the agreements generally allow either party to terminate the agreements on a short-term basis.

(k) Black Lung Legislation--New regulations proposed by the U.S. Department of Labor (DOL) and amending the existing regulations of the Federal Black Lung program in place since 1982 went into effect briefly on January 19, 2001. Implementation of the new regulations were quickly stayed by an agreement with DOL before the Federal District Court for the District of Columbia, pending the Court's response to an application by the coal and insurance industries for a permanent injunction against the use of the new regulations. The Federal District Court issued a decision on August 9, 2001 which granted no relief on any of the multiple requests made to stay specific parts of the regulations. The new regulations thus went into effect and claims are currently being administered under them, pending the outcome of an appeal to the U.S. Court of Appeals for the D.C. Circuit. A decision on the appeal is expected sometime after the oral arguments scheduled for April of 2002.

The new regulations, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. DOL, in testimony and in various pleadings, maintains that the approval rate under the new regulations will not exceed the historic approval rate of claims not assigned to individual coal operations (Trust Fund Claims), which is approximately 13%. The Company and its predecessor companies experienced less than a 3% approval rate during the period 1982 - 2000 under the old regulations. The Company believes that it will experience a lower approval rate under the new regulations than the national average. Although the DOL has not processed a sufficient number of claims to a high enough level of adjudication to measure the actual activity under the new regulations meaningfully, the new regulations could result in the Company incurring significantly increased costs associated with contesting and paying Black Lung claims.

(l) Stock Warrants--In connection with amending its Credit Facility (discussed in Note 8b), on June 15, 2000, the Company issued warrants to lenders enabling them to purchase 10% of its common stock for $.01 per share. The warrants contain anti-dilution provisions, piggyback registration rights and tag-along sale rights and are freely transferable. The warrants contain holder put rights (Put) commencing June 15, 2001 and expiring June 15, 2010. The purchase price for such Put is the fair market value of such warrant, determined by formula or appraisal. The warrants also contain company call rights (Call) commencing three years after any payment, maturity, acceleration, refinancing or restructuring of all the Credit Facility and expiring June 15, 2010. The purchase price for a Call is 110% for that of a Put.

In addition, if within one year after the exercise of a Call, the Company is sold or has a “liquidating transaction”, as defined, then the Company shall pay to the warrant holder any additional amount they would have received if the purchase price of the Call had been determined in connection with such liquidating transaction. No value has been assigned to these warrants as it is considered negligible. The Plan (Note 2) will cause the warrants to be relinquished.

(m) Coal Settlement Agreement--Through December 31, 2001, the Company is in arrears in delivering coal under a certain coal supply contract with a customer. Pursuant to a settlement agreement with the customer, the Company will prospectively ship the tons in arrears and is subject to damage payments up to $3,400 in the event of non-shipment.

(13)      Stock Option Plan-

During 1998, the Company's Board of Directors adopted a Stock Option Plan (the Option Plan) for Company stock. A total of 75,000 shares of common stock are reserved for issuance upon exercise of options granted under the Option Plan. The Option Plan is administered by the Board of Directors which determines the terms of the options granted including the exercise price, number of shares subject to the option and exercisability.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its plan. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost related to the option instrument has been recognized for the Option Plan.

During 1999, stock options were exercised for 3,100 shares of common stock issued for approximately $220.

On June 13, 2000, the Company issued 35,541 shares of common stock to certain management and employees in consideration of canceling their respective stock options. No value has been assigned to the shares issued as it is considered negligible.

The following summarizes the stock option transactions under the Option Plan for the years ended 1999, 2000 and 2001:

                                                      1999                     2000                      2001
                                            ------------------------- ------------------------  ------------------------
                                                       Weighted                    Weighted                  Weighted
                                                       Average                     Average                   Average
                                            Number      Exercise      Number       Exercise     Number       Exercise
                                            of Shares   Price         of Shares     Price       of Shares    Price
                                            ---------- -------------- ---------- -------------  --------- --------------

       Options outstanding at January 1       67,676   $    159.79      57,976   $   175.40       34,500  $    171.20
          Granted                               -             -           -            -            -            -
          Exercised                            3,100         70.84        -            -            -            -
          Canceled                             6,600         64.40      23,476       181.58         -            -
                                            ---------- -------------- ---------- -------------  --------- --------------
       Options outstanding at December 31     57,976   $    175.40      34,500   $   171.20       34,500  $    171.20

       Options exercisable at December 31     38,367   $    169.50      19,741   $   138.00       19,741  $    138.00

           A summary of stock options outstanding at December 31, 2001 follows:

                                                           Outstanding                           Exercisable
                                          ---------------------------------------------   ----------------------------
                                                            Weighted
                                                            Average         Weighted
                                                            Exercise        Average                       Weighted
                                           Number of        Price Per       Contractual    Number of      Average
        Exercise Price Per Share            Shares           Share           Life          Shares         Exercise Price
       ---------------------------------  -------------    -----------     ------------    -------------  ---------------

       $64.40-$70.84                         26,866         $ 69.44            6.1            16,566         $ 68.57
       $500-$550                              7,634          529.31            6.6             3,175          500.25
As previously discussed, the Company accounts for the Option Plan in accordance with APB No. 25 under which no compensation expense has been recognized for stock option awards. Had compensation cost for the stock option plan been determined on the fair value at the grant date for awards for the years ended December 31, 1999, 2000 and 2001 consistent with the provisions of SFAS No. 123 and recorded by the Company, its net loss would have been increased to the pro forma amounts indicated below:

                                                1999               2000               2001
                                           ----------------  -----------------  -----------------

               Net loss - as reported      $   (199,419)     $     (196,704)    $      (226,126)
               Net loss - pro forma            (199,976)           (197,261)           (226,683)
During 1999, the Company acquired for cash an employee's stock options for $2,500, of which $1,500 has been recorded in expense in 1999. In January 2002, all shares of common stock, except those already held by Addington Enterprises, Inc. (Enterprises), Robert Addington or Larry Addington, were transferred to Larry Addington. No consideration was given for the shares. Additionally, all outstanding stock options have been canceled with no consideration to the option holders. No accounting entries were recorded as the value for the shares and options was considered negligible.

(14)      Other Subsidiary Matters-

(a) Employee Benefits Management, Inc.--Employee Benefits Management, Inc. (EBMI), a subsidiary of the Company, has outstanding 1,000 shares of Class A stock (999 shares owned indirectly by Fairview Land Company (a subsidiary of the Company), one share owned by Enterprises (an affiliate)) and 176 shares of redeemable Class B common stock. The Class B common stock was repurchased from a third-party by the Company for $525 in October 2001.

In January 2002, Fairview Land Company acquired from Enterprises the one outstanding share of Class A common stock it did not already hold, thereby making EBMI a wholly-owned indirect subsidiary.

(b) Employee Claims Administration, LLC--Employee Claims Administration, LLC (ECA), an indirect subsidiary of the Company, has outstanding Class A and Class B membership units, representing 1,000 Class A and 205 Class B membership units. In January 2002, Resources purchased the 50 Class A membership units not already owned by subsidiaries of the Company. The Class A and Class B membership units are owned by several subsidiaries of the Company. As a result of the Class A repurchase, ECA is a wholly-owned subsidiary.

(15)      Major Customers-

The Company had coal mining sales to the following major customers that in any period equaled or exceeded 10% of revenues:

                                      1999                              2000                         2001
                          ------------------------------   ------------------------------  -------------------------
                                          Percentage of                    Percentage of                Percentage of
                                             Total           Percentage      Total          Percentage     Total
                          Percentage of    Receivable        of Total       Receivable       of Total    Receivable
                          Total Revenues    Balance          Revenues        Balance         Revenues     Balance
                          --------------  --------------   --------------  --------------   -------------------------

       Customer A             13%               8%                13%         10%                12%         10%
       Customer B             13%               6%                13%          6%                12%          5%
       Customer C             -                -                  10%         10%                13%         11%

(16)      Writedowns and Special Items-

During 2000 and 2001, the Company incurred legal, accounting and consulting costs associated with restructuring its major debt obligations (Notes 2 and 8). In addition, in connection with integrating operations, the Company has closed certain of its mines and is considering others for disposal. Accordingly, estimated non-recoverable assets were written off and estimated reclamation and closure costs were recorded. Such mine closure costs, as well as other unusual items, were as follows:

                                                                       1999            2000         2001
                                                                   --------------  ---------      ----------

       Mine Closure:
          Asset impairment charge                                  $  59,912       $   527        $    -
          Reclamation and closure charge                              10,000           -               -
       Other:
          Charge for reduction to estimated disposal proceeds         15,000           -               -
          Terminated financing project costs                           2,744           -               -
          Debt restructuring costs (primarily professional fees)         -          11,152         13,928
                                                                   --------------  ---------     ----------
                Total                                              $  87,656   $    11,679       $ 13,928
                                                                   ==============  =========     ==========

(17)      Fair Value of Financial Instruments-

The book values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of their respective fair values because of the immediate short-term maturity of these financial instruments. Given the Company's current liquidity status (see Notes 2 and 8), the fair value of the Company's Senior Notes, Subordinated Notes, Zeigler IRBs and Credit Facility could not be determined or estimated. The book value of the Company's other debt instruments approximates fair value.

(18)      Related-Party Transactions and Balances-

The Company has dealt with certain companies or individuals which are related parties either by having stockholders in common or because they are controlled by stockholders/officers of the Company or by relatives of stockholders/officers of the Company. In addition to related-party transactions and balances described elsewhere, the following related-party transactions and balances are summarized and approximated as follows below:

                                                            1999        2000        2001
                                                        ----------    ----------  ----------

       Revenues, costs and expenses:
          Coal sales                                    $    -         $    -      $  19,960
          Royalty income                                     -              -            326
          Equipment rental and repair income                 -              -           1,840
          Flight fee income                                  126            12            278
          Administrative and miscellaneous income            -              30            393
          Purchased coal                                     -              -             622
          Trucking expense                                23,734        24,926         19,452
          Repair, maintenance & other mining costs        30,798        37,802         57,984
          Equipment rental cost                           11,902        11,351         18,181
          Administrative and miscellaneous expense         1,185         1,774          2,197
The Company leases mining equipment, coal reserves and aircraft as well as constructs, repairs and sells equipment as well as coal to related parties. The Company has employed related parties for trucking, consulting, equipment rental and repair and other administrative services. The Company also purchases coal and leases office space from related parties. These related-party transactions are generally carried out pursuant to written agreements, some of which extend beyond one year. The related-party agreements are subject to review and revision pursuant to the Plan.

(19)      Disposals-

In the ordinary course of business, the Company disposes of excess assets (equipment, land, mineral reserves, etc.) that are not needed in its business plans. The gain or loss on such disposals has generally and historically been insignificant. In connection with the purchase accounting for the acquisitions described in Note 1b, the mineral reserve balance increased significantly to reflect the allocation of the fair value of net assets acquired. Consistent with industry practice (pre 2000), the Company has not recorded goodwill in its purchase accounting for these acquisitions but included any such excess allocation amount in mineral reserves basis. Accordingly, the Company's basis in its mineral reserves ranges in amounts up to four dollars per ton.

During 1999, the Company entered into mineral reserves disposal transactions which resulted in a loss on disposal of $100,858.

Through March 7, 2002, the Company has not committed to dispose of any assets at amounts less than book values. However, such disposal losses may occur in the future.

(20)      Bonding Resolutions-

Frontier Insurance Company (Frontier), the Company's prior principal bonding company, provided over $533,000 of surety bonds to the Company as of the period ended December 31, 2001, approximately $360,000 of which were surety bonds for reclamation obligations and $66,000 of which were for workers compensation obligations. Frontier began experiencing financial problems in 1999, and as a result, its financial rating was delisted by the U.S. Department of Treasury. Frontier instituted rehabilitation proceedings in New York in August 2001. In 2000, in response to Frontier's financial problems, the states in which the Company has mining operations began requiring the Company to obtain costly replacement bonds and to post 100% cash collateral to back those bonds. As a result, the Company was required to provide cash collateral of approximately $8,400 during 2000 and $55,600 during 2001. In March 2002, as part of its pre-packaged bankruptcy process, the Company obtained funding to replace its reclamation and workers compensation bonds previously provided by Frontier.

The $150,000 DIP financing (Note 2) allowed the Company to resolve bonding issues and continue operating without interruption. New bonds were issued in March 2002 from other sureties pursuant to agreements with them which included DIP financing cash and letter of credit support. As these new bonds are accepted, the Company will receive releases of the old Frontier bonds from the states. Some Frontier reclamation bonds securing (a) permits pending transfer to unrelated parties, and permits pending final release from the state will remain outstanding and (b) the remaining Frontier bonds securing workers' compensation obligations of approximately $18,000, which have not been required to be replaced, will remain outstanding. In addition to the Frontier bonds, the Company has approximately $42,000 in letters of credit securing workers' compensation obligations. In addition to the reclamation and workers' compensation bonds issued by Frontier, described above, the Company has approximately $107,000 of other bonds issued by Frontier securing miscellaneous obligations. The Company has not been required to replace these bonds and they remain outstanding. If the Plan is approved, management believes it will have the resources necessary to obtain or replace, as necessary, surety bonds through 2002.

(21)      Parent and Subsidiary Guarantees-

The following tables summarize the financial position, operating results and cash flows for AEI Resources Holding, Inc., Resources and its guarantor and non-guarantor subsidiaries regarding the Senior Notes and Subordinated Notes (Note 8c) as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001. Each of the guarantor subsidiaries (except EBMI and ECA) is a wholly-owned subsidiary of Resources and each has fully and unconditionally guaranteed the Senior Notes and Subordinated Notes on a joint and several basis. Separate financial statements and other disclosures concerning Resources and the guarantor subsidiaries are not presented, because the Company has determined that they are not material to investors. Yankeetown Dock Corporation (60% owned by the Company until sold June 29, 2001) was the only non-guarantor subsidiary.

                                                          Wholly-      Non-Wholly
                                    AEI                    Owned          Owned         Non-
                                 Resources      AEI       Guarantor      Guarantor   Guarantor    Combining
                                  Holding     Resources  Subsidiaries  Subsidiaries   Subsidiary  Adjustments    Total
                                -----------   ---------  ------------  ------------  -----------  -----------   ---------

Operating Results (1999):
Revenues                        $    -       $     -     $ 1,329,042    $    -      $  1,780       $     -     $ 1,330,822
Costs and expenses                   -         106,707     1,249,768      27,822       1,526             -       1,385,823
                                ----------   ----------  -----------    ---------   ---------     -----------  -------------
Income (loss) from operations        -        (106,707)       79,274     (27,822)        254             -         (55,001)
Interest and other income
   (expense)                         -        (220,108)      (68,914)     25,372         (20)       25,742        (237,928)
                                ----------   -----------  -----------   ---------   ----------    -----------   ------------
Income (loss) before income
 taxes                               -        (326,815)       10,360      (2,450)        234        25,742        (292,929)
Income tax provision (benefit)       -         (76,047)      (16,685)       (858)         80             -         (93,510)
                                ----------   -----------  -----------   ---------   ---------   -----------     ------------
    Net income (loss)           $    -       $(250,768)    $  27,045     $(1,592)    $   154    $   25,742     $  (199,419)
                                ==========    ==========   ===========   =========   =========  ===========    =============

Cash Flows (1999):
Cash flows from operating
   activities:
Net income (loss)               $      -    $ (250,768)      $  27,045  $ (1,592)    $   154    $   25,742     $  (199,419)
Total adjustments to
   reconcile net income
   (loss) to net cash used in
   operating activities                -       249,388          20,993     1,595         639        (1,803)        270,812
                                -----------   ---------      ---------  ---------   ---------   -----------    -------------
Net cash provided by (used             -        (1,380)         48,038         3         793        23,939          71,393
   in) operating activities
Net cash used in investing
   activities                          -       (75,864)        (64,932)        -           -             -        (140,796)
Net cash provided by
   financing activities               220       66,672         (20,812)        -        (190)        1,876          47,766
                                -----------   ---------      ----------   --------   ----------  -----------   -------------
Net increase (decrease) in            220      (10,572)        (37,706)        3         603        25,815         (21,637)
   cash and cash equivalents
Cash and cash equivalents,
   beginning of  year                 -         10,472          27,548         -       3,123         1,471          42,614
                                -----------   ---------      ----------   --------   ----------   ----------   ------------
Cash and cash equivalents,
   end of year                  $     220     $   (100)     $  (10,158)   $    3     $ 3,726      $ 27,286     $    20,977
                                ===========   ==========    ===========   ========   =========   ==========  =============

December 31, 2000:
Balance Sheet:
Total current assets            $    -        $236,024      $   56,383   $14,179     $ 3,252   $   (14,175)    $   295,663
Properties, net                      -          21,491       1,772,067         -          67             -       1,793,625
Other assets                     (488,553)     613,712       1,172,975   644,398         151    (1,828,797)        113,886
                                -----------   ---------     ----------- ---------   ---------  -------------   ------------
    Total assets                $(488,553)$    871,227     $ 3,001,425 $ 658,577     $ 3,470   $(1,842,972)    $ 2,203,174
                                ===========   =========    =========== ==========   ========   =============   =============

Total current liabilities,      $    -      $1,260,678     $   626,455 $  26,627     $    -    $  (228,393)    $ 1,685,367
   including current portion
   of long-term debt and
   capital leases
Long-term debt and capital
   leases, less current
   portion                              -       38,806         (21,408)        -          -              -          17,398
Other liabilities                       -       60,516         929,390   640,968       2,486      (644,398)        988,962
                                ----------  ------------    ----------- ---------   ---------   ------------  -------------
         Total liabilities              -    1,360,000       1,534,437   667,595       2,486      (872,791)      2,691,727
Total shareholders' equity
   (deficit)                     (488,553)    (488,773)      1,466,988    (9,018)        984      (970,181)       (488,553)
                                ----------  ------------    ----------- ---------   ---------   ------------   -------------
Total liabilities and
   shareholders' equity
   (deficit)                    $(488,553)    $871,227     $ 3,001,425  $658,577     $ 3,470   $(1,842,972)    $ 2,203,174
                                ===========   =========    ===========  =========    ========  =============   =============

Operating Results (2000):
Revenues                        $       -      $    -     $  1,337,967  $      -     $   673   $         -     $ 1,338,640
Costs and expenses                      -       37,944       1,353,315    38,061         813             -       1,430,133
                                -----------  ---------     -----------  ---------   ---------  -------------   -------------
Income (loss) from operations           -      (37,944)        (15,348)  (38,061)       (140)            -         (91,493)

Interest and other income               -     (156,197)        (57,781)   26,765          (2)       28,906        (158,309)
(expense)
                                -----------   ----------     ----------  --------   ---------   ------------   ------------
Income (loss) before income             -     (194,141)        (73,129)  (11,296)       (142)       28,906        (249,802)
taxes
Income tax provision (benefit)          -      (34,980)        (14,123)   (3,953)        (42)            -         (53,098)
                                ----------   ------------    ----------- --------   ----------  ------------   -------------
     Net income (loss)          $       -   $ (159,161)     $  (59,006)  $(7,343)   $   (100)   $   28,906     $  (196,704)
                                ==========  ============    ===========  =========  ==========  =============  =============
Cash Flows (2000):
Cash flows from operating
   activities:
Net income (loss)               $       -    $   (159,161)  $  (59,006)  $(7,343)   $   (100)   $   28,906     $  (196,704)
Total adjustments to
   reconcile net income
   (loss) to net cash used in
   operating activities                 -         169,178       78,867     7,344         (28)      (16,143)        239,218
                                ----------    ------------    ---------  --------   ----------  ------------   -------------
Net cash provided by (used              -          10,017       19,861         1        (128)       12,763          42,514
   in) operating activities
Net cash used in investing
   activities                           -          (1,152)     (41,654)        -           -             -         (42,806)
Net cash provided by
   financing activities                 -          47,977      (13,920)        -           -            21          34,078
                                ----------    ------------    ---------   -------   ----------  -------------   -------------
Net increase (decrease) in              -          56,842      (35,713)        1        (128)       12,784          33,786
   cash and cash equivalents
Cash and cash equivalents,
   beginning of year                  220           (100)      (10,158)        3       3,726        27,286          20,977
                                ----------    ------------    ----------- -------   ----------  ------------    -----------
Cash and cash equivalents,
   end of year                  $     220     $    56,742    $ (45,871)   $    4    $  3,598    $   40,070      $   54,763
                                ==========    ===========    ===========  =======   =========   ============    ===========

December 31, 2001:
Balance Sheet:
Total current assets            $       -     $   136,446   $  334,044  $ 14,464    $      -    $ (173,688)     $  311,266
Properties, net                         -          15,841    1,571,489         -           -             -       1,587,330
Other assets                     (737,024)        655,741    2,084,719   669,749           -    (2,511,611)        161,574
                                -----------   ------------ -----------  ---------  ----------  -------------   -------------
    Total assets                $(737,024)    $   808,028  $ 3,990,252  $684,213    $      -   $(2,685,299)     $2,060,170
                                ===========   ============ ===========  =========  ==========  =============   =============

Total current liabilities,      $       -     $ 1,400,301  $   718,951  $ 35,750    $      -   $  (329,710)     $1,825,292
   including current portion
   of long-term debt and
   capital leases
Long-term debt and capital
   leases, less current
   portion                              -          55,284      517,054         -           -      (567,106)          5,232
Other liabilities                       -          89,687    1,046,822   663,021           -      (832,860)        966,670
                                -----------   ------------   ---------- ---------  ----------  -------------   -------------
         Total liabilities              -       1,545,272    2,282,827   698,771           -    (1,729,676)      2,797,194

Total shareholders' equity
   (deficit)                     (737,024)       (737,244)   1,707,425   (14,558)          -      (955,623)       (737,024)
                                -----------   -------------  ---------- ---------   ----------  -------------  -------------
Total liabilities and
   shareholders' equity
   (deficit)                    $(737,024)     $  808,028   $3,990,252  $684,213     $     -   $(2,685,299)    $ 2,060,170
                                ===========    =========== ===========  =========   ========== =============   =============

Operating Results (2001):
Revenues                        $       -     $       996  $ 1,411,252  $      -     $   275   $         -      $ 1,412,523
Costs and expenses                      -          53,824    1,371,907    42,274         370             -        1,468,375
                                -----------   ------------ -----------  ---------   ---------- -------------  -------------
Income (loss) from operations           -         (52,828)      39,345   (42,274)        (95)            -         (55,852)
Interest and other income               -        (165,951)     (65,669)   33,913         (13)       28,822        (168,898)
(expense)
                                -----------  -------------  ----------- ---------   ----------  -------------  -------------
Income (loss) before income             -        (218,779)     (26,324)   (8,361)       (108)       28,822        (224,750)
taxes

Income tax provision (benefit)          -           1,159        3,177    (2,926)        (34)           -            1,376
                                -----------   -------------  ----------  --------   ----------  -------------  -------------
     Net income (loss)          $       -      $  (219,938)  $ (29,501) $ (5,435)    $   (74)   $   28,822     $  (226,126)
                                ===========   =============  ========== =========   ==========  =============  =============

Cash Flows (2001):
Cash flows from operating
   activities:
Net income (loss)               $       -     $  (219,938)     (29,501)  $(5,435)    $   (74)   $   28,822     $  (226,126)
Total adjustments to
   reconcile net income
   (loss) to net cash used in
   operating activities                 -         300,466      115,267     5,435      (3,524)      (28,822)        388,822
                                -----------   -------------   ---------  --------   ----------  ------------   -------------
Net cash provided by (used              -          80,528       85,766         -      (3,598)            -         162,696
   in) operating activities
Net cash used in investing
   activities                           -         (56,432)     (69,405)        -           -             -        (125,837)
Net cash provided by
   financing activities                 -         (18,381)     (11,026)        -           -             -         (29,407)
                                -----------   -------------   -----------  -------   ----------  -----------   ------------
Net increase (decrease) in              -           5,715        5,335         -      (3,598)            -           7,452
   cash and cash equivalents

Cash and cash equivalents,
   beginning of year                  220          56,742      (45,871)        4       3,598        40,070          54,763
                                -----------    -----------   -----------   ------   ----------   -------------   -----------
Cash and cash equivalents,
   end of year                  $     220      $   62,457   $  (40,536)   $    4     $     -     $  40,070       $  62,215
                                ===========    =========== =============  =======   ==========   =============  =============

AEI Resources Holding, Inc.
(Debtor-in-Possession)
Consolidated Balance Sheets
As of March 31, 2002 and December 31, 2001

(Dollars In Thousands)

                                                                                   March 31,     December 31,
                                                                                      2002
                                                                                  (Unaudited)        2001
                                                                                  ------------- ----------------

ASSETS
Current Assets:
    Cash and cash equivalents..................................................   $     19,927  $      62,215
    Accounts receivable (including amounts due from related parties of $9,895
       and $10,191, respectively, net of allowance for doubtful accounts of            117,101        121,859
       $6,135 and $4,612, respectively)........................................
    Inventories................................................................        117,300         91,044
    Deferred tax asset.........................................................         11,600         13,010
    Prepaid expenses and other.................................................         26,138         23,138
                                                                                  ------------- ----------------
          Total current assets.................................................        292,066        311,266
                                                                                  ------------- ----------------
Property, Plant and Equipment, at cost, including mineral reserves and mine
    development and contract costs.............................................      2,313,189      2,305,633
    Less--accumulated depreciation, depletion and amortization..................       (774,801)      (718,303)
                                                                                  ------------- ----------------
                                                                                     1,538,388      1,587,330
                                                                                  ------------- ----------------
Debt issuance costs, net.......................................................         69,541         68,105
Restricted cash................................................................        132,676         57,120
Other non-current assets, net..................................................         35,323         36,349
                                                                                  ------------- ----------------
          Total assets.........................................................   $  2,067,994  $   2,060,170
                                                                                  ============= ================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities Not Subject to Compromise:
    Current Liabilities:
    Accounts payable (including amounts due to related parties of $12,218 and
       $13,431, respectively)..................................................   $     65,085  $      84,306
    Current portion of long-term debt and capital leases.......................        888,055      1,329,651
    Accrued interest...........................................................        141,745        216,443
    Current portion of reclamation and mine closure costs......................         30,815         32,882
    Current portion of employee benefits.......................................         39,593         39,663
    Income taxes payable ......................................................          1,576          1,154
    Accrued expenses and other.................................................        123,636        121,193
                                                                                  ------------- ----------------
          Total current liabilities............................................      1,290,505      1,825,292
                                                                                  ------------- ----------------
Non-Current Liabilities, less current portion:
    Long-term debt and capital leases..........................................          4,668          5,232
    Employee benefits..........................................................        588,933        585,430
    Reclamation and mine closure costs.........................................        300,189        301,510
    Deferred income taxes......................................................         11,600         13,010
    Other non-current liabilities..............................................         62,569         66,720
                                                                                  ------------- ----------------
          Total non-current liabilities........................................        967,959        971,902
                                                                                  ------------- ----------------
          Total liabilities not subject to compromise..........................      2,258,464      2,797,194
                                                                                  ------------- ----------------
    Liabilities Subject to Compromise..........................................        596,848              -
                                                                                  ------------- ----------------
          Total liabilities....................................................      2,855,312      2,797,194
                                                                                  ------------- ----------------
Commitments and Contingencies (see notes)
Stockholders' Equity (Deficit):
    Common stock ($.01 par value, 150,000 shares authorized and 91,445 shares
       issued and                                                                            1              1
       outstanding, respectively)..............................................
    Additional capital.........................................................            220            220
    Accumulated other comprehensive loss.......................................        (22,345)       (22,345)
    Retained deficit...........................................................       (765,194)      (714,900)
                                                                                  ------------- ----------------
          Total stockholders' deficit..........................................       (787,318)      (737,024)
                                                                                  ------------- ----------------
          Total liabilities and stockholders' deficit..........................   $  2,067,994  $   2,060,170
                                                                                  ============= ================

          The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

AEI RESOURCES HOLDING, INC.
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2002 and 2001
(Unaudited)
(Dollars In Thousands)

                                                                                            Three Months Ended March 31,
                                                                                            -----------------------------
                                                                                                2002           2001
                                                                                            -------------- --------------

Revenues  (including amounts from related parties of $3,952 and $32, respectively)........  $    316,496   $    356,045

Costs and expenses:
   Cost of operations (including amounts to related parties of $22,701 and $20,826,
     respectively)........................................................................       247,160        297,813
   Depreciation, depletion and amortization...............................................        68,292         62,131
   Selling, general and administrative (including amounts to related parties of $358 and
     $525, respectively)..................................................................         9,310          9,329
   Writedowns and special items...........................................................         4,129          4,489
                                                                                            -------------- --------------
         Total costs and expenses.........................................................       328,891        373,762
                                                                                            -------------- --------------
         Loss from operations.............................................................       (12,395)       (17,717)

Interest and other income (expense):
   Interest expense (contractual interest of ($46,810) for the March 31, 2002 period).....       (38,658)       (49,654)
   Gain on sale of assets.................................................................             9          6,006
   Other, net.............................................................................         4,488            833
                                                                                            -------------- --------------
                                                                                                 (34,161)       (42,815)
                                                                                            -------------- --------------
         Loss before reorganization items and income taxes ...............................       (46,556)       (60,532)
Professional fees related to reorganization...............................................         2,084              -
                                                                                            -------------- --------------
         Loss before income taxes.........................................................       (48,640)       (60,532)
Income tax provision (benefit)............................................................         1,654           (141)
                                                                                            -------------- --------------
         Net loss.........................................................................  $    (50,294)  $    (60,391)
                                                                                            ============== ==============

           The accompanying notes to consolidated financial statements are an integral part of these statements.

AEI RESOURCES HOLDING, INC.
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2002 and 2001
(Unaudited)
(Dollars In Thousands)

                                                                                                   Three Months
                                                                                                 Ended March 31,
                                                                                          -------------------------------
                                                                                              2002            2001
                                                                                          -------------- ----------------

Cash Flows From Operating Activities:
   Net loss ............................................................................  $    (50,294)  $   (60,391)
   Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation, depletion and amortization...........................................        68,292        62,131
     Amortization of finance costs included in interest expense.........................         3,949         3,661
     Provision for doubtful accounts....................................................         1,523             -
     Provision for write downs and special items........................................           322             -
     Gain on sale of assets.............................................................            (9)       (6,006)
     Changes in assets and liabilities:
       (Increase) decrease in:
         Receivables....................................................................         3,103       (16,444)
         Inventories....................................................................       (26,256)        2,976
         Prepaid expenses and other.....................................................        (3,019)         (281)
         Other non-current assets.......................................................         3,634           173
       Increase (decrease) in:
         Accounts payable...............................................................       (14,719)      (15,270)
         Accrued expenses and other and other non-current liabilities...................        26,100        40,530
                                                                                          -------------- ----------------
           Total adjustments............................................................        62,920        71,470
                                                                                          -------------- ----------------
           Net cash provided by operating activities....................................        12,626        11,079
                                                                                          -------------- ----------------
Cash Flows From Investing Activities:
   Net proceeds from sale of assets.....................................................           199         7,328
   Additions to property, plant and equipment and mine development and contract costs...       (23,925)      (11,523)
   Increase in restricted investments...................................................       (79,444)      (11,403)
                                                                                          -------------- ----------------
           Net cash used in investing activities........................................      (103,170)      (15,598)
                                                                                          -------------- ----------------
Cash Flows From Financing Activities:
   Repayments on long-term debt.........................................................        (6,834)      (20,638)
   Borrowings on long-term debt.........................................................         6,000             -
   Borrowings under debtor-in-possession (DIP) Facility (post petition).................        55,000             -
   Repayments on capital leases.........................................................          (525)         (575)
   Payments for financing costs related to DIP Facility.................................        (5,385)            -
                                                                                          -------------- ----------------
           Net cash provided by (used in) financing activities..........................        48,256       (21,213)
                                                                                          -------------- ----------------
           Net decrease in cash and cash equivalents....................................       (42,288)      (25,732)
                                                                                          -------------- ----------------
Cash and Cash Equivalents, beginning of period..........................................        62,215        54,763
                                                                                          -------------- ----------------
Cash and Cash Equivalents, end of period................................................  $     19,927   $    29,031
                                                                                          ============== ================

           The accompanying notes to consolidated financial statements are an integral part of these statement

AEI RESOURCES HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002
(Unaudited - Dollars in thousands)

1.      BASIS OF PRESENTATION

The accompanying interim unaudited financial statements of AEI Resources Holding, Inc. (the “Company” or “ARHI”) includes all adjustments, which are, in the opinion of management, necessary for a fair presentation. Results for any interim period are not necessarily indicative of the results that may be achieved in future periods. The financial information as of this interim date should be read in conjunction with the Company's annual audited financial statements and notes thereto as of December 31, 2001. The Company's auditors issued a going concern opinion in association with these annual statements.

Since filing for protection under the Bankruptcy Code on February 28, 2002 (Note 2), the Company has operated its businesses as a debtor-in-possession subject to the jurisdiction of the Bankruptcy Court. Accordingly, the unaudited interim financial statements of the Company have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (SOP 90-7) and generally accepted accounting principles applicable to a going concern, which assume that assets will be realized and liabilities will be discharged in the normal course of business.

The Company operates one segment: the production of steam and metallurgical coal from surface and deep mines in Kentucky, West Virginia, Indiana, Illinois and Colorado. Significant intercompany transactions and balances have been eliminated in consolidation. Minority interests have not been recorded due to insignificance or deficit equity.

Certain reclassifications of prior year amounts were made to conform with the current year presentation with no effect on previously reported net income (loss) or stockholder's equity (deficit).

2.      LIQUIDITY AND BANKRUPTCY PROCEEDINGS

           a.           Bankruptcy Commencement and Emergence

The Company has suffered losses and has a negative equity and working capital position at March 31, 2002. The Company has also been unable to meet its debt service obligations during the fourth quarter of 2001 and continuing through the bankruptcy period. In addition, the Company was directed by certain states to replace its Frontier Insurance Company (Frontier) surety bonds or risk a cessation of operations. The Company has replaced the Frontier bonds that governmental authorities have demanded be replaced (Note 8). Management's plans to remedy the Company's debt defaults are included in a plan of reorganization.

Beginning on January 28, 2002, prior to the commencement of the Company's Chapter 11 cases, the Company solicited votes for the acceptance or rejection of the Joint Plan of Reorganization (Prepackaged Plan) from the holders of their 10.5% Senior Notes due 2005; the holders of their 6.95% Industrial Revenue Refunding Bonds, Series 1997, due 2028; the holders of their 6.90% Port Facility Revenue Refunding Bonds, Series 1997, due 2022; the holders of their 11.5% Senior Subordinated Notes due 2006 and the holders of claims under the Company's Secured Bank Credit Agreement. Of those voting, the holders of such claims voted unanimously in favor of the Prepackaged Plan.

On February 28, 2002, the Company, together with certain of its direct and indirect debtor subsidiaries, commenced in the United States Bankruptcy Court for the Eastern District of Kentucky (Bankruptcy Court) voluntary cases under Chapter 11 of Title 11 of the Bankruptcy Code and filed concurrently therewith the Prepackaged Plan and a Solicitation and Disclosure Statement dated January 28, 2002 (Disclosure Statement) relating to the Prepackaged Plan.

A hearing to consider confirmation of the Prepackaged Plan, including approval of the Disclosure Statement and the solicitation procedures used in connection therewith, and any objections to the Prepackaged Plan occurred on April 12, 2002. The order confirming the Prepackaged Plan was entered on April 17, 2002 and the Company emerged from bankruptcy on May 9, 2002 under the name Horizon Natural Resources Company.

           b.          Liabilities Subject to Compromise

Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under federal bankruptcy laws are stayed while the Company continues business operations as debtor-in-possession. These claims are reflected in the March 31, 2002, balance sheet as “liabilities subject to compromise.” These claims consist of the following debt instruments:

                                                                        Accrued
                                                            Debt        Interest          Total
                                                       ------------   ------------    ----------
     10.5% Senior Notes (Note 5b)                      $   200,000      $  48,177     $  248,177
     11.5% Senior Subordinated Notes (Note 5b)             150,000         38,078        188,078
     Zeigler Industrial Revenue Bonds (Note 5d)            145,800         14,793        160,593
                                                       ------------    -----------    -----------
     Liabilities Subject to Compromise                 $   495,800      $ 101,048     $  596,848
                                                       ============    ===========    ===========
Contractual interest on the above debt instruments amounted to $16,782 through March 31, 2002, which is $5,651 in excess of reported interest expense; therefore, the Company has discontinued accruing interest on these obligations. Additionally, through March 31, 2002 the Company has not recorded $2,501 of contractual interest related to the default status of the Credit Facility (Note 5b).

Claims secured against the debtor's assets (secured claims) also are stayed, although the holders of such claims have the right to move the court for relief from the stay. Secured claims are secured primarily by liens on the debtor's property, plant and equipment. During the pendancy of the Company's bankruptcy proceedings, virtually all actions against it are stayed pursuant to section 362 of the Bankruptcy Code. As a result of the Company's emergence from bankruptcy, the automatic stay no longer applies.

          c.    DIP and Exit Facilities

The Company received approval from the Bankruptcy Court to pay or otherwise honor its prepetition obligations, including employee wages and benefits. The Bankruptcy Court also approved the Company's $150,000 debtor-in-possession financing (DIP, Note 5e). The DIP allows the Company to resolve bonding issues and should provide reassurance to employees, suppliers and customers that the Company can continue to operate and meet its commitments without interruption.

The Company received a commitment from Bankers Trust for a secured credit facility (Exit Facility), that was entered into on the date the Prepackaged Plan became effective (Effective Date). The Exit Facility will consist of a $250,000 revolving credit facility, under which revolving loans may be made and letters of credit may be issued up to a sublimit of $200,000 for such letters of credit. The Exit Facility will mature five years after the Effective Date. The Company has used the funds borrowed under the Exit Facility to repay all amounts outstanding under the DIP Facility, to fund certain cash needs on the Effective Date and for working capital needs after emergence. The Exit Facility contains various financial covenants which, among other things, limit additional indebtedness, dividend and other restricted payments, affiliate transactions, mergers and capital expenditures and require the Company to meet certain financial ratios including, but not limited to, interest coverage and maximum leverage ratio, all as defined in the Exit Facility.

           d.   Debt Defaults and Plan Restructured Debt

As of March 31, 2002, the Company was in default on its Credit Facility (Note 5b), Senior Notes (Note 5c), Senior Subordinated Notes (Note 5c), Zeigler IRBs (Note 5d) and Kentucky Bank and Trust Loan (Note 5f). Accordingly, this debt has been reflected as a current liability in the accompanying interim financial statements. Since September 30, 2000, the Company has not made any scheduled principal or interest payments on the Credit Facility, Zeigler IRBs, Senior Notes and the Subordinated Notes and, as a result, violated various provisions and covenants under these debt instruments, including financial covenants. As of February 28, 2002, the Company had missed scheduled principal and interest payments of $77,500 and $210,723 (excluding penalty interest of $16,907), respectively. Pursuant to the Prepackaged Plan, the Senior Notes, Senior Subordinated Notes and Zeigler IRBs (New Equity) were cancelled, and the holders of such notes and bonds issued equity in the reorganized company. According to the Prepackaged Plan, current equity was cancelled and no distributions were made in respect thereof. Pursuant to the Prepackaged Plan, each lender under the Credit Facility (which had outstanding principal plus fees and accrued interest of $985,777 at February 28, 2002) as of the Effective Date will be converted into (A) such lender's pro rata portion of: (i) the New Senior Secured Term Notes evidencing a senior secured term loan in an aggregate principal amount equal to $475,000, minus Available Cash (as defined in the Disclosure Statement) as of the Effective Date; (ii) $450,000 in aggregate principal amount of New Senior Notes (iii) cash in the amount equal to the Bank Claims Cash Distribution Amount (as defined in the Disclosure Statement), and (B) the releases described in Section 11.7 of the Prepackaged Plan. The $450,000 New Senior Notes mature in 2009 with a stated interest rate of 11.75%. The New Senior Secured Term Notes mature pursuant to an amortization schedule that requires quarterly installment payments of $5,000 with the sixth anniversary date requiring payment of the outstanding balance. Interest is calculated at LIBOR plus the Applicable Margin, as defined in Exhibit 3 of the Prepackaged Plan. The New Senior Secured Term Notes and New Senior Notes contain various financial covenants which are similar to those in the Exit Facility.

          e.    SOP 90-7

Pursuant to SOP 90-7, the Company plans on adopting fresh-start reporting upon emergence from bankruptcy. Entities that adopt fresh-start reporting apply the following principles:

•	The reorganization value of the entity should be allocated to the entity's assets in conformity with the procedures specified by SFAS No. 141, "Business Combinations." The reorganization value should be amortized in conformity with SFAS No. 142, "Goodwill and Other Intangible Assets".

•	Each liability existing at the plan confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid determined at appropriate current interest rates.

•	Deferred taxes should be reported in conformity with generally accepted accounting principles. Benefits realized from preconfirmation net operating loss carryforwards should first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital.

•	Changes in accounting principles that will be required in the financial statements of the emerging entity within the 12 months following the adoption of fresh-start reporting should be adopted at the time fresh-start reporting is adopted.

In connection with the implementation of fresh-start accounting, the Company expects to record an extraordinary gain of approximately $112,000 from the restructuring of its debt in accordance with the provisions of the Prepackaged Plan. Other significant adjustments are expected as well to reflect the provisions of the Prepackaged Plan and the fair values of the assets and liabilities of the reorganized company as of May 1, 2002. For accounting purposes, these transactions will be reflected in the operating results prior to emergence.

The expected extraordinary gain on the debt restructuring is calculated as follows:

                               Liabilities Subject to Compromise            $  596,848
                               Less unamortized financing costs                (35,057)
                               Less assumed exchanged equity value             (450,000)
                                                                            -------------
                               Extraordinary gain on restructuring          $  111,791

          f.    Ongoing Financial Viability

The Company's on-going financial viability is dependent on its ability to improve operations and cash flows. The Company's operating plan includes measures it believes will improve operating profits and cash flows. These measures include, but are not limited to the following: (1) enhancing mine productivity by replacing old, inefficient production equipment, (2) consolidating operations to reduce mine level overhead costs, (3) focusing on high margin properties to achieve the best possible sales and production balance both in terms of coal quality and transportation factors, (4) acquiring strategic, low cost reserves to replace existing operations, (5) utilizing the restructured balance sheet and improved liquidity to establish new relationships with first tier vendors and improve access to new vendors, including improved pricing and payment terms. There can be no assurances that operating profits and cash flows will be realized in an amount sufficient to fund obligations or other liquidity needs.

3.      INVENTORIES

           As of March 31, 2002 and December 31, 2001, inventories consisted of the following:

                                                                          2002         2001
                                                                     ------------   -------------

    Coal.........................................................    $   53,445      $ 27,438
    Deferred overburden..........................................        39,019        39,019
    Parts and supplies...........................................        24,836        24,587
                                                                     ------------  -------------
                                                                     $  117,300      $ 91,044
                                                                     ============  =============

4.      SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

           For purposes of the statements of cash flows, the Company considers investments having maturities of three months or less at the time of the purchase to be cash equivalents.

           Supplemental disclosure:

                                                                         Three Months Ended
                                                                             March 31,
                                                                      -------------------------
                                                                         2002         2001
                                                                      ------------ ------------

         Cash paid for interest.....................................  $    4,987   $      887
         Income taxes paid..........................................       1,241           81

          The March 31, 2002 and 2001 Statement of Cash Flows is exclusive of non-cash property additions of $94 and $749, respectively, included in accounts payable.

           In conjunction with the bankruptcy, the Company paid professional fees of $350 in March 2002.

5.     DEBT

           a.   Long-term Debt and Capital Leases

           Long-term debt and capital leases as of March 31, 2002 and December 31, 2001 consisted of the following:

                                                                     March 31,        December 31,
                                                                       2002              2001
                                                                  --------------     --------------
 Credit Facility (Note 5b):
      Term Loan A - Original                                      $  223,021         $  223,021
      Term Loan A - Amended                                           74,340             74,340
      Term Loan B                                                    329,576            329,576
      Revolving Credit Facility                                      188,163            182,163
 10.5% Senior Notes (Notes 2 and 5c)                                       -            200,000
 11.5% Senior Subordinated Notes (Notes 2 and 5c)                          -            150,000
 Zeigler Industrial Revenue Bonds (Notes 2 and 5d)                         -            145,800
 Bankers Trust DIP Facility (Note 5e)                                 55,000                  -
 Notes payable to sellers of Cyprus Subsidiaries ($- and
   $3,462), Mid-Vol ($6,000 and $6,000) and Ikerd-
   Bandy ($1,932 and $2,159)                                           7,932             11,621
 Kentucky Bank & Trust Loan (Note 5f)                                  8,132              8,132
 Capital leases                                                        2,441              2,969
 Other                                                                 4,118              7,261
                                                                  ----------       --------------
          Total                                                      892,723          1,334,883
          Less - current portion                                     888,055          1,329,651
                                                                  ----------       --------------
          Long-term debt                                          $    4,668        $     5,232
                                                                  ==========       ==============

           b.          Credit Facility

The Credit Facility consists of Term Loan A Facilities (Original Tranche A maturing in 2003 and Amended Tranche A maturing in 2004), a Term Loan B Facility (maturing in 2004) (the term loan facilities) and a $188,163 senior secured revolving credit facility (Revolver), maturing in 2003. Interest is calculated on the ABR (alternative base rate) plus the Applicable Margin, as defined in the Credit Facility. The Applicable Margin is determined pursuant to a formula based on the Company's financial performance. The ABR is the higher of the Federal Funds Rate plus 0.5% and the Prime Rate. As of March 31, 2002, the interest rates and average interest rates for the period were as follows: Original Tranche Term Loan A (7.00% and 8.31%), Amended Tranche Term Loan A (8.00% and 9.31%), Term Loan B (7.50% and 8.81%) and Revolver (7.50% and 8.81%). The Credit Facility is collateralized primarily by capital stock of most of the Company's subsidiaries, along with all accounts receivable; inventory; property, plant and equipment; intangibles; contract rights and other personal and real property of the Company and most of its subsidiaries. The Company and most of its subsidiaries have guaranteed the Credit Facility.

Effective June 15, 2000, the Company amended and restated its Credit Facility to modify the payment terms and covenant requirements. The changes included, among others, deferred principal payments, increased interest rates and amended financial covenant ratios. Term Loan A under the Credit Facility was separated into an Original Tranche and Amended Tranche each with new repayment terms. The Amended Tranche aggregates $75,000 in principal with final maturity on December 14, 2004. The Original Tranche aggregates $225,000 in principal with final maturity on December 31, 2003. The Company incurred an exit fee equal to 2% of Credit Facility borrowings at June 15, 2000 ($15,793) payable to the lenders on the earlier of (i) the maturity date of each respective Tranche or (ii) the date such Tranche is accelerated, refinanced, restructured or replaced. The exit fee has been recorded as an increase in debt issuance costs and accrued expenses and other. Mandatory prepayments are required based on the following: (i) casualty event, as defined and based on specified calculations and limitations, (ii) disposition events, as defined and based on specified calculations and limitations (iii) debt issuances – all net available proceeds from any debt issuance, (iv) excess cash flow, as defined and calculated and (v) equity issuances, as defined and based on specified calculations and limitations. The Company has the option to prepay the Amended Tranche at 102% in 2002 and 101% in 2003. The Credit Facility contains various financial covenants which, among other things, limits additional indebtedness, dividend and other restricted payments, affiliate transactions, mergers and capital expenditures and requires the Company to meet certain financial ratios including, but not limited to, interest coverage and maximum leverage ratio, all as defined in the Credit Facility. In addition, the Credit Facility is required to be prepaid with 50% of annual Excess Cash Flow as defined in the Credit Facility, 100% of proceeds from the incurrence of additional debt, 100% of proceeds from asset sales or dispositions above certain defined thresholds or 50% of the net proceeds from the issuance of equity securities. As of March 31, 2002, the Company is in violation of various financial and other covenants including the non-payment of principal and interest payments due giving rise to an Event of Default. Prior to the default period, the Company had the option of choosing the LIBOR or ABR method to calculate interest. As such the entire Credit Facility is classified as a current liability in the accompanying interim balance sheets.

As of March 31, 2002, the Company has $188,163 in outstanding borrowings under the Revolver. In addition, the Company has letters of credit in the amount of $14,431 issued under the Revolver.

See Note 2 for changes related to the Credit Facility under the Prepackaged Plan.

          c.            10.5% Senior Notes and 11.5% Senior Subordinated Notes

On December 14, 1998, AEI Resources, Inc. (Resources) and AEI Holding Company, Inc. (a subsidiary) co-issued $200,000 of 10.5% Senior Notes due 2005 (Senior Notes).

Also on December 14, 1998, Resources issued $150,000 of 11.5% Senior Subordinated Notes due 2006 (Subordinated Notes).

Upon a change in control (as defined in the documents governing the Senior Notes and the Subordinated Notes), the Company will be required to make an offer to purchase all outstanding Senior Notes and Subordinated Notes at 101% of the principal amount. The Senior Notes and Subordinated Notes are jointly and severally guaranteed on a senior unsecured basis by ARHI and each of the Company's current and future domestic majority-owned subsidiaries. In addition to containing various restrictive financial covenants, the Senior Notes and Subordinated Notes restrict, among other things, additional indebtedness, issuance of preferred stock, dividend payments, mergers, sale of subsidiaries and assets and affiliate transactions. In addition, the Senior Notes and Subordinated Notes contain default provisions whereby the failure to pay principal or interest on certain indebtedness of the Company or a default which results in the acceleration of certain indebtedness prior to its express maturity causes an event of default. As of March 31, 2002, the Company had not paid interest when due thereby giving rise to an Event of Default. As such the entire balance of the Senior and Subordinated Notes are classified as a current liability in the accompanying interim balance sheets.

The Company filed an initial registration statement for the Senior Notes with the Securities and Exchange Commission on February 12, 2000 and filed an amendment to the initial registration statement on April 29, 2000. Subsequently, the Company had planned to file a registration statement for the Subordinated Notes; however, the Company withdrew the Senior Notes' registration statement on May 31, 2001. Because the registration statements were not filed or declared effective within the time periods allotted in the documents governing the Senior Notes and the Senior Subordinated Notes, the Company has been required to pay liquidated damages to the holders of the Senior Notes and Subordinated Notes. For the Senior Notes, the Company is accruing the maximum liquidated damages of 50¢ per one thousand dollars principal amount (aggregating to $100 per week) per week until the registration statement is declared effective. For the Subordinated Notes, the Company is also accruing the maximum liquidated damages of 50¢ per one thousand dollars principal amount (aggregating to $75 per week) per week until the registration statement is declared effective. For the three months ended March 31, 2002 and 2001, the Company incurred liquidated damages pursuant to the Senior Note and Subordinated Note indentures of $1,741 and $2,243, respectively. If the registration statements do not become effective during 2002, the Company will incur liquidated damages aggregating $6,875 from April 1, 2002 through December 31, 2002.

See Note 2 for changes related to the Senior Notes and Subordinated Notes under the Prepackaged Plan.

           d.           Industrial Revenue Bonds

In connection with the 1998 acquisition of Zeigler Coal Holding Company (Zeigler), the Company assumed floating rate industrial revenue bonds (IRBs) issued by the Peninsula Ports Authority of Virginia ($115,000) and Charleston County, South Carolina ($30,800) (collectively, the Zeigler IRBs). On April 1, 1999, the Company refinanced the Zeigler IRBs. The interest on the Peninsula Ports Authority of Virginia bonds is currently fixed at 6.90%, and the interest on the Charleston County, South Carolina bonds is currently fixed at 6.95%. Interest is payable semi-annually on both bonds. The principal amount owed to the Peninsula Ports Authority of Virginia is due in two equal lump-sum payments on April 30, 2022 and May 2, 2022, and the principal amount owed to Charleston County, South Carolina is due in one lump-sum payment on August 10, 2028.

The Zeigler IRBs contain redemption features which allow the issuers, at the direction of the Company, the option to redeem the Zeigler IRBs on or after April 1, 2009 at redemption prices ranging from 102% in 2009 to 100% in 2013. In addition, unless the bonds are Investment Grade rated, as defined, as of April 1, 2009, the Zeigler IRBs will be subject to mandatory sinking fund requirements of $9,200 per year through 2022 and $1,500 per year thereafter through 2028.

Upon a change in control, as defined in the documents governing the Zeigler IRBs, the Company, at the direction of the then current Zeigler IRB bondholders, will be required to make an offer to purchase all outstanding bonds at 103%. The Zeigler IRBs are unsecured but are guaranteed by substantially the same entities that guarantee the Senior Notes and Subordinated Notes described in Note 5c above. The documents also contain default provisions whereby the failure to pay principal or interest on certain indebtedness of the Company or a default which results in the acceleration of any indebtedness prior to its express maturity causes an event of default. An event of default also occurs when the Company is in default under certain of its indebtedness. As of March 31, 2002, an Event of Default had occurred under the terms of the Zeigler IRBs as the Company had not paid principal or interest due nor had it made the required funding under the debt service reserve fund (discussed below). As such, the Industrial Revenue Bonds are classified as a current liability in the accompanying interim balance sheets. Beginning with the four quarters ended June 30, 2000, the Company's guarantee under the Zeigler IRBs requires the establishment of a debt service reserve fund in an amount equal to one year's interest (approximately $10,076) in the event the Company's fixed charge ratio, as defined, is less than 2 to 1. Amounts in the debt service reserve fund may thereafter be returned to the Company if the ratio is later achieved for a period of six consecutive quarters. The Company's fixed charge ratio, as defined for the four quarters ended March 31, 2002, was below the 2 to 1 requirement. The Company has accrued, but not paid, the required debt service reserve fund amount due.

See Note 2 for changes related to the Zeigler IRBs under the Prepackaged Plan.

           e.           DIP Facility

The Company has a secured, super-priority credit facility from Bankers Trust Company (Bankers Trust) with Deutsche Bank Alex. Brown (DBAB), as arranger, for debtor-in-possession financing for an aggregate of up to $150,000. Amounts outstanding under the DIP Facility bear interest at the Company's choice at either a market base rate plus 2% per annum or at a market reserved adjusted Euro-dollar rate plus 3% per annum. Fees for letters of credit issued under the DIP Facility shall be 3.25% of the amount available for drawing under such letters of credit. As of March 31, 2002, the interest rates and average interest rates for the period were 4.94% and 6.57%. Additionally, the DIP Facility provides for payment of various fees, including (i) a “commitment fee” equal to .5% per annum of the daily average unused portion of the DIP Facility (with an increase in such fee to .75% or 1.00% in the event that utilization of the DIP Facility falls below certain levels): (ii) a “financing fee” of 2% of the DIP Facility which is earned upon execution of the commitment letter and payable in part upon the approval of the DIP Facility by the bankruptcy court and in remaining part upon the closing of the DIP Facility; (iii) a monthly administrative expense of $12,500. The commitment letter also permits Bankers Trust to alter the interest rate on amounts outstanding under the DIP Facility (subject to limitations) in aid of syndication of the DIP Facility. This loan carries covenants similar to those of the Credit Facility described in Note 5b above. In addition, the agreement contains default provisions whereby the failure to pay principal or interest on certain indebtedness of the Company or a default which permits the acceleration of certain indebtedness prior to its express maturity or an increase in the interest rate on certain indebtedness causes an event of default under the DIP Facility. The DIP Facility is collateralized primarily by capital stock of most of the Company's subsidiaries, along with all accounts receivable; inventory; property, plant and equipment; intangibles; contract rights and other personal and real property of the Company and most of its subsidiaries. The Company and most of its subsidiaries have guaranteed the DIP Facility.

See Note 2 for additional discussion of the DIP Facility.

           f.           Kentucky Bank and Trust Loan

The Company has an unsecured note payable to Kentucky Bank and Trust (KB&T Note) in the amount of $8,132. The note bears interest equal to the daily floating prime rate as published in The Wall Street Journal (4.75% at March 31, 2002) with a maturity date of September 3, 2007. This note carries covenants similar to those of the Credit Facility described in Note 5b above. In addition, the agreement contains default provisions whereby the failure to pay principal or interest on certain indebtedness of the Company or a default which permits the acceleration of certain indebtedness prior to its express maturity or an increase in the interest rate on certain indebtedness causes an event of default under the KB&T Note. Because events of default have occurred, the entire balance is classified as a current liability in the accompanying March 31, 2001 and 2002 interim balance sheets. The KB&T Note is guaranteed by substantially the same entities that guarantee the Credit Facility and by Larry Addington (the majority owner of the Company) and an affiliate has pledged assets as additional security for the note. The Company is prohibited from making principal payments on the KB&T note prior to the earlier of June 30, 2005 or 91 business days after the satisfaction in full of all obligations under the Credit Facility.

6.      COMMITMENTS AND CONTINGENCIES

           a.            Legal and Regulatory Matters

The Company is named as defendant in various actions in the ordinary course of its business. These actions generally involve disputes related to contract performance, property boundaries, mining rights, blasting damages, personal injuries and royalty payments, as well as other civil actions that could result in additional litigation or other adversary proceedings.

In connection with the acquisition of the Cyprus subsidiaries, the Company became potentially liable under a suit filed in the Circuit Court of Perry County, Kentucky in 1996 by Joseph D. Weddington and Kentucky Land & Exploration Company (Kentucky Land). Weddington and Kentucky Land each has asserted claims to approximately 1,425 acres of property upon which the Company mines coal and is claiming substantial damages. On August 30, 2001, a third-party, Ezra C. Adair doing business as A.C.E. Development Company and Klondike Mining, Inc., asserted claims to this property. Based on a prior federal appellate court decision related to a similar claim, the Company believes that it should prevail; however, the ultimate outcome remains uncertain.

In April 1998, Sunny Ridge Enterprises, Inc. (Sunny Ridge), which was purchased by a wholly-owned subsidiary of Resources in 1999, was sued in the Circuit Court of Boyd County, Kentucky by Kentucky Electric Steel, Inc. (Kentucky Electric), which alleged that it suffered a shut down at its steel production facility in Boyd County as a result of the accidental smeltering of a device containing radioactive material. Kentucky Electric alleges that the device was contained in a shipment of scrap delivered to it by Raleigh Junk and Cremer Iron & Metal (Raleigh Junk), which was also named in the suit. Kentucky Electric further alleges that the device originated from a coal prep plant owned by Sunny Ridge, which was demolished pursuant to a contract between it and Raleigh Junk. Kentucky Electric claims that Sunny Ridge had a duty to ensure that the scrap produced by the demolition of the prep plant was safe for reuse, and that Sunny Ridge breached that duty by allowing a device containing radioactive material to become commingled with the scrap. Based on Kentucky Electric's answers to the Company's interrogatories, Kentucky Electric seeks damages of approximately $8,000, which with accrued interest could result in damages in excess of $10,000. The Company answered the complaint and denied any liability. The Company also filed a cross claim against Raleigh Junk. The Company believes that if the damages alleged by Kentucky Electric were caused by the smelting of a device containing radioactive material, there is evidence that the device containing radioactive material could have come from a source other than the prep plant. The Company intends to defend this claim vigorously, and at this time it is not possible to predict the outcome of the claim.

The Company is involved in three actions relating to claims asserted by and against American Electric Power and its affiliates (together AEP). On September 21, 2001, AEP filed suit against the Company in the U.S. District Court for the Southern District of Ohio. On September 24, 2001, AEP filed suit against the Company in the Court of Common Pleas of Franklin County, Ohio. On September 26, 2001, the Company filed a related action against AEP in Boyd Circuit Court in Boyd County, Kentucky. In each action, AEP alleges similar claims that the Company breached certain coal supply agreements by refusing to ship coal as required under those agreements. The Company believes that any such failures are excused as a result of force majeure, failure of a mutual assumption of the contract, duress, commercial impracticability and, in some cases, fraud in the inducement of the agreements involved. Moreover, the Company has alleged that AEP and its affiliates materially breached the agreements by systemically under-reporting the weights and quality of shipments received from the Company, and by paying substantially less than the amount due under the terms of the various agreements. The actions filed by AEP seek to recover the value to AEP of the agreements at issue, which value is subject to fluctuations in coal prices but could be in excess of tens of millions of dollars. The Company's action seeks a declaration that its obligations were excused on the various grounds discussed above and seeks damages in a comparable amount for the underpayments by AEP of those contracts and based upon tort law theories. For the years 2001 through 2011, the minimum and maximum aggregate amounts of coal to be delivered under the AEP contracts are approximately 5.1 million tons and 7.4 million tons, respectively. The average base price of the coal to be delivered under the AEP contracts is $24.75 per ton in 2001 and $25.40 in 2002. The Company plans to vigorously defend against AEP's claims against it and to vigorously pursue its claims against AEP. The ultimate outcome of this matter is uncertain; however, the Company may experience a material adverse effect in the event of an unfavorable outcome.

One of the Company's customers has claimed, in a letter to the Company, that it has suffered damages in excess of $10,000 resulting from the Company's failure to fulfill its tonnage obligations under the customer's coal supply agreement. No legal proceedings have been instigated by the customer at this time. The Company does not believe it is in default under the coal supply agreement and intends to vigorously defend this claim. At this time, it is not possible to predict the outcome of the claim.

The Company temporarily halted surface mining operations at certain sites in West Virginia after a ruling by U.S. District Judge Charles Haden on October 20, 1999. Haden's ruling restricted placement of valley fills near intermittent and perennial streams via a reinterpretation of the Surface Mining Control and Reclamation Act and the Clean Water Act. The West Virginia Division of Environmental Protection (DEP) began denying new permits as well as forbidding further advance under existing permits affected by Haden's ruling. Haden stayed his ruling on October 29, 1999, and the DEP rescinded its orders on November 1, 1999 pending a decision from the Court of Appeals or congressional override. The Company resumed its operations at these sites, pending a decision from the Court of Appeals. On April 24, 2001, the Fourth Circuit Court of Appeals set aside Judge Haden's injunction on sovereign immunity grounds and remanded the case to the District Court with instructions to dismiss the action without prejudice to the plaintiffs' ability to pursue their claims in state court. On July 13, 2001, the Fourth Circuit denied a petition for rehearing en banc. The plaintiffs filed a petition for certiorari with the U.S. Supreme Court, which was denied.

On August 21, 2001, a Kentucky-based environmental interest group filed suit in U.S. District Court in West Virginia seeking, among other things, an injunction prohibiting the issuance of permits by the U.S. Army Corps of Engineers (Corps) for valley fills affecting “waters of the United States” under Section 404 of the Clean Water Act. The case was assigned to Judge Charles Haden. The Company filed a Motion to Intervene as Defendant in that action on November 21, 2001, in order to defend the Company's interest in the continuation of valley fill permitting by the Corps. The Company's Motion to Intervene was granted by Judge Haden on December 4, 2001. On May 8, 2002, the Court granted the Plaintiff's motion for summary judgment on the first count of Plaintiff's complaint. The Court enjoined the Corps from “issuing any further Section 404 permits that have no primary purpose or use but the disposal of waste,” and in particular, enjoined the issuance of “mountaintop removal overburden valley fill permits solely for waste disposal under Section 404.” The geographic jurisdiction of the Corps' Huntington (WV) District, which is subject to the Court's injunction, includes more than half of West Virginia, portions of eastern Kentucky and western Virginia, roughly half of Ohio, and a small area of North Carolina. The Company has substantial operations in this area. The ultimate outcome of this matter is uncertain; however, if Judge Haden's ruling is not stayed or overturned on appeal, the Company may experience a material adverse effect in the event of an unfavorable outcome. While the final resolution of any matter may have an impact on the Company's financial results for a particular reporting period, management believes that the ultimate disposition of these matters will not have a materially adverse effect upon the financial position or results of operations of the Company. However, the final resolution of a legal contingency may have an adverse effect on the Company's liquidity.

           b.          Commissions

The Company has various sales and agency agreements with third parties, whereby the Company pays a $.10 - $.65 per ton commission on various coal sales agreements. The costs are expensed as the coal is delivered.

           c.          Environmental Matters

Based upon current knowledge, the Company believes that it is in material compliance with environmental laws and regulations as currently promulgated. However, the exact nature of environmental control problems, if any, which the Company may encounter in the future cannot be predicted, primarily because of the increasing number, complexity and changing character of environmental requirements that may be enacted by federal and state authorities.

           d.          Performance Bonds

The Company has outstanding performance bonds of approximately $713,378 as of March 31, 2002, to secure reclamation, workers compensation and other performance commitments.

           e.          Employment Agreements

The Company has entered into employment agreements with individuals for various officer positions. These agreements expire through February 2005 and contain termination benefits and other matters.

           f.          Collective Bargaining Agreements

Approximately 35% of the Company's coal employees are affiliated with unions. The Company has several collective bargaining agreements with the United Mine Workers of America (UMWA). These agreements expire through 2006.

           g.          Indemnifications and Other

Pursuant to various stock and asset purchase and sales agreements with counterparties, the Company has granted indemnification for performance guarantees and other matters made by such parties relating to mineral lease obligations, income taxes, and employee benefits. The Company believes no significant obligation will result relating to such indemnifications.

Pursuant to the purchase agreement for the Cyprus Subsidiaries, the Company has committed to pay Cyprus up to $25,000 in satisfaction of its royalty obligations in the event the Company receives an equity investment of $75,000 or more.

           h.          Contract Mining Agreements

The Company performs contract mining services for various third parties and utilizes contract miners on some of its operations. Terms of the agreements generally allow either party to terminate the agreements with sufficient written notification on a short-term basis.

           i.          Black Lung Legislation

New regulations proposed by the U.S. Department of Labor (DOL) and amending the existing regulations of the Federal Black Lung program in place since 1982 went into effect briefly on January 19, 2001. Implementation of the new regulations were quickly stayed by an agreement with DOL before the Federal District Court for the District of Columbia, pending the Court's response to an application by the coal and insurance industries for a permanent injunction against the use of the new regulations. The Federal District Court issued a decision on August 9, 2001 which granted no relief on any of the multiple requests made to stay specific parts of the regulations. The new regulations thus went into effect and claims are currently being administered under them, pending the outcome of an appeal to the U.S. Court of Appeals for the D.C. Circuit. A decision on the appeal is expected sometime after the oral arguments scheduled for April of 2002. The new regulations, among other things, establish a presumption in favor of a claimant's treating physician and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. DOL, in testimony and in various pleadings, maintains that the approval rate under the new regulations will not exceed the historic approval rate of claims not assigned to individual coal operations (Trust Fund Claims), which is approximately 13%. The Company and its predecessor companies experienced less than a 3% approval rate during the period 1982 - 2000 under the old regulations. The Company believes that it will experience a lower approval rate under the new regulations than the national average. Although the DOL has not processed a sufficient number of claims to a high enough level of adjudication to measure the actual activity under the new regulations meaningfully, the new regulations could result in the Company incurring significantly increased costs associated with contesting and paying Black Lung claims.

           j.          Stock Warrants and Options

In connection with amending its Credit Facility (discussed in Note 5b), on June 15, 2000, the Company issued warrants to lenders enabling them to purchase 10% of its common stock for $.01 per share. The warrants contain anti-dilution provisions, piggyback registration rights and tag-along sale rights and are freely transferable. The warrants contain holder put rights (Put) commencing June 15, 2001 and expiring June 15, 2010. The purchase price for such Put is the fair market value of such warrant, determined by formula or appraisal. The warrants also contain Company call rights (Call) commencing three years after any payment, maturity, acceleration, refinancing or restructuring of all the Credit Facility and expiring June 15, 2010. The purchase price for a Call is 110% for that of a Put. In addition, if within one year after the exercise of a Call, the Company is sold or has a “liquidating transaction”, as defined, then the Company shall pay to the warrant holder any additional amount they would have received if the purchase price of the Call had been determined in connection with such liquidating transaction. No value has been assigned to these warrants as it is considered negligible. The Prepackaged Plan (Note 2) will cause the warrants to be relinquished.

In January 2002, all shares of common stock, except those already held by Addington Enterprises, Inc., Robert Addington or Larry Addington, were transferred to Larry Addington. No consideration was given for the shares. Additionally, all outstanding stock options have been canceled with no consideration to the option holders. No accounting entries were recorded as the value for the shares and options was considered negligible.

           k.           Coal Settlement Agreement

Through March 31, 2002, the Company is in arrears in delivering coal under a certain coal supply contract with a customer. Pursuant to a settlement agreement with the customer, the Company will prospectively ship the tons in arrears and is subject to damage payments up to $3,200 in the event of non-shipment.

7.    NEW ACCOUNTING STANDARDS

In September 2001, the staff of the Financial Accounting Standards Board (FASB) cleared SFAS No. 133 Implementation Issue Number C16 (C16), which relates to scope exceptions in applying the normal purchases and sales exception for commodity contracts that contain volumetric variability or optionality under paragraph 10b of SFAS No. 133. C16 is effective for the Company on April 1, 2002. The Company does not believe adoption of C16 will have an effect on the Company. The Company believes its coal contracts with volumetric variability or optionality are exempted out of SFAS No. 133, because they fail to meet the net settlement criteria of SFAS No. 133, which would preclude such contracts from being considered derivatives.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 eliminates the pooling-of-interests method and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. It also requires intangible assets acquired in a business combination to be recognized separately from goodwill. SFAS No. 141 has had no impact on the Company's financial position or results as the Company has not entered into any business combination transactions since June 30, 2001.

The Company adopted SFAS No. 142, which addresses how goodwill and other intangible assets should be accounted for upon their acquisition and afterwards, on January 1, 2002. The adoption of SFAS No. 142 has had no impact on the Company's financial position or results because the Company does not have recorded goodwill or intangible assets. Premiums paid in prior acquisitions have been allocated to mineral reserves and are amortized as the coal is mined. The primary impact on the Company of SFAS No. 141 and SFAS No. 142 will be their applications under fresh start accounting pursuant to SOP 90-7 upon emerging from bankruptcy (Note 2). Upon emergence, SFAS No. 141 will require the allocation of the Company's value (as well as purchase price of any future business combinations) to the fair value of net assets (or net assets acquired), including reorganization value (goodwill) and other identified intangible assets. SFAS No. 142 will require that future goodwill (reorganization value) and intangible assets with indefinite lives not be amortized. Instead of amortization, goodwill will be subject to an assessment for impairment by applying a fair-value-based test annually and more frequently if circumstances indicate a possible impairment. If the carrying amount of goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In June 2001 the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligation” which addresses asset retirement obligations that result from the acquisition, construction or normal operation of long-lived assets. It requires companies to recognize asset retirement obligations as a liability when the liability is incurred at its fair value. The adoption of SFAS No. 143 will affect the Company's recording of reclamation and closure obligations and disclosure requirements. Currently, the Company records the full (undiscounted) liability for end-of-mine reclamation obligations of all acquired mines in current dollars. Developed mines accrue at a rate per ton over its active life to the end-of-mine obligation. SFAS No. 143 will require the Company to cease the per-ton accrual approach and to discount all end-of-mine obligations to their fair values. The future accretion of the discounted obligation will be recorded to cost of operations. The Company is currently analyzing the impact of this Statement, which is required to be adopted January 1, 2003; however, pursuant to SOP 90-7, the Company will early adopt SFAS No. 143 upon fresh start accounting.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is required to be adopted January 1, 2002. SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB Opinion No. 30, “Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” and combines the two accounting models into a single model based on the framework established in SFAS No. 121. Effects of adopting SFAS No. 144 on January 1, 2002 have had no material impact on the earnings and financial position of the Company.

8.    BONDING RESOLUTION

Frontier Insurance Company (Frontier), the Company's prior principal bonding company, provided over $533,000 of surety bonds to the Company as of the period ended December 31, 2001, approximately $360,000 of which were surety bonds for reclamation obligations and $66,000 of which were for workers compensation obligations. Frontier began experiencing financial problems in 1999, and as a result, its financial rating was delisted by the U.S. Department of Treasury. Frontier instituted rehabilitation proceedings in New York in August 2001. In 2000, in response to Frontier's financial problems, the states in which the Company has mining operations began requiring the Company to obtain costly replacement bonds and to post 100% cash collateral to back those bonds. As a result, the Company was required to provide cash collateral of approximately $8,400 during 2000 and $55,600 during 2001. In March 2002, as part of its pre-packaged bankruptcy process, the Company obtained funding to replace its reclamation and workers compensation bonds previously provided by Frontier.

The $150,000 DIP financing (Note 2) allowed the Company to resolve bonding issues and continue operating without interruption. New bonds were issued in March 2002 from other sureties pursuant to agreements with them which included DIP financing cash and letter of credit support. As these new bonds are accepted, the Company has received and will continue to receive releases of the old Frontier bonds from the states. Some Frontier reclamation bonds securing (a) permits pending transfer to unrelated parties, and permits pending final release from the state will remain outstanding and (b) the remaining Frontier bonds securing workers' compensation obligations of approximately $18,000, which have not been required to be replaced, will remain outstanding. In addition to the Frontier bonds, the Company has approximately $42,000 in letters of credit securing workers' compensation obligations. In addition to the reclamation and workers' compensation bonds issued by Frontier, described above, the Company has approximately $107,000 of other bonds issued by Frontier securing miscellaneous obligations. The Company has not been required to replace these bonds and they remain outstanding. Management believes it will have the resources necessary to obtain or replace, as necessary, surety bonds through 2002.

9.    OTHER SUBSIDIARY MATTERS

           a.          Employee Benefits Management, Inc.

Employee Benefits Management, Inc. (EBMI), a subsidiary of the Company, has outstanding 1,000 shares of Class A common stock (999 shares owned indirectly by Fairview Land Company (a subsidiary of the Company), one share owned by Enterprises (an affiliate)) and 176 shares of redeemable Class B common stock. The Class B common stock was repurchased from a third-party by the Company for $525 in October 2001.

In January 2002, Fairview Land Company acquired from Enterprises the one outstanding share of Class A common stock it did not already hold, thereby making EBMI a wholly-owned indirect subsidiary.

           b.          Employee Claims Administration, LLC

Employee Claims Administration, LLC (ECA), an indirect subsidiary of the Company, has outstanding Class A and Class B membership units, representing 1,000 Class A and 205 Class B membership units. In January 2002, Resources purchased the 50 Class A membership units not already owned by subsidiaries of the Company. The Class A and Class B membership units are owned by several subsidiaries of the Company. As a result of the Class A repurchase, ECA is a wholly-owned subsidiary.

10.    PARENT AND SUBSIDIARY GUARANTEES

The following tables summarize the financial position, operating results and cash flows for AEI Resources Holding, Inc., Resources and its guarantor, and non-guarantor subsidiaries regarding the Senior Notes and Subordinated Notes (Note 5c) as of March 31, 2002 and December 31, 2001 and for the three months in the period ended March 31, 2002 and 2001. Each of the guarantor subsidiaries (except EBMI and ECA until January 2002 – Note 9) is a wholly-owned subsidiary of Resources and each has fully and unconditionally guaranteed the Senior Notes and Subordinated Notes on a joint and several basis. Separate financial statements and other disclosures concerning Resources and the guarantor subsidiaries are not presented because the Company has determined that they are not material to investors. Yankeetown Dock Corporation (60% owned by the Company until sold June 29, 2001) was the only domestic, majority-owned, non-guarantor subsidiary.

                                           AEI                    Wholly-Owned
                                        Resources        AEI        Guarantor      Combining
                                         Holding      Resources    Subsidiaries   Adjustments      Total
                                      -------------- ------------- ------------- -------------- ------------

  March 31, 2002
  Balance Sheet:
  Total current assets..............  $         -    $   197,730   $   132,420   $    (38,084)  $   292,066
  Properties, net...................            -         14,238     1,524,150             -      1,538,388
  Other assets......................     (787,318)       623,209     1,632,267      (1,230,618)     237,540
                                      -------------- ------------- ------------- -------------- ------------
      Total assets..................  $  (787,318)   $   835,177   $ 3,288,837   $  (1,268,702) $ 2,067,994
                                      ============== ============= ============= ============== ============
  Liabilities Not Subject to
    Compromise
  Total current liabilities
    including current portion of
    long-term debt and capital        $         -    $ 1,040,828   $   162,158   $     87,519   $ 1,290,505
    leases..........................
  Long-Term debt and capital
     leases, less current Portion...            -         60,685        81,846                        4,668
                                                                                    (137,863)
  Other liabilities.................            -         84,947       878,344              -       963,291
                                      -------------- ------------- ------------- -------------- ------------
      Total liabilities not subject
        to compromise...............            -      1,186,460     1,122,348        (50,344)    2,258,464
                                      -------------- ------------- ------------- -------------- ------------
  Liabilities Subject to Compromise.            -        436,255       408,770       (248,177)      596,848
                                      -------------- ------------- ------------- -------------- ------------
      Total liabilities.............            -      1,622,715     1,531,118       (298,521)    2,855,312
                                      -------------- ------------- ------------- -------------- ------------
  Total Stockholders' equity
  (deficit).........................  $  (787,318)      (787,538)    1,757,719       (970,181)     (787,318)
                                      -------------- ------------- ------------- -------------- ------------
  Total liabilities and
     stockholders' equity (deficit).  $  (787,318)   $  (835,177)  $ 3,288,837   $  (1,268,702) $ 2,067,994
                                      ============== ============= ============= ============== ============
  Operating Results:
  Revenues..........................  $         -    $       246   $   316,250   $          -   $   316,496
  Costs and expenses................            -          4,237       324,654              -       328,891
                                      -------------- ------------- ------------- -------------- ------------
      Income (loss) from operations.            -         (3,991)       (8,404)             -       (12,395)
  Interest and other income
  (expense).........................            -        (38,875)         (423)         5,137       (34,161)
                                      -------------- ------------- ------------- -------------- ------------
      Income (loss) before
        reorganization items and                -        (42,866)       (8,827)         5,137       (46,556)
        income taxes ...............
  Professional fees related to
    reorganization..................            -          2,084             -              -         2,084
                                     -------------- ------------- ------------- -------------- ------------
       Income (loss) before income
        taxes ......................             -       (44,950)       (8,827)         5,137       (48,640)
                                      -------------- ------------- ------------- -------------- ------------
  Income tax provision..............            -          1,310           344              -         1,654
                                      -------------- ------------- ------------- -------------- ------------
      Net income (loss).............  $         -    $   (46,260)  $    (9,171)  $      5,137   $   (50,294)
                                      ============== ============= ============= ============== =============

  Cash Flows:
  Cash flows from operating
    activities:
   Net income (loss).................  $        -     $  (46,260)   $    (9,171)  $      5,137   $   (50,294)
   Total adjustments to reconcile
      net income (loss) to net cash
      provided by (used in)                     -         38,498         29,559         (5,137)       62,920
      operating activities...........
                                       -------------- ------------- ------------- -------------- --------------
   Net cash provided from (used in)
      operating activities...........           -         (7,762)        20,388              -        12,626
   Net cash used in investing                   -        (79,516)       (23,654)             -      (103,170)
   activities........................
   Net cash provided by (used in)
   financing activities..............           -         50,065         (1,809)             -        48,256
                                       -------------- ------------- ------------- -------------- --------------
   Net increase (decrease) in cash
      and cash equivalents...........           -        (37,213)        (5,075)             -       (42,288)
   Cash and cash equivalents,
      beginning of period............         220         62,457        (40,532)        40,070        62,215
                                       -------------- ------------- ------------- -------------- --------------
   Cash and cash equivalents, end of
   period............................  $      220     $   25,244    $   (45,607)  $     40,070   $    19,927
                                       ============== ============= ============= ============== ==============

                                                           Wholly-        Non-Wholly
                                   AEI                     Owned          Owned        Non-
                                   Resources   AEI         Guarantor      Guarantor    Guarantor   Combining
                                   Holding     Resources   Subsidiaries   Subsidiaries Subsidiary  Adjustments   Total
                                  ----------   ---------   -------------  ------------ ----------  -----------   -----------

December 31, 2001:
Balance Sheet:
Total current assets............  $      -      $ 136,446   $   334,044   $  14,464    $    -        $ (173,688)  $  311,266
Properties, net.................         -         15,841     1,571,489           -         -             -        1,587,330
Other assets....................     (737,024)    655,741     2,084,719     669,749         -         (2,511,611)    161,574
                                  ============= ==========  ============ ==========    ==========   ============ ===========
    Total assets................  $  (737,024)  $ 808,028   $ 3,990,252   $ 684,213    $    -        $(2,685,299) $2,060,170
                                  ============= ========== ============  ==========    ==========   ============ ===========

Total current liabilities,
  including current portion of
  long-term debt and capital
  leases........................  $         -  $1,400,301   $    718,951   $  35,750   $        -    $ (329,710)  $1,825,292

Long-term debt and capital
   leases, less current portion.            -      55,284        517,054           -            -      (567,106)       5,232
Other liabilities...............            -      89,687      1,046,822     663,021            -      (832,860)     966,670
                                  ------------- ---------    -----------   ----------  -----------   -----------   ---------
         Total liabilities......            -   1,545,272      2,282,827     698,771            -    (1,729,676)   2,797,194
                                  ------------- ---------    -----------   ----------  -----------   -----------   ---------
Total shareholders' equity
(deficit).                          (737,024)   (737,244)     1,707,425     (14,558)           -       (955,623)   (737,024)
                                  ------------- ---------    -----------   ----------  -----------   -----------   ---------
Total liabilities and
   shareholders'
   equity (deficit).............  $  (737,024) $  808,028   $  3,990,252   $ 684,213   $        -  $ (2,685,299) $ 2,060,170
                                  ============= ========== ============  ==========    ==========   ============ ===========
March 31, 2001
Operating Results:
Revenues........................  $          - $       245  $    355,658   $        -  $      142  $         -   $   356,045
Costs and expenses..............             -      13,164       350,375       10,059         164            -       373,762
                                  ------------- ----------   -----------   ----------  -----------   -----------   ---------
Income (loss) from operations...             -     (12,919)        5,283      (10,059)        (22)           -       (17,717)
Interest and other income
(expense).......................             -     (43,057)      (15,008)       8,233           -        7,017       (42,815)
                                  ------------- ----------   -----------   ----------  -----------   -----------   ---------
   Income (loss) before income
   taxes........................             -     (55,976)       (9,725)      (1,826)        (22)       7,017       (60,532)
                                  ------------- ---------    -----------   ----------  -----------   -----------   ---------
Income tax provision (benefit)..             -        (113)          611         (633)         (6)           -          (141)
    Net Income (loss)...........  $          - $   (55,863) $    (10,336)  $   (1,193) $      (16) $     7,017   $   (60,391)
                                  ============= ========== ============  ==========    ==========   ============ ===========

Cash Flows:
Cash flows from operating
activities:
Net income (loss)...............  $         -  $   (55,863) $    (10,336)  $   (1,193) $      (16) $     7,017   $   (60,391)
Total adjustments to reconcile
   net income (loss) to net
   cash provided by (used in)
   operating activities.........            -       47,695        30,044       1,191         (443)      (7,017)       71,470
                                  -------------  ---------    -----------   ----------  -----------   -----------   ---------

Net cash provided by (used in)
   operating activities.........            -       (8,168)       19,708          (2)        (459)           -        11,079
Net cash used in investing
activities......................            -         (146)      (15,452)          -            -            -       (15,598)
Net cash provided by financing
activities......................           -       (19,272)       (1,941)          -            -            -       (21,213)
                                  -------------  ---------    -----------   ----------  -----------   -----------   ---------
Net increase (decrease) in cash
   and cash equivalents.........            -      (27,586)        2,315          (2)        (459)           -       (25,732)
Cash and cash equivalents,
   beginning of period..........          220       56,742       (45,871)          4        3,598       40,070        54,763
                                  -------------  ---------    -----------   ----------  -----------   -----------   ---------
Cash and cash equivalents,
end of period...................  $       220  $    29,156  $    (43,556)  $       2   $    3,139  $    40,070   $    29,031
                                  ============= ========== ============  ==========    ==========   ============ ===========

==================================================          ==================================================

No dealer, salesperson or other person is
authorized to give any information or to represent
anything not contained in this prospectus. You
must not rely on any unauthorized information or
representations. This prospectus does not offer to
sell or ask for offers to buy any securities other
than those to which this prospectus relates and it
does not constitute an offer to sell or ask for
offers to buy any of the securities in any
jurisdiction where it is unlawful, where the
person making the offer is not qualified to do so,
or to any person who cannot legally be offered the
securities. The information contained in this
prospectus is current only as of its date.

                                                                          400,000 Shares

                    TABLE OF CONTENTS                              Horizon Natural Resources Company

Prospectus Summary..................................
Risk Factors........................................                        Common Stock
Forward-Looking Statements..........................
Horizon Natural Resources Company Stock
Grant Plan..........................................
Use of Proceeds.....................................
Other Offerings.....................................
Dividend Policy.....................................
Selected Consolidated Financial Data................
Pro Form Financial Data.............................                        _____________
Management's Discussion and Analysis of Financial
   Condition and Results of Operations..............
The Coal Industry...................................                            [Logo]
Business............................................
Government Regulation...............................
Management..........................................                        _____________
Executive Compensation..............................
Principal Stockholders..............................
Transactions with Former Controlling Stockholder
   and Related Persons..............................
Description of Indebtedness.........................
Description of Capital Stock........................                          Prospectus
Legal Matters......................................
Experts.............................................                        __________, 2002
Where You Can Find More Information.................
Index to Financial Statements....................F-1

==================================================          ==================================================

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

           The following table sets forth the expenses payable by Horizon Natural Resources Company in connection with this registration statement. All of such expenses are estimates, other than the filing and quotation fees payable to the Securities and Exchange Commission.

Filing fee - Securities and Exchange Commission                                                 $450.80
                                                                 ...............................
Fees and expenses of legal counsel                                                               $*
                                               .................................................
Printing expenses                                                                                $*
                           .....................................................................
Fees and expenses of accountants                                                                 $*
                                              ..................................................
Miscellaneous expenses                                                                           $*
                                 ...............................................................
         Total                                                                                   $*
                     ...........................................................................
_________________________
*  To be filed by amendment.

           All of the amounts shown are estimates except for the filing fee payable to the Securities and Exchange Commission.

Item 14.    Indemnification of Directors and Officers

           Section 145 of the General Corporation Law of Delaware, or GCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she was or is a director, officer, employee or agent of the corporation, or was or is serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person identified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she was or is a director, officer, employee or agent of the corporation, or was or is serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person identified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

           Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, provide, in effect, that to the full extent and under the circumstances permitted by Section 145 of the GCL, we shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding of the type described above by reason of the fact that he or she was or is a director, officer, employee or agent of our company.

           Our Certificate of Incorporation relieves our directors from monetary damages to our company or our stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the GCL. Under Section 102(b)(7) of the GCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for any breach of the director's duty of loyalty to our company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit.

           In addition, we carry an insurance policy for the protection of our directors and executive officers against any liability asserted against them in their official capacities.

Item 15.    Recent Sales of Unregistered Securities

           Effective May 9, 2002, all of our issued securities were cancelled by order of the U.S. Bankruptcy Court and our company, in furtherance of our bankruptcy plan of reorganization, issued new securities as follows: (i) 20,000,000 shares of our common stock in consideration for the cancellation of approximately $597 million in claims; and (ii) $450 million in new 11.75% senior notes in consideration for the cancellation of approximately $450 million in claims. The foregoing issuances and sales were conducted without registration of the securities under the Securities Act of 1933, as amended, in reliance upon the exemption from registration afforded by Section 1145(a)(2) of the Bankruptcy Code. Section 1145(a)(1) of the U.S. Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state laws if: (i) the securities are offered and sold under a plan of reorganization; (ii) the securities are of a debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan; and (iii) the recipients of the securities are issued such securities entirely in exchange for the recipient's claim against or interest in the debtor or principally in such exchange and partly for cash or property.

Item 16.    Exhibits and Financial Statement Schedules

           (a)    Exhibits

           The exhibits to the Registration Statement are listed in the Exhibit Index which precedes the exhibits to this Registration Statement and is hereby incorporated herein by reference.

           (b)    Financial Statement Schedules

          All schedules are omitted because the information required to be set forth therein is not applicable or is contained in the Financial Statements or Notes.

Item 17.    Undertakings

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

           The undersigned Registrant hereby undertakes:

           (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

SIGNATURES

           Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ashland, Commonwealth of Kentucky, on the 27th day of June 2002.

HORIZON NATURAL RESOURCES COMPANY By:/s/ Donald P. Brown Name: Donald P. Brown Title: Chief Executive Officer, President and Chairman of the Board

POWER OF ATTORNEY

           Know all men by these presents, that the undersigned directors and officers of Horizon Natural Resources Company, a Delaware corporation, which is filing a registration statement on Form S-1 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Donald P. Brown, Lance G. Sogan and Michael F. Nemser, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b)under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933 has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Donald P. Brown Donald P. Brown	Chief Executive Officer, President and Chairman of the Board (principal executive officer)	June 27, 2002

/s/ Michael F. Nemser Michael F. Nemser	Executive Vice President and Chief Financial Officer (principal financial officer)	June 27, 2002

/s/ Richard A. Boone Richard A. Boone	Vice President and Controller (principal accounting officer)	June 27, 2002

/s/ B. R. Brown B. R. Brown	Director	June 27, 2002

/s/ Robert C. Scharp Robert C. Scharp	Director	June 27, 2002

/s/ John J. Delucca John J. Delucca	Director	June 27, 2002

/s/ Scott Tepper Scott Tepper	Director	June 27, 2002

Exhibit Index

Exhibit Number	Description of Document

2.1	Joint Plan of Reorganization of AEI Resources Holding, Inc., et al., as modified

3.1(a)	Certificate of Incorporation of Horizon Natural Resources Company

3.1(b)	Bylaws of Horizon Natural Resources Company*

5.1	Opinion of Stroock & Stroock & Lavan LLP*

10.1	Indenture, dated as of May 8, 2002, among AEI Resources, LLC and Horizon Finance Corp., as issuers, their subsidiaries party thereto, AEI Resources Holding, Inc., and Wells Fargo Bank Minnesota, National Association, as trustee*

10.2	Security Agreement, dated as of May 8, 2002, among AEI Resources, LLC, Horizon Finance Corp., their subsidiaries party thereto, and Deutsche Bank Trust Company Americas, as collateral agent*

10.3	Intercreditor Agreement, dated as of May 8, 2002, among Deutsche Bank Trust Company Americas, UBS AG, Stamford Branch, and Wells Fargo Bank Minnesota, National Association*

10.4	Registration Rights Agreement, dated as of May 8, 2002, among Horizon Natural Resources Company and the holders of common stock party thereto

10.5	Registration Rights Agreement, dated as of May 8, 2002, among AEI Resources, Inc. and the holders of Senior Notes party thereto*

10.6	Credit Agreement, dated as of May 8, 2002, among AEI Resources, LLC and Horizon Finance Corp., as borrowers, the lenders party thereto, and Deutsche Bank Trust Company Americas, as administrative agent*

10.7	Letter Agreement, dated May 8, 2002, between Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., AEI Resources, LLC and Horizon Finance Corp.*

10.8	Subsidiary Guaranty, dated as of May 8, 2002, made by certain subsidiaries of AEI Resources, LLC in favor of Deutsche Bank Trust Company Americas, as agent*

10.9	Parent Guaranty, dated as of May 8, 2002, made by Horizon Natural Resources Company in favor of Deutsche Bank Trust Company Americas, as agent*

10.10	Term Note Purchase Agreement, dated as of May 8, 2002, among AEI Resources, LLC, Horizon Finance Corp., their subsidiaries party thereto, AEI Resources Holding, Inc., the Holders (as defined therein) and UBS AG, Stamford Branch, as administrative agent*

10.11	Amended and Restated Promissory Note, dated as of May 7, 2002, made by AEI Resources, LLC in favor of National City Bank of Kentucky*

10.12	Employment Agreement, dated March 6, 2002, between AEI Resources, Inc. and Frank Bennett*

10.13	Employment Agreement, dated March 1, 2001, between AEI Resources, Inc. and Richard Boone*

10.14	Employment Agreement, dated June 14, 2001, between AEI Resources, Inc. and Donald P. Brown*

10.15	Amended Employment Agreement, dated October 15, 2001, between AEI Resources, Inc. and James I. Campbell*

10.16	Amended Employment Agreement between AEI Resources, Inc. and C. K. Lane*

10.17	Amended Employment Agreement, dated October 15, 2001, between AEI Resources, Inc. and Marc R. Merritt*

10.18	Employment Agreement, dated May 17, 2002, between Horizon NR. LLC and Michael F. Nemser*

10.19	Amended Employment Agreement, dated September 30, 2001, between Bowie Resources Limited and Keith H. Sieber*

10.20	Employment Agreement, dated February 13, 2002, between AEI Resources, Inc. and Lance G. Sogan*

10.21	Non-Competition Agreement, dated as of January 2, 1998, among Mining Technologies, Inc., Addington Enterprises, Inc., and Larry Addington*

10.22	Master Agreement, dated as of May 8, 2002, among Larry Addington, AEI Resources Holding, Inc., AEI Resources, LLC, and its subsidiaries party thereto*

10.23	Termination Rights Agreement, dated as of May 8, 2002, among AEI Resources, LLC, its subsidiaries party thereto and its affiliates party thereto*

10.24	Agreement, dated November 6, 1997, between Task Trucking, Inc. and AEI Holding Company, Inc.*

10.25	Service Agreement, dated October 22, 1997, between Mining Machinery, Inc. and AEI Holding Company, Inc.*

10.26	Technology Sharing Agreement, dated as of April 29, 1998, between Mining Technologies, Inc. and Addington Enterprises, Inc.*

10.27	Manufacture and Service Agreement, dated as of November 12, 1998, between Mining Technologies, Inc. and Addington Enterprises, Inc.*

10.28	Lease Agreement between Meadowlark, Inc. and EnviroPower, LLC*

10.29	Lease Agreement, dated as of December 1, 1999, between Old Ben Coal Company and EnviroPower, LLC*

10.30	Lease Agreement Amendment, dated as of March 16, 2000, between Old Ben Coal Company and EnviroPower, LLC*

10.31	Lease Agreement, dated as of December 1, 1999, between Kindill Mining, Inc. and EnviroPower, LLC*

10.32	Lease Agreement, dated as of December 1, 1999, between Appalachian Realty Company and EnviroPower, LLC*

10.33	Option Agreement, dated March 9, 2000, between Kindill Mining, Inc. and EnviroPower, LLC (relating to Kindill #1 mine)*

10.34	Option Agreement, dated March 9, 2000, between Kindill Mining, Inc. and EnviroPower, LLC (relating to Kindill #2 mine)*

10.35	Option Agreement, dated March 9, 2000, between Kindill Mining, Inc. and EnviroPower, LLC (relating to Kindill #3 mine)*

10.36	Agreement to Take Waste, dated February 24, 2000, between Mountain Coals, Inc. and EnviroFuels, LLC*

10.37	Lease Agreement, dated April 26, 1999, between AEI Resources, Inc. and Addington Corporate Center, LLC*

10.38	Oil and Gas and Coal Seam Gas Lease, dated May 11, 1999, between Appalachian Realty Company and Addington Exploration, LLC*

10.39	Oil, Gas and Coal Seam Gas Lease, dated February 26, 1999, between Appalachian Realty Company and Addington Exploration, LLC*

10.40	Coal Seam Gas Lease, dated October 20, 1999, between East Kentucky Energy Corporation and Addington Exploration, LLC*

10.41	Oil, Gas and Coal Seam Gas Lease, dated August 7, 2000, between Fairview Land Company and Addington Exploration, LLC*

10.42	Oil and Gas Lease dated March 31, 2000, between Ayrshire Land Company and Addington Exploration, LLC*

10.43	Coal Seam Gas Lease dated September 1, 1999, between Kindill Mining Company and Addington Exploration, LLC*

10.44	Oil and Gas Lease dated March 31, 2000, between Ayrshire Land Company and Addington Exploration, LLC*

10.45	Oil and Gas Lease dated March 31, 2000, between Meadowlark, Inc. and Addington Exploration, LLC*

10.46	Coal Seam and Gas Lease dated March 10, 1999, between Meadowlark, Inc. and Addington Exploration, LLC*

10.47	Oil and Gas Lease dated March 31, 2000, between Kindill Mining, Inc. and Addington Exploration, LLC*

10.48	Oil, Gas and Coal Seam Gas Lease dated August 22, 2000, between Meadowlark, Inc. and Addington Exploration, LLC*

10.49	Coal Seam Gas Lease dated February 15, 1999, between Ayrshire Land Company and Addington Exploration, LLC*

10.50	Coal Seam Gas Lease dated February 1, 1999, between Meadowlark, Inc. and Addington Exploration, LLC*

10.51	Coal Seam Gas Lease dated February 1, 1999, between Meadowlark, Inc. and Addington Exploration, LLC*

10.52	Coal Seam Gas Lease dated December 1, 1998, between Tennessee Mining, Inc. and Addington Exploration, LLC*

10.53	Agreement and Assignment dated as of January 28, 2002, among Addington Exploration, LLC, Tennessee Mining, Inc., Addington Enterprises, Inc., and CNX Gas Company, LLC*

10.54	Oil, Gas and Coal Seam Gas Lease dated December 1, 1998, between Tennessee Mining, Inc. and Addington Exploration, LLC*

10.55	Agreement and Assignment dated as of January 28, 2002, among Addington Exploration, LLC, Tennessee Mining, Inc., Addington Enterprises, Inc., and Knox Energy, LLC*

10.56	Option Agreement, dated May 8, 2002, among 17 West Mining, Inc., Kindill Mining, Inc., Meadowlark, Inc., Old Ben Coal Company and Energy Fuels, LLC*

10.57	Amended and Restated Option Agreement, dated May 8, 2002, between Appalachian Realty Company and Energy Fuels, LLC*

21.1	Subsidiaries of Horizon Natural Resources Company*

23.1	Consent of Marshall Miller & Associates*

24	Power of attorney (contained on page II-6)

_________ *	To be filed by Amendment.